中信泰富有限公司

BY COURIER

Exemption No. 82-5232

CITIC PACIFIC

Date : 22nd December, 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

08006327

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since November 19, 2008 (i) made or was required to make public pursuant to the laws of Hong Kong; (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
JAN 02 2009
THOMSON REUTERS

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Assistant Director -
Company Secretariat

Encl.
AT/ww/LTR-2997

Annexure

CITIC Pacific Limited

List of Information that the Company since November 19, 2008 (i) made or was required to make public pursuant to the laws of Hong Kong; (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Announcement pursuant to Rule 13.10 of the Listing Rules
   Date : December 1, 2008
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Announcement on suspension of trading
   Date : December 2, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Announcement on despatch of circular and resumption of trading
   Date : December 2, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Circular (in relation to Standby Facility / Connected Transactions involving subscription for convertible bond by CITIC Group / application for Whitewash Waiver / Very Substantial Disposal involving certain leveraged foreign exchange contracts to be assumed by CITIC Group and increase in authorised share capital) together with the Proxy Form
   Date : December 3, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Notice of the Extraordinary General Meeting
   Date : December 3, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

6. Document : Notice for convening a provisional shareholders' meeting of Daye Special Steel Co., Ltd. ("Daye") (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) to be held on December 24, 2008 *(only available in Chinese)*
Date : December 5, 2008
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Announcement of resolutions passed at the sixth meeting of the Fifth Session of the Board of Directors of Daye *(only available in Chinese)*
Date : December 5, 2008
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

8. Document : Announcement of resolutions passed at the fourth meeting of the Fifth Session of Supervisory Committee of Daye *(only available in Chinese)*
Date : December 5, 2008
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

9. Document : Monthly Return on Movement of Listed Equity Securities
Date : December 8, 2008
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

10. Document : Announcement pursuant to Rule 13.10 of the Listing Rules
Date : December 18, 2008
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

11. Document : Announcement on Poll Results of Extraordinary General Meeting held on 19 December 2008
Date : December 19, 2008
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

CITIC PACIFIC

CITIC Pacific Limited

中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

ANNOUNCEMENT PURSUANT TO RULE 13.10 OF THE LISTING RULES

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The board of directors (the "Board") of CITIC Pacific Limited (the "Company") has noted the increase in price of the shares of the Company today and wishes to state that it is not aware of any reasons for such increase.

Save for information to be included in a circular to be dispatched to shareholders on or about 3 December 2008 in connection with the Company's announcement dated 12 November 2008, the contents of which is or may be price sensitive, the Board confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of The Rules Governing The Listing of Securities on the Stock Exchange (the "Listing Rules"), nor is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 1 December 2008

As at the date of this announcement, the executive directors of CITIC Pacific are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Vernon Francis Moore, Li Shilin, Liu Jifu, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of CITIC Pacific are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of CITIC Pacific are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 267)

SUSPENSION OF TRADING

At the request of CITIC Pacific Limited (the "Company"), trading in the shares of the Company will be suspended with effect from 9:30 a.m. on 2 December 2008 pending the release of an announcement, relating to the despatch of a circular in connection with the Company's announcement dated 12 November 2008 containing information which may be price sensitive.

By Order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 2 December 2008

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Vernon Francis Moore, Li Shilin, Liu Jifu, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

RECEIVED
2008 DEC 29 A 10:32

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)

STANDBY FACILITY
CONNECTED TRANSACTIONS
INVOLVING
SUBSCRIPTION FOR CONVERTIBLE BOND BY CITIC GROUP
APPLICATION FOR WHITEWASH WAIVER
VERY SUBSTANTIAL DISPOSAL INVOLVING
CERTAIN LEVERAGED FOREIGN EXCHANGE
CONTRACTS TO BE ASSUMED BY CITIC GROUP
INCREASE IN AUTHORISED SHARE CAPITAL
AND
RESUMPTION OF TRADING

DESPATCH OF CIRCULAR

Reference is made to the announcement of CITIC Pacific Limited ("CITIC Pacific") dated 12 November 2008 in relation to the Agreement and the Whitewash Waiver (the "Announcement"). Unless otherwise stated, terms defined herein shall have the same meaning as those defined in the Announcement.

A circular (the "Circular") containing, amongst other things, (i) further information regarding the Agreement and the Whitewash Waiver, (ii) the recommendations of the relevant Independent Board Committees in relation to the Agreement and the Whitewash Waiver respectively, (iii) the letter of advice from the independent financial adviser to the Independent Board Committees, (iv) certain unaudited pro forma financial information of the Group, (v) a valuation report of

certain properties of the Group as at 31 October 2008 and (vi) the notice of EGM to be held on 19 December 2008 to consider, and if thought fit, pass the resolutions to approve, among other things, the Agreement and the Whitewash Waiver has been posted on the website of the Company at www.citicpacific.com and will be despatched to the Shareholders on 3 December 2008.

The directors of the Company wish to draw investors' attention to the contents of the Circular and in particular the financial information of the Group for the period after 30 June 2008 included in the Circular which information is or may be price sensitive. Whilst the Circular must be read in its entirety, such information is contained in Appendices I and II of the Circular.

Trading in the Shares on the Stock Exchange was suspended at the request of CITIC Pacific with effect from 9:30 a.m. on 2 December 2008 pending release of this announcement. Application has been made by CITIC Pacific for the resumption of trading in the Shares of CITIC Pacific with effect from 9:30 a.m. on 3 December 2008.

By Order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 2 December 2008

As at the date of this announcement, the executive directors of CITIC Pacific are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Vernon Francis Moore, Li Shilin, Liu Jifu, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of CITIC Pacific are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of CITIC Pacific are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

The directors of CITIC Pacific jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This circular is for your information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, your stockbroker or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CITIC Pacific Limited, you should at once hand this circular to the purchaser or transferee or the licensed securities dealer or registered institution in securities or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 00267)

STANDBY FACILITY
CONNECTED TRANSACTIONS
INVOLVING
SUBSCRIPTION FOR CONVERTIBLE BOND BY CITIC GROUP
APPLICATION FOR WHITEWASH WAIVER
VERY SUBSTANTIAL DISPOSAL INVOLVING
CERTAIN LEVERAGED FOREIGN EXCHANGE
CONTRACTS TO BE ASSUMED BY CITIC GROUP
AND
INCREASE IN AUTHORISED SHARE CAPITAL

Financial Adviser to CITIC Group

CITIC 中信証券國際 CITIC Securities International

Independent Financial Adviser
to the Independent Board Committees and the Independent Shareholders

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

RECEIVED
2008 DEC 29 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

A letter from the Board is set out on pages 5 to 30 of the Circular.

A letter from the Listing Rules Independent Board Committee containing its advice to the Independent Shareholders is set out on page 31 of the Circular.

A letter from the Whitewash Independent Board Committee containing its advice to the Independent Shareholders is set out on page 32 of the Circular.

A letter from the Independent Financial Adviser containing its advice to the Independent Board Committees and the Independent Shareholders is set out on pages 33 to 56 of the Circular.

A notice convening the EGM of CITIC Pacific to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on 19 December 2008 at 10:30 a.m. is set out on pages EGM-1 to EGM-2 of the Circular. Whether or not you are able to attend the EGM, you are requested to complete and return the accompanying proxy form in accordance with the instructions printed thereon and deposit the same at the registered office of CITIC Pacific at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the EGM or adjournment thereof. Completion and return of the proxy form will not prevent you from attending and voting at the EGM if you so wish.

3 December 2008

CONTENTS

In this circular, the following expressions have the meanings set out below unless the content requires otherwise.

"acting in concert"	has the meaning given to it in the Takeovers Code
"Agreement"	the agreement dated 12 November 2008 between CITIC Pacific and CITIC Group relating to, amongst other things, the Subscription and the Novation
"Anglo Chinese" or "Independent Financial Adviser"	Anglo Chinese Corporate Finance, Limited, a licensed corporation under the SFO to conduct type 1 (dealing in securities), 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities, the independent financial adviser to the Independent Board Committees and the Independent Shareholders
"Announcement"	the announcement dated 12 November 2008 of CITIC Pacific regarding, among other things, the Agreement
"AUD"	Australian dollars, the lawful currency of the Commonwealth of Australia
"Board"	the board of Directors
"Business Day"	a day (other than a Saturday, Sunday or public holiday) on which banks are generally open for business in Hong Kong and Sydney, Australia
"Circular"	this circular
"CITIC Group"	CITIC Group 中國中信集團公司, a state-owned enterprise established under the laws of the PRC and the 100% holding company of CITIC HK, the largest shareholder of CITIC Pacific holding approximately 29% of the issued Shares as at the Latest Practicable Date
"CITIC Group Concert Parties"	CITIC Group and parties acting in concert with it in respect of CITIC Pacific for the purposes of the Takeovers Code
"CITIC HK"	CITIC Hong Kong (Holdings) Limited 中信（香港集團）有限公司, a wholly-owned subsidiary of CITIC Group
"CITIC Pacific" or "Company"	CITIC Pacific Limited 中信泰富有限公司, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange

"Completion"	completion of the Agreement
"Completion Date"	the date of Completion
"Consumer Price Index"	means the Consumer Price Index (All Groups weighted average of eight capital cities) published by the Australian Bureau of Statistics in Catalogue No. 6401.0 or any replacement index published by the Australian Bureau of Statistics (or its successor)
"Conversion Price"	the price per Share at which the Convertible Bond may be converted into Shares
"Convertible Bond"	the convertible bond of an aggregate principal amount of HKD11.625 billion to be subscribed by CITIC Group or its designated nominee
"Director(s)"	the director(s) of CITIC Pacific
"EGM"	an extraordinary general meeting to be convened by CITIC Pacific on 19 December 2008 for the purpose of approving, amongst other things, the Agreement, the Whitewash Waiver and the increase in authorised share capital of CITIC Pacific
"EUR"	Euros, the lawful currency of the European Union
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Group" or "CITIC Pacific Group"	CITIC Pacific and its subsidiaries
"HKD"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Independent Board Committees"	the Listing Rules Independent Board Committee and the Whitewash Independent Board Committee
"Independent Shareholders"	Shareholders who are not precluded under the Listing Rules or the Takeovers Code, as the case may be, from voting on the relevant resolutions at the EGM
"Last Full Trading Day"	30 October 2008, being the last full trading day immediately prior to the release of the Announcement

"Latest Practicable Date"	28 November 2008, being the latest practicable date prior to the date of the Circular for the purpose of ascertaining certain information contained in the Circular
"LIBOR"	three month London Inter-bank Offered Rate
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Listing Rules Independent Board Committee"	an independent committee of the Board advising the Independent Shareholders in respect of the Agreement comprising Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong, all being independent non-executive Directors
"Maturity Date"	31 January 2009
"Novation"	the economic transfer and/or legal transfer by novation, subject to the terms of the Agreement, of the liabilities and benefits under certain AUD target redemption forward contracts entered into by the Group
"Novation Contracts"	the AUD target redemption forward contracts to be novated to CITIC Group under the Novation
"PRC" or "China"	the People's Republic of China
"Proposals"	the Standby Facility and the Agreement
"Reference Date"	26 November 2008, being the latest practicable date prior to the date of the Circular for the purpose of calculating certain financial information in relation to the leveraged foreign exchange contracts contained in the Circular
"Relevant Period"	the period beginning six months prior to the date of the Announcement and up to the Latest Practicable Date
"RMB"	Renminbi, the lawful currency of the PRC
"SFC"	the Securities and Futures Commission of Hong Kong

"SFO"	the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong)
"Shareholders"	holders of Shares
"Share(s)"	share(s) of HKD0.40 each in the capital of CITIC Pacific
"Sino Iron"	Sino Iron Pty Ltd, at present a wholly owned subsidiary of the Company, 20% of whose shares will be sold to China Metallurgical Group Corp. on completion of the sale disclosed in CITIC Pacific's announcement dated 20 August 2007
"Standby Facility"	the USD1.5 billion standby loan facility agreement entered into on 12 November 2008 between CITIC Group as the lender and CITIC Pacific as the borrower and where the interest rate is LIBOR plus 2.8% per annum
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription for the Convertible Bond
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers, as amended from time to time
"USD"	United States dollars, the lawful currency of the United States of America
"Whitewash Independent Board Committee"	an independent committee of the Board advising the Independent Shareholders in respect of the Whitewash Waiver comprising Willie Chang, André Desmarais, Peter Kruyt (alternate director to Mr. André Desmarais), all being non-executive Directors and Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong, all being independent non-executive Directors
"Whitewash Waiver"	a waiver from the obligation to make a general offer under the Takeovers Code pursuant to Note 1 on dispensations from Rule 26 of the Takeovers Code which will arise if the Convertible Bond is converted into Shares prior to 19 January 2009

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00267)

Executive Directors:
Larry Yung Chi Kin *(Chairman)*
Henry Fan Hung Ling *(Managing Director)*
Peter Lee Chung Hing *(Deputy Managing Director)*
Carl Yung Ming Jie *(Deputy Managing Director)*
Vernon Francis Moore *(Group Finance Director)*
Li Shilin
Liu Jifu
Milton Law Ming To
Wang Ande
Kwok Man Leung

Non-Executive Directors:
Willie Chang
André Desmarais
Chang Zhenming
Peter Kruyt *(alternate director to André Desmarais)*

Independent non-executive Directors:
Hamilton Ho Hau Hay
Alexander Reid Hamilton
Hansen Loh Chung Hon
Norman Ho Hau Chong

Registered Office:
32nd Floor
CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

To the Shareholders

3 December 2008

Dear Sir or Madam,

STANDBY FACILITY
CONNECTED TRANSACTIONS
INVOLVING
SUBSCRIPTION FOR CONVERTIBLE BOND BY CITIC GROUP
APPLICATION FOR WHITEWASH WAIVER
VERY SUBSTANTIAL DISPOSAL INVOLVING
CERTAIN LEVERAGED FOREIGN EXCHANGE
CONTRACTS TO BE ASSUMED BY CITIC GROUP
AND
INCREASE IN AUTHORISED SHARE CAPITAL

INTRODUCTION

On 12 November 2008, CITIC Pacific announced that it had entered into the Standby Facility and the Agreement.

The purpose of the Circular is to provide you with, among other things, (i) further information regarding the Standby Facility, the Agreement and the transactions contemplated thereunder and the Whitewash Waiver, (ii) the recommendations of the Independent Board Committees to the Independent Shareholders in relation to the Agreement and the Whitewash Waiver, (iii) the letter of advice from the Independent Financial Adviser to the Independent Board Committees and the Independent Shareholders in relation to the terms of the Agreement and the Whitewash Waiver and (iv) the notice of the EGM.

THE STANDBY FACILITY

As stated in CITIC Pacific's profit warning announcement dated 20 October 2008, CITIC Group had agreed to coordinate a standby loan facility of USD1.5 billion in order to strengthen the liquidity of CITIC Pacific.

CITIC Group entered into the Standby Facility with CITIC Pacific on 12 November 2008 whereby CITIC Pacific would be able to draw up to USD1.5 billion (about HKD11.625 billion) for the sole purpose of funding any commitments and/or liabilities due from CITIC Pacific under the Novation Contracts described below. CITIC Group will either directly advance monies required under the Standby Facility or will procure such monies to be made available. The Standby Facility is unsecured and repayable on demand. Interest payable by CITIC Pacific is LIBOR plus 2.8% per annum. No interest shall be payable by CITIC Pacific if the Standby Facility is not drawn down and no fee is payable by CITIC Pacific to CITIC Group in relation to the Standby Facility.

Barring unforeseen circumstances, CITIC Pacific does not currently contemplate that it would have to draw on the Standby Facility. The intended objective of the Standby Facility, the Convertible Bond and the Novation is to demonstrate CITIC Group's continuing support for CITIC Pacific, to resolve CITIC Pacific's commitments and/or liabilities under the Novation Contracts (as described below) and to enhance the liquidity of the Group. As at the Latest Practicable Date, CITIC Pacific had not drawn on the Standby Facility.

In the event that the Agreement proceeds to Completion, the net amount due under the Agreement would be used to repay the amounts outstanding under the Standby Facility. To the extent the Standby Facility is not drawn prior to the issue of the Convertible Bond, it shall no longer be available from and after Completion. If Completion does not take place, the Standby Facility shall be repayable on 31 January 2009.

THE AGREEMENT

Date : 12 November 2008

Parties : CITIC Pacific and CITIC Group

CITIC Pacific and CITIC Group have entered into the Agreement in connection with:-

(i) the issue by CITIC Pacific of the Convertible Bond with an aggregate principal amount of HKD11.625 billion. The principal amount of the Convertible Bond is convertible into Shares at an initial conversion price (subject to adjustment) of HKD8.00 per Share. An interest coupon of 2% per annum is payable from the time of issue of the Convertible Bond up to but excluding the date the Convertible Bond is converted into Shares. The money payable by CITIC Group to CITIC Pacific in respect of the Convertible Bond is HKD11.625 billion; and

(ii) the Novation whereby CITIC Group will economically, or through transfer by novation, assume the liabilities and benefits of the Novation Contracts. As at the Reference Date, the AUD : USD exchange rate was 0.6458 and on that basis, the mark-to-market loss under the Novation Contracts is estimated at HKD11.3 billion. So, on the basis of the target AUD : USD exchange rate described below and not taking into account any interim fixing and delivery of AUD under the Novation Contracts, CITIC Pacific will pay about HKD9.1 billion to CITIC Group in respect of the Novation if the AUD : USD exchange rate on the Business Day prior to the Completion Date is the same as the rate on the Reference Date. CITIC Pacific, however, continues to be responsible for taking deliveries of certain AUD under the Novation Contracts as described below and for any breach of such Novation Contracts before the Completion Date.

Under the terms of the Agreement, CITIC Group is entitled to designate any of its wholly-owned subsidiaries as the subscriber of the Convertible Bond or to be the contracting party to the Novation.

PRINCIPAL TERMS OF THE CONVERTIBLE BOND

Principal Amount

The aggregate principal amount of the Convertible Bond is HKD11.625 billion.

Issue Price

The money payable by CITIC Group to CITIC Pacific in respect of the Convertible Bond is 100% of the principal amount of the Convertible Bond, namely, HKD11.625 billion.

Interest

Interest at the rate of 2% per annum shall accrue from the time of issue of the Convertible Bond up to but excluding the date the Convertible Bond is converted into Shares.

Conversion Price

The Convertible Bond will be convertible into Shares at an initial conversion price of HKD8.00 per Share. The Conversion Price will be subject to adjustment for subdivision or consolidation of Shares.

The Conversion Price represents:–

(i) a premium of approximately 53.3% to the closing price of HKD5.22 per Share on the Latest Practicable Date;

(ii) a premium of approximately 32.0% to the closing price of HKD6.06 per Share after the morning trading session on 31 October 2008, being the day on which CITIC Pacific had requested a suspension in trading of the Shares from 2:30 p.m. that day;

(iii) a premium of 60.0% to the closing price of HKD5.00 per Share on the Last Full Trading Day;

(iv) a premium of approximately 35.1% to the average closing price of HKD5.92 per Share for the 10 trading days from and including 17 October 2008 up to and including the closing price at 2:30 p.m. on 31 October 2008; and

(v) a discount of approximately 71.2% to the unaudited consolidated net asset value per Share of about HKD27.8 as at 30 June 2008.

Conversion and Voting Rights

If the Independent Shareholders approve the Agreement and the Whitewash Waiver and all other conditions are fulfilled or waived (as the case may be), the Convertible Bond shall be converted automatically into Shares on Completion.

To the extent that the Whitewash Waiver is not granted by the Executive or approved by the Independent Shareholders but assuming the other conditions are fulfilled or waived, as the case may be, the Agreement will still proceed to Completion. However, the conversion of the Convertible Bond will be deferred until 19 January 2009, being the first date on which the increase in shareholding by CITIC Group in CITIC Pacific resulting from such conversion would not trigger a general offer obligation under the Takeovers Code pursuant to a waiver under Note 6 to Rule 26.1 of the Takeovers Code granted by the Executive on 12 November 2008.

The aggregate principal amount of the Convertible Bond will, on issue, be convertible into 1,453,125,000 new Shares at the initial Conversion Price of HKD8.00 per Share, representing approximately 66.26% of the existing issued Shares and approximately 39.85% of the issued share capital as enlarged by the Shares to be issued upon full conversion of the Convertible Bond assuming no other changes to the issued share capital of CITIC Pacific before conversion of the Convertible Bond. There is no restriction applicable to the subsequent sale of such Shares issued pursuant to such conversion.

Shares issued on conversion will rank *pari passu* in all respects with the Shares in issue as at the conversion date and will entitle the holders thereof to receive all future dividends and distributions which are declared, made or paid after the date of allotment of such Shares. The Shares to be issued upon conversion of the Convertible Bond will be allotted and issued pursuant to a specific mandate proposed to be sought from the Shareholders at the EGM. Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Shares to be issued pursuant to the Convertible Bond.

The Directors (including the non-executive Directors) believe that the terms of the Convertible Bond are fair and reasonable and in the interests of the Shareholders as a whole.

Term of Convertible Bond

For the period from Completion up to and including the Maturity Date.

Transfer

The Convertible Bond is transferable to any other person who is a wholly-owned entity of CITIC Group.

Form of the Convertible Bond

The Convertible Bond will be in registered form only.

Ranking of the Convertible Bond

The Convertible Bond will rank as direct, unsubordinated, unconditional and unsecured obligations of CITIC Pacific.

No Listing

The Convertible Bond will not be listed on the Stock Exchange or elsewhere.

NOVATION AND INDEMNITY

Background of the Leveraged Foreign Exchange Contracts

The leveraged foreign exchange contracts that CITIC Pacific has entered into can be classified into 2 categories, namely AUD daily accrual forward contracts and target redemption forward contracts.

Under the AUD daily accrual forward contracts, the strike rate (i.e. the rate at which deliveries of currencies are made) and the accumulation/knock-out rate (i.e. the rate at which no delivery of currencies will be made if such rate is lower than or equal to the spot rate) are fixed. A notional amount of AUD will be delivered at the relevant instalment dates at the strike rate if at the relevant time, the spot rate is between the strike rate and the accumulation/knock-out rates. In the event that the spot rate is lower than the strike rate at the relevant time, a pre-determined amount of AUD (which is greater than the notional amount) will be delivered.

Under the AUD target redemption forward contracts, the strike rates (which may have a step-up feature (i.e. to reflect an appreciation of the currency over the term of the contract)) are fixed. If the spot rate on any given day during the contract period is equal to or above the strike rate, a notional amount of the AUD will be delivered at the strike rate. The difference between the strike rate and the spot rate will be treated as a profit in respect of that particular contract and when the cumulative profit reaches the maximum profit stipulated in the contract, that particular contract will be knocked-out (i.e. the obligation to deliver further currencies will cease). If the spot rate is below the strike rate, a pre-determined amount of the AUD (which is greater than the notional amount) will be delivered at the strike rate.

Dual currency target redemption forward contracts are similar to the AUD target redemption forward contracts except that such contracts have AUD strike rates and EUR strike rates and the weaker of the two currencies (by comparing the spot rate of each currency against its corresponding strike rate) will be delivered.

The RMB target redemption forward contracts are net settled contracts and instead of the delivery of the RMB notional amounts under those contracts, the RMB target redemption forward contracts will be net settled in USD by reference to the gains and losses against the strike rates on a monthly basis.

The values of these outstanding leveraged foreign exchange contracts will be marked to their market values at the end of each relevant period based on valuations provided by the counterparties and will have an impact on the profit and loss account of CITIC Pacific. The mark-to-market value is driven by a number of factors including, among other things, the volatility, liquidity, bid-ask spread and interest rate differential, at the time when such contracts are mark-to-market.

The Novation Contracts

CITIC Pacific and CITIC Group have agreed that CITIC Pacific will, upon Completion, economically transfer, or subject to the agreement of the relevant counterparties, transfer by novation its rights and obligations under the Novation Contracts, which are certain AUD target redemption forward contracts, to CITIC Group at a price to be determined using the target AUD : USD exchange rate and other mark-to-market valuation parameters including without limitation the applicable volatility, liquidity, bid-ask spread and interest rate differentials applying to such contracts, at the time when the price of such contracts are valued. Apart from the AUD : USD exchange rate, the mark-to-market valuation of these Novation Contracts will take into account other parameters as aforesaid but whilst such other parameters will refine the mark-to-market value, the main determinant will still be the AUD : USD exchange rate. The maximum deliverable amount to the Group under the Novation Contracts is, as at the Reference Date, AUD5.5 billion and is deliverable in monthly instalments up to October 2010. The Novation Contracts have a strike price ranging from 0.7725 to 0.9600 and a weighted average strike price of AUD : USD0.9014.

Following Completion, each Novation Contract will either be formally novated to CITIC Group with the consent of the relevant counterparty or failing that, CITIC Pacific would continue to be the contracting party. In the case of the latter, CITIC Group would, under the terms of the Novation, reimburse and indemnify CITIC Pacific for all amounts payable by CITIC Pacific and liabilities arising therefrom under such Novation Contracts from the Completion Date. CITIC Pacific, however, continues to be responsible for taking deliveries of certain AUD under the Novation Contracts as described above and for any breach of such Novation Contracts before the Completion Date and, after Completion, is also subject to the performance and credit risk of CITIC Group in respect of such obligation to reimburse and indemnify it as from the Completion Date. From Completion, CITIC Pacific would no longer bear the economic burden or enjoy the benefits of the Novation Contracts. The effect of the Agreement is such that, depending on the relevant AUD : USD exchange rate after Completion, the Novation Contracts could, after Completion, result in a further loss or profit but CITIC Pacific would no longer, after taking into account the indemnity from CITIC Group and any transfer by novation, economically bear such losses or enjoy such profit.

The target AUD : USD exchange rate is calculated as follows:–

(i) should the AUD : USD spot exchange rate which appears on the Reuters Screen RBA26 Page be 0.7000 or less at 4:00 p.m. Sydney time on the Business Day prior to the Completion Date, the target AUD : USD exchange rate shall be 0.7000. For example, if the spot rate of AUD : USD is 0.6700, the target AUD : USD exchange rate is 0.7000; and

(ii) should the AUD : USD spot exchange rate which appears on the Reuters Screen RBA26 Page at 4:00 p.m. Sydney time on the Business Day prior to the Completion Date be more than 0.7000, the target AUD : USD exchange rate shall be such spot rate plus 100 pips. For example, if the spot rate of AUD : USD is 0.7700, the target AUD : USD exchange rate is 0.7700 + 0.0100 = 0.7800.

If the aggregate deemed mark-to-market value of the Novation Contracts determined by applying the target AUD : USD exchange rate described above shows a loss, CITIC Pacific shall pay CITIC Group an amount equal to such aggregate deemed mark-to-market value for the Novation Contracts. CITIC Group would receive such payment in return for assuming the ongoing obligations of the Novation Contracts which, based on the calculations by reference to the AUD : USD exchange rate on the Business Day prior to Completion, show a deemed mark-to-market loss. On the other hand, if the aggregate deemed mark-to-market value of the Novation Contracts determined by applying the target AUD : USD exchange rate described above shows a profit, CITIC Group shall pay CITIC Pacific an aggregate of HKD100 for the Novation (rather than an amount equal to such aggregate deemed mark-to-market value). As at the Reference Date, the AUD : USD exchange rate was 0.6458 and on that basis, the mark-to-market loss under the Novation Contracts is estimated to be HKD11.3 billion. On the basis described above, the target AUD : USD exchange rate is deemed to be 0.7000 and the deemed mark-to-market loss under the Novation Contracts is estimated to be HKD9.1 billion. In other words, even though the mark-to-market loss of the Novation Contracts is HKD11.3 billion, CITIC Pacific only pays, by reference to the aforesaid, HKD9.1 billion to CITIC Group for assuming the burden of such Novation Contracts. Whilst, as between CITIC Pacific and CITIC Group, the parties have agreed a floor rate of 0.7000 for the AUD : USD exchange rate (if the market AUD : USD spot exchange rates are less than 0.7000), the mark-to-market value would have to be confirmed and calculated by reference to the AUD : USD exchange rate of 0.7000 and other valuation parameters on the Business Day prior to the Completion Date. By way of estimation only and not taking into account any interim fixing and delivery of AUD under the Novation Contracts, it is estimated that CITIC Pacific will pay about HKD9.1 billion to CITIC Group for CITIC Group's assumption of liabilities and benefits of the Novation Contracts if the AUD : USD exchange rate on the Business Day prior to the Completion Date is the same as the rate at the Reference Date.

The difference between the mark-to-market value of the Novation Contracts on the Completion Date (calculated by reference to the rate on the Business Day prior to the Completion Date) and the consideration paid to or received from CITIC Group for the Novation Contracts as part of the net proceeds for the Shares issued on conversion of the Convertible Bond will be recorded in the balance sheet of CITIC Pacific as shareholders' equity.

Accounting Treatment

For illustration purposes, assuming that on the Business Day prior to Completion Date, the AUD : USD exchange rate is 0.6458 and all other valuation parameters are of the same value as those as at the Reference Date, the corresponding mark-to-market loss under the Novation Contracts will be HKD11.3 billion. By applying the deemed target AUD : USD exchange rate of 0.7000 (because, as between CITIC Pacific and CITIC Group, it is agreed that where the AUD : USD rate is less than 0.7000, the parties would apply, as between them the rate of 0.7000), the corresponding consideration payable to CITIC Group for the Novation Contracts will be HKD9.1 billion.

It was stated on page 90 of CITIC Pacific's annual report for the year ended 31 December 2007 how CITIC Pacific would account for such leveraged foreign exchange contracts:

"Derivatives are stated at fair value. The gain or loss on changes in fair value is recognised generally in the profit and loss account unless the derivative qualifies for hedge accounting."

The leveraged foreign exchange contracts do not qualify for hedge accounting.

For illustration purposes only, set out below is how CITIC Pacific will account for the Novation Contracts:–

(i) With or without Completion, CITIC Pacific will reflect the mark-to-market loss of HKD11.3 billion in its profit and loss account, correspondingly derivative liabilities of HKD11.3 billion will be recorded;

(ii) (a) Upon Completion but assuming that no legal transfer of the Novation Contracts, a derivative asset of HKD11.3 billion will be recorded, the corresponding credit in the balance sheet will be a HKD9.1 billion payable to CITIC Group while the difference between the HKD11.3 billion and HKD9.1 billion will be credited to shareholders' equity (see paragraph below); or

(b) Upon Completion and assuming that the legal transfer of all the Novation Contracts is completed at the same time, the HKD11.3 billion derivative liabilities recorded in accordance with (i) will be derecognised, a HKD9.1 billion payable to CITIC Group will be recorded, while the difference between the HKD11.3 billion and HKD9.1 billion will be credited to shareholders' equity (see paragraph below).

The difference between the HKD11.3 billion derivative liabilities and HKD9.1 billion payable to CITIC Group at Completion will be accounted for in shareholders' equity as part of the subscription price paid for Shares to be issued as a result of the Convertible Bond.

IMPACT ON CITIC PACIFIC'S FINANCIALS

After Completion, the Novation Contracts will no longer result in any future net effect on CITIC Pacific's profit and loss account.

(i) After Completion but before legal transfer of Novation Contracts:–

The underlying derivatives of the Novation Contracts will remain contractual obligations of CITIC Pacific, and thus will be marked-to-market, changes in the mark-to-market value will be recognised in the profit and loss account until legal transfer occurs, which will be upon formal agreement with the counterparties. At the same time, CITIC Pacific will recognise another derivative, being the agreement to transfer the Novation Contracts at the agreed price to CITIC Group, and mark-to-market this derivative, with changes in mark-to-market value recognised in the profit and loss account until legal transfer of the Novation Contracts occurs. As the mark-to-market value of the Novation Contracts will change, the mark-to-market movement of this derivative will move in an opposite direction as compared to that of the Novation Contracts. As a result, the net effect on CITIC Pacific's profit and loss account will be nil after Completion.

(ii) After Completion and assuming legal transfer of Novation Contracts are completed at the same time:–

The derivative liabilities in relation to the Novation Contracts shall be derecognised as described in the above paragraph (ii)(b) in the sub-section headed "Accounting Treatment". Subsequently, the Novation Contracts shall have no impact on the profit and loss account of CITIC Pacific after Completion.

CONDITIONS OF THE AGREEMENT

Completion is conditional upon the following conditions being fulfilled (or waived by CITIC Group, as the case may be):–

(a) the Shares remaining listed and traded on the Stock Exchange at all times prior to and on Completion, save for any temporary suspension not exceeding 10 consecutive trading days (or such longer period as CITIC Group may accept in writing) or any temporary suspension in connection with the clearance of the announcement in relation to the Agreement, and no indication being received on or before Completion from the SFC or the Stock Exchange to the effect that the listing of the Shares on the Stock Exchange will or may be withdrawn or objected to (or conditions will or may be attached thereto) as a result of the Completion or in connection with the terms of the Agreement or the Standby Facility;

(b) the Agreement and any appropriate increase in the authorised capital of CITIC Pacific being approved in general meeting by the Independent Shareholders or the Shareholders, as the case may be;

(c) the Whitewash Waiver being approved in general meeting by the Independent Shareholders;

(d) the Stock Exchange agreeing to grant the listing of and permission to deal in the Shares to be issued pursuant to the Convertible Bond;

(e) all consents or approval of any relevant governmental authorities or other relevant third parties in Hong Kong, the PRC or elsewhere which are required or appropriate for the entry into and the implementation of the Agreement having been obtained, including all filings with any relevant governmental authorities or other relevant third parties in Hong Kong, the PRC or elsewhere which are required for the entering into and the implementation of the Agreement having been made; all waiting periods which are required under the laws of Hong Kong, the PRC or any other relevant jurisdictions for the implementation of the Agreement having expired or terminated;

(f) the Executive granting the Whitewash Waiver and confirming that no general offer is required in connection with CITIC 1616 Holdings Limited and Dah Chong Hong Holdings Limited, two of CITIC Pacific's subsidiaries whose securities are listed on the Stock Exchange, in connection with the transactions contemplated under the Agreement; and

(g) there being no material breach of the warranties given by CITIC Pacific under the Agreement and no unexpected material adverse change as to, among other things, business, operations and financial condition of the Group as a whole.

CITIC Group may in its absolute discretion at any time waive in writing any of the conditions (or any part thereof) except the requirements for approval by Independent Shareholders under the Listing Rules in relation to condition (b) and such waiver may be made subject to such terms and conditions as are solely determined by CITIC Group. As at the Latest Practicable Date and in respect of condition (f) above, the Executive had, on 12 November 2008, confirmed that there would be no general offer required in connection with CITIC 1616 Holdings Limited and Dah Chong Hong Holdings Limited in connection with the conversion of the Convertible Bond.

CITIC Group has undertaken that in the event the Whitewash Waiver is not granted by the Executive or approved by the Independent Shareholders but assuming the other conditions are fulfilled or waived, as the case may be, the Agreement will still proceed to Completion. If Completion does not take place and to the extent that the Standby Facility is drawn, all outstanding amounts under the Standby Facility shall be repayable on 31 January 2009.

COMPLETION

Completion will take place on the third Business Day following the day on which the conditions of the Agreement have been satisfied in full (or waived by CITIC Group, as the case may be) or such other date as may be agreed between the parties. It is expected that Completion will take place no later than 31 December 2008. In the event that the conditions to the Agreement are not fulfilled or, where applicable, waived by CITIC Group on or before 31 December 2008, the Agreement will lapse unless extended by CITIC Group.

COVENANTS

For the term of the Standby Facility, CITIC Pacific has covenanted to CITIC Group, among other things, that it shall not:–

(i) issue, repurchase or grant any share or loan capital save for outstanding contractual commitments under CITIC Pacific's share option scheme;

(ii) borrow or raise new money after the date of the Standby Facility in excess of HKD1 billion save and except for undrawn facilities entered into prior to the date of the Standby Facility;

(iii) enter into any contract or commitment or undertake any contingent liability which is not in the Group's ordinary and usual course of business;

(iv) declare, pay or make any dividends or other distributions;

(v) grant any security over the assets of CITIC Pacific or grant guarantees other than in relation to banking facilities granted to the Group or for the Group's obligations in the ordinary and usual course of business;

(vi) waive, compromise, settle or release, any material, civil, criminal or other proceedings or any material liability or claim; or

(vii) dispose of or acquire any material asset

without the prior agreement of all Directors. Under the Agreement, there are similar covenants that, for the period until conversion of the Convertible Bond, CITIC Pacific will undertake not to proceed with the above matters without the prior written consent of CITIC Group provided that CITIC Group shall not unreasonably withhold or delay consent for any action which is consistent with the Group's ordinary and usual course of business as currently carried on by it. Regardless, the entry into any variation or termination of the Novation Contracts shall be subject to CITIC Group's consent.

TAKEOVERS CODE IMPLICATIONS

As at the Latest Practicable Date, the CITIC Group Concert Parties, consisting of CITIC Group, CITIC HK, Larry Yung Chi Kin, Henry Fan Hung Ling, Liu Jifu, Zhuang Shoucang and Cai Xinghai, own 1,115,989,285 Shares in total representing approximately 50.89% of the issued share capital of CITIC Pacific, in addition to CITIC Group's and CITIC HK's interests pursuant to the Agreement.

Dealings in Shares by the CITIC Group Concert Parties during the Relevant Period were as follows:–

	Date	Number of Shares acquired	Average Price Per Share *(HKD)*
Larry Yung Chi Kin	21 October 2008	1,000,000	7.370
	5 September 2008	923,000	25.112
	25 June 2008	253,000	28.990
	24 June 2008	1,556,000	29.211
	19 June 2008	305,000	30.011
Henry Fan Hung Ling	27 June 2008	20,000	27.750
	24 June 2008	120,000	28.650
	23 June 2008	500,000	29.797
Cai Xinghai	27 October 2008	100,000	3.730
CITIC HK	21 October 2008	2,000,000	7.392
	25 June 2008	252,000	28.995
	24 June 2008	1,539,000	29.232

Repurchases of Shares by CITIC Pacific during the Relevant Period were as follows:

Date	Number of Shares acquired	Average Price Per Share *(HKD)*
5 September 2008	1,000,000	25.236
25 June 2008	252,000	28.998
24 June 2008	1,590,000	29.254
20 June 2008	995,000	30.019

Each of Larry Yung Chi Kin, Henry Fan Hung Ling, Cai Xinghai and CITIC HK confirms that each of them did not have any knowledge of the transaction which forms the subject of the Whitewash Waiver application made by CITIC Group prior to 28 October 2008. Based on such confirmations, the Executive has confirmed that the above dealings will not constitute "disqualifying transactions" under paragraph 3(a) of Schedule VI to the Takeovers Code.

The Agreement is conditional upon, among other things, the Whitewash Waiver. The Takeovers Code obliges a shareholder to make a mandatory general offer for the shares of a listed company if a shareholder and its concert parties who hold more than 30% but less than 50% of the voting rights in a listed company increases its shareholding by more than 2% in any 12-month period. CITIC Group Concert Parties are subject to this 2% restriction for the period ending on 18 January 2009. The Whitewash Waiver is therefore necessary for CITIC Group to be able to increase its shareholding in CITIC Pacific by more than 2% prior to and including 18 January 2009 without having to incur a general offer obligation under the Takeovers Code upon conversion of the Convertible Bond. An application has been made by CITIC Group to the Executive for the Whitewash Waiver.

CITIC Group Concert Parties will abstain from voting on the resolution to approve the Whitewash Waiver.

The Executive has indicated that it will grant the Whitewash Waiver, which will be subject to the approval of the Independent Shareholders by way of poll. Upon full conversion of the Convertible Bond, CITIC Group's voting rights in CITIC Pacific will exceed 50% of the voting rights of CITIC Pacific and any further increase in shareholding will not result in CITIC Group incurring any further obligation under Rule 26 of the Takeovers Code to make a general offer.

Set out in Appendix III is a valuation report relating to a valuation of the properties of the Group in Hong Kong, Singapore and Canada, being those countries where CITIC Pacific was able to commission and have ready a valuation report for inclusion in the Circular prior to its despatch to Shareholders. In respect of its properties in PRC, Australia and Japan, it was not practicable to have obtained such valuation reports for inclusion in the Circular without a delay in its despatch. Such properties, based on the values ascribed to them in CITIC Pacific's annual report for 2007, comprise approximately 66% of the value of all properties owned by the Group. CITIC Pacific therefore applied to the Executive pursuant to Rule 11.6 of the Takeovers Code for a waiver from including a valuation report on those of the Group's properties in the PRC, Australia and Japan in the Circular. The Directors do not believe that any delay in the despatch of the Circular and, if the resolutions are approved at the EGM, the consequential delay in the Completion, would be in the interests of Shareholders as a whole. In any event and taking into account the waiver granted by the Executive on 12 November 2008 allowing CITIC Group to increase its shareholding in CITIC Pacific on or after 19 January 2009 without having to incur a general offer obligation under the Takeovers Code, the Directors believe that any delay would deprive Shareholders the opportunity to approve, as soon as possible and prior to 19 January 2009, the Agreement and the Whitewash Waiver at the EGM which, if approved, would allow CITIC Pacific to capitalise the amount under the Convertible Bond as soon as possible. The Independent Financial Adviser has also confirmed that, in its opinion, the exclusion of such properties from the property valuation report does not

affect its recommendation to the Independent Shareholders. Having taken the above into account and, in particular, the Directors' views about the interest of Shareholders, the Executive granted the waiver from strict compliance with Rule 11.1(f) of the Takeovers Code so that it is not required to include a valuation of properties held by the Group in PRC, Australia and Japan pursuant to Rule 11.6 of the Takeovers Code.

USE OF PROCEEDS FROM THE ISSUE OF THE CONVERTIBLE BOND

The amount payable by CITIC Group to CITIC Pacific, prior to any application of such funds towards the repayment of any amount owed under the Standby Facility, in connection with the issue of the Convertible Bond is HKD11.625 billion. However, the actual cash received by CITIC Pacific will be reduced by the amounts owed by CITIC Pacific to CITIC Group under the Standby Facility (to the extent the Standby Facility is drawn) and the Novation. If the full amount of the Standby Facility is drawn prior to Completion, then there will be no additional cash injected into CITIC Pacific as a result of the issue of the Convertible Bond and CITIC Pacific would have to pay CITIC Group an estimated amount of HKD9.1 billion in respect of the Novation assuming the target AUD : USD exchange rate described above and such rate on the Business Day prior to the Completion Date is the same on the Reference Date.

To the extent the Standby Facility is not drawn prior to issue of the Convertible Bond, it shall no longer be available from and after Completion. The net proceeds from the issue of the Convertible Bond will be used to discharge any amounts due from CITIC Pacific to CITIC Group under the Standby Facility (to the extent the Standby Facility is drawn) and the Novation with the balance, if any, used as general working capital.

CITIC Pacific has not carried out any equity fund raising activities in the twelve months preceding the Latest Practicable Date.

REASONS FOR AND BENEFITS OF ENTERING INTO THE STANDBY FACILITY AND THE AGREEMENT

In light of the matters referred to in CITIC Pacific's profit warning announcement of 20 October 2008, the Standby Facility is considered desirable to ensure that the Group can demonstrate that it has access to sufficient liquidity to maintain confidence in the Group's ability to settle its obligations under certain leveraged foreign exchange contracts until Completion whereupon the Group will have, by virtue of the Novation, restructured and reduced its liability under the Novation Contracts. Furthermore, the Novation will have a floor rate of AUD : USD0.7000, and an additional 100 pips benefit should the AUD : USD exchange rate be higher than 0.7000 on the Business Day prior to Completion. This means that, as between CITIC Pacific and CITIC Group, for the purpose of calculating the deemed mark-to-market value of the Novation Contracts on the Business Day prior to Completion, so long as the actual AUD : USD spot exchange rate results in a mark-to-market loss in respect of the Novation Contracts, CITIC Pacific will pay to CITIC Group an amount which is less than the actual mark-to-market loss of such Novation Contracts and CITIC Group will effectively bear the actual (and greater) mark-to-market loss of such Novation Contracts from Completion. The mark-to-market value of such Novation Contracts may increase or decrease over the period till October 2010. The Novation would, as on and from Completion, eliminate any further economic risk which CITIC Pacific otherwise would have in respect of the Novation Contracts which continue to run until October 2010.

In view of the current volatility and lack of liquidity in the equity and credit markets globally, the Board believes that it would be difficult to obtain additional banking facilities at this time and that financial support from its largest Shareholder, CITIC Group, is the most feasible option. The costs to CITIC Pacific of such financial support from CITIC Group are (i) the interest rate of LIBOR plus 2.8% per annum on amounts drawn pursuant to the Standby Facility and (ii) the coupon of 2% per annum from the time of issue of the Convertible Bond up to but excluding the date the Convertible Bond is converted into Shares. Further, the outstanding positions on its leveraged foreign exchange contracts could result in additional losses and funding requirements. This would drain the Group's internal cash resources and the Board believes it is therefore in the interests of CITIC Pacific for CITIC Group to provide the Standby Facility for such contingent liquidity requirements relating to these contracts. The Standby Facility, in itself, is intended to be a temporary measure as the ongoing cost over a long period of time would not only increase the Group's gearing but also negatively impact its financial performance. For that reason, the issue and conversion of the Convertible Bond would be favourable to CITIC Pacific.

In negotiating the Conversion Price, the Directors took into account, amongst others, CITIC Pacific's profit warning announcement dated 20 October 2008, the agreement by CITIC Group to take up the Novation Contracts, the current market volatility in equity markets and the tight credit markets globally.

The Board is also of the view that the increase in stake in CITIC Pacific by CITIC Group is a testament of CITIC Group's commitment and confidence in CITIC Pacific's future operational prospects.

INFORMATION ON THE REMAINING LEVERAGED FOREIGN EXCHANGE CONTRACTS

After the Completion Date, assuming all the Novation Contracts have been transferred by novation, the Group will, for the purpose of hedging its AUD requirements, have outstanding AUD target redemption forward contracts and daily accrual contracts for AUD with a maximum deliverable amount of AUD3.0 billion. The remaining AUD contracts have a strike price ranging from 0.7680 to 0.9600 and the weighted average strike price is 0.8331. For such AUD contracts, CITIC Pacific intends to monitor the position carefully, restructure contracts (including to enable the restructured contracts to become eligible for hedge accounting) and take delivery of the AUD as required, in order to mitigate any losses to the Group whilst, at the same time, striving to match the AUD requirements of the iron ore project in Australia. The Group does not intend to terminate such contracts.

The maximum deliverable amount to the Group under the dual currency target redemption forward contracts is, as at the Reference Date, AUD270.2 million or EUR149.2 million and is deliverable in monthly instalments up to July 2010. The outstanding dual currency target redemption forward contracts, assuming that the AUD is the weaker currency, have a strike price ranging from 0.8200 to 0.9500 and a weighted average strike price of AUD : USD0.8703. The outstanding dual currency target redemption forward contracts, assuming that the EUR is the weaker currency, have a strike price ranging from 1.4000 to 1.4600 and a weighted average strike price of EUR : USD1.4422. As the dual currency target redemption forward contracts are capable of being terminated with the

agreement of the Group and the counterparty, the Group intends to terminate the dual currency target redemption forward contracts. Solely for illustrative purposes only, if such dual currency target redemption forward contracts are terminated as of the Reference Date, the compensation payable by the Group would have been approximately HKD505 million.

As some of the RMB target redemption forward contracts have been knocked out (i.e. the obligation to settle such RMB target redemption forward contracts has ceased), the maximum notional amount under the remaining RMB target redemption forward contracts as at the Reference Date is RMB5.7 billion. The amount payable in USD by CITIC Pacific under the remaining RMB target redemption forward contracts (which is the maximum actual exposure of the Group bearing in mind no physical delivery of RMB takes place) is calculated to be not more than USD42.3 million based on an exchange rate of USD : RMB6.83 as at the Reference Date. The outstanding RMB target redemption forward contracts have a weighted average strike price of USD : RMB6.50. The RMB target redemption forward contracts will not be taken over by CITIC Group and the Group currently intends to retain the RMB target redemption forward contracts.

PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL

As at the Latest Practicable Date, the authorised share capital of CITIC Pacific is HKD1,200,000,000 divided into 3,000,000,000 Shares, of which 2,193,149,160 Shares have been issued and fully paid or credited as fully paid. Such issued Shares rank *pari passu* in all respects with each other and entitle the holders thereof to receive dividends and distributions which are declared, made or paid after the date of allotment of such Shares. Save for 343,000 Shares issued pursuant to the exercise of share options granted pursuant to the employee share option scheme of CITIC Pacific, no Share has been issued since 31 December 2007, the date to which the latest audited financial statements of the Group were made up. In order to fulfill condition precedent (b) referred to in the section headed "Conditions of the Agreement" above, and to provide the Group with flexibility in future expansion and growth by means of issuing new Shares and fund raising activities as the Directors may consider appropriate from time to time, the Directors propose to increase the authorised share capital of CITIC Pacific to HKD2,400,000,000 divided into 6,000,000,000 Shares. Such increase in the authorised share capital of CITIC Pacific will be conditional upon the passing of an ordinary resolution by the Shareholders at the EGM, and save for the Shares which may fall to be issued under the Convertible Bond and CITIC Pacific's share option scheme, CITIC Pacific has no intention to issue any part of the proposed increase in its authorised share capital.

CHANGES TO THE SHAREHOLDING IN CITIC PACIFIC AS A RESULT OF CONVERSION

Assuming that there are no other changes in the issued share capital of CITIC Pacific before conversion of the Convertible Bond, the holding of CITIC Group after full conversion of the Convertible Bond at the initial Conversion Price will be 2,098,736,285 Shares (approximately 57.56% of the enlarged issued share capital of CITIC Pacific). Such conversion Shares, when allotted and issued pursuant to a conversion of the Convertible Bond, will rank *pari passu* in all respects among themselves and with the Shares in issue as at the date of allotment and issue of such conversion Shares, including the right to receive all future dividends and distributions which may be declared, made or paid by CITIC Pacific on or after the date of allotment and issue of such Shares.

The following table illustrates the change of shareholding structure of CITIC Pacific as a result of the conversion (assuming the total number of Shares in issue as at the date of conversion of the Convertible Bond remains unchanged from the Latest Practicable Date other than as a result of such conversion):

Name of Shareholder	As at the Latest Practicable Date No. of Shares	As at the Latest Practicable Date Approx. % to issued share capital of CITIC Pacific	Assuming the Convertible Bond is fully converted into Shares at HKD8.00 per Share No. of Shares	Assuming the Convertible Bond is fully converted into Shares at HKD8.00 per Share Approx. % to enlarged issued share capital of CITIC Pacific
CITIC Group Concert Parties				
CITIC Group (through CITIC HK or its designated nominee)	645,611,285	29.438%	2,098,736,285	57.558%
Larry Yung Chi Kin	418,418,000	19.078%	418,418,000	11.475%
Henry Fan Hung Ling	50,640,000	2.309%	50,640,000	1.389%
Liu Jifu	840,000	0.038%	840,000	0.023%
Cai Xinghai	280,000	0.013%	280,000	0.008%
Zhuang Shoucang	200,000	0.009%	200,000	0.005%
***Subtotal of CITIC Group Concert Parties** (Note 1)*	1,115,989,285	50.885%	2,569,114,285	70.458%
Other Directors				
Peter Lee Chung Hing	1,000,000	0.046%	1,000,000	0.027%
Carl Yung Ming Jie	300,000	0.014%	300,000	0.008%
Vernon Francis Moore	4,200,000	0.192%	4,200,000	0.115%
Li Shilin	300,000	0.014%	300,000	0.008%
Wang Ande	400,000	0.018%	400,000	0.011%
Hansen Loh Chung Hon	1,550,000	0.071%	1,550,000	0.043%
André Desmarais	10,145,000	0.463%	10,145,000	0.278%
Peter Kruyt	34,100	0.002%	34,100	0.001%
Other public Shareholders	1,059,230,775	48.295% (approximately)	1,059,230,775	29.051% (approximately)
Total	2,193,149,160	100%	3,646,274,160	100%

Note 1: Of these shareholders, Cai Xinghai who holds 280,000 Shares is a connected person of CITIC Pacific as he is a director of subsidiaries of CITIC Pacific. Zhuang Shoucang who holds 200,000 Shares is considered part of CITIC Pacific's public float pursuant to rule 8.24 of the Listing Rules since he is not a connected person of CITIC Pacific.

The number of Shares in issue as at the Latest Practicable Date is 2,193,149,160 Shares. As at the Latest Practicable Date, there are also options granted to participants under CITIC Pacific's share option scheme entitling the holders thereof, upon exercise in full, to subscribe for 29,760,000 Shares. The exercise price of such options ranges from HKD19.90 to HKD47.32 per Share. Of these share options the CITIC Group Concert Parties accounted for 4 million share options with an exercise price ranging from HKD22.10 to HKD47.32. These 4 million share options are held by Larry Yung Chi Kin as to 2,000,000 options, Liu Jifu as to 1,400,000 options and Cai Xinghai as to 600,000 options. In calculating the Shares held by public Shareholders, CITIC Pacific has included 159,761,669 Shares held by Power Corporation of Canada and its affiliates, representing 7.28% and 4.38% of the issued share capital of CITIC Pacific as at (i) the Latest Practicable Date and (ii) assuming full conversion of the Convertible Bond at HKD8.00 per Share respectively. Power Corporation of Canada is owned and controlled by Paul G. Desmarais, the father of one of the non-executive Directors, André Desmarais. Pursuant to Rule 8.24 of the Listing Rules, the shareholding of Power Corporation of Canada is considered part of CITIC Pacific's public float.

Pursuant to a waiver under Note 6 to Rule 26.1 of the Takeovers Code granted by the Executive on 12 November 2008, CITIC Group (through CITIC HK or its designated nominee) may increase its shareholding in CITIC Pacific without incurring any further obligation under Rule 26 of the Takeovers Code should the conversion of the Convertible Bond take place on or after 19 January 2009. In the event the Whitewash Waiver is granted and approved by the Independent Shareholders, CITIC Group shall, on Completion, convert the Convertible Bond and the Shares issued pursuant thereto would not result in CITIC Group or its parties acting in concert, having to incur a general offer obligation under the Takeovers Code.

INFORMATION ON THE GROUP

CITIC Pacific is incorporated in Hong Kong with limited liability and its Shares are listed on the Stock Exchange. CITIC Pacific and its subsidiaries are principally engaged in manufacturing of special steel, iron ore mining, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and marketing and distribution.

INFORMATION ON CITIC GROUP

CITIC Group is a state-owned enterprise established in 1979 with the approval of the State Council of the PRC. CITIC Group operates a wide range of businesses in the financial services and industrial investment sectors. CITIC Group's industrial investment sectors include real estate, contracting, raw materials and resources, information, manufacturing and the services industry.

CITIC HK is incorporated in Hong Kong and is a wholly-owned subsidiary of CITIC Group. CITIC HK owns approximately 29% of the issued Shares as at the Latest Practicable Date.

INTENTIONS FOR THE GROUP

Business

It is the intention of the existing Directors and CITIC Group that the Group will continue its existing businesses. CITIC Group does not intend to introduce any major changes to the business of the Group or re-deploy or dispose of any of the assets of the Group other than in the ordinary course of business. With regard to the acquisition by the Group of further assets, CITIC Group has no current plans to do so but such acquisition may be a possibility in the future. Any acquisition or disposal of the assets or business of the Group, if any, will be in compliance with the Listing Rules and the Takeovers Code (where applicable). CITIC Group has no intention for redundancies nor similar proposals for employees of the Group notwithstanding current market conditions.

Establishment of committee

The Board has resolved to set up a committee for the purpose of dealing with all matters concerning the Group's leveraged foreign exchange contracts. Mr Chang Zhenming, currently a non-executive Director and the Vice-Chairman and President of CITIC Group, has been appointed to chair such a committee. The committee is empowered to receive recommendations from internal and external parties as to how to improve the Group's internal management and risk controls, monitor the Group's ongoing and future leveraged foreign exchange contracts and negotiate terms of the Novation Contracts with the relevant counterparties.

MAINTAINING THE LISTING OF CITIC PACIFIC

It is the intention of CITIC Group to maintain the listing of CITIC Pacific on the Stock Exchange after Completion.

GENERAL

The terms of the Standby Facility, the Agreement, including the Conversion Price and the terms of the Novation, were negotiated on an arm's length basis after taking into consideration the above factors. Accordingly the Directors (including the non-executive Directors) consider that the terms of the Standby Facility, the Agreement, including the Conversion Price and the terms of the Novation, are fair and reasonable and are in the interests of CITIC Pacific and the Shareholders as a whole.

CITIC Pacific and CITIC Group originally envisaged a standby loan facility of USD1.5 billion in order to strengthen the liquidity of CITIC Pacific on normal commercial terms as to interest and security, in order for CITIC Pacific to be able to itself resolve the issue of the leveraged foreign exchange contracts. However, during the course of the negotiations for the standby loan facility, CITIC Pacific and CITIC Group concluded that with the volatility in the equity and credit markets, (i) a standby loan facility of USD1.5 billion may not be sufficient for CITIC Pacific to itself resolve the issue of the foreign exchange leveraged exchange contracts; (ii) the Novation Contracts were perceived as very high risk to CITIC Pacific and (iii) that any loan would need to be repaid. It was

uncertain whether CITIC Pacific could negotiate the unwinding of the Novation Contracts with existing counterparties or an investment bank on more attractive terms than the terms offered by CITIC Group for the Novation. CITIC Group offered, in conjunction with the Novation, the Standby Facility and the Agreement. The terms of the Novation, the Standby Facility and the Agreement were negotiated together. Taking into account the fact that the Novation, the Standby Facility and the Agreement are being entered into with CITIC Group together, the Directors (including the non-executive Directors) consider that the terms of the Standby Facility are on normal commercial terms.

Up to 30 June 2008, the Group did not incur any losses in relation to the leveraged foreign exchange contracts entered into since 2007. For the period between 1 July 2008 to 17 October 2008, an aggregate realised loss of HKD807.7 million (including HKD124.1 million arising from the Novation Contracts) was incurred by the Group, further details of which are set out in CITIC Pacific's profit warning announcement dated 20 October 2008.

During the period from 18 October 2008 (being the date immediately after the latest practicable date which was used in CITIC Pacific's profit warning announcement of 20 October 2008) to 11 November 2008 (being the reference date which was used for the purpose of calculating the relevant financial information pursuant to the leveraged foreign exchange contracts contained in the Announcement), CITIC Pacific has taken delivery of AUD266.1 million from leveraged foreign exchange contracts and performed monthly net settlement in respect of its RMB target redemption forward contracts. The total realised loss incurred from taking delivery of such currencies and net settling the RMB target redemption forward contracts is HKD259.0 million. CITIC Pacific has also incurred a loss of HKD1.9 million from selling AUD185.5 million delivered in such period. CITIC Pacific terminated further AUD target redemption forward contracts at a loss of HKD277.5 million.

Accordingly, for the period between 18 October 2008 to 11 November 2008, an aggregate loss of approximately HKD538.4 million arising from the leveraged foreign exchange contracts only (including HKD474.6 million arising from the Novation Contracts) was therefore incurred by the Group as a result of the above actions, resulting in a total realised loss (from the leveraged foreign exchange contracts only) from 1 July 2008 to 11 November 2008 of HKD1.3 billion. For further information in relation to the Group's leveraged foreign exchange contracts up to 11 November 2008, please refer to the Announcement.

During the period from 12 November 2008 (being the date immediately after the reference date which was used in the Announcement) to the Reference Date, CITIC Pacific has taken delivery of AUD228.8 million from leveraged foreign exchange contracts and performed monthly net settlement in respect of its RMB target redemption forward contracts. The total realised loss incurred from taking delivery of such currencies and net settling the RMB target redemption forward contracts is HKD253.2 million. CITIC Pacific has also incurred a loss of HKD31.8 million from selling AUD110.1 million delivered in such period.

Accordingly, for the period between 12 November 2008 to the Reference Date, an aggregate loss of approximately HKD285.0 million arising from the leveraged foreign exchange contracts only (including HKD161.3 million arising from the Novation Contracts) was therefore incurred by the Group as a result of the above actions, resulting in a total realised loss (from the leveraged foreign exchange contracts only) from 1 July 2008 to the Reference Date of HKD1.6 billion.

Solely by way of illustration, assuming Completion takes place one Business Day after the Reference Date, the mark-to-market loss under the Novation Contracts as at the Reference Date (being one Business Day prior to such assumed Completion date), is estimated to be HKD11.34 billion and the mark-to-market loss of the remaining outstanding leveraged foreign exchange contracts of the Group as at the Reference Date is estimated to be HKD5.63 billion. Accordingly, taking into account the total realised loss of HKD1.6 billion referred to above, the realised loss and the mark-to-market losses for all of the Group's leveraged foreign exchange contracts in aggregate is HKD18.6 billion. Shareholders and potential investors should note that the above description is solely for illustrative purpose and the actual losses (realised or mark-to-market) of the Group arising from its leveraged foreign exchange contracts shall be subject to foreign exchange rate prevailing from time to time and may therefore be different from the figures described in the above illustrative example.

As CITIC Group, through CITIC HK, is the largest shareholder of CITIC Pacific, indirectly holding approximately 29% of the issued Shares as at the Latest Practicable Date, the transactions contemplated pursuant to the Agreement constitute a connected transaction for CITIC Pacific under the Listing Rules. In view of the amounts payable by CITIC Pacific in connection with the Novation, the Agreement also constitutes a very substantial disposal under the Listing Rules. The Standby Facility, although a connected transaction, is exempt, under the Listing Rules, from further announcement or shareholders' approval as it is on normal commercial terms and is unsecured.

OPTIONS, DERIVATIVES, WARRANTS AND OTHER SECURITIES CONVERTIBLE INTO THE SHARES

As at the Latest Practicable Date, there are options granted to participants under CITIC Pacific's share option scheme entitling the holders thereof, upon exercise in full, to subscribe for 29,760,000 Shares. Of these share options the CITIC Group Concert Parties accounted for 4 million share options with an exercise price range from HKD22.10 to HKD47.32. These 4 million share options are held by Larry Yung Chi Kin as to 2,000,000 options, Liu Jifu as to 1,400,000 options and Cai Xinghai as to 600,000 options.

Details of outstanding share options granted to Directors are set out in Appendix IV of the Circular. Outstanding share options granted to grantees other than Directors are set out below:–

(A) Employees (other than the Directors) of the Company working under continuous contracts (as defined in the Employment Ordinance, Cap 57 of the Laws of Hong Kong):

Date of grant	Exercise price per share *(HKD)*	Exercise period	Number of share options outstanding as at the Latest Practicable Date
1.11.2004	19.90	1.11.2004 – 31.10.2009	1,030,000
20.6.2006	22.10	20.6.2006 – 19.6.2011	2,046,000
16.10.2007	47.32	16.10.2007 – 15.10.2012	6,750,000

(B) Others

Date of grant	Exercise price per share *(HKD)*	Exercise period	Number of share options outstanding as at the Latest Practicable Date *(Note)*
1.11.2004	19.90	1.11.2004 – 31.10.2009	1,050,000
20.6.2006	22.10	20.6.2006 – 19.6.2011	1,600,000
16.10.2007	47.32	16.10.2007 – 15.10.2012	1,600,000

Note: These are in respect of options granted to (i) a former employee under continuous contracts who has subsequently retired and (ii) former Directors. Since 1 January 2008 and up to the Latest Practicable Date, 50,000 share options granted to a former employee have lapsed.

Save as disclosed in the Circular and in respect of the share options which may be granted pursuant to the share option scheme of CITIC Pacific, CITIC Pacific does not have any outstanding options, derivatives, warrants and other securities convertible into the Shares or any other derivatives of CITIC Pacific at the Latest Practicable Date.

PROCEDURE FOR DEMANDING A POLL

Pursuant to article 75 of the new articles of association of CITIC Pacific, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by proxy and holding Shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

The results of the poll will be published on the websites of CITIC Pacific and the Stock Exchange on the day of the EGM.

EGM

Pursuant to the Listing Rules, where a transaction or arrangement of an issuer is subject to shareholders' approval under the provisions of the Listing Rules, any shareholder who has a material interest in the transaction or arrangement shall abstain from voting on the resolution(s) approving the transaction or arrangement at the general meeting. There will be a resolution, which is separate from the resolution to approve the Whitewash Waiver, to approve the Agreement and the transactions contemplated thereunder including the issue of the Convertible Bond, the issue of Shares upon conversion of the Convertible Bond, the Novation and the increase in authorised share capital of CITIC Pacific. As Larry Yung Chi Kin, Henry Fan Hung Ling, Liu Jifu, Zhuang Shoucang and Cai Xinghai do not have a material interest in the Agreement and the transactions contemplated thereunder (as they are not a party to the Agreement and the Agreement and the transactions contemplated thereunder do not confer any benefit on them which are not available to other Shareholders) they can vote on the separate resolution for the Agreement, the transactions contemplated thereunder and the increase in authorised share capital of CITIC Pacific. Each of Larry Yung Chi Kin, Henry Fan Hung Ling, Liu Jifu, Zhuang Shoucang and Cai Xinghai has indicated to CITIC Pacific his intention to vote in favour of such resolution. However CITIC Group and CITIC HK will abstain from voting on such resolution. The issue of the Convertible Bond and the Novation is dependent on Independent Shareholders' approval and accordingly may or may not proceed.

Pursuant to the Takeovers Code, any Shareholder who is involved in, or interested in, the transaction in question shall abstain from voting on the Whitewash Waiver. Consequently, CITIC Group Concert Parties have confirmed that they will abstain from voting on the resolution for the Whitewash Waiver. CITIC Group Concert Parties consist of CITIC Group, CITIC HK, Larry Yung Chi Kin, Henry Fan Hung Ling, Liu Jifu, Zhuang Shoucang and Cai Xinghai.

A proxy form for use at the EGM is enclosed. Whether or not you are able to attend the EGM, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to CITIC Pacific's registered office at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the proxy form will not preclude Shareholders from attending and voting at the EGM if they so wish.

RECOMMENDATION

The Independent Board Committees have been established to advise the Independent Shareholders regarding the Agreement and the Whitewash Waiver respectively. The Listing Rules Independent Board Committee comprises all of the four independent non-executive Directors, namely Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong and the Whitewash Independent Board Committee comprises three of the four non-executive Directors, being Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr. André Desmarais) and all of the four independent non-executive Directors. None of the members of the respective Independent Board Committees is directly or indirectly interested or involved in the Agreement and the Whitewash Waiver.

The Independent Financial Adviser has been appointed to advise the Independent Board Committees and the Independent Shareholders regarding the terms of the Agreement and Whitewash Waiver. The Independent Board Committees have approved the appointment of the Independent Financial Adviser.

Your attention is drawn to (i) the letter from the Listing Rules Independent Board Committee which contains the recommendation of the Listing Rules Independent Board Committee to the Independent Shareholders regarding the resolutions to approve the Agreement and the transactions contemplated thereunder, (ii) the letter from the Whitewash Independent Board Committee which contains the recommendation of the Whitewash Independent Board Committee to the Independent Shareholders regarding the resolution to approve the Whitewash Waiver, and (iii) the letter from the Independent Financial Adviser which contains its advice to the Independent Board Committees and the Independent Shareholders regarding the terms of the Agreement and the Whitewash Waiver.

The Board considers that (i) the Agreement, the transactions contemplated thereunder and the proposed increase in authorised share capital and (ii) the Whitewash Waiver are in the interests of CITIC Pacific and the Shareholders as a whole, and recommends that the Shareholders vote in favour of the resolutions relating to the foregoing matters at the EGM.

ADDITIONAL INFORMATION

Your attention is also drawn to the information set out in the appendices to the Circular.

Yours faithfully
By order of the Board
CITIC Pacific Limited
Larry Yung Chi Kin
Chairman

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00267)

3 December 2008

To the Independent Shareholders

Dear Sir or Madam,

STANDBY FACILITY
CONNECTED TRANSACTIONS
INVOLVING
SUBSCRIPTION FOR CONVERTIBLE BOND BY CITIC GROUP
APPLICATION FOR WHITEWASH WAIVER
VERY SUBSTANTIAL DISPOSAL INVOLVING
CERTAIN LEVERAGED FOREIGN EXCHANGE
CONTRACTS TO BE ASSUMED BY CITIC GROUP
AND
INCREASE OF AUTHORISED SHARE CAPITAL

We refer to the circular dated 3 December 2008 (the "**Circular**") of CITIC Pacific Limited, of which this letter forms part. Capitalised terms used in the Circular shall have the same meanings in this letter unless the context otherwise requires.

We have been appointed to form the Listing Rules Independent Board Committee to advise you in connection with the Agreement, details of which are set out in the letter from the Board in the Circular.

We wish to draw your attention to the letter from the Board, as set out on pages 5 to 30 of the Circular, and the letter from the Independent Financial Adviser, as set out on pages 33 to 56 of the Circular. Having considered the terms of the Agreement and the advice given by the Independent Financial Adviser and the principal factors and reasons taken into consideration by it in arriving at its advice, we are of the opinion that the terms of Agreement (including the Convertible Bond, the Conversion Price and the terms of the Novation) are fair and reasonable and in the interests of CITIC Pacific and the Shareholders as a whole as far as the Independent Shareholders are concerned. Accordingly, we recommend that, unless a better proposal is made by anyone else, the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve, among other things, the Agreement and the transactions contemplated thereunder.

Yours faithfully,
Listing Rules Independent Board Committee
CITIC Pacific Limited
Hamilton Ho Hau Hay **Alexander Reid Hamilton**
Hansen Loh Chung Hon **Norman Ho Hau Chong**
Independent Non-executive Directors

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00267)

To the Independent Shareholders

3 December 2008

Dear Sir or Madam,

STANDBY FACILITY
CONNECTED TRANSACTIONS
INVOLVING
SUBSCRIPTION FOR CONVERTIBLE BOND BY CITIC GROUP
APPLICATION FOR WHITEWASH WAIVER
VERY SUBSTANTIAL DISPOSAL INVOLVING
CERTAIN LEVERAGED FOREIGN EXCHANGE
CONTRACTS TO BE ASSUMED BY CITIC GROUP
AND
INCREASE OF AUTHORISED SHARE CAPITAL

We refer to the circular dated 3 December 2008 (the "**Circular**") of CITIC Pacific Limited, of which this letter forms part. Capitalised terms used in the Circular shall have the same meanings in this letter unless the context otherwise requires.

We have been appointed to form the Whitewash Independent Board Committee to advise you in connection with the Whitewash Waiver, details of which are set out in the letter from the Board in the Circular.

We wish to draw your attention to the letter from the Board, as set out on pages 5 to 30 of the Circular, and the letter from the Independent Financial Adviser, as set out on pages 33 to 56 of the Circular. Having considered the opinion of the Listing Rules Independent Board Committee, the Whitewash Waiver and the advice given by the Independent Financial Adviser and the principal factors and reasons taken into consideration by it in arriving at its advice, we are of the opinion that the Whitewash Waiver is in the interests of CITIC Pacific and the Shareholders as a whole as far as the Independent Shareholders are concerned. Accordingly, we recommend that, unless a better proposal is made by anyone else, the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Whitewash Waiver.

Yours faithfully,
Whitewash Independent Board Committee
CITIC Pacific Limited

Willie Chang **André Desmarais**
Peter Kruyt (alternate director to André Desmarais)
Non-executive Directors

Hamilton Ho Hau Hay **Alexander Reid Hamilton**
Hansen Loh Chung Hon **Norman Ho Hau Chong**
Independent Non-executive Directors

The following is the text of the letter from Anglo Chinese to the Independent Board Committees and the Independent Shareholders prepared for the purpose of inclusion in the Circular.

ANGLO CHINESE
CORPORATE FINANCE, LIMITED
www.anglochinesegroup.com
英高財務顧問有限公司
40th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

The Independent Board Committees
and the Independent Shareholders
CITIC Pacific Limited
32/F., CITIC Tower
1 Tim Mei Avenue, Central
Hong Kong

3rd December, 2008

Dear Sirs,

Standby Facility, connected transactions involving the Subscription by CITIC Group of a Convertible Bond issued by CITIC Pacific, an application for a Whitewash Waiver and a Very Substantial Disposal involving leveraged foreign exchange contracts to be assumed by CITIC Group and an increase in authorised share capital for CITIC Pacific

INTRODUCTION

We refer to our appointment as the independent financial adviser to the Independent Board Committees and Independent Shareholders in relation to the Agreement and the Whitewash Waiver details of which are contained in the circular from CITIC Pacific dated 3rd December, 2008 (the "Circular") of which this letter forms a part. Expressions used in this letter have the same meanings as defined in the Circular unless the context requires otherwise.

The Agreement gives rise to a connected transaction and very substantial disposal for CITIC Pacific under Chapters 14A and 14 of the Listing Rules and the conversion of the Convertible Bond under the Agreement prior to 19th January, 2009 would give rise to a mandatory general offer in terms of Rule 26 of the Takeovers Code were the SFC not to grant a Whitewash Waiver under that Rule.

Accordingly, the Agreement and the Whitewash Waiver, which the SFC has indicated that it will grant, are subject to the reporting and announcement requirements of the Listing Rules and require the prescribed approvals of Independent Shareholders under the Listing Rules and the Takeovers Code, respectively.

The connected transaction and very substantial disposal for CITIC Pacific arise because CITIC Group is a connected person under the Listing Rules by virtue of its approximately 29 per cent shareholding in CITIC Pacific and by virtue of the amounts payable under the Novation it gives rise to a very substantial disposal for CITIC Pacific under the Listing Rules. Although the Standby Facility is also a connected transaction under the Listing Rules, it is exempt from further announcement or shareholders' approval since it is on normal commercial terms and is unsecured.

The Independent Board Committees have been established to advise the Independent Shareholders regarding the Agreement and the Whitewash Waiver respectively. The Listing Rules Independent Board Committee comprises all of the four independent non-executive Directors, namely Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong and the Whitewash Independent Board Committee comprises three of the four non-executive Directors, being Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr. André Desmarais) and all of the four independent non-executive Directors. None of the members of the respective Independent Board Committees is directly or indirectly interested in or involved in the Agreement or the Whitewash Waiver.

The Listing Rules Independent Board Committee has been formed to consider whether the Agreement is fair and reasonable and in the interests of CITIC Pacific and its Shareholders as a whole including the Independent Shareholders. The Whitewash Independent Board Committee has been formed to consider whether the Whitewash Waiver is in the interests of CITIC Pacific and in the interests of Shareholders as a whole including the Independent Shareholders. We have been appointed to advise the Independent Board Committees and Independent Shareholders in respect of these matters.

In formulating our opinion and recommendation, we have relied on the information and facts supplied to us by CITIC Pacific and the opinions expressed by the Directors. We have assumed that the information and representations contained in or referred to in the Circular were true and accurate at the time they were made and continued to be so at the date of the despatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have also been advised by the Directors that and believe that no material facts have been omitted from the Circular. We have not conducted an independent investigation into the affairs of the CITIC Pacific Group or verified any of the information that we have considered or that has been provided to us.

We consider we have reviewed sufficient information to reach an informed view to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation.

Apart from normal professional fees for our services to CITIC Pacific in connection with this appointment, no arrangement exists whereby Anglo Chinese will receive any benefits from CITIC Pacific or any of its associates.

PRINCIPAL FACTORS

We have set out below the principal factors that we have taken into account in arriving at our advice to the Independent Board Committees and to Independent Shareholders.

Background

CITIC Pacific is an investment holding company with businesses or investments in, or related to, business in China, including manufacturing special steel, iron ore mining, developing and investing in properties, power generation, aviation, tunnels, communication and distribution of motor vehicles and consumer products throughout China. In recent years, steel manufacturing has become the largest contributor to CITIC Pacific's profits.

As part of its investment in manufacturing steel in mainland China, CITIC Pacific owns the mining rights to two billion tonnes of magnetic iron ore with options to another four billion tonnes in Western Australia. The two billion tonnes of ore is capable of producing 27.6 million tonnes of product annually to supply mainland China and CITIC Pacific's steel plants in particular when the mine is completed.

According to the interim report as at 30th June, 2008 of CITIC Pacific, the construction of the infrastructure for the iron ore mining project in Australia is continuing. The latest estimated capital expenditure for the first two phases is USD3.5 billion, equivalent to about HKD27.3 billion, of which approximately 75% has been committed. An additional amount of capital expenditure of approximately USD0.35 billion, equivalent to about HKD2.7 billion, will be incurred in anticipation of the third phase of the project (for another one billion tonnes of magnetite resources). This investment will fund processing infrastructure and supporting infrastructure including port facilities, a slurry pipeline, a power station and a desalination plant.

This investment has given rise to a substantial currency management challenge for CITIC Pacific since substantial commitments have been made in AUD and RMB, and to a lesser extent EUR, for expenditure there whilst the project loan is in USD the currency of account for CITIC Pacific is HKD which is linked via the Hong Kong currency peg to the USD and the currency in which iron ore is priced globally is USD.

Accordingly, as the Directors plan the future of this investment they will require approximately AUD3.5 billion and EUR123 million over five years. When measured against the total consolidated assets of the CITIC Pacific Group as shown in the unaudited accounts dated 30th June, 2008 set out in Appendix I of the Circular of about HKD124.2 billion, the Australian iron ore project represents a substantial part of CITIC Pacific's assets.

As set out in the announcement made by CITIC Pacific on 20th October, 2008, CITIC Pacific entered into various leveraged foreign exchange contracts in AUD and EUR with a view to minimising currency exposure arising from the Australian iron ore mining project and RMB currency exposure, which have resulted in substantial unrealised losses. CITIC Pacific explains that this has resulted from its currency management policies not having

been followed by key staff who have since resigned from the Company. Investors should refer to the announcement made by CITIC Pacific on 20th October, 2008 which contained a profit warning.

Since these leveraged foreign exchange contracts have no limit to the losses that could result to the Company in the event of a decline in the parity or exchange rate as between the AUD and the USD, and since CITIC Pacific has received legal advice that these contracts cannot readily be closed out without the consent of the counterparties, CITIC Pacific is exposed to potentially very substantial unrealised losses through to 2010, which, if they become realised, would require substantial asset sales or new capital to enable these liabilities to be met as they fell due since they could exceed normal recurrent projected cash flow from operations. The possible scale of these unrealised losses is set out below in the section headed "Background on the leveraged foreign exchange contracts".

In view of these developments, it was announced on 12th November, 2008 that CITIC Group, the largest shareholder in CITIC Pacific would make available the Standby Facility in an amount up to USD1.5 billion in terms set out in the Circular and would agree, under the Agreement, comprising a conditional subscription of HKD11.625 billion for the Convertible Bond and the Novation, to recapitalise CITIC Pacific and enable it to meet these obligations without undue disruption to its business or prospects. These arrangements are subject to the approvals and consents set out in the Circular and in this letter, as described below.

CITIC Group is a state owned enterprise established under the laws of the PRC and is the largest shareholder of CITIC Pacific holding approximately 29 per cent of its Shares as at the Latest Practicable Date. CITIC Group operates a wide range of businesses in the financial services and industrial investment sectors. CITIC Group's industrial investment sectors include real estate, contracting, raw materials and resources, information, manufacturing and the services industry. CITIC Group is widely regarded as one of China's leading commercial enterprises and is owned by the Government of the PRC. According to the annual report of CITIC Group, as at 31st December, 2007, CITIC Group had total assets of about RMB1,322 billion and net profits stood at approximately RMB16 billion, equivalent to approximately HKD1,493 billion and HKD18 billion respectively.

Recent developments in markets and current market circumstances

It is important to consider the Proposals in the light of recent events.

Since 31st December, 2007, the date of the most recent audited accounts of CITIC Pacific, and the interim unaudited accounts as at 30th June, 2008, world markets have experienced unusually high levels of volatility and trend reversals in many markets. Currency parities have moved sharply as against each other and stock markets and commodity prices that have generally been in a rising trend for some while have fallen sharply around the world and in all CITIC Pacific's major markets and the Baltic Exchange, a widely used measure of the condition and outlook for world trade has fallen by approximately 93 per cent (see Table 10) since its high in May, 2008. This volatility and the many substantial trend reversals have resulted in widespread losses worldwide and in illiquidity in global credit and capital markets and have put pressure on property prices and other capital assets in China and elsewhere.

During 2008, unprecedented intervention has become widespread in OECD countries with Governments investing tens or hundreds of billions of USD to defray a collapse in the banking system.

Set out below in Table 1 is the rise or fall in major trading currencies at 31st December, 2005, 2006 and 2007 and in the year to date in 2008 as against the close in the previous period. The movement in the year to date in AUD has been highly and unusually negative. This is illustrated by the chart of the AUD : USD parity shown in Table 2.

Table 1, below: USD performance versus other currencies

USD exchange rate or parity

	31st December, 2005	31st December, 2006	31st December, 2007	28th November, 2008 (Latest Practicable Date)
CNY	8.0702	7.8045	7.3036	6.8346
JPY	117.75	119.05	111.75	95.46
AUD	0.7328	0.7885	0.8751	0.6530
NZD	0.6837	0.7039	0.7659	0.5487
CAD	1.1620	1.1657	0.9984	1.2432
GBP	1.7230	1.9588	1.9850	1.5331
EUR	1.1849	1.3197	1.4589	1.2734
CHF	1.3134	1.2201	1.1335	1.2144

USD exchange rate performance (%)

(Note: Positive percentage means foreign currency strength)

	31st December, 2006	31st December, 2007	28th November, 2008 (Latest Practicable Date)
CNY	3.4%	6.9%	6.9%
JPY	-1.1%	6.5%	17.1%
AUD	7.6%	11.0%	-25.4%
NZD	3.0%	8.8%	-28.4%
CAD	-0.3%	16.8%	-19.7%
GBP	13.7%	1.3%	-22.8%
EUR	11.4%	10.5%	-12.7%
CHF	7.6%	7.6%	-6.7%

Source: Bloomberg,
Date: 28th November, 2008

Table 2, below: AUD : USD Chart with Fibonacci


1.0
0.9
0.8
0.7
0.6
0.5
0.4
USD
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Source: Bloomberg
Date: 28th November, 2008

We believe that this chart indicates that there is a significant possibility of the AUD : USD parity testing lower levels shown in Table 2 within the next twelve months. In the absence of the Agreement having been completed and a viable hedging strategy having been put in place, this parity would translate into a greater unrealised mark to market loss to CITIC Pacific.

Set out in Table 3, is the year to date percentage movements of CITIC Pacific's share price, major stock market indices, and selected publicly listed comparable companies with primary listings in Hong Kong or Singapore, which we regard as comparable to a useful degree with CITIC Pacific by virtue of engaging in similar activities as CITIC Pacific, having a conglomerate corporate structure and geographic location with a business focus in greater China.

Table 3, below: CITIC Pacific – Changes in Share prices and index levels

	31st December, 2007	28th November, 2008 (Latest Practicable Date)	Change (%)
CITIC Pacific	HKD43.55	HKD5.22	-88%
Indices			
Hang Seng Index	27,812.65	13,888.24	-50%
Hang Seng Mainland Free Float Index	8,927.61	3,907.43	-56%
Hang Seng China Enterprises Index	16,124.72	7,207.48	-55%
Shanghai Composite	5,261.56	1,871.16	-64%
Dow Jones Industrial Average	13,264.80	8,829.04	-33%
S&P 500	1,468.36	896.24	-39%
W-iltshire 5000	14,753.60	8,835.38	-40%
Nikkei 225	15,307.78	8,512.27	-44%
FTSE All Share	3,286.67	2,098.01	-36%
MSCI World ex Japan	1,574.55	871.15	-45%
MSCI World	1,588.80	892.93	-44%
S&P/ASX 300 Metal & Mining Index	5,286.50	2,998.30	-43%
China Iron Ore Fines (China port $ per tonne)	188.00	72.50	-61%
FIBER US Commodity Steel Price	270.33	101.67	-62%
Baltic Dry Index	9,143.00	715.00	-92%
Listed Affliates			
Cathay Pacific	HKD20.40	HKD7.52	-63%
CITIC 1616	HKD2.16	HKD0.78	-64%
Dah Chong Hong	HKD3.50	HKD1.00	-71%
CITIC Guoan	RMB17.25	RMB6.02	-65%

	31st December, 2007	28th November, 2008 (Latest Practicable Date)	Change (%)
Comparables			
Hutchison	HKD88.45	HKD38.90	-56%
Cheung Kong	HKD144.20	HKD73.00	-49%
Jardine Matheson	USD27.70	USD17.80	-36%
Jardine Strategic	USD15.70	USD9.58	-39%
Swire Pacific	HKD107.50	HKD52.00	-52%
Wharf	HKD40.85	HKD18.40	-55%
China Merchants	HKD48.50	HKD14.76	-70%
China Resources Enterprises	HKD33.50	HKD11.98	-64%
Wheelock	HKD24.00	HKD14.70	-39%
New World Development	HKD27.65	HKD6.10	-78%
Hopewell	HKD29.79	HKD20.10	-33%
Shanghai Industrial	HKD34.00	HKD14.64	-57%
Fosun International	HKD7.30	HKD1.81	-75%
China Travel	HKD5.04	HKD0.97	-81%
Tianjin Development	HKD9.30	HKD2.16	-77%
Average share price fall			**-57.3%**
Median share price fall			**-56.0%**

Source: Bloomberg, Metal Bulletin
Date: 28th November, 2008

The percentage falls are indicative of a sharp fall in equity values or asset prices worldwide since 31st December, 2007 and are useful in assessing the fairness and reasonableness of the Conversion Price of the Convertible Bond. The median fall in the comparable companies share prices is 56.0 per cent since 31st December, 2007.

Table 4 below illustrates the unprecedented rise in volatility in the VIX Index, which became extreme in 2008 and is a reflection of the unprecedented, simultaneous falls in markets everywhere in 2008.

Table 4, below: VIX Index


90
80
70
60
50
40
30
20
10
0
2003
2004
2005
2006
2007
2008

Source: Bloomberg
Date: 28th November, 2008

VIX is the ticker symbol for the Chicago Board Options Exchange Volatility Index.

This index is a widely used measure of the implied volatility of index option prices on the S&P500 Index of leading publicly traded shares on the New York Stock Exchange.

The higher the value on the VIX, the more volatile the market and thus the more costly are options which are used to hedge or counter or insure against risk from changes in share prices.

If investors perceive a high likelihood of a change in prices, they demand a larger premium to hedge or counter or insure against such an event by selling options. Thus, the VIX is a widely used measure of the market's expectation of price movements or volatility over the following 30 days period for the market as a whole.

Table 5 below shows the performance of CITIC Pacific against the Hang Seng Index over the last five years. We believe that this is the most useful benchmark for the Company since China focused shares have historically been valued differently as between mainland China and Hong Kong Indices as illustrated by the valuation differences which are often seen between H-shares and domestic China shares. CITIC Pacific's Shares prices performed broadly in line with this index until the profit warning announcement on 20th October, 2008.

Table 5, below: CITIC Pacific Share price in black versus the Hang Seng Index in red – 5 year chart (year 2003 based at 100)


450
400
350
300
250
200
150
100
50
0
Percentage Change (%)
2003
2004
2005
2006
2007
2008
267 HK
HSI

Source: Bloomberg
Date: 28th November, 2008

Table 6, below shows the price performance and volume of purchases in Shares since 2002 was well above HKD8, and illustrates the scale of the dilution which would occur for existing Shareholders who have invested in the Company in that period, if the Convertible Bond is subscribed at HKD8 per Share.

Table 6 below: CITIC Pacific – 5 year Share price chart (HKD)


60
50
40
30
20
10
0
Share Price (HKD)
200
150
100
50
0
Million Shares
2003
2004
2005
2006
2007
2008

Source: Bloomberg
Date: 28th November, 2008

Table 7, 8 and 9 below show the sharp fall in Australian metal and mining shares and in steel and iron ore prices respectively in 2008. These developments will have a negative impact on the carrying value of CITIC Pacific's assets.

Table 7, below: Standard and Poor's/Australian Stock Exchange Metal and Mining Index


6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
Aug 06
Feb 07
Aug 07
Feb 08
Aug 08

Source: Bloomberg
Date: 28th November, 2008

Table 8, below: China Iron Ore Fines


250
200
150
100
50
0
USD per tonne
Jan 05
Jul 05
Jan 06
Jul 06
Jan 07
Jul 07
Jan 08
Jul 08

Source: Bloomberg
Date: 28th November, 2008

Table 9, below: FIBER US Commodity Steel Price


600
500
400
300
200
100
0
USD per tonne
2003
2004
2005
2006
2007
2008

Source: Bloomberg
Date: 28th November, 2008

Table 10, below: The Baltic Dry Bulk Index


12,000
10,000
8,000
6,000
4,000
2,000
0
Jan-08
Feb-08
Mar-08
Apr-08
Jun-08
Jul-08
Aug-08
Oct-08
Nov-08

Source: Bloomberg
Date: 28th November, 2008

Taken together, these tables illustrate the highly unusual trading environment in which CITIC Pacific has operated since 31st December, 2007 and the likely impact of events on the carrying values of assets in the books of account of CITIC Pacific since that date which are likely to have been very substantially reduced if CITIC Pacific were to have to sell major assets now to meet unexpected and unbudgeted losses arising from leveraged foreign exchange contracts or to make a capital raising of about USD1.5 billion or about HKD11.625 billion in the equity capital markets.

We have considered these developments in making our assessment of the Proposals and in particular, the Conversion Price of the Convertible Bond and based on current market conditions we have concluded that any alternative forced sale of assets in the current market by CITIC Pacific to meet unbudgeted liabilities arising from leveraged foreign exchange contracts or capital raising of about HKD11.625 billion would be problematic and likely to produce unsatisfactory results for Shareholders of CITIC Pacific, which cannot be reliably quantified now.

We have also considered the leveraged foreign exchange contracts and the obligations presently and potentially arising from them in the context of CITIC Pacific's financial resources, assets and liabilities, profitability and cash flow as recorded in the last audited accounts as at 31st December, 2007 and as adjusted as at 30th June, 2008 in Appendix I of the Circular and the price performance of Shares before and after the Announcement.

Background on the leveraged foreign exchange contracts

The profile and details of the leveraged foreign exchange contracts have been described in the announcement made by CITIC Pacific on 20th October, 2008, in the Announcement and in the Circular.

CITIC Pacific has received legal advice that these agreements cannot readily be varied without the agreement of the counterparties. Accordingly, as things stand and without the Proposals, CITIC Pacific is required to discharge the following obligations as at the Reference Date:

- deliver AUD8.4 billion in monthly instalments until October, 2010 in respective of AUD target redemption forward contracts, of which AUD5.5 billion is deliverable under the Novation Contracts;
- deliver AUD92.6 million in monthly instalments until September, 2009 in respect of daily accrual contracts;
- deliver both at an average weighted price of AUD : USD0.8775;
- deliver the weaker of AUD or EUR in the amounts of either AUD270.2 million or EUR149.2 million at a weighted average price of AUD : USD0.8703 or EUR : USD1.4422 respectively under dual currency target redemption forward contracts;
- deliver in US Dollars any difference between RMB5.7 billion until July, 2010 at a weighted average rate of USD : RMB6.50 and the rate prevailing then in respect of outstanding RMB target redemption forward contracts.

Based on the valuations received from the counterparties as at the Reference Date the marked to market unrealised loss of the outstanding leveraged foreign exchange contracts, after realised losses of HKD1.6 billion since 1st July, 2008, is HKD17.0 billion based on an exchange rate of AUD : USD0.6458 an exchange rate of USD : RMB6.83 and EUR : USD1.2978.

In the absence of the Proposals, CITIC Pacific would be faced with this contingency now and the risk which exists from there being no limit to the potential losses facing CITIC Pacific from a rising US Dollar or a falling AUD, RMB or EUR. Whatever the probability risk of such developments, the downside risk or possible impact of a sharp change in parities measured against the resources of the CITIC Pacific Group as set out in the last reported audited accounts of CITIC Pacific and as at the interim unaudited 30th June, 2008 and the recent developments described above in world markets represents a grave risk that CITIC Pacific might not be able to manage or reposition without the prospect of the Proposals. Once a currency exposure of this size is known, it is difficult to restructure and hedge.

Prior to agreeing the Proposals, the Directors explored various other alternatives including other equity capital raising and concluded that the Proposals represent the only option available in the current tight liquidity market to address the liabilities presently arising under the leveraged foreign exchange transactions.

REASONS FOR ENTERING INTO THE AGREEMENT AND THE STANDBY FACILITY

The challenging trading conditions of 2008 and the non-observance of CITIC Pacific Group hedging policies have given rise to the obligations presently outstanding under the leveraged foreign exchange contracts. These obligations are of an actual and potential scale that cannot be easily met from the normal cash flow from operations of the CITIC Pacific Group.

The Proposals provide a means whereby:

- confidence in the CITIC Pacific Group's financial stability can be maintained;
- liquidity sufficient to meet these obligations can be obtained now;
- a permanent solution can be obtained to the downside risk facing the CITIC Pacific Group from the unlimited liability arising from the Novation Contracts; and
- all of the above can be achieved rapidly and on a relatively assured basis through the provisions of the Agreement via the Convertible Bond and the Novation and immediately through the liquidity offered by the Standby Facility until the necessary approvals have been obtained from Independent Shareholders.

The Proposals are particularly timely in view of the severe contraction presently being experienced in the equity capital markets and debt markets with no financings being completed with the size or scale of this one in the Far East ex-Japan since the start of 2008 and the severe contraction in the availability of credit in the banking market for transactions of this size.

Principal terms of the Agreement and the Standby Facility

The principal terms of the Agreement and its important parts are set out below.

The Standby Facility

The Standby Facility is not a part of the Agreement but is related to it. The parties to the Standby Facilities are: CITIC Pacific as borrower and CITIC Group as lender. This agreement was entered into on 12th November, 2008 and comprises a facility agreement in respect of a USD1.5 billion standby loan facility, equivalent to about HKD11.625 billion, which is the same amount as that to be subscribed by CITIC Group for the Convertible Bond.

Proceeds from the Standby Facility may only be used to fund the any commitments and, or, liabilities due from CITIC Pacific under the leveraged foreign exchange contracts until Completion.

The Standby Facility is unsecured and is repayable upon demand. Interest on the facility is payable at the London Interbank Offered Rate plus 2.8 per cent per annum. No interest shall be payable by CITIC Pacific if the Standby Facility is not drawn down and no fee is payable by CITIC Pacific to CITIC Group in relation to the Standby Facility. The Standby Facility has a maturity date of 31st January, 2009 and is not available after Completion.

The Standby Facility includes covenants given by CITIC Pacific that should be noted. These are in relation to the conduct of business for the term of the Standby Facility and state that: CITIC Pacific shall not during such period, unless with the unanimous prior approval by all Directors:

(a) issue, repurchase or agree to issue any share or loan capital or grant or agree to grant or redeem any option or amend the terms of any existing option over or right to acquire or subscribe any of its share or loan capital save for outstanding contractual commitments under the Company's share option scheme;

(b) borrow or raise money after the date of the Standby Facility in excess of HKD1 billion save and except for undrawn facilities entered into prior to the date of the Standby Facility;

(c) enter into any contract or other transaction or capital commitment or undertake any contingent liability which is not in the Group's ordinary and usual course of business;

(d) terminate any agreement, arrangement or understanding to which it is a party or waive any of its rights exceeding an aggregate value of HKD100 million;

(e) declare, pay or make any dividends or other distributions;

(f) create or permit to arise any mortgage, charge, lien, pledge, other form of security or encumbrance of equity of whatsoever nature, whether similar to the foregoing or not, on or in respect of any part of its undertaking, property or assets other than those arising as a matter of law;

(g) give any guarantee, indemnity or surety other than guarantees, indemnity or surety given in relation to (i) banking facilities made available to any member of the Group or (ii) the obligations of any other member of the Group in the ordinary and usual course of business of the group;

(h) dispose or agree to dispose of or acquire or agree to acquire any material asset;

(i) dispose of the ownership, possession, custody or control of any corporate books or records;

(j) compromise, settle, release, discharge or compound any material civil, criminal, arbitration or other proceedings or any material liability, claim, action, demand or dispute or waive any right in relation to any of the foregoing;

(k) release, compromise or write off any material amount recorded in the books of account of the relevant member of the Group as owing by any debtors of such member of the Group; or

(l) terminate any or allow to lapse any insurance policy material for the business of the Group now in effect or default under any provision thereof.

Notwithstanding the aforesaid, any variation or termination of any of the Novation Contracts shall be subject to CITIC Group's prior written consent.

It is important to note that if drawdown is made under the Standby Facility and the Agreement is not approved by Independent Shareholders and completed, the Standby Facility is repayable in full on 31st January, 2009, or earlier, on demand by CITIC Group.

The Agreement

The parties are: CITIC Group and CITIC Pacific and the Agreement, which was entered into on 12th November, 2008, provides for (i) the conditional subscription by CITIC Group of a Convertible Bond to be issued by CITIC Pacific at the Completion Date in the amount of HKD11.625 billion and (ii) the Novation, which is a very substantial disposal for CITIC Pacific under the Listing Rules. The Agreement contains conditions precedent that amongst other things deal with the conduct of business by CITIC Pacific prior to Completion and these undertakings from CITIC Pacific mirror those set out above in relation to the Standby Facility.

The Convertible Bond

If the Agreement and the Whitewash Waiver are approved by Independent Shareholders, the Convertible Bond will be converted into Shares at the Completion Date. The Conversion Price is HKD8 per Share. The coupon payable on the Convertible Bond prior to Conversion is two per cent per annum.

At Completion, the Convertible Bond will be converted into 1,453,125,000 new Shares, which will represent 66.26 per cent of the existing issued share capital and 39.85 per cent of the enlarged issued share capital.

The Convertible Bond is transferable as between wholly owned subsidiaries of CITIC Group, is in registered form and is an unsubordinated, unconditional and unsecured obligation of CITIC Pacific. The Convertible Bond is not listed on or tradable on a stock exchange. The exercise of conversion rights under the Convertible Bond will be delayed until 19th January, 2009 if the Whitewash Waiver is not granted by the Executive and approved by Independent Shareholders but cannot proceed unless the Agreement is approved by Independent Shareholders as described below.

The Conversion Price

We have considered the conversion price in the following manner. The tables set out in this letter and recent events suggest to us that the last consolidated audited accounts for the CITIC Pacific Group or the unaudited interim accounts as at 30th June, 2008 are unlikely, as with most companies, to reflect values today.

Accordingly, if one adjusts those accounts for falls in markets and comparable company shares set out in Table 3 taking the median fall in comparable company share prices of 56.0 per cent up until the Latest Practicable Date, the realised and unrealised losses arising from the leveraged foreign exchange contracts of about HKD18.6 billion, as at the Reference Date, and a market placing or rights issue discount for a financially stressed company of 30 to 40 per cent, as we believe would be necessary for raising equity capital in current market conditions, then the result is an adjusted contingent net asset value calculated on this basis of about HKD5.71 to HKD6.91 per Share, after taking account of the dilution arising from the Shares which would be issued to CITIC Group under the Convertible Bond, translates into a Conversion Price that is favourable to CITIC Pacific.

In our view, no other methodology is appropriate when based on publicly available information for a publicly traded company and given the performance of CITIC Pacific's listed investments as set out in Table 3 above. This assessment is necessarily subject to the comparability of the comparable companies and the applicability of the market falls and placing discount or rights issue but considering the foregoing, we find the Conversion Price fair and reasonable so far as the Independent Shareholders are concerned.

In our view, varying any of the foregoing adjustments would have justified a lower conversion price than the Conversion Price. We do not consider a control premium normal in a financially stressed situation or where the CITIC Group Concert Parties already hold over 50 per cent of the issued Shares.

We have also considered the Conversion Price in the light of the price performance of the Share both before and after the Announcement and this confirms our view that the Conversion Price is appropriate.

The Conversion Price represents:

(a) a premium of approximately 53.3% to the closing price of HKD5.22 per Share on the Latest Practicable Date;

(b) a premium of approximately 32.0% to the closing price of HKD6.06 per Share after the morning trading session on 31st October, 2008, being the day on which CITIC Pacific had requested a suspension in trading of the Shares from 2:30 p.m. that day;

(c) a premium of 60.0% to the closing price of HKD5.00 per Share on the Last Full Trading Day;

(d) a premium of approximately 35.1% to the average closing price of HKD5.92 per Share for the 10 trading days from and including 17th October, 2008 up to and including the closing price at 2:30 p.m. on 31st October, 2008; and

(e) a premium of approximately 40.1% and 15.8% to the adjusted contingent net asset value range per Share of about HKD5.71 to HKD6.91 as described above.

The property valuation report contained in Appendix III of the Circular, sets out the value of the CITIC Pacific Group's properties as at 31st October, 2008. The properties of the CITIC Pacific Group located in the PRC, Australia and Japan have been excluded from this valuation report as the valuations of these properties could not be completed in a timely matter for inclusion in the Circular. The exclusion of a valuation of these properties does not have a significant impact on our advice.

The Whitewash Waiver

As at the Latest Practicable Date, the CITIC Group Concert Parties own 1,115,989,285 Shares representing about 50.89 per cent of the issued share capital of CITIC Pacific. The Takeovers Code obliges a shareholder to make a mandatory general offer for shares of a company to which the Takeovers Code applies if a shareholder and persons acting in concert with it who hold between 30 per cent and 50 per cent of the voting rights of such a company increases such a shareholding by more than two per cent in any 12 month period. CITIC Group Concert Parties are subject to this restriction until 18th January, 2009 and thus the acquisition of voting rights after this date will not trigger a mandatory general offer under the Takeovers Code pursuant to a waiver under Note 6 to Rule 26.1 of the Takeovers Code granted by the Executive on 12th November, 2008. Accordingly, a Whitewash Waiver must be obtained from the Executive and sanctioned by Independent Shareholders for CITIC Group to increase its shareholdings in CITIC Pacific as contemplated in the Agreement and the exercise of conversion rights of the Convertible Bond prior to 19th January, 2009 without making a general offer for all the shares in CITIC Pacific not already held by the CITIC Group Concert Parties.

An application has been made by CITIC Group to the Executive for the Whitewash Waiver which, if granted will be subject to approval by an ordinary resolution of Independent Shareholders at the EGM. In the event that the Whitewash Waiver is not granted or approved in this way, conversion of the Convertible Bond will be delayed and take place on or after 19th January, 2009. Otherwise, conversion is expected to take place before 31st December, 2008, providing the Agreement and the Whitewash Waiver is approved by Independent Shareholders. Accordingly, the Whitewash Waiver is necessary to comply with the Takeovers Code but is not essential for the Proposals to become effective once the need for the waiver has passed on and after 19th January, 2009.

The Novation

The Novation contemplated under the Agreement is set out in a Deed to be entered into at Completion. The parties to the Deed are CITIC Group, or any of its wholly-owned subsidiaries, and CITIC Pacific.

In terms of the Deed, CITIC Group will assume the liabilities of and accept the benefits of the Novation Contracts, which comprise 11 foreign exchange contracts under which the maximum deliverable amount to CITIC Pacific is about AUD5.5 billion as at the Reference Date deliverable in monthly instalments until October, 2010 at a weighted average strike price of AUD : USD 0.9014. In the event that counterparties do not consent to a novation of the Novation Contracts, CITIC Group will undertake to indemnify CITIC Pacific for liabilities arising under them, effectively drawing a line under any further loss to CITIC Pacific after the consideration for the Novation has been paid.

The consideration for the Novation has been fixed by reference to an AUD : USD exchange rate or parity of 0.70 as at the Completion Date.

If on the Completion Date the parity is below 0.70, the Novation will still take place at a parity of 0.70. If however on the Completion Date the parity is above 0.70, then the Novation will take place at whatever the parity is then plus 100 pips.

If the Novation were to take place at a parity of 0.70 then the consideration payable by CITIC Pacific to CITIC Group would be HKD9.1 billion.

In this way, under the Novation, CITIC Pacific is protected from any further losses on the Novation Contracts below a parity of 0.70 and as at the Reference Date this position translates into a gain or benefit to CITIC Pacific of HKD2.2 billion since the parity stood at 0.6458. If however the parity rises so that it is above 0.70 on the Completion Date, CITIC Pacific enjoys the benefit of that rise plus 100 pips up to its cost.

In the current market, this arrangement is beneficial to CITIC Pacific and its Independent Shareholders and if this is not so at the date of the EGM, Independent Shareholders may elect to vote against the resolutions to approve the Agreement.

Proposed increase in authorised share capital and the effect on shareholdings

As at the Latest Practicable Date the authorised share capital of CITIC Pacific is HKD1,200,000,000 divided into 3,000,000,000 Shares of which 2,193,149,160 Shares have been issued and fully paid or credited as fully paid. Under and subject to the terms of the Agreement, an ordinary resolution will be put to Shareholders to increase the authorised share capital of CITIC Pacific to HKD2,400,000,000 divided into 6,000,000,000 Shares.

Set out below is a diagram illustrating the effect on shareholdings in CITIC Pacific if the Proposals are completed and conversion of the Convertible Bond is effected.

Diagram 1: Shareholdings

Before


CITIC Group
645,611,285 Shares
Other CITIC Group
Concert Parties
470,378,000 Shares
Other Shareholders
1,077,159,875 Shares
29.438%
21.447%
49.115%
50.885%
CITIC Pacific

Note: Number of issued Shares – 2,193,149,160

After


CITIC Group
2,098,736,285 Shares
Other CITIC Group
Concert Parties
470,378,000 Shares
Other Shareholders
1,077,159,875 Shares
57.558%
12.900%
29.542%
70.458%
CITIC Pacific

Note: Number of issued Shares – 3,646,274,160

Other regulatory issues

At the EGM, the following resolutions will be put to Shareholders in relation to the Proposals.

– *An ordinary resolution to approve the Whitewash Waiver*

Under the Takeovers Code, the CITIC Group Concert Parties cannot vote on this resolution.

– *An ordinary resolution to approve the Agreement and the transactions contemplated in it, including the issue of the Convertible Bond and the Novation, and the increase in authorised share capital*

All Shareholders other than CITIC Group and CITIC HK are entitled to vote on this resolution.

The Agreement requires approval by Independent Shareholders and will not proceed without it.

FINANCIAL EFFECTS OF THE PROPOSALS ON CITIC PACIFIC

Net assets

As at 31st December, 2007, the audited net asset value of the CITIC Pacific Group attributable to Shareholders was HKD59,793 million. The unaudited accounts of the CITIC Pacific Group as at 30th June, 2008 show that figure had risen to HKD61,060 million.

If the Agreement is completed the shareholders' equity of CITIC Pacific will be increased by HKD11.625 billion through the subscription and conversion of the Convertible Bond, and the Novation Contracts will effectively have been disposed of by CITIC Pacific at a price to be calculated at the Completion Date and which cannot be estimated here save to say that, subject to the risk factors below, the price to be paid by CITIC Pacific cannot be more than HKD9.1 billion (as at the Reference Date) and could be less or nothing if by Completion the AUD : USD parity has risen above 0.7000.

Accordingly, taken together the Proposals are likely to increase the net assets of CITIC Pacific but be significantly dilutive to Independent Shareholders on a per Share basis due to the increase of the number of Shares in issue following the conversion of the Convertible Bond.

If the Agreement is not completed, CITIC Pacific faces the risk but not the certainty that net assets would be substantially reduced from any further strengthening of the USD versus the AUD, EUR or RMB so increasing liabilities due under the leveraged foreign exchange contracts in the absence of any viable hedging strategy to offset such an event.

Earnings

According to the 2007 annual report of the CITIC Pacific Group, net profit after tax attributable to Shareholders for the year ended 31st December, 2007 was HKD10,843 million. The unaudited accounts of the CITIC Pacific Group for the six months ended 30th June, 2008 showed net profit attributable to Shareholders of HKD4,377 million. Since that date and up to the Reference Date, the Company has incurred realised and unrealised losses on leveraged foreign exchange contracts of HKD1.6 billion and HKD17.0 billion, respectively.

If the Agreement is completed, it is not possible to calculate now the effect on the earnings of the CITIC Pacific Group since the price is yet to be fixed as described in this letter and in the Circular but the Agreement is likely to result in significant dilution in earnings for Independent Shareholders in future due to the increase in Shares issued under the Convertible Bond.

Liquidity

If the Agreement is completed, the effect on liquidity would be to increase it substantially for the CITIC Pacific Group by removing a potentially large liability and reducing leverage and freeing up gearing capacity so permitting CITIC Pacific Group to borrow more easily and more cheaply than would otherwise be the case due to the large increase in share capital from the Subscription.

In the absence of the Agreement and based on the financial statements referred to in this letter, we believe that CITIC Pacific would be unable to meet obligations arising from the leveraged foreign exchange contracts as they fell due from cash flow from operations.

The remaining leveraged foreign exchange contracts

The remaining foreign exchange contracts do not qualify for hedge accounting.

The accounting treatment of the leveraged foreign exchange contracts is described in the Circular.

Following the Novation, the Novation Contracts will no longer be accounted for in the books of account of the CITIC Pacific Group if the relevant counterparties give their consent, until then the Novation Contracts will continue to be treated as before.

The remaining AUD leveraged foreign exchange contracts have a maximum deliverable amount of AUD3.0 billion and an average weighted cost of AUD : USD0.8331. These remaining contracts will be part of CITIC Pacific Group's continuing currency management programme and are not expected to be terminated. These contracts are intended to be restructured to become eligible for hedge accounting. The contracts provide for settlement in parts, monthly until September, 2010.

In addition, the Group will continue to hold dual currency target redemption forward contracts in the amount of AUD270.2 million or EUR149.2 million and RMB target redemption forward contracts in a net settlement amount of not more than USD42.3 million based on an exchange rate of USD : RMB6.83 as at the Reference Date. However, the Group intends to close out its position in its dual currency target redemption forward contracts.

In the meantime, the profit or loss arising from these remaining contracts will fluctuate with the movement, if any, of the AUD : USD and USD : RMB parities. As at the Reference Date the unrealised marked to market loss on these remaining contracts was HKD5.6 billion at a spot rate of AUD : USD0.6458 and USD : RMB6.83.

Gearing

Based on the unaudited financial statements of the CITIC Pacific Group as at 30th June, 2008, the ratio of net debt to Shareholders' funds of the CITIC Pacific Group stood at approximately 47 per cent, up from 32 per cent as at 31st December, 2007. Upon Completion, the CITIC Pacific Group will incur a net cash inflow of approximately HKD2.5 billion, assuming the AUD : USD exchange rate is at or below 0.7000 on the Business Day prior to Completion and the marked to market loss on the Novation Contracts is the same as on the Reference Date.

Completion would, in the absence of other factors, including the risk factors below, reduce the gearing of the CITIC Pacific Group by the amount of the Subscription less the money paid to CITIC Group under the Novation, which cannot be calculated here due to the price not yet having been fixed as described in this letter and in the Circular.

RISK FACTORS

The Proposals contain various undertakings from CITIC Pacific, conditions precedent and representations and warranties in the Agreement, the Standby Facility, the Deed (for the Novation) and the Convertible Bond. Breaches of any of these by CITIC Pacific could result in the Proposals not becoming effective or in an increase in costs for CITIC Pacific. We have reviewed these agreements and consider the terms to be normal in the circumstances.

Up to and following Completion, CITIC Pacific will rely on the standing and financial stability and ability of CITIC Group to complete its obligations under the Proposals.

Following Completion, CITIC Pacific will become a subsidiary of CITIC Group, which will not be required to make any general offer to Shareholders of CITIC Pacific in terms of the Takeovers Code should CITIC Group continue to increase its shareholding and take full management control of CITIC Pacific.

The Agreement is subject to consents and conditions, which may not be fulfilled.

In view of the size of the present marked to market losses arising from the leveraged foreign exchange contracts when compared to the past profits, net assets and liquidity of the CITIC Pacific Group and the nature of these contracts with no limit to the liability that can arise from them, and without a viable hedging strategy, it is likely that CITIC Pacific would experience difficulty in meeting the obligations arising from the Novation Contracts as they fell due from cash flow from operations, which is a financial stress that cannot be quantified here if the Agreement were to be rejected by Independent Shareholders.

RECOMMENDATION

Having considered the principal factors and reasons for the Agreement and the Whitewash Waiver which are set out above, including the alternatives facing the Company and the risk factors, we consider that the Standby Facility, the Agreement, including the Convertible Bond, the Conversion Price and the Novation are on normal commercial terms, in the ordinary and usual course of business and are fair and reasonable and in the interests of CITIC Pacific and Independent Shareholders and Shareholders as a whole and therefore that the Whitewash Waiver is in their interests too. Accordingly, we recommend that unless a better proposal is made by anyone else that the Independent Shareholders vote in favour of the resolutions to be proposed at the EGM to approve the Agreement and to sanction the Whitewash Waiver and that the Independent Board Committees advise the Independent CITIC Pacific Shareholders accordingly.

Yours faithfully,
for and on behalf of
Anglo Chinese Corporate Finance, Limited
Christopher J. Howe
Managing Director

Set out below is the information in relation to the indebtedness, financial and trading prospects of the Group and working capital which is updated as of the relevant dates post 2008 interim report disclosures of CITIC Pacific. Set out thereafter is the financial information and management discussions and analysis of the Group which include certain information extracted from the 2008 interim report and 2007 annual report of CITIC Pacific.

A. INDEBTEDNESS OF THE GROUP

As at the close of business on 31 October 2008, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of the Circular, the Group had outstanding borrowings of approximately HK$51,597 million, comprising bank loans of approximately HK$47,638 million (being secured bank loans of approximately HK$4,776 million and unsecured bank loans of approximately HK$42,862 million respectively) and unsecured other loans of HK$3,886 million and bank overdrafts of HK$73 million.

Save as disclosed in the Circular, the Directors confirm that there has been no material change in the contingent liabilities of the Group since 31 December 2007. The details of the contingent liabilities of the Group as at 31 December 2007 is set out in Note 33 to CITIC Pacific's audited consolidated financial statements for the year ended 31 December 2007 on page I-60 of the Circular.

As at 31 October 2008, certain of the Group's fixed assets, intangible assets, debtors, accounts receivable, deposits and prepayments, assets held for sale, inventories, cash and bank deposits with an aggregate carrying value of HK$12,053 million were pledged to secure banking facilities granted to subsidiary companies.

As at 31 October 2008, save as disclosed in the Circular and apart from intra-group liabilities, the Group did not have any material debt securities issued and outstanding, or authorized/otherwise created but un-issued, any other material term loans (secured, unsecured, guaranteed or not), any other material borrowings or indebtedness in the nature of borrowing including bank overdrafts and liabilities under acceptance (other than normal trade bills) or acceptance credits or hire purchase commitments (whether secured/unsecured, guaranteed or not), any other material mortgage and charges, or any other material contingent liabilities.

Foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 31 October 2008.

B. FINANCIAL AND TRADING PROSPECTS OF THE GROUP

Since 31 December 2007, the date to which the latest published audited consolidated financial statements of the Group were made up, up to the Latest Practicable Date, there have been material changes in the financial or trading position or outlook of the Group arising from certain leveraged foreign exchange contracts of the Group, details of which are set out in (i) CITIC Pacific's announcement dated 20 October 2008; (ii) the Announcement; and (iii) the Circular.

As disclosed in the 2008 interim report of the Group for the six months ended 30 June 2008 (the "Interim Report"), faced with significant increases in the price of oil and coal, the aviation and power generation businesses of the Group incurred losses. The operating environment for those two businesses remains challenging in the second half of 2008.

At an operating level the third quarter of the year was satisfactory, but the fourth quarter is expected to be difficult due to (i) the further deterioration in some markets such as aviation; (ii) the abrupt decline in the price and demand in the steel business since October has resulted in reduced margins which is also affected by high costs of raw materials acquired previously; and (iii) the general deteriorating global economy which is expected to have a negative impact on businesses (including the property business) of the Group.

Set out in Appendix III to the Circular is a valuation report ("Valuation Report") relating to valuation of certain properties of the Group in Hong Kong, Singapore and Canada. Based on the Valuation Report, the valuation of those investment properties included in the Valuation Report as at 31 October 2008 was approximately HK$4.8 billion, which falls short of their aggregate carrying value in the consolidated balance sheet of the Group as at 30 June 2008 of approximately HK$5.1 billion by approximately HK$0.3 billion.

While the short term is difficult to predict due to unusual economic conditions, in the long run the Group is expected to continue to have a significant share of the market for the specialized steel products that it produces which are essential for China's expansion, to construct an iron ore mine that will provide raw material to our own steel mills and others in China from 2010 and beyond, and to continue to develop its projects in excellent property development locations in China mainly in and around Shanghai and the Yangtse river basin as well as Hainan.

The Directors confirm that, save as aforesaid and as disclosed in the Interim Report, since 31 December 2007 and up to the Latest Practicable Date, there has been no material change in the financial or trading position or outlook of the Group.

Sino Iron, which holds the mining rights for the first phase of the Group's Australian Iron Ore Mining project, has been continuing negotiations, started by a fellow subsidiary of Sino Iron over a year ago in respect of a gas supply contract which, if and when it is finally agreed, should meet a substantial portion of the gas supply needs of the project for a period of approximately 7 years commencing in July 2011. The current terms under negotiation consists of a gas price linked up with Consumer Price Index and Tapis Benchmark crude oil price. Assuming the Tapis Benchmark price of US$47.78 per barrel as quoted on the Reference Date, the value of the contract could be in the region of US$1.32 billion. The current terms under negotiation require a CITIC Pacific company guarantee of US$500 million and a bank standby letter of credit of US$100 million initially. There is no guarantee that an agreement will be reached on such terms or at all, but Sino Iron does intend to enter into such an agreement once the terms are finally agreed. An announcement will be made to keep Shareholders informed as soon as such an agreement is entered into. Various other gas contracts have been and will be entered into to satisfy the gas needs in the start up period of the project before July 2011.

C. WORKING CAPITAL

As at the Latest Practicable Date, after taking into account the financial resources available to the Group, including internally generated funds and the available banking facilities and financial support from CITIC Group pursuant to the Agreement, the Directors are of the opinion that the Group will have sufficient working capital for its present requirements for at least the next 12 months from the date of the Circular, in the absence of unforeseeable circumstances.

D. SUMMARY OF FINANCIAL INFORMATION OF THE GROUP

Summary of Consolidated Financial Information For The Three Years Ended 31 December 2007 and The Six Months Ended 30 June 2008

The following is a summary of the consolidated financial information of the Company for each of the three years ended 31 December 2005, 2006 and 2007 as extracted from the respective audited annual accounts of CITIC Pacific and the unaudited consolidated financial information of the Company for the six months ended 30 June 2008 as extracted from the unaudited interim accounts of CITIC Pacific. The abovementioned annual accounts have been audited and the abovementioned interim accounts have been reviewed by PricewaterhouseCoopers without qualification.

RESULTS

	Year ended 31 December			6 months ended 30 June
	2005	**2006**	**2007**	**2008**
	(Audited)	(Audited)	(Audited)	(Unaudited)
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Turnover	26,564	47,049	44,933	28,318
Profit before Taxation	4,642	9,359	12,337	5,443
Taxation	(345)	(644)	(770)	(496)
Profit for the Year/Period	4,297	8,715	11,567	4,947
Attributable to				
Shareholders of the Company	3,989	8,272	10,843	4,377
Minority Interests	308	443	724	570
	4,297	8,715	11,567	4,947
Dividends per share (HK$)				
Regular	1.10	1.10	1.20	0.30
Special	–	0.60	0.20	–
Total amount of dividends (HK$ million)	2,412	3,731	3,097	658
Earnings per share (HK$)	1.82	3.77	4.91	1.99

ASSETS AND LIABILITIES

	At 31 December			At 30 June
	2005	2006	2007	2008
	(Audited)	(Audited)	(Audited)	(Unaudited)
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Total Assets	70,668	76,665	106,835	124,219
Total Liabilities	(29,472)	(28,656)	(42,136)	(57,482)
	41,196	48,009	64,699	66,737
Minority Interests	(2,093)	(1,499)	(4,906)	(5,677)
Equity Attributable to Shareholders of the Company	39,103	46,510	59,793	61,060

E. AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following is the full text of the consolidated financial statements of the Company for the year ended 31 December 2007 as extracted from the Company's annual report for the year ended 31 December 2007:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31 December 2007

	note	2007 HK$ million	2006 HK$ million
Turnover	3	44,933	47,049
Cost of Sales		(32,409)	(37,019)
Distribution and Selling Expenses		(1,025)	(995)
Other Operating Expenses		(3,733)	(2,845)
Change in Fair Value of Investment Properties		1,002	735
Profit from Consolidated Activities	4 & 5	8,768	6,925
Share of Results of	4		
Jointly Controlled Entities		1,344	1,033
Associated Companies		2,257	1,882
Profit before Net Finance Charges and Taxation		12,369	9,840
Finance Charges		(258)	(640)
Finance Income		226	159
Net Finance Charges	6	(32)	(481)
Profit before Taxation		12,337	9,359
Taxation	7	(770)	(644)
Profit for the Year		11,567	8,715
Attributable to:			
Shareholders of the Company	8	10,843	8,272
Minority Interests		724	443
		11,567	8,715
Dividends	9	(3,097)	(3,731)
Earnings per Share for Profit attributable to Shareholders of the Company during the year (HK$)	10		
Basic		4.91	3.77
Diluted		4.90	3.77

CONSOLIDATED BALANCE SHEET
as at 31 December 2007

	note	2007 HK$ million	2006 HK$ million
Non-Current Assets			
Fixed Assets	13		
Property, plant and equipment		13,158	10,593
Investment properties		10,895	9,604
Properties under development		4,288	2,712
Leasehold land		1,641	1,712
		29,982	24,621
Jointly controlled entities	15	17,446	14,922
Associated companies	16	17,941	16,416
Other financial assets	17	7,502	2,819
Intangible assets	18	4,105	2,986
Deferred tax assets	30	100	103
Derivative financial instruments	29	150	117
Non-current deposits	19	5,723	–
		82,949	61,984
Current Assets			
Properties held for sale	13	440	705
Assets held for sale	20	1,127	–
Inventories	21	5,982	3,920
Debtors, accounts receivable, deposits and prepayments	22	8,292	6,377
Cash and bank deposits		8,045	3,679
		23,886	14,681
Current Liabilities			
Bank loans, other loans and overdrafts			
secured	26	328	285
unsecured	26	3,326	1,404
Creditors, accounts payable, deposits and accruals	23	10,727	8,035
Liabilities held for sale		2	–
Provision for taxation		590	319
		14,973	10,043
Net Current Assets		8,913	4,638
Total Assets Less Current Liabilities		91,862	66,622

	note	2007 HK$ million	2006 HK$ million
Non-Current Liabilities			
Long term borrowings	26	25,000	16,604
Deferred tax liabilities	30	2,094	1,954
Derivative financial instruments	29	69	55
		27,163	18,613
Net Assets	4	64,699	48,009
EQUITY			
Share capital	24	885	878
Reserves	25	57,138	43,217
Proposed dividend		1,770	2,415
Equity attributable to Shareholders of the Company		59,793	46,510
Minority Interests		4,906	1,499
Total Equity		64,699	48,009

BALANCE SHEET

as at 31 December 2007

	note	2007 HK$ million	2006 HK$ million
Non-Current Assets			
Fixed Assets			
Property, plant and equipment	13	19	24
Subsidiary companies	14	50,600	42,134
Jointly controlled entities	15	4,016	2,445
Associated companies	16	5,632	5,626
Derivative financial instruments	29	112	101
		60,379	50,330
Current Assets			
Debtors, accounts receivable, deposits and prepayments	22	304	259
Cash and bank deposits		297	30
		601	289
Current Liabilities			
Bank loans, other loans and overdrafts unsecured	26	1,686	27
Creditors, accounts payable, deposits and accruals	23	210	99
Provision for taxation		13	13
		1,909	139
Net Current (Liabilities)/Assets		(1,308)	150
Total Assets Less Current Liabilities		59,071	50,480
Non-Current Liabilities			
Long term borrowings	26	15,799	9,572
Derivative financial instruments	29	55	55
		15,854	9,627
Net Assets		43,217	40,853
EQUITY			
Share capital	24	885	878
Reserves	25	40,562	37,560
Proposed dividend		1,770	2,415
Equity attributable to Shareholders of the Company		43,217	40,853

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2007

	2007 *HK$ million*	2006 *HK$ million*
Cash Flows from Consolidated Activities		
Profit from Consolidated Activities after Net Finance Charges	8,736	6,444
Net interest expense	79	431
Income from other financial assets	(86)	(11)
Depreciation	1,122	1,034
Amortisation of leasehold land	45	47
Impairment losses on financial assets	99	105
Impairment losses on property, plant and equipment	103	120
Impairment losses on properties under development	353	–
Impairment losses on goodwill	–	25
Impairment losses on jointly controlled entities and associated companies	282	152
Impairment losses on loan to an associated company	–	8
Expected losses on construction contracts	8	23
Share-based payment	184	62
Loss/(profit) on disposal of property, plant and equipment	271	(17)
Change in fair value of investment properties	(1,002)	(735)
Fair value gain on financial instruments	(55)	(8)
Profit on disposal of subsidiary companies and associated companies	(4,595)	(3,507)
Profit on disposal of other financial assets	–	(3)
Profit on disposal of jointly controlled entities	(1)	–
Operating Profit before Working Capital Changes	5,543	4,170
Increase in inventories	(1,904)	(364)
(Increase)/decrease in debtors, accounts receivable, deposits and prepayments	(1,666)	38
Increase in creditors, accounts payable, deposits and accruals	2,872	413
Effect of foreign exchange rates	(42)	45
Cash Generated from Consolidated Activities	4,803	4,302
Interest received	230	152
Interest paid	(1,027)	(903)
Income taxes paid	(459)	(315)
Net cash from consolidated activities	3,547	3,236

	2007 *HK$ million*	2006 *HK$ million*
Cash Flows from Investing Activities		
Purchase of subsidiary companies (net of cash and cash equivalents acquired) *(note a)*	–	(1,721)
Purchase of additional interests in subsidiary companies	(165)	(290)
Purchase of property under development	(1,460)	(971)
Purchase of property, plant and equipment	(3,604)	(2,077)
Increase in leasehold land	(331)	–
Purchase of intangible assets	(886)	(214)
Investment in jointly controlled entities	(2,093)	(3,579)
Investment in associated companies	(27)	(7)
Increase in other financial assets	(1,409)	(998)
Increase in non-current deposits	(5,707)	–
Proceeds on disposal of property, plant and equipment	125	406
Proceeds on disposal of other financial assets	4	43
Proceeds on disposal of interests in associated companies	–	5,151
Disposal of subsidiary companies (net of cash and cash equivalents disposed) *(note b)*	55	7,119
Gross proceeds from spin-off of subsidiary companies	6,083	–
Issue of subsidiaries shares	665	–
Decrease in loans to jointly controlled entities	726	112
Decrease in loans to associated companies	231	190
Dividend income from associated companies	805	942
Dividend income from jointly controlled entities	868	108
Income received from other financial assets	86	11
Net Cash (used in)/from Investing Activities	(6,034)	4,225
Cash Flows from Financing Activities		
Issue of shares pursuant to the Plan	430	87
Repurchase of shares	(110)	(35)
New borrowings	14,992	6,592
Repayment of loans	(4,966)	(9,741)
Increase/(decrease) in minority interests	23	(227)
Dividends paid	(3,756)	(3,072)
Net cash from/(used in) Financing Activities	6,613	(6,396)

	2007 *HK$ million*	2006 *HK$ million*
Net Increase in Cash and Cash Equivalents	4,126	1,065
Cash and Cash Equivalents at 1 January	3,634	2,524
Effect of Foreign Exchange Rate Changes	257	45
Cash and Cash Equivalents at 31 December	8,017	3,634
Analysis of the Balances of Cash and Cash Equivalents		
Cash and bank deposits	8,045	3,679
Bank overdrafts *(note c)*	(28)	(45)
	8,017	3,634

NOTES TO CONSOLIDATED CASH FLOW STATEMENT

a **Purchase of Subsidiary Companies**

In 2006, the Group's main acquisition was a 100% interest in Sino Iron Pty Ltd. ("Sino"). The fair value of Sino's net assets at date of acquisition in July 2006 was HK$1,170 million.

The acquired business contributed aggregate revenues of HK$1,126 million and aggregate net loss of HK$3 million since acquisition. The aggregate revenue and net loss of the acquired companies as though the acquisition for the business combinations effected during the year had been at the beginning of that year are HK$1,475 million and HK$4 million respectively.

Details of net assets acquired and goodwill are as follows:

	2006
	HK$ million
Purchase consideration	
Cash paid	1,815
Amount due to a jointly controlled entity	(23)
Total purchase consideration	1,792
Fair value of net assets acquired	(1,273)
Goodwill	519

The goodwill is attributable to the development potential of business acquired.

	2006
	HK$ million
Net Assets Acquired	
Property, plant and equipment	140
Intangible assets	1,737
Inventories	87
Debtors, accounts receivable, deposits and prepayments	102
Cash and bank deposits	94
Assets	2,160
Bank loans	(94)
Creditors, accounts payable, deposits and accruals	(273)
Minority interests	(13)
Deferred tax liabilities	(507)
Liabilities	(887)
	1,273
Less: Interest in a jointly controlled entity	(9)
Goodwill	519
	1,783
Satisfied by	
Cash	1,815
Amount due to a Jointly Controlled Entity	(32)
	1,783

Analysis of the net outflow of cash and cash equivalents in respect of the purchase of subsidiary companies

	2006
	HK$ million
Cash consideration	1,815
Cash and bank deposits acquired	(94)
	1,721

b **Disposal of Subsidiary Companies**

	2007 *HK$ million*	2006 *HK$ million*
Net Assets Disposed		
Leasehold land	–	164
Property, plant and equipment	65	13
Properties under development	–	819
Intangible assets	48	–
Associated companies	1	4,862
Inventory	1	–
Debtors, accounts receivable, deposits and prepayments	34	5
Cash and bank deposits	53	–
Creditors, accounts payable, deposits and accruals	(326)	(34)
Minority interests	(6)	(3)
Goodwill	–	22
	(130)	5,848
Profit on disposal	43	1,271
Release of reserve	64	–
	(23)	7,119
Satisfied by		
Cash	108	7,119
Accounts Payable	(131)	–
	(23)	7,119

Analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiary companies

	2007 *HK$ million*	2006 *HK$ million*
Cash consideration	108	7,119
Cash and bank deposits disposed of	(53)	–
	55	7,119

c **Reconciliation of the Balance of Cash and Cash Equivalents in Respect of Bank Loans, Other Loans and Overdrafts**

	2007 *HK$ million*	2006 *HK$ million*
Bank loans, other loans and overdrafts	3,654	1,689
Bank loans and other loans	(3,626)	(1,644)
Bank overdrafts	28	45

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2007

	note	2007 HK$ million	2006 HK$ million
At 1 January		48,009	41,196
Share of Reserves of Associated Companies			
Fair value gain on other financial assets		28	183
Loss on cash flow hedge of financial instruments		(5)	(129)
Capital reserve		30	–
Retained profits		–	106
Reserves released on disposal of associated companies		6	(72)
Exchange fluctuation reserve		24	–
Share of Reserves of Jointly Controlled Entities			
Fair value gain on other financial assets		9	–
Gain/(loss) on cash flow hedge of financial instruments		3	(1)
General reserve		1	1
Exchange fluctuation reserve		46	–
Capital reserve		6	17
Fair Value Gain on Other Financial Assets		3,292	1,064
Exchange Translation Differences		2,168	870
Transfer to Profit And Loss Account on Impairment of Other Financial Assets		77	103
Gain/(Loss) on Cash Flow Hedge of Financial Instruments		57	(50)
Disposal of Interest in Subsidiaries Companies		(46)	–
Net Gains Not Recognised in the Consolidated Profit and Loss Account		5,696	2,092
Profit for the year			
Attributable to shareholders of the Company		10,843	8,272
Minority interest		724	443
Dividends to Shareholders of the Company	9	(3,756)	(3,071)

	note	2007 HK$ million	2006 HK$ million
Share Repurchase			
Par value		(1)	(1)
Premium paid		(109)	(35)
Share-based Payment		179	62
Minority Interests		2,683	(1,037)
Share Options Exercised			
Premium received		423	86
Share capital issued		8	2
At 31 December		64,699	48,009
Representing			
At 31 December after Proposed Final and Special Dividend		62,929	45,594
Proposed Final and Special Dividend	*9*	1,770	2,415
		64,699	48,009

NOTES TO THE ACCOUNTS

1 SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these accounts are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

a Basis of Preparation

The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"), and under the historical cost convention, except as disclosed in the accounting policies below.

In 2007, the Group adopted certain new or revised standards and amendments of HKFRSS which were issued and became effective during the year ended 31 December 2007, and among which the following will have disclosure impacts in the accounts.

- HKFRS 7 "Financial Instrument: Disclosures"; and
- Amendment to HKAS 1 "Presentation of Financial Statements – Capital Disclosures"

The adoption of these accounting standards or amendments does not result in substantial changes to the Group's accounting policies and has no significant effect on the results reported for the year ended 31 December 2007.

The Group has not early adopted the amendments, new standards and interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are not yet effective for the year ended 31 December 2007, and is in the process of assessing their impact on future accounting periods.

b Basis of Consolidation

The consolidated accounts incorporate the accounts of the Company and all its subsidiary companies made up to the balance sheet date. The results of subsidiary companies acquired or disposed of during the year are included as from the effective dates of acquisition or up to the effective dates of disposal respectively.

c Goodwill

Positive goodwill arising on acquisition of subsidiary companies, jointly controlled entities and associated companies represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets, liabilities and contingent liabilities acquired.

Negative goodwill arising on acquisition of subsidiary companies, jointly controlled entities and associated companies represents the excess of the Group's share of the fair value of the identifiable assets, liabilities and contingent liabilities acquired over the cost of the acquisition.

Positive goodwill will be stated in the consolidated balance sheet as a separate asset or included within jointly controlled entities and associated companies at cost less accumulated impairment losses and subject to impairment testing at least annually. Negative goodwill is recognised in profit and loss immediately on acquisition.

d Subsidiary Companies

A subsidiary company is a company which is controlled by the Company through direct or indirect interest. Control represents the power to govern the financial and operating policies of that company.

Investments in subsidiary companies are carried in the Company's balance sheet at cost less any impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

e **Jointly Controlled Entities**

A jointly controlled entity is a joint venture in which the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of the jointly controlled entities for the year adjusted by impairment losses, if any. The consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and goodwill on acquisition.

In the Company's balance sheet the investments in jointly controlled entities are stated at cost less any impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

f **Associated Companies**

Associated companies are companies, other than subsidiary companies and jointly controlled entities, in which the Group holds not more than 50 per cent of their equity share capital for the long term and can exercise significant influence in their management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year adjusted by impairment losses, if any. The consolidated balance sheet includes the Group's share of net assets of the associated companies, after attributing fair values to the net assets at the date of acquisition.

In the Company's balance sheet the investments in associated companies are stated at cost less impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

g **Property, Plant and Equipment**

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

Freehold land is not amortised.

Depreciation of the vehicular tunnel was provided with reference to projected usage of the tunnel as compared to the actual tunnel usage.

Property, plant and equipment are depreciated at rates sufficient to write off their cost, less impairment losses, if any, over their estimated useful lives on a straight line basis at the following annual rates:

- Buildings: 2% – 4% or the remaining lease period of the land
- Plant and machinery: 9% – 20%
- Other property, plant and equipment, comprising telecommunications equipment, traffic equipment, cargo lighters, computer installations, motor vehicles, furniture, fixtures and equipment: 10% – 25%

The assets' useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

h **Investment Properties**

Investment properties are interests in land and/or buildings in respect of which construction work and development have been completed and which are held for their investment potential, these include land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value and reviewed annually. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss account.

i **Properties under Development**

Properties under development consist of investments in land for development and buildings under construction and development pending any positive intention either to retain them for investment purposes or to sell them for proceeds. Investments in leasehold land are amortised over the lease term of the land, and are stated at cost less accumulated amortisation and any accumulated impairment losses. Such amortisation cost will be capitalised as the cost of buildings during the construction period. The investments in buildings under construction and development are stated at cost less any accumulated impairment losses.

j **Capitalisation of Development Costs**

Property development expenditure, inclusive of interest and professional fees, is capitalised as cost of development.

Borrowing costs incurred on assets under development that take a substantial period of time to get ready for their intended use or sale are capitalised into the carrying value of the assets under development.

The capitalisation rate applied to funds borrowed for the development of the assets is based on the attributable cost of funds to the Group.

All other borrowing costs are charged to the profit and loss account in the period in which they are incurred.

k **Properties Held for Sale**

Properties held for sale consisting of leasehold land and building cost are classified under current assets and stated at the lower of cost and net realisable value. Leasehold land is stated at cost less accumulated amortisation and any impairment loss. Building costs are stated at cost less any impairment loss.

l **Leasehold Land**

Leasehold land comprise land held under operating lease arrangements and are amortised on a straight-line basis over the lease terms.

m **Intangible Assets**

Intangible assets comprise goodwill and expenditure on mining assets. The accounting policy for goodwill is outlined in accounting policy 1(c).

Expenditure on mining assets which gives rise to future economic benefits is capitalised as part of intangible assets and is amortised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use.

n **Trade and Other Receivables**

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flow, discounted at the effective interest rate. The amount of the provision is recognised in the profit and loss account.

o **Cash and Cash Equivalents**

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

p **Borrowings**

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

q **Segment Reporting**

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

r **Revenue Recognition**

i) Motor vehicles

Revenue arising from the sale of motor vehicles is recognised when the registration document is issued or on delivery of motor vehicles, whichever is earlier, which are taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes any government taxes and is after deduction of any trade discounts.

ii) Sales of properties under development and properties held for sale

Revenue from sales of properties under development is only recognised when the significant risks and rewards of ownership have been transferred to the buyer. The Group considers that the significant risks and rewards of ownership are transferred when the buildings contracted for sales are completed and the relevant permits essential for the delivery of the properties have been issued by the authorities.

Income from properties held for sale is recognised at the date when sale agreement is signed.

iii) Sales of goods

Revenue arising from the sale of goods is recognised on the delivery of goods to customers. Revenue is determined after deduction of any trade discounts.

iv) Income from co-operative joint venture

Other income or dividend from co-operative joint venture is recognised when the right to receive is established.

Income from disposal of co-operative joint venture is recognised at the date when sale agreement is signed.

v) *Rendering of services*

Commission income and revenue arising from the rendering of repairing services are recognised when the goods concerned are sold to customers and when the relevant work is completed respectively.

vi) Revenue from the provision of telecommunications services is recognised upon delivery of the services.

vii) *Rental income*

Rental income is recognised on a straight-line basis over the period of the relevant leases.

viii) *Dividend income*

Dividend income is recognised when the right to receive the dividend is established.

Dividends proposed or declared after their balance sheet date by companies in which the Group has an investment are not recognised as revenue at the balance sheet date but on the date when the right to receive is established.

s **Financial Instruments**

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

i) *Financial assets at fair value through profit or loss*

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

ii) *Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in debtors, accounts receivable, deposits and prepayments in the notes to the accounts.

iii) *Available-for-sale financial assets*

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are recognised on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs and are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all

risks and rewards of ownership. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale investments are carried at fair value or cost less impairment loss if their fair value cannot be reliably measured. Gains and losses arising from changes in fair value are recognised in investment revaluation reserve. On the disposal of the investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognised in investment revaluation reserve will be transferred to the profit and loss account.

iv) Derivative financial instruments

Derivatives are stated at fair value. The gain or loss on changes in fair value is recognised generally in the profit and loss account unless the derivative qualifies for hedge accounting. Where a derivative qualifies for hedge accounting and is designated as a cash flow hedge, the effective part and the ineffective part of any unrealised gain or loss on the instrument is recognised directly in hedging reserve and in the profit and loss account respectively. The cumulative gain or loss associated with the effective part of the cash flow hedge recorded in hedging reserve will be recognised in the profit and loss account in the same period or periods during which the gain or loss arising from the hedged transaction is recognised in the profit and loss account.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 29. Movements on the hedging reserve in shareholders' equity are shown in Note 25. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedge item is more than 12 months.

t Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable and receivable under operating leases are accounted for on a straight line basis over the respective periods of the leases.

u Impairment of Assets

The Group reviews the carrying amounts of assets including goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognised in the profit and loss account is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount.

v Inventories

Inventories comprising mainly motor vehicles, spare parts, electrical appliances, food, trading items and steels are valued at the lower of cost and net realisable value. Cost represents the actual cost of purchase or production and is calculated on the first-in first-out, specific identification or weighted average basis as appropriate. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

w Foreign Currencies

The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

Transactions in foreign currencies are translated into Hong Kong dollars at the rates ruling at the transaction dates.

Assets and liabilities of subsidiary companies, jointly controlled entities and associated companies, together with all other monetary assets and liabilities expressed in foreign currencies, are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. Results in foreign currencies are translated at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign entities, and of financial instruments which are designated as hedges of such investment, are taken directly to exchange reserve. On the disposal of these investments, such exchange differences are recognised in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

Goodwill and fair value adjustments arising on acquisition of a foreign entity after 1 January 2005 are treated as assets and liabilities of the foreign entity and translated at the rate of exchange ruling at the balance sheet date, such differences are taken directly to exchange reserve.

x **Deferred Taxation**

A balance sheet liability method is adopted whereby deferred tax is recognised in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts. Provision for withholding tax that will arise on the remittance of retained earnings is only made where there is a current intention to remit such earnings. Deferred tax assets are recognised to the extent that the future utilisation is probable.

Deferred tax arising from revaluation of the investment properties is recognised on the basis that the recovery of the carrying amount of the properties would be through use and calculated at the applicable profits tax rate.

y **Share-based Payment**

The Group operates a share option scheme. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense over the vesting period with a corresponding increase in capital reserve. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable and recognises the impact of the revision, if any, in the consolidated profit and loss account.

2 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

i) **Investment properties**

The fair values of investment properties are determined annually by independent qualified valuers on open market value in existing use basis calculated on the net income allowing for reversionary potential.

In making the judgement, considerations have been given to assumptions that are mainly based on market conditions existing at the balance sheet date and appropriate capitalisation rates.

ii) **Estimated impairment of goodwill**

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 1(u). For the purposes of impairment testing goodwill acquired has been allocated to individual cash-generated units which are reviewed for impairment based on forecast operating performance and cash flows. The recoverable amount of an asset or a cash-generating unit has been determined based on value-in-use calculations. Cash flow projections are prepared on the basis of reasonable assumptions reflective of prevailing and future market conditions, and are discounted appropriately.

iii) **Income taxes**

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Recognition of deferred tax assets, which principally related to tax losses, depends on the management's expectation of future taxable profit that will be available against which the tax losses can be utilised. The outcome of their actual utilisation may be different.

3 TURNOVER

The principal activity of the Company is holding its subsidiary companies and the principal activities of its principal subsidiary companies are set out in Note 35 to the accounts.

Turnover of the Group comprises the total invoiced value of goods supplied net of government taxes where applicable, and services rendered to customers, fees from provision of telecommunication services, gross proceeds from sale of investments and properties, amounts received and receivable in respect of dividends in respect of investments, income from co-operative joint ventures, toll income, gross property rental and godown and cold storage income, analysed as follows:

	Group	
	2007	**2006**
	HK$ million	*HK$ million*
Sales of goods	33,957	27,613
Services rendered to customers	2,635	2,214
Gross proceeds from aviation restructuring	–	7,731
Gross proceeds from spin-off of subsidiary companies	6,083	–
Properties sales and rental income	1,362	8,320
Toll income	708	679
Others	188	492
	44,933	47,049

4 SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

a Turnover and Segment Profit

An analysis of the Group's turnover and profit from consolidated activities and share of results of jointly controlled entities and associated companies by business are as follows:

	turnover		profit from consolidated activities		share of results of jointly controlled entities		share of results of associated companies		group total		segment allocations		segment profit	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Special Steel	18,501	15,278	2,418	1,809	426	119	–	–	2,844	1,928	–	–	2,844	1,928
Property *(Note)*	1,321	8,320	405	1,942	(16)	–	335	276	724	2,218	97	84	821	2,302
Infrastructure	1,221	8,817	265	2,430	673	760	1,553	1,190	2,491	4,380	–	–	2,491	4,380
Listed Subsidiary Companies														
CITIC 1616	3,625	1,364	2,174	234	–	–	–	–	2,174	234	–	–	2,174	234
Dah Chong Hong	20,119	13,222	3,270	437	53	35	2	(1)	3,325	471	(97)	(84)	3,228	387
Others	146	48	(126)	(93)	208	119	(45)	(22)	37	4	–	–	37	4
Change in Fair Value of Investment Properties	–	–	1,002	735	–	–	412	439	1,414	1,174	–	–	1,414	1,174
Less: General and Administration Expenses	–	–	(640)	(569)	–	–	–	–	(640)	(569)	–	–	(640)	(569)
	44,933	47,049	8,768	6,925	1,344	1,033	2,257	1,882	12,369	9,840	–	–	12,369	9,840
Net finance charges													(32)	(481)
Taxation													(770)	(644)
Profit for the year													11,567	8,715

Note: The presentation of segment turnover is same as turnover with an exception of segment allocations attributable to the property segment as disclosed above.

An analysis of the Group's turnover by geographical area is as follows:

	Group	
	2007	2006
	HK$ million	*HK$ million*
Hong Kong	15,126	23,106
Mainland China	27,592	22,278
Overseas	2,215	1,665
	44,933	47,049

b Assets and Liabilities

An analysis of the Group's segment assets and liabilities by business segment is as follows:

	segment assets		investments in jointly controlled entities		investments in associated companies		segment liabilities		total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Special Steel	17,237	12,835	4,252	3,158	-	-	(5,381)	(3,831)	16,108	12,162
Iron Ore Mining	10,287	2,390	-	-	-	-	(702)	(60)	9,585	2,330
Property	18,696	14,925	4,324	2,347	5,058	4,676	(1,507)	(1,109)	26,571	20,839
Infrastructure	1,780	1,979	6,955	7,744	12,772	11,620	(70)	(227)	21,437	21,116
Listed Subsidiary Companies										
CITIC 1616	1,047	776	-	-	-	-	(472)	(373)	575	403
Dah Chong Hong	6,528	5,508	165	160	138	112	(2,185)	(1,649)	4,646	4,131
Others	7,109	2,586	1,750	1,513	(27)	8	(176)	-	8,656	4,107
Segment assets/(liabilities)	62,684	40,999	17,446	14,922	17,941	16,416	(10,493)	(7,249)	87,578	65,088
Corporate	8,664	4,225	-	-	-	-	(28,959)	(19,134)	(20,295)	(14,909)
Provision for taxation									(590)	(319)
Net deferred tax liabilities									(1,994)	(1,851)
									64,699	48,009

An analysis of the Group's segment assets by geographical area is as follows:

	Group	
	2007	2006
	HK$ million	*HK$ million*
Hong Kong	18,707	13,342
Mainland China	32,499	24,240
Overseas		
– Australia	10,287	2,390
– Others	1,191	1,027
	62,684	40,999

5 PROFIT FROM CONSOLIDATED ACTIVITIES

	Group	
	2007	2006
	HK$ million	*HK$ million*
The profit from consolidated activities is arrived at after crediting		
Dividend income from other financial assets	86	9
Rental income from investment properties		
Gross income	586	515
Less: Direct outgoings	(80)	(77)
	506	438
other operating leases	133	133
Profit on disposal of subsidiary companies and associated companies	4,595	3,507

	Group	
	2007	2006
	HK$ million	*HK$ million*
And after charging		
Cost of sales		
Operating activities	30,878	25,638
Disposal of subsidiary companies and associated companies	1,531	11,381
	32,409	37,019
Cost of inventories	29,029	23,458
The following expenses are included in cost of sales, distribution and selling expenses and other operating expenses:		
Staff costs	2,410	1,868
Depreciation of property, plant and equipment	1,122	1,034
Amortisation of leasehold land	45	47
Other operating expenses	3,733	2,845
Auditors' remuneration	26	18
Contributions to staff retirement schemes	107	99
Impairment losses on other financial assets *(Note)*	99	105
Impairment losses on property, plant and equipment *(Note)*	103	120
Impairment losses on property under development *(Note)*	353	–
Impairment losses on jointly controlled entities and associates *(Note)*	282	152
Management fee payable to CITIC Hong Kong (Holdings) Limited ("CITIC HK"), a substantial shareholder of the Company	2	2
Operating lease rentals land and buildings	205	136

Note: Impairment losses represents to special steel of HK$71 million (2006: HK$88 million), property of HK$353 million (2006: HK$Nil), infrastructure of HK$268 million (2006: HK$186 million) and others of HK$145 million (2006: HK$103 million).

The Group's total future minimum lease payments receivable under non-cancellable operating leases are as follows:

	Group 2007 HK$ million	2006 HK$ million
Within 1 year	564	428
After 1 year but within 5 years	633	353
After 5 years	169	17
	1,366	798

6 NET FINANCE CHARGES

	Group 2007 HK$ million	2006 HK$ million
Finance charges		
Interest expense		
Bank loans and overdrafts wholly repayable within five years	526	520
Bank loans not wholly repayable within five years	237	35
Other loans wholly repayable within five years	201	338
Other loans not wholly repayable within five years	21	20
	985	913
Amount capitalised	(680)	(323)
	305	590
Exchange gain	(31)	(5)
Other finance charges	39	63
Fair value gains on financial instruments	(55)	(8)
	258	640
Finance income		
Interest income	(226)	(159)
	32	481

7 TAXATION

Hong Kong profits tax has been calculated at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year. Overseas taxation has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

	Group 2007 HK$ million	2006 HK$ million
Current income tax		
Hong Kong profits tax	308	188
Overseas taxation	450	309
Deferred taxation *(Note 30)*		
Change in fair value of investment properties	173	123
Origination and reversal of other temporary difference	19	24
Effect on tax rate change	(180)	–
	770	644

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	Group	
	2007	**2006**
	HK$ million	*HK$ million*
Profit before taxation	12,337	9,359
Less: share of results of		
jointly controlled entities	(1,344)	(1,033)
associated companies	(2,257)	(1,882)
	8,736	6,444
Calculated at taxation rate of 17.5% (2006: 17.5%)	1,529	1,128
Effect of different taxation rates in other countries	84	119
Income and expenses not subject to taxation	(761)	(550)
Utilisation of unrecognised tax losses this year and net of tax losses not recognised	8	(42)
Over provision in prior years	(6)	(26)
Effect of tax rate change	(180)	–
Others	96	15
Taxation charge	770	644

8 PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

The Group's profit attributable to shareholders of the Company is dealt with in the accounts of the Company to the extent of HK$5,713 million (2006: HK$7,965 million).

9 DIVIDENDS

	2007	**2006**
	HK$ million	*HK$ million*
2006 Final dividend paid: HK$0.80 (2005 HK$0.80) per share	1,767	1,755
2006 Special dividend paid: HK$0.30 (2005: HK$Nil) per share	662	–
	2,429	1,755
Interim		
2007 Interim dividend paid: HK$0.40 (2006: HK$0.30) per share	885	658
2007 Special dividend paid: HK$0.20 (2006: HK$0.30) per share	442	658
Final		
2007 Final dividend proposed: HK$0.80 (2006: HK$0.80) per share	1,770	1,756
2007 Special dividend proposed: HK$Nil (2006: HK$0.30) per share	–	659
	3,097	3,731
Dividend per share (HK$)	1.40	1.70

10 EARNINGS PER SHARE

The calculation of earnings per share is based on profit attributable to shareholders of HK$10,843 million (2006: HK$8,272 million).

The basic earnings per share is based on the weighted average number of 2,207,542,455 shares in issue during the year (2006: 2,193,921,689 shares in issue). The diluted earnings per share is based on 2,213,084,305 shares (2006: 2,198,341,170 shares) which is the weighted average number of shares in issue during the year plus the weighted average number of 5,541,850 shares (2006: 4,419,481 shares) deemed to be issued at no consideration if all outstanding options had been exercised.

11 DIRECTORS' EMOLUMENTS

The remuneration of every Director for the year ended 31 December 2007 is set out below:

name of director	fees *HK$ million*	salaries, allowances and benefits in kind *HK$ million*	discretionary bonuses *HK$ million*	retirement benefits *HK$ million*	share-based payment *HK$ million*	2007 total *HK$ million*	2006 total *HK$ million*
Larry Yung Chi Kin#	0.15	3.21	48.00	0.01	15.62	66.99	51.21
Henry Fan Hung Ling#	0.15	3.01	41.00	0.01	12.50	56.67	43.43
Peter Lee Chung Hing#	0.15	1.75	33.00	0.08	9.37	44.35	33.62
Carl Yung Ming Jie#	0.15	1.12	9.00	0.05	6.25	16.57	8.38
Leslie Chang Li Hsien#	0.15	1.54	15.00	0.07	6.25	23.01	14.73
Vernon Francis Moore#	0.15	2.08	5.00	0.01	4.69	11.93	9.90
Li Shilin#	0.15	0.49	1.00	–	3.91	5.55	1.64
Liu Jifu#	0.15	0.58	7.00	0.01	5.47	13.21	10.51
Chau Chi Yin#	0.15	1.49	9.00	0.07	6.25	16.96	10.37
Milton Law Ming To#	0.15	1.43	9.00	0.06	6.25	16.89	10.28
Wang Ande#	0.15	1.03	9.00	–	6.25	16.43	5.47
Chang Zhenming	0.15	–	–	–	3.91	4.06	1.06
Willie Chang	0.30	–	–	–	–	0.30	0.30
Hamilton Ho Hau Hay	0.15	–	–	–	–	0.15	0.15
Alexander Reid Hamilton	0.30	–	–	–	–	0.30	0.30
Hansen Loh Chung Hon	0.25	–	–	–	–	0.25	0.25
Norman Ho Hau Chong	0.20	–	–	–	–	0.20	0.20
André Desmarais	0.15	–	–	–	–	0.15	0.15
Norman Yuen Kee Tong	–	0.10	–	–	–	0.10	11.56
Yao Jinrong	–	–	–	–	–	–	0.20
	3.15	17.83	186.00	0.37	86.72	294.07	213.71

The five highest paid individuals of the Group during the year were also directors and their emoluments are reflected in the analysis presented above.

During the year, 18,500,000 share options were granted (2006: 10,200,000 share options) to directors of the Company under the CITIC Pacific Share Incentive Plan 2000.

Mr Norman Yuen Kee Tong resigned during the year.

The executive directors marked '#' of the above being considered as key management personnel of the Group.

12 RETIREMENT BENEFITS

With the consent of the majority of its members, the Group ceased making contributions to The CITIC Group Retirement Plan ("ORSO Plan"), one of its principal retirement schemes in Hong Kong, with effect from 1 August 2003. The ORSO Plan will be operated as a closed fund and continue to be managed by an independent trustee according to the provisions of the Trust Deed and Rules.

All ORSO Plan members were enrolled onto the CITIC Group Mandatory Provident Fund Scheme ("MPF Scheme"), with a choice of either the Fidelity Retirement Master Trust or the Hang Seng Mandatory Provident Fund – SuperTrust Plus. Contributions to the MPF Scheme as well as forfeited amounts derived from the employer voluntary contributions are administered in accordance with the terms and provisions of the master trusts.

Assets of the ORSO Plan and the MPF Scheme are held separately in funds under the custody of the respective trustees.

Retirement benefits for employees in mainland China and other locations are based primarily on local mandatory requirements.

13 FIXED ASSETS

a Group

	property, plant and equipment								
	self-used properties HK$ million	vehicular tunnel HK$ million	plant and machinery HK$ million	others (Note iii) HK$ million	sub-total HK$ million	investment properties HK$ million	properties under develop-ment HK$ million	leasehold land HK$ million	total HK$ million
Cost or valuation									
At 1 January 2006	3,166	2,000	5,279	3,917	14,362	8,645	1,876	1,858	26,741
Exchange adjustments	81	–	219	68	368	109	37	27	541
Additions									
through acquisition of subsidiary companies	79	–	9	67	155	–	–	50	205
others	323	–	586	774	1,683	18	1,849	61	3,611
Capitalised leasehold land amortisation	–	–	–	–	–	–	21	–	21
Disposals									
through disposal of subsidiary companies	–	–	–	–	–	–	(165)	–	(165)
others	(125)	–	(289)	(216)	(630)	(18)	(313)	–	(961)
Change in fair value of investment properties	–	–	–	–	–	735	–	–	735
Transfer to properties held for sales/ inventories	–	–	–	(6)	(6)	–	(442)	–	(448)
Transfer upon completion	736	–	818	(1,554)	–	115	(110)	(5)	–
At 31 December 2006	4,260	2,000	6,622	3,050	15,932	9,604	2,753	1,991	30,280
Accumulated depreciation, amortisation and impairment									
At 1 January 2006	586	808	1,353	1,552	4,299	–	27	240	4,566
Exchange adjustments	22	–	86	9	117	–	1	2	120
Charge for the year	159	90	520	265	1,034	–	28	37	1,099
Acquisition of subsidiary companies	11	–	2	6	19	–	–	–	19
Written back on disposals									
others	(6)	–	(105)	(135)	(246)	–	(15)	–	(261)
Impairment loss	–	–	88	32	120	–	–	–	120
Transfer to other assets	–	–	–	(4)	(4)	–	–	–	(4)
Reclassification	(2)	–	2	–	–	–	–	–	–
At 31 December 2006	770	898	1,946	1,725	5,339	–	41	279	5,659
Net book value									
At 31 December 2006	3,490	1,102	4,676	1,325	10,593	9,604	2,712	1,712	24,621
Represented by									
Cost	4,260	2,000	6,622	3,050	15,932	–	2,753	1,991	20,676
Valuation	–	–	–	–	–	9,604	–	–	9,604
	4,260	2,000	6,622	3,050	15,932	9,604	2,753	1,991	30,280

	property, plant and equipment								
	self-used properties *HK$ million*	vehicular tunnel *HK$ million*	plant and machinery *HK$ million*	others *(Note iii)* *HK$ million*	sub-total *HK$ million*	investment properties *HK$ million*	properties under develop-ment *HK$ million*	leasehold land *HK$ million*	total *HK$ million*
Cost or valuation									
At 1 January 2007	4,260	2,000	6,622	3,050	15,932	9,604	2,753	1,991	30,280
Exchange adjustments	245	-	564	69	878	385	141	70	1,474
Additions									
others	172	-	657	2,665	3,494	-	1,851	358	5,703
Capitalised leasehold land amortisation	-	-	-	-	-	-	39	-	39
Disposals									
through disposal of subsidiary companies	-	-	(15)	(231)	(246)	-	-	-	(246)
others	(29)	-	(132)	(186)	(347)	(27)	(24)	(238)	(636)
Change in fair value of investment properties	-	-	-	-	-	1,002	-	-	1,002
Transfer to assets held for sale	(37)	-	-	-	(37)	-	-	(336)	(373)
Transfer upon completion	258	-	(38)	(243)	(23)	(69)	(22)	114	-
At 31 December 2007	4,869	2,000	7,658	5,124	19,651	10,895	4,738	1,959	37,243
Accumulated depreciation, amortisation and impairment									
At 1 January 2007	770	898	1,946	1,725	5,339	-	41	279	5,659
Exchange adjustments	56	-	206	21	283	-	3	4	290
Charge for the year	170	98	564	290	1,122	-	60	42	1,224
Disposal of subsidiary companies	-	-	(7)	(116)	(123)	-	-	-	(123)
Written back on disposals									
others	(16)	-	(89)	(114)	(219)	-	(7)	-	(226)
Impairment loss	6	-	68	29	103	-	353	-	456
Transfer to other assets	(4)	-	(46)	38	(12)	-	-	(7)	(19)
Reclassification	(5)	-	5	-	-	-	-	-	-
At 31 December 2007	977	996	2,647	1,873	6,493	-	450	318	7,261
Net book value									
At 31 December 2007	3,892	1,004	5,011	3,251	13,158	10,895	4,288	1,641	29,982
Represented by									
Cost	4,869	2,000	7,658	5,124	19,651	-	4,738	1,959	26,348
Valuation	-	-	-	-	-	10,895	-	-	10,895
	4,869	2,000	7,658	5,124	19,651	10,895	4,738	1,959	37,243

Notes:

i) Interest capitalised in properties under development amounts to HK$188 million (2006: HK$81 million).

ii) As at 31 December 2007, certain of the Group's self-used properties and plant and machinery with the aggregate carrying value of HK$11 million (2006: HK$500 million) were pledged to secure banking facilities granted to a subsidiary company.

iii) Other property, plant and equipment comprise mining assets, construction in progress, traffic equipment, cargo lighters, computer installations, telecommunications equipment, motor vehicles and furniture, fixtures and equipment.

iv) The capital commitments of authorised but not contracted for and contracted but not provided for of the Group in respect of property, plant and equipment, properties under development and leasehold land amount to HK$254 million (2006: HK$17 million) and HK$21,147 million (2006: HK$3,941 million) respectively.

	Group 2007 HK$ million	Group 2006 HK$ million
Analysis of additions by business		
Special Steel	1,062	1,716
Iron Ore Mining	1,990	8
Property	2,161	1,471
Infrastructure	56	126
Listed Subsidiary Companies		
CITIC 1616	62	42
Dah Chong Hong	360	444
Others	12	9
	5,703	3,816
Analysis of additions by geographical area		
Hong Kong	837	215
Mainland China	2,876	3,580
Overseas	1,990	21
	5,703	3,816
Analysis of depreciation and amortisation by business		
Special Steel	702	652
Property	130	91
Infrastructure	143	132
Listed Subsidiary Companies		
CITIC 1616	79	73
Dah Chong Hong	157	139
Others	13	12
	1,224	1,099

b Company

	motor vehicles, equipment, furniture and fixtures 2007 HK$ million	motor vehicles, equipment, furniture and fixtures 2006 HK$ million
Cost		
At 1 January	103	101
Additions	7	7
Disposals	(4)	(5)
At 31 December	106	103
Accumulated depreciation		
At 1 January	79	74
Charge for the year	12	10
Written back on disposals	(4)	(5)
At 31 December	87	79
Net book value		
At 31 December	19	24

c The tenure of the properties of the Group is as follows:

	self-used properties		investment properties		properties under development		leasehold land		total	
	2007 HK$ million	2006 HK$ million	2007 HK$ million	2006 HK$ million	2007 HK$ million	2006 HK$ million	2007 HK$ million	2006 HK$ million	2007 HK$ million	2006 HK$ million
Leasehold properties held										
In Hong Kong										
Leases of over 50 years	23	24	858	751	–	–	–	–	881	775
Leases of between 10 to 50 years	1,046	1,032	4,057	3,743	77	24	1,114	1,143	6,294	5,942
Leases of less than 10 years	20	76	–	–	–	–	–	–	20	76
In Mainland China										
Leases of over 50 years	32	–	1,384	1,184	3,213	2,333	–	–	4,629	3,517
Leases of between 10 to 50 years	3,506	2,875	4,214	3,611	1,448	396	845	848	10,013	7,730
Leases of less than 10 years	24	28	–	–	–	–	–	–	24	28
Properties held overseas										
Freehold	218	225	382	315	–	–	–	–	600	540
	4,869	4,260	10,895	9,604	4,738	2,753	1,959	1,991	22,461	18,608

d **Property Valuation**

The investment properties were revalued at 31 December 2007 by the following independent, professionally qualified valuers.

properties located in	valuers
Hong Kong and Shanghai	Knight Frank Petty Limited
Japan	Tekko Building Co., Limited

e Fixed assets and properties held for sale under current assets of the Group let under operating leases to generate rental income are as follows:

	investment properties HK$ million	self-used properties HK$ million	other fixed assets HK$ million	fixed assets total HK$ million	properties held for sale HK$ million
Cost or valuation	9,604	22	232	9,858	310
Accumulated depreciation/ amortisation	–	(3)	(124)	(127)	(58)
Net book value at 31 December 2006	9,604	19	108	9,731	252
Depreciation charges/ amortisation charges for the year	–	1	38	39	3
Cost or valuation	10,895	22	212	11,129	310
Accumulated depreciation/ amortisation	–	(2)	(119)	(121)	(61)
Net book value at 31 December 2007	10,895	20	93	11,008	249
Depreciation charges/ amortisation charges for the year	–	–	32	32	3

14 SUBSIDIARY COMPANIES

	Company	
	2007	2006
	HK$ million	*HK$ million*
Unlisted shares, at cost less impairment losses	986	868
Amounts due by subsidiary companies *(Note a, b)*	59,230	48,458
Amounts due to subsidiary companies *(Note a)*	(9,616)	(7,192)
	50,600	42,134

Particulars of the principal subsidiary companies are shown in Note 35.

Note:

a. Amounts due by subsidiary companies and amounts due to subsidiary companies are interest bearing at market rates except for amounts due by subsidiary companies of approximately HK$42,888 million (2006: HK$39,760 million) and amounts due to subsidiary companies of an amount of approximately HK$6,113 million (2006: HK$3,687 million), which are non-interest bearing. These loans have no fixed repayment terms and were not in default or impaired.

b. None of these amounts are in default or impaired as at 31 December 2007 and 2006.

15 JOINTLY CONTROLLED ENTITIES

	Group	
	2007	2006
	HK$ million	*HK$ million*
Share of net assets	15,147	12,632
Goodwill		
At 1 January	533	341
Additions	18	192
Disposal	(39)	–
At 31 December	512	533
	15,659	13,165
Loans due from jointly controlled entities *(Note b)*	1,963	1,902
Loans due to jointly controlled entities *(Note b)*	(176)	(145)
	17,446	14,922

	Company	
	2007	2006
	HK$ million	*HK$ million*
Unlisted shares, at cost	3,687	2,115
Loans due from jointly controlled entities	504	477
Loans due to jointly controlled entities	(175)	(147)
	4,016	2,445

Note:

a. Included in jointly controlled entities is Western Harbour Tunnel Company Limited ("WHTCL") whose year end is 31 July which is not coterminous with the Group. The results of WHTCL has been equity accounted for based on its management accounts for the period from 1 January 2007 to 31 December 2007.

b. Loans due from jointly controlled entities and loans due to jointly controlled entities are interest bearing at market rates except for loans to jointly controlled entities of an amount of approximately HK$264 million (2006: HK$465 million loans to jointly controlled entities), which are non-interest bearing. These loans have no fixed repayment terms and were not in default or impaired except for a provision for impairment loss of HK$132 million (2006: HK$Nil) has been provided.

c. The following amounts represent the Group's share of the assets and liabilities, and sales and results of jointly controlled entities and are included in the consolidated balance sheet and profit and loss account using the equity method:

	2007 *HK$ million*	2006 *HK$ million*
Assets		
Non-current assets	20,409	18,114
Current assets	16,328	14,620
	36,737	32,734
Liabilities		
Non-current liabilities	(10,038)	(10,276)
Current liabilities	(11,786)	(10,357)
	(21,824)	(20,633)
Net assets	14,913	12,101
Revenue	15,532	8,308
Expenses	(13,986)	(7,425)
Profit for the year	1,546	883
Proportionate share of jointly controlled entities' capital commitments	378	402

d. Particulars of the principal jointly controlled entities are shown in Note 35.

16 ASSOCIATED COMPANIES

	Group 2007 HK$ million	Group 2006 HK$ million
Share of net assets	13,768	12,114
Goodwill		
At 1 January	1,444	1,829
Disposal	(5)	(385)
At 31 December	1,439	1,444
Loans due from associated companies *(Note b)*	2,746	2,879
Loans due to associated companies *(Note b)*	(12)	(21)
	17,941	16,416
Investment at cost		
Unlisted shares	4,744	4,593
Shares listed in Hong Kong	6,252	6,253
	10,996	10,846
Market value of listed shares	14,033	13,194

	Company 2007 HK$ million	Company 2006 HK$ million
Investment at cost		
Unlisted shares	2,197	2,197
Shares listed in Hong Kong	931	931
	3,128	3,128
Loans due from associated companies	2,513	2,516
Loans due to associated companies	(9)	(18)
	5,632	5,626
Market value of listed shares	1,461	1,373

Dividend income from associated companies during the year is as follows:

	Group 2007 HK$ million	Group 2006 HK$ million
Listed associated companies	392	632
Unlisted associated companies	399	262
	791	894

Note:

a. Included in associated companies is Hong Kong Resort Company Limited ("HKR") whose year end is 31 March which is not coterminous with the Group. The results of HKR has been equity accounted for based on its management accounts for the period from 1 January 2007 to 31 December 2007.

b. Loans due from associated companies and loans due to associated companies are interest bearing at market rates except for loans from/to associated companies of an amount of approximately HK$9 million (2006: HK$17 million), which are non-interest bearing. These loans have no fixed repayment terms and were not in default or impaired except for a provision for impairment loss of HK$24 million (2006: HK$Nil) has been provided for the loans due from an associated company.

c. Particulars of the principal associated companies are shown in Note 35.

Summarised financial information of the associated companies on a gross basis:

	Group 2007 HK$ million	Group 2006 HK$ million
Assets	207,747	176,945
Liabilities	136,952	114,552
Revenue	95,778	77,903
Profit	10,000	6,184

17 OTHER FINANCIAL ASSETS

	Group 2007 HK$ million	Group 2006 HK$ million
Co-operative joint ventures		
Unlisted investments, at fair value	69	65
Amounts due by co-operative joint ventures	3	37
	72	102
Listed investments, at fair value		
Shares listed in Hong Kong	6,991	2,591
Shares listed in overseas	35	112
	7,026	2,703
Unlisted investments		
Shares, at cost	26	26
Add: Advances made	–	14
	26	40
Less: Impairment	–	(25)
	26	15
Less: Advances received	–	(1)
	26	14
Loans receivable	378	–
	7,502	2,819

Particulars of the principal co-operative joint ventures are shown in Note 35.

Other financial assets are denominated in the following currencies:

	2007	2006
	HK$ million	*HK$ million*
Hong Kong dollar	7,049	2,635
Renminbi	418	72
Other currencies	35	112
	7,502	2,819

18 INTANGIBLE ASSETS

	goodwill	mining assets	total
	HK$ million	*HK$ million*	*HK$ million*
Cost			
At 1 January 2007	1,146	1,865	3,011
Additions	–	1,119	1,119
At 31 December 2007	1,146	2,984	4,130
Accumulated impairment losses			
At 1 January 2007 and 31 December 2007	25	–	25
Net book value			
At 31 December 2007	1,121	2,984	4,105
Cost			
At 1 January 2006	603	–	603
Additions	565	1,865	2,430
Disposals	(22)	–	(22)
At 31 December 2006	1,146	1,865	3,011
Accumulated impairment losses			
At 1 January 2006	–	–	–
Impairment charge	25	–	25
At 31 December 2006	25	–	25
Net book value			
At 31 December 2006	1,121	1,865	2,986

Analysed by:

	2007		2006	
	goodwill	mining assets	goodwill	mining assets
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Special Steel	57	–	57	–
Iron Ore Mining	507	2,984	507	1,865
Property	297	–	297	–
Infrastructure	7	–	7	–
Listed Subsidiary Companies				
CITIC 1616	83	–	83	–
Dah Chong Hong	170	–	170	–
	1,121	2,984	1,121	1,865

19 NON-CURRENT DEPOSITS

Non-current deposits represented deposit payments for construction works for fixed assets and PRC land acquisitions.

20 ASSETS HELD FOR SALE

As at 31 December 2007, an interest in a jointly controlled entity in PRC is presented as an asset held for sale following the approval of the Group's management to dispose of the interests and is expected to be completed in January 2008.

As at 31 December 2007, a property situated in Hong Kong is presented as an asset held for sale and carried at the lower of its carrying amount and fair value less costs to sell, following the approval of the Group's management to dispose of the property and is expected to be completed in March 2008.

21 INVENTORIES

	2007	2006
	HK$ million	*HK$ million*
Raw materials	1,977	842
Work-in-progress	947	520
Finished goods	2,971	2,482
Others	87	76
	5,982	3,920

22 DEBTORS, ACCOUNTS RECEIVABLE, DEPOSITS AND PREPAYMENTS

	Group		Company	
	2007	2006	2007	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Trade debtors				
Within 1 year	3,008	2,150	–	–
Over 1 year	42	24	–	–
	3,050	2,174	–	–
Accounts receivable, deposits and prepayments	5,242	4,203	304	259
	8,292	6,377	304	259

Note:

i) Trade debtors are net of provision and the ageing is classified based on invoice date.

ii) The Group has a defined credit policy for the respective business units.

iii) The carrying amounts of debtors, accounts receivable, deposits and prepayments approximates their fair value.

iv) Accounts receivable, deposits and prepayments include derivative financial assets of HK$251 million (2006: HK$14 million), amounts due from jointly controlled entities of HK$138 million (2006: HK$134 million), which are unsecured, interest free and recoverable on demand, except for an amount of HK$1 million (2006: HK$65 million) which is interest bearing, and amounts due from associated companies of HK$90 million (2006: HK$90 million) which are unsecured, interest free and recoverable on demand, except for an amount of HK$Nil (2006: HK$12 million) which is interest bearing.

As of 31 December 2007, trade receivables of HK$560 million (2006: HK$700 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	2007	2006
	HK$ million	*HK$ million*
3 to 6 months	528	448
Over 6 months	32	252
	560	700

Movements on the provision for impairment of trade receivables are as follows:

	2007 *HK$ million*	2006 *HK$ million*
At 1 January	207	195
Exchange adjustments	13	–
Provision for impairment loss	26	24
Receivables written off during the year	(158)	(12)
Unused amounts reversed	(5)	–
At 31 December	83	207

The creation and release of provision for impairment loss have been included in other operating expenses (Note 5) in the consolidated profit and loss account. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

As of 31 December 2007, trade receivables of HK$91 million (2006: HK$192 million) were individually determined to be impaired. The individually impaired receivables mainly relate to customers, which are in unexpected difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered. Consequently, specific provision for impairment loss of HK$60 million (2006: HK$185 million) was recognised. The Group does not held any collateral over these balances.

23 CREDITORS, ACCOUNTS PAYABLE, DEPOSITS AND ACCRUALS

	Group		Company	
	2007 *HK$ million*	2006 *HK$ million*	2007 *HK$ million*	2006 *HK$ million*
Trade creditors				
Within 1 year	4,055	2,553	–	–
Over 1 year	329	314	–	–
	4,384	2,867	–	–
Accounts payable, deposits and accruals	6,343	5,168	210	99
	10,727	8,035	210	99

Note:

i) Accounts payable, deposits and accruals include derivative financial liabilities of HK$66 million (2006: HK$9 million).

ii) The carrying amounts of creditors, accounts payable, deposits and accruals approximate their fair value.

24 SHARE CAPITAL

	number of shares of HK$0.40 each	*HK$ million*
Authorised		
At 31 December 2006 and 2007	3,000,000,000	1,200
Issued and fully paid		
At 1 January 2007	2,195,604,160	878
Issue of shares pursuant to the Plan	19,336,000	8
Repurchase during the year	(2,813,000)	(1)
At 31 December 2007	2,212,127,160	885

Changes during the year:

During the year, the Company repurchased a total of 2,813,000 of its own shares on The Stock Exchange of Hong Kong Limited, all of which have been cancelled, as follows:

month/ year	number of shares repurchased	total purchase prices *HK$ million*	purchase price per share highest *HK$*	lowest *HK$*
November 2007	2,813,000	109	39.35	38.25

Changes subsequent to the year end:

Since 1 January 2008 to the date of this report, the Company issued and allotted a total of 270,000 shares at HK$22.10 per share upon the exercise of share options which were granted under the Plan.

Since 1 January 2008 to the date of this report, the Company repurchased a total of 15,484,000 of its own shares on The Stock Exchange of Hong Kong Limited, all of which have been cancelled. The total consideration paid for the above repurchase was approximately HK$545 million.

Share Option Plan:

Under the CITIC Pacific Share Incentive Plan 2000 ('the Plan') adopted on 31 May 2000, the Board may invite any director, executive or employee of the Company or any of its subsidiary companies to subscribe for options over the Company's shares on payment of HK$1 per acceptance. The subscription price determined by the Board will be at least the higher of (i) the closing price of the Company's share as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average closing price of the Company's share as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's shares. The maximum number of shares over which options may be granted under the Plan shall not exceed 10% of (i) the issued share capital of the Company from time to time or (ii) the issued share capital of the Company as at the date of adopting the Plan, whichever is the lower.

Since adoption of the Plan, the Company has granted four lots of share options on 28 May 2002, 1 November 2004, 20 June 2006 and 16 October 2007 respectively. On 28 May 2002 options to subscribe for a total of the 11,550,000 shares in the Company representing 0.52% of the issued share capital, at the exercise price of HK$18.20 per share, were granted under the Plan. The closing price of the Company's shares immediately before the date of grant was HK$18.10. On 1 November 2004 options to subscribe for a total of the 12,780,000 shares in the Company representing 0.58% of the issued share capital, at the exercise price of HK$19.90 per share, were granted under the Plan. The closing price of the Company's shares immediately before the date of grant was HK$19.90. On 20 June 2006 options to subscribe for a total of the 15,930,000 shares in the Company representing 0.72% of the issued share capital, at the exercise price of HK$22.10 per share, were granted under the Plan. The closing price of the Company's shares immediately before the date of grant was HK$22.50. On 16 October 2007 options to subscribe for a total of the 18,500,000 shares in the Company representing 0.84% of the issued share capital, at the exercise price of HK$47.32 per share, were granted under the plan. The closing price of the Company's shares immediately before the date of grant was HK$47.65. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. All were accepted, and none were cancelled or lapsed in the period up to 31 December 2007.

Other than the Plan, certain of the Company's subsidiary companies have issued equity-settled share-based payments to certain employees. The aggregate amount of the share-based payments recognised by these companies are not material to the Group.

a Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2007		2006	
	average exercise price in HK$ per share	options	average exercise price in HK$ per share	options
At 1 January		30,989,000		19,370,000
Granted	47.32	18,500,000	22.10	15,930,000
Exercised	22.25	(19,336,000)	20.10	(4,311,000)
At 31 December		30,153,000		30,989,000

Details of share options exercised during the year:

period	exercise price *HK$*	number of shares 2007	2006
26 January to 9 May 2007	18.20	6,840,000	1,560,000
2 January to 26 October 2007	19.90	4,905,000	1,151,000
12 January to 20 December 2007	22.10	5,991,000	1,600,000
16 October 2007	47.32	1,600,000	–
		19,336,000	4,311,000

b **Fair value of share options and assumptions**

The fair value of an option on one CITIC Pacific share granted in the current period measured as at the date of grant of 16 October 2007 was HK$7.81 based on the following data and assumptions using the Binomial Lattice Model:

- The share price at the grant date is HK$46.85
- The exercise price is HK$47.32
- The option's contractual life is 5 years
- Taking into account the probability of early exercise behaviour, the average expected term of the grant was determined to be 4 years
- Expected volatility of CITIC Pacific's share price at 25% per annum (based on historical movements of share prices and the trend of the volatility rate in recent years)
- Expected annual dividend yield of 5% (based on historical dividend payments)
- Rate of eligible grantees leaving service assumed at 1% per annum
- Early exercise assumption for option holders to exercise their options when the share price is at least 150% of the exercise price
- Risk-free interest rate of 4% per annum (based on linearly interpolated yields of the Hong Kong Exchange Fund Notes as at the grant date)

The result of the fair value valuation can be materially affected by changes in these assumptions so an option's actual value may differ from the estimated fair value of the options due to the Model and assumptions adopted.

All the options forfeited before expiry of the Plan will be treated as lapsed options which will not be added back to the number of shares available to be issued under the Plan.

The total expense to be recognised in the Company's profit and loss account for the year ended 31 December 2007 in respect of the grant of the aforesaid 18,500,000 options is HK$144,485,000 (2006: 15,930,000 options is HK$62,445,600).

25 RESERVES

a Group

	share premium HK$ million	capital redemption reserve HK$ million	capital reserve HK$ million	goodwill HK$ million	investment revaluation reserve HK$ million	exchange fluctuation reserve HK$ million	hedging reserve HK$ million	general reserve HK$ million	retained profits HK$ million	total HK$ million
At 1 January 2006	24,864	19	–	(2,494)	84	(167)	401	301	15,218	38,226
Share of reserves of associated companies	–	–	–	–	183	–	(129)	–	106	160
Share of reserves of jointly controlled entities	–	–	17	–	–	–	(1)	1	–	17
Exchange translation differences	–	–	–	–	–	870	–	–	–	870
Reserves released on disposal of associated companies	–	–	–	–	(84)	103	(91)	–	–	(72)
Loss on cash flow hedge of financial instruments	–	–	–	–	–	–	(50)	–	–	(50)
Fair value gain on other financial assets	–	–	–	–	1,064	–	–	–	–	1,064
Transfer to Profit and Loss account on impairment of other financial assets	–	–	–	–	103	–	–	–	–	103
Transfer from profits	–	–	–	–	–	–	–	163	(163)	–
Issue of share pursuant to the Plan	92	–	(6)	–	–	–	–	–	–	86
Profit attributable to shareholders of the Company	–	–	–	–	–	–	–	–	8,272	8,272
Dividends *(Note 9)*	–	–	–	–	–	–	–	–	(3,071)	(3,071)
Share repurchase	–	1	–	–	–	–	–	–	(36)	(35)
Share-based payment	–	–	62	–	–	–	–	–	–	62
At 31 December 2006	24,956	20	73	(2,494)	1,350	806	130	465	20,326	45,632
Representing										
At 31 December 2006 after proposed final and special dividend										43,217
2006 Final and special dividend proposed										2,415
										45,632
Retained by										
Company and subsidiary companies	24,956	20	56	(2,494)	1,192	1,034	12	446	9,392	34,614
Jointly controlled entities	–	–	17	–	–	–	2	16	2,029	2,064
Associated companies	–	–	–	–	158	(228)	116	3	8,905	8,954
	24,956	20	73	(2,494)	1,350	806	130	465	20,326	45,632

	share premium HK$ million	capital redemption reserve HK$ million	capital reserve HK$ million	goodwill HK$ million	investment revaluation reserve HK$ million	exchange fluctuation reserve HK$ million	hedging reserve HK$ million	general reserve HK$ million	retained profits HK$ million	total HK$ million
At 1 January 2007	24,956	20	73	(2,494)	1,350	806	130	465	20,326	45,632
Share of reserves of associated companies	-	-	30	-	28	24	(5)	-	-	77
Share of reserves of jointly controlled entities	-	-	6	-	9	46	3	1	-	65
Exchange translation differences	-	-	-	-	-	2,168	-	-	-	2,168
Reserves released on disposal of associated companies	-	-	6	-	-	-	-	-	-	6
Disposal of interests in subsidiary companies	-	-	(18)	756	-	(28)	-	-	(756)	(46)
Gain on cash flow hedge of financial instruments	-	-	-	-	-	-	57	-	-	57
Fair value gain on other financial assets	-	-	-	-	3,292	-	-	-	-	3,292
Transfer from profits	-	-	-	-	77	-	-	299	(299)	77
Issue of share pursuant to the Plan	459	-	(36)	-	-	-	-	-	-	423
Profit attributable to shareholders of the Company	-	-	-	-	-	-	-	-	10,843	10,843
Dividends *(Note 9)*	-	-	-	-	-	-	-	-	(3,756)	(3,756)
Share repurchase	-	1	-	-	-	-	-	-	(110)	(109)
Share-based payment	-	-	179	-	-	-	-	-	-	179
At 31 December 2007	25,415	21	240	(1,738)	4,756	3,016	155	765	26,248	58,908
Representing										
At 31 December 2007 after proposed final dividend										57,138
2007 Final dividend proposed										1,770
										58,908
Retained by										
Company and subsidiary companies	25,415	21	181	(1,738)	4,561	3,174	69	745	11,713	44,141
Jointly controlled entities	-	-	23	-	9	46	5	17	3,373	3,473
Associated companies	-	-	36	-	186	(204)	111	3	11,162	11,294
	25,415	21	240	(1,738)	4,756	3,016	155	765	26,248	58,908

b **Company**

	capital redemption reserve *HK$ million*	capital reserve *HK$ million*	hedging reserve *HK$ million*	share premium *HK$ million*	retained profits *HK$ million*	total *HK$ million*
At 1 January 2006	19	–	63	24,864	10,077	35,023
Share-based payment	–	62	–	–	–	62
Issue of shares pursuant to the Plan	–	(6)	–	92	–	86
Loss on cash flow hedge of financial instruments	–	–	(55)	–	–	(55)
Profit for the year available for distribution *(Note 8)*	–	–	–	–	7,965	7,965
Dividends *(Note 9)*	–	–	–	–	(3,071)	(3,071)
Share repurchase	1	–	–	–	(36)	(35)
At 31 December 2006	20	56	8	24,956	14,935	39,975
Representing						
At 31 December 2006 after proposed final and special dividend						37,560
2006 Final and special dividend proposed						2,415
						39,975
At 1 January 2007	20	56	8	24,956	14,935	39,975
Share-based payment	–	144	–	–	–	144
Issue of shares pursuant to the Plan	–	(36)	–	459	–	423
Loss on cash flow hedge of financial instruments	–	–	(58)	–	–	(58)
Profit for the year available for distribution *(Note 8)*	–	–	–	–	5,713	5,713
Dividends *(Note 9)*	–	–	–	–	(3,756)	(3,756)
Share repurchase	1	–	–	–	(110)	(109)
At 31 December 2007	21	164	(50)	25,415	16,782	42,332
Representing						
At 31 December 2007 after proposed final dividend						40,562
2007 Final dividend proposed						1,770
						42,332

26 BORROWINGS

a

	Group		Company	
	2007	2006	2007	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Bank loans				
unsecured	21,246	12,529	15,799	9,599
secured	211	795	–	–
	21,457	13,324	15,799	9,599
Other loans				
unsecured	3,945	3,920	–	–
	25,402	17,244	15,799	9,599
Amounts repayable within one year included under current liabilities	(402)	(640)	–	(27)
	25,000	16,604	15,799	9,572

Note:

i) Bank loans and other loans of the Group not wholly repayable within five years amounted to HK$9,677 million (2006: HK$6,294 million).

ii) On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ("Guaranteed Notes") for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

iii) On 26 October 2005, CITIC Pacific Finance (2005) Limited, a wholly owned subsidiary of the Company, issued and sold JPY8.1 billion in aggregate principal amount of guaranteed floating rate note due 2035 ("JPY Notes") to investors for general corporate purposes pursuant to the subscription agreement dated 26 October 2005. All of the JPY Notes remained outstanding at the end of the year.

iv) Bank loans and other loans, other than the JPY Notes, are fully repayable up to 2032 and bear interest at the prevailing market rate.

v) As at 31 December 2007, certain of the Group's inventories, accounts receivable and self-used properties with the aggregate carrying value of HK$327 million (2006: HK$696 million) were pledged to secure loans and banking facilities granted to certain subsidiary companies of the Group.

b The maturity of the Group's and the Company's long term liabilities is as follows:

	Group		Company	
	2007	2006	2007	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Bank loans are repayable				
in the first year	397	636	–	27
in the second year	2,527	1,359	570	8
in the third to fifth years inclusive	9,286	5,441	5,991	3,676
after the fifth year	9,247	5,888	9,238	5,888
	21,457	13,324	15,799	9,599
Other loans are repayable				
in the first year	5	4	–	–
in the second year	–	–	–	–
in the third to fifth years inclusive	3,510	3,510	–	–
after the fifth year	430	406	–	–
	3,945	3,920	–	–
	25,402	17,244	15,799	9,599

c The exposure of the Group's total borrowings to interest-rate changes and the contractual repricing dates are as follows:

	One year or less
	HK$ million
At 31 December 2006	
Total borrowings	13,990
Effect of interest rate swap	5,125
At 31 December 2007	
Total borrowings	24,273
Effect of interest rate swap	5,342

Part of the interest rate exposure is hedged by interest rate swaps.

The effective interest rates per annum of the Group's borrowings were as follows:

	2007	2006
Total borrowings	5.5%	5.2%

d The carrying amounts of borrowings approximate their fair value. The fair values are estimated as the present value of future cash flows, discounted at current market interest rates for similar financial instruments.

e The carrying amounts of the total borrowings are denominated in the following currencies:

	Group		Company	
	2007	2006	2007	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Hong Kong dollar	8,575	8,147	7,255	7,429
US dollar	14,016	5,348	9,780	1,665
Renminbi	4,833	3,684	–	–
Other currencies	1,230	1,114	450	505
	28,654	18,293	17,485	9,599

The Group has the following undrawn borrowing facilities:

	2007	2006
	HK$ million	*HK$ million*
Floating rate		
expiring within one year	5,572	2,184
expiring beyond one year	15,018	14,614
	20,590	16,798

27 FINANCIAL RISK MANAGEMENT

Financial Risk Factors

The Group is exposed to a variety of financial risk. The Group employs a combination of financial instruments, including derivative products, to manage its exposure to financial risk.

Risk management is centralised at head office level in accordance with the Group's risk management policy. The policy includes written principles and guidelines for financial risk management, use of derivative transactions and measurement of derivative transactions.

a *Exposure to Interest Rate Fluctuations*

The Group aims to maintain a suitable mixture of fixed rate and floating rate borrowings in order to stabilise interest costs despite rate movements. Interest rate hedging ratio is determined after taking into consideration of general market trend, the Group's cash flow patterns and interest coverage ratio. The Group uses interest rate swaps, forward rate agreements, interest rate option contracts and other instruments to hedge exposures or to modify the interest rate characteristics of its borrowings. As at 31 December 2007, after the swaps, HK$7.8 billion of the Group's total borrowings were effectively paying fixed rate and the remaining were effectively paying floating rate of interest.

At 31 December 2007, if interest rates on HK dollar-denominated borrowings had been 100 basis points higher/lower with all other variables held constant, the Group's profit would have been HK$20 million (2006: HK$23 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings for operating activities. If interest rates on US dollar-denominated borrowings had been 100 basis points higher/lower with all other variables held constant, the Group's profit would have been HK$44 million (2006: HK$20 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings for operating activities. Other components of consolidated equity would not be materially affected by the changes in interest rates.

b *Exposure to Foreign Currency Fluctuations*

CITIC Pacific conducts business mainly in Hong Kong, mainland China and Australia, therefore it is subject to the market risk of foreign exchange rates in HK Dollar, US Dollar, Renminbi and Australia Dollar. To minimise currency exposure, non HK Dollar assets are usually financed in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Achieving this objective is not always possible due to limitations in financial markets and regulatory constraints, particularly on investment into mainland China as the Renminbi is currently not a free convertible currency and "Registered Capital", which usually accounts for no less than 25% of the total investment amount for projects in mainland China, is required to be paid in US dollars. As the Group's investment in mainland China is expanding, CITIC Pacific has an increasing exposure to the Renminbi.

The functional currency and future cash flow for Group's Australian Iron Ore Mining project is denominated in USD. Substantial portion of the project infrastructure/ pre-completion operating expenditure is projected to be denominated in non-USD currencies. Foreign exchange forward contracts and structured forward instruments are employed to hedge or minimise the non-USD currency exposure.

On liability management, CITIC Pacific funded the Iron Ore Mining project and the acquisition of vessels by USD loans to match the future cash flow of these assets. Foreign exchange forward contracts are employed to minimise currency exposure for other USD loans and a Yen Bond.

At 31 December 2007, the Group had no material currency risk arising from the operating activities. Such exposures are always kept to an acceptable level by entering into foreign currency forward contracts in the subsidiary companies level and they are usually matched with anticipated future cash flows in foreign currencies.

c *Price Risk*

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheet as available-for-sale. The Group is not exposed to commodity price risk. To manage its price risk arising from investments in equity securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

d *Credit Exposure*

The Group's credit risk is primarily attributable to cash and bank deposits, trade and accounts receivables, and derivative financial instruments entered into for hedging purposes. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

The Group's cash and bank deposits are placed with major financial institutions. Counterparties' credit risks are carefully reviewed and in general, the Group only deals with financial institutions with investment grade credit rating. The amount of counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

Trade receivables are presented net of the allowance for bad and doubtful debts. Credit risk in respect of trade and accounts receivables is limited since the customer base is comprised of a large number of customers disperse across different industries and geographical areas. Accordingly, the Group has no significant concentration of credit risk. In addition, credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 15 to 90 days from the date of billing. Normally, the Group does not obtain collateral from customers.

The maximum exposure to credit risk at the reporting date is the fair value of each financial asset, including derivative financial instruments, in the balance sheet after deducting any impairment allowance. None of the financial assets that are fully performing has been renegotiated in the last year.

e *Liquidity Risk*

Liquidity risk is prudently managed by maintaining a sufficient amount of available committed credit facilities.

In addition, the Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the Group's anticipated cash flow and the Group's ability to refinance the debt in that year.

The table below analyses the Group's financial liabilities that will be settled on a net basis into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	less than 1 year *HK$ million*	**between 1 and 2 years** *HK$ million*	**between 2 and 5 years** *HK$ million*	**over 5 years** *HK$ million*
At 31 December 2007				
Bank borrowings	5,129	3,833	15,321	13,239
Derivative financial instruments	56	7	40	2
Trade creditors and accounts payable	10,270	156	301	–
At 31 December 2006				
Bank borrowings	2,596	2,187	10,760	7,525
Derivative financial instruments	5	8	25	–
Trade creditors and accounts payable	7,652	82	301	–

The table below analyses the Group's derivative financial instruments that will be settled on a gross basis into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	less than 1 year *HK$ million*	between 1 and 2 years *HK$ million*	between 2 and 5 years *HK$ million*	over 5 years *HK$ million*
At 31 December 2007				
Forward foreign exchange contracts – cash flow hedges				
outflow	(3,307)	(219)	(15)	–
inflow	3,489	216	15	–
Forward foreign exchange contracts – not qualified for hedge accounting				
outflow	(4,009)	(2,101)	(3,045)	–
inflow	4,081	2,123	3,049	–
At 31 December 2006				
Forward foreign exchange contracts – cash flow hedges				
outflow	(718)	–	–	–
inflow	729	–	–	–
Forward foreign exchange contracts – not qualified for hedge accounting				
outflow	(1,464)	(2,025)	(2,651)	–
inflow	1,467	2,015	2,641	–

f *Fair Value Estimation*

i) The fair value of outstanding derivative transactions is calculated at least semi-annually based on the price quotations obtained from major financial institutions. Fair value of loans receivable is estimated as the present value of future cash flows, discounted at the current market interest rates for similar financial instruments.

The carrying amounts of borrowings approximate their fair value. The fair values are estimated as the present value of future cash flows, discounted at current market interest rates for similar financial instruments.

ii) The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date.

iii) The carrying value less impairment provision of trade and other receivables and trade and other payables are a reasonable approximation of their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

28 CAPITAL RISK MANAGEMENT

The Group's policy is to maintain a high degree of financial control and transparency. Financing and cash management activities are centralised at head office level to enhance risk management, control and the best utilisation of financial resources of the Group.

We aim to diversify our funding sources through utilisation of both banking and capital markets. To the extent it is possible, financing is arranged to match business characteristics and cash flows. Limited or non-recourse project finance is employed when it is available and appropriate.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and bank deposits. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt.

The gearing ratios at 31 December 2007 and at 31 December 2006 were as follows:

	2007 *HK$ million*	2006 *HK$ million*
Total borrowings	28,654	18,293
Less: cash and bank deposits	8,045	3,679
Net debt	20,609	14,614
Equity attributable to Shareholders of the Company	59,793	46,510
Total capital	80,402	61,124
Gearing ratio	26%	24%

29 DERIVATIVE FINANCIAL INSTRUMENTS

	Group			
	2007		2006	
	assets *HK$ million*	liabilities *HK$ million*	assets *HK$ million*	liabilities *HK$ million*
Qualified for hedged accounting	179	60	22	13
Not qualified for hedged accounting	222	75	109	51
	401	135	131	64

	Group			
	2007		2006	
	assets	liabilities	assets	liabilities
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Interest-rate swaps	116	105	120	38
Forward foreign exchange contracts	285	30	11	26
	401	135	131	64
Less: current portion				
Interest-rate swaps	–	57	4	5
Forward foreign exchange contracts	251	9	10	4
	251	66	14	9
	150	69	117	55

	Company			
	2007		2006	
	assets	liabilities	assets	liabilities
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Qualified for hedged accounting	3	52	22	13
Not qualified for hedged accounting	135	60	87	48
	138	112	109	61

	Company			
	2007		2006	
	assets	liabilities	assets	liabilities
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Interest-rate swaps	78	105	104	38
Forward foreign exchange contracts	60	7	5	23
	138	112	109	61
Less: current portion				
Interest-rate swaps	–	57	4	5
Forward foreign exchange contracts	26	–	4	1
	26	57	8	6
	112	55	101	55

i) Forward foreign exchange contracts

The notional principal amounts of the outstanding forward foreign exchange contracts at 31 December 2007 were HK$13,463 million (2006: HK$6,256 million).

The hedged highly probable forecast transactions denominated in foreign currency are expected to occur at various dates during the next 26 months. Gains and losses recognised in the hedging reserve in equity (Note 25) on forward foreign exchange contracts as of 31 December 2007 are recognised in the profit and loss account in the period or periods during which the hedged transaction affects the profit and loss account. This is generally within 26 months from the balance sheet date unless the gain or loss is included in the initial amount recognised for the purchase of fixed assets, in which case recognition is over the lifetime of the asset.

ii) Interest rate swaps

The main floating rates of our borrowings are HIBOR and LIBOR. The notional amounts of the outstanding interest rate swap contracts at 31 December 2007 were HK$12,806 million (2006: HK$10,780 million). At 31 December 2007, the fixed interest rates under interest rate swaps varied from 2.95% to 7.23% per annum (2006: 2.65% to 7.23% per annum). Gains and losses recognised in the hedging reserve in equity (Note 25) on interest rate swap contracts qualified for hedge accounting as of 31 December 2007 will be released to the income statement until the repayment of the bank borrowings (Note 26).

30 DEFERRED TAXATION

a Group

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2006: 17.5%). The components of deferred tax (assets) and liabilities recognised in the consolidated balance sheet and the movements during the year is as follows:

	depreciation allowances in excess of related depreciation		losses		revaluation of investment properties and valuation of other properties		mining assets and others		total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Deferred tax arising from										
At 1 January	528	573	(186)	(240)	1,010	886	499	10	1,851	1,229
Exchange adjustment	1	(1)	-	(1)	54	(29)	(1)	-	54	(31)
Charged to reserve	-	-	-	-	-	-	51	-	51	-
Charged to goodwill	-	-	-	-	-	-	-	507	-	507
Effect of tax rate change	-	-	-	-	(180)	-	-	-	(180)	-
Charged / (credited) to consolidated profit and loss account	(25)	(14)	(53)	55	173	123	97	(17)	192	147
Others	-	(30)	-	-	26	30	-	(1)	26	(1)
At 31 December	504	528	(239)	(186)	1,083	1,010	646	499	1,994	1,851

	Group	
	2007	2006
	HK$ million	*HK$ million*
Net deferred tax assets recognised on the consolidated balance sheet	(100)	(103)
Net deferred tax liabilities recognised on the consolidated balance sheet	2,094	1,954
	1,994	1,851

b **Deferred Tax Assets Unrecognised**

The Group has not recognised deferred tax assets in respect of the following items:

	Group	
	2007	2006
	HK$ million	*HK$ million*
Deductible temporary difference	37	309
Tax losses	2,499	2,360
Taxable temporary difference	(109)	(82)
	2,427	2,587

	Company	
	2007	2006
	HK$ million	*HK$ million*
Deductible temporary difference	19	17
Tax losses	494	452
	513	469

Note: Deductible temporary differences and tax losses in certain tax jurisdictions of HK$196 million (2006: HK$125 million) will expire within the next five years. The rest of the amount does not expire under current tax legislation.

c **Deferred Tax Liabilities not Recognised**

At 31 December 2007, temporary differences relating to the undistributed profits of subsidiary companies amounted to HK$613 million (2006: HK$627 million). Deferred tax liabilities of HK$123 million (2006: HK$128 million) have not been recognised in respect of the tax that would be payable on the distribution of these retained profits as the company controls the dividend policy of these subsidiary companies and it has been determined that it is probable that profits will not be distributed in the foreseeable future.

31 CAPITAL COMMITMENTS

	Group	
	2007	2006
	HK$ million	*HK$ million*
Authorised but not contracted for *(Note a)*	254	17
Contracted but not provided for *(Note b)*	27,338	4,359

	Company	
	2007	2006
	HK$ million	*HK$ million*
Contracted but not provided for	557	2,015

Note a

	2007	2006
	HK$ million	*HK$ million*
Authorised but not contracted for		
Analysis by business		
Infrastructure	13	–
Listed Subsidiary Companies		
CITIC 1616	9	17
Dah Chong Hong	232	–
	254	17

Note b

	2007	2006
	HK$ million	*HK$ million*
Contracted but not provided for		
Analysis by business		
Special Steel	1,904	289
Iron Ore Mining	19,476	139
Property	4,229	3,786
Infrastructure	1,672	62
Listed subsidiary companies		
CITIC 1616	8	24
Dah Chong Hong	13	32
Others	36	27
	27,338	4,359

32 OPERATING LEASE COMMITMENTS

The future aggregate minimum lease payments under non-cancellable operating leases at 31 December are as follows:

	Group		Company	
	2007	2006	2007	2006
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Properties commitments				
Within 1 year	159	147	2	19
After 1 year but within 5 years	257	187	–	2
After 5 years	137	90	–	–
	553	424	2	21
Other commitments				
Within 1 year	21	38	–	–
After 1 year but within 5 years	46	65	–	–
After 5 years	11	27	–	–
	78	130	–	–
	631	554	2	21

33 CONTINGENT LIABILITIES

a The Company together with other beneficial shareholders of Western Harbour Tunnel Company Limited ("WHTCL") have agreed jointly and severally to guarantee the Government of the Hong Kong Special Administrative Region that WHTCL will complete the Western Harbour Crossing ("Crossing") within budget of approximately HK$7.5 billion including repair costs to be incurred after the operation date of the Crossing but before the issuance of the Maintenance Certificate. The Crossing was completed in April 1997 with total cost of approximately HK$6.8 billion, pending the issuance of the Maintenance Certificate.

The beneficial shareholders of WHTCL have agreed that in relation to any claim made or asserted under the aforesaid guarantee, as between themselves, the total of all liabilities in respect of a claim thereunder and of all costs, charges and expenses suffered or incurred by any of them resulting therefrom or attributable thereto shall be shared by them in proportion to their respective ultimate ownership in WHTCL.

b The Company has provided a guarantee on the US$450 million Guaranteed Notes issued by a wholly owned subsidiary of the Company.

c The Company has provided a guarantee on the JPY8.1 billion Guaranteed Floating Rate Notes issued by a wholly owned subsidiary of the Company.

d The Company has provided guarantees to support banking facilities of up to HK$393 million granted to a subsidiary of the Company.

e Hubei Xin Yegang Co. Ltd., a wholly owned subsidiary of the Company, has provided guarantees to support banking facilities of up to RMB150 million granted to another subsidiary of the Company, Hubei Xin Hua Neng.

f The Company has provided guarantees to support banking facilities of up to RMB193 million granted to a wholly owned subsidiary of the Company. These facilities were not utilized as at 31 December 2007.

g The Company has provided a guarantee to support a banking facility of RMB400 million granted to a subsidiary of the Company.

h The Company has provided guarantees to support bank guarantee/standby letter of credit facilities of up to approximately HK$750 million granted to a subsidiary of the Company.

i The Company has provided a guarantee to support banking facility of US$45 million granted to a wholly owned subsidiary of the Company.

34 APPROVAL OF ACCOUNTS

The accounts were approved by the Board of Directors on 17 March 2008.

35 PRINCIPAL SUBSIDIARY COMPANIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES

The following are the principal subsidiary companies, jointly controlled entities and associated companies of the Group which in the opinion of the directors, principally affect the results and net assets of the Group. To give full details of all companies would in the opinion of the directors result in particulars of excessive length.

name	place of incorporation/ principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
Special Steel							
Subsidiary companies							
Daye Special Steel Co., Ltd.	People's Republic of China Sino-foreign joint stock limited company*	58.13	-	58.13	N/A	N/A	Steel making
Hubei Xin Yegang Steel Co., Ltd. (Formerly Hubei Xin Yegang Co., Ltd.)	People's Republic of China Sino-foreign equity joint venture*	100	-	100	N/A	N/A	Steel making
Jiangyin Xingcheng Special Steel Works Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	79	-	79	N/A	N/A	Steel making
Jiangyin Xingcheng Steel Products Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	80	-	80	N/A	N/A	Steel making
Jiangyin Xingcheng Storage and Transportation Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	80	-	80	N/A	N/A	Loading and unloading business
Jiangsu CP Xingcheng Special Steel Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	77.78	-	77.78	N/A	N/A	Steel making
Wuxi Xingcheng Steel Products Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	80	-	80	N/A	N/A	Production and sale of ferrous metal materials
Silver Wings Enterprises Inc.	British Virgin Islands	75	-	75	100	US$ 1	Investment holding
江陰泰富興澄特種材料有限公司	People's Republic of China Sino-foreign equity joint venture*	79	-	79	N/A	N/A	Production and sale of hot iron and the related products
湖北中特新化能科技有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	-	100	N/A	N/A	Production and sale of coal gas, coke and chemical related products

name	place of incorporation/ principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	subsidiary %	particulars of issued shares† no. of shares	par value	principal activities
湖北新冶鋼特種鋼管有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Production of seamless steel tube
黃石中特國貿有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Investment holding
Jointly controlled entities							
Shijiazhuang Iron & Steel Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	65	–	65	–	–	Production and sale of special steel and related products
Iron Ore Mining							
Subsidiary companies							
Bolein Corp.	British Virgin Islands	100	–	100	1	US$1	Vessel owning
Bright Treasure Assets Holdings Inc.	British Virgin Islands	100	–	100	1	US$1	Vessel owning
Burgeon Investments Ltd.	British Virgin Islands	100	–	100	1	US$1	Vessel owning
CITIC Pacific Mining Management Pty Ltd (Formerly CP Mining Management Pty Limited)	Australia	100	–	100	1	N/A	Mining management
Cobikin Corp.	British Virgin Islands	100	–	100	1	US$1	Vessel owning
Cosmos Light Holdings Corp.	British Virgin Islands	100	–	100	1	US$1	Vessel owning
Long Glory Assets Limited	British Virgin Islands	100	–	100	1	US$1	Vessel owning
Master Champ Assets Ltd.	British Virgin Islands	100	–	100	1	US$1	Vessel owning
MetaGas Pty Ltd	Australia	100	–	100	5,000,010	N/A	Gas procurement and trading
Palesto Holdings Inc.	British Virgin Islands	100	–	100	1	US$1	Vessel owning
Parmigan Corp.	British Virgin Islands	100	–	100	1	US$1	Vessel owning
Pastoral Management Pty Ltd	Australia	100	–	100	5,000,010	N/A	Pastoral lease management
Silver Bliss Enterprises Inc.	British Virgin Islands	100	–	100	1	US$1	Vessel owning
Sino Iron Pty Ltd	Australia	100	–	100	11,526	N/A	Mining extraction and processing of magnetite

name	place of incorporation/ principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	subsidiary %	particulars of issued shares† no. of shares	par value	principal activities
Tridot Enterprises Inc.	British Virgin Islands	100	–	100	1	US$1	Vessel owning
Winrich Investments Holdings Ltd.	British Virgin Islands	100	–	100	1	US$1	Vessel owning
Property							
Subsidiary companies							
Admarch Limited	Hong Kong	100	–	100	2	HK$ 10	Property investment
Admarch Property Management Company, Limited	Hong Kong	100	–	100	2	HK$ 1	Property management
Borgia Limited	Hong Kong	100	–	100	2	HK$ 10	Property investment
Broadway Centre Property Management Company Limited	Hong Kong	100	–	100	2	HK$ 1	Property management
CITIC Pacific (Yangzhou) Properties Co., Ltd.	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Property development
Famous Land Limited	Hong Kong	100	–	100	2	HK$ 1	Property investment
Glenridge Company Limited	Hong Kong	100	–	100	2	HK$ 10	Property investment
Hang Luen Chong Investment Company, Limited	Hong Kong	100	–	100	80,000	HK$ 100	Property investment
Hang Luen Chong Property Management Company, Limited	Hong Kong	100	–	100	2	HK$ 1	Property management
Hang Wah Chong Investment Company Limited	Hong Kong	100	–	100	50,000	HK$ 100	Property investment
Lindenford Limited	Hong Kong	100	–	100	2	HK$ 10	Property investment
Linking Wisdom Ltd.	British Virgin Islands	100	–	100	1	US$1	Property development
Neostar Investment Limited	Hong Kong	100	–	100	2	HK$ 1	Property investment
Pacific Grace Limited	Hong Kong	100	–	100	2	HK$ 1	Property investment
Shanghai Super Property Co., Ltd.	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Property investment and management
Tendo Limited	Hong Kong	100	–	100	2	HK$ 10	Property investment

name	place of incorporation/ principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
上海中信泰富廣場有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Property investment and management
上海老西門新苑置業有限公司	People's Republic of China Sino-foreign co-operative joint venture*	100	–	100	N/A	N/A	Property development
上海珠街閣房地產開發有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	71.59	28.41	N/A	N/A	Property development
上海利通置業有限公司	People's Republic of China Sino-foreign equity joint venture*	90	85	5	N/A	N/A	Property development
中信泰富(上海)物業管理有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Property management
中信泰富萬寧發展有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Property development
中信泰富萬寧(聯合)開發有限公司	People's Republic of China Limited liability company*	80	–	80	N/A	N/A	Property development
江陰興澄置業有限公司	People's Republic of China Sino-foreign equity joint venture*	56	–	56	N/A	N/A	Property development
無錫太湖景發展有限公司	People's Republic of China Sino-foreign equity joint venture*	70	–	70	N/A	N/A	Sports related services
無錫太湖苑置業有限公司	People's Republic of China Sino-foreign equity joint venture*	70	–	70	N/A	N/A	Property investment and development
無錫太湖美生態環保有限公司	People's Republic of China Sino-foreign equity joint venture*	70	–	70	N/A	N/A	Environmental protection
萬寧中意發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
萬寧中榮發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development

name	place of incorporation/ principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	subsidiary %	particulars of issued shares† no. of shares	par value	principal activities
萬寧中宏發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
萬寧仁和發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
萬寧仁信發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
萬寧百納發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
萬寧金信發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
萬寧金誠發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
萬寧創遠發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
寧波信富置業有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.29	–	99.29	N/A	N/A	Property development
Jointly controlled entities							
上海瑞明置業有限公司	People's Republic of China Sino-foreign equity joint venture*	50	50	–	–	–	Property development
上海瑞博置業有限公司	People's Republic of China Sino-foreign equity joint venture*	50	50	–	–	–	Property development
中船置業有限公司	People's Republic of China Sino-foreign equity joint venture*	50	50	–	–	–	Property development
Associated companies							
CITIC Tower Property Management Company Limited	Hong Kong	40	–	40	–	–	Property management
Goldon Investment Limited	Hong Kong	40	–	40	–	–	Property investment

name	place of incorporation/ principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	subsidiary %	particulars of issued shares[†] no. of shares	par value	principal activities
Hong Kong Resort Company Limited[‡]	Hong Kong	50	–	50	–	–	Property development
Kido Profits Limited	British Virgin Islands/ Hong Kong	15	–	15	–	–	Property development
Shinta Limited[‡]	Hong Kong	20	–	20	–	–	Property investment
Infrastructure							
Aviation							
Jointly controlled entities							
Air China Cargo Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	25	–	25	–	–	Operation of international and domestic air-cargo services and related ground services
Associated companies							
Cathay Pacific Airways Limited	Hong Kong	17.46	1.82	15.64	–	–	Airlines and related services
Swire Aviation Limited	Hong Kong	33.3	–	33.3	–	–	Investment in Hong Kong Air Cargo Terminals Limited with 10% effective interest
Power Generation							
Jointly controlled entities							
Huaibei Guoan Power Company Ltd.	People's Republic of China Sino-foreign equity joint venture*	12.5	–	12.5	–	–	Building, possession and operation of power plant and sale of electricity
Inner Mongolia Electric Power (Holdings) Company Limited (Formerly known as Inner Mongolia Fengtai Electric Power Generation Company Limited)	People's Republic of China Sino-foreign equity joint venture*	35	–	35	–	–	Coal-fired power station operation and management
Jiangsu Ligang Electric Power Company Limited	People's Republic of China Sino-foreign equity joint venture*	56.31	–	56.31	–	–	Electric power plant construction and operation

name	place of incorporation/ principal place of operation kind of legal entity[*]	attributable to the group %	interest in equity shares held by company %	subsidiary %	particulars of issued shares[†] no. of shares	par value	principal activities
Jiangyin Ligang Electric Power Generation Company Limited	People's Republic of China Foreign investment stock company[*]	54.31	-	54.31	1,170,000,000	RMB1	Electric power plant construction and operation
Kaifeng Xinli Power Generation Co., Ltd.[‡]	People's Republic of China Sino-foreign equity joint venture[*]	50	-	50	-	-	Coal-fired power station operation
Sunburst Energy Development Co., Ltd.	People's Republic of China Sino-foreign equity joint venture[*]	65	-	65	-	-	Investment holding
Widewin Investments Limited[‡]	British Virgin Islands	37.5	-	37.5	-	-	Investment holding
Wuxi Taihu Lake Pumped Storage Power Co., Ltd.	People's Republic of China Sino-foreign equity joint venture[*]	70	-	70	-	-	Pumped storage hydraulic power plant construction
Zhengzhou Xinli Electric Power Co., Ltd.	People's Republic of China Sino-foreign equity joint venture[*]	50	-	50	-	-	Electric power plant construction and operation
江陰利電能源材料有限公司	People's Republic of China Sino-foreign equity joint venture[*]	54.31	-	54.31	-	-	Coal related businesses and provision of maintenance and technical services for electrical appliances
Associated companies							
North United Power Corporation	People's Republic of China Sino-foreign equity joint venture[*]	20	20	-	-	-	Investment holding and generation of electricity and heat and related businesses
Tunnels							
Subsidiary companies							
New Hong Kong Tunnel Company Limited	Hong Kong	70.8	-	70.8	75,000,000	HK$10	Tunnel operation
Jointly controlled entities							
Eastern Harbour Crossing Company Limited[‡]	Hong Kong	50	-	50	-	-	Tunnel operation

name	place of incorporation/ principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	subsidiary %	particulars of issued shares† no. of shares	par value	principal activities
Hong Kong Transport, Logistics and Management Company Limited	Hong Kong	35	-	35	-	-	Management, operation and maintenance of the Cross-Harbour Tunnel
Western Harbour Tunnel Company Limited‡	Hong Kong	35	-	35	-	-	Franchise to construct and operate the Western Harbour Crossing
Environmental							
jointly controlled entities							
Changzhou CGE Water Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	24.01	-	24.01	-	-	Production and supply of tap water
Ecoserve Limited	Hong Kong	50	-	50	-	-	Design, construction and operation of refuse transfer station
Bloom Country Limited	Hong Kong	50	-	50	-	-	Investment holding
Veolia Water (Kunming) Investment Limited	Hong Kong	25	-	25	-	-	Investment holding
Associated companies							
Enviropace Limited	Hong Kong	20	-	20	-	-	Design, construction, operation and management of chemical waste treatment plant
Green Valley Landfill, Limited	Hong Kong	30	-	30	-	-	Landfill construction and operation
South China Transfer Limited	Hong Kong	30	-	30	-	-	Design, construction and operation of transfer station
上海老港生活垃圾處置有限公司	People's Republic of China Sino-foreign equity joint venture*	30	-	30	-	-	Design, construction and operation of landfill

name	place of incorporation/ principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
Others							
Subsidiary companies							
CITIC Pacific Communications Limited	Bermuda	100	–	100	100,000	HK$1	Investment holding
廣州市泰富信通技術有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Provision of internet value added services
Jointly controlled entities							
CITIC Guoan Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	50	–	50	–	–	Investment holding
Associated companies							
Companhia de Telecomunicacoes de Macau S.A.R.L.	Macau	20	20	–	–	–	Telecommunications services
Listed Subsidiary Companies							
CITIC 1616 Holdings Limited (Listed in Hong Kong)$	Hong Kong	52.56	–	52.56	1,978,066,283	HK$0.10	Investment holding
Dah Chong Hong Holdings Limited (Listed in Hong Kong)$	Hong Kong	56.6	–	56.6	1,800,000,000	HK$0.15	Investment holding
Others							
Subsidiary companies							
CITIC Pacific China Holdings Limited	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Investment holding
CITIC Pacific Finance (2001) Limited	British Virgin Islands	100	100	–	1,000	US$ 1	Financing
CITIC Pacific Finance (2005) Limited	British Virgin Islands	100	100	–	1	US$ 1	Financing
Dah Chong Hong (Engineering) Limited	Hong Kong	100	–	100	951,000	HK$ 100	Engineering services
Idealand Investment Inc.	Republic of Panama	100	–	100	100	US$ 1	Financing

name	place of incorporation/ principal place of operation kind of legal entity[*]	attributable to the group %	interest in equity shares held by company %	subsidiary %	particulars of issued shares[†] no. of shares	par value	principal activities
Jointly controlled entities							
CITIC Capital Holdings Limited	Hong Kong	50	–	50	–	–	Investment holding
上海國睿生命科技有限公司	People's Republic of China Sino-foreign equity joint venture[*]	24.94	24.94	–	–	–	Research and development of tissue engineering products
Associated companies							
Cheer First Limited[‡]	Hong Kong	40	–	40	–	–	Financing
Jiangsu Wal-Mart Stores Co., Ltd.	People's Republic of China Wholly foreign-owned enterprise[*]	35	–	35	–	–	Hypermarket business
Treasure Trove Limited	Hong Kong	50	–	50	–	–	Financing
Wal-Mart East China Stores Co., Ltd.	People's Republic of China Wholly foreign-owned enterprise[*]	35	–	35	–	–	Hypermarket business

Note:

† Represented ordinary shares, unless otherwise stated.

‡ The above companies are the affiliated companies have been given to financial assistance and guarantees given for facilities granted by the Company and/ or its subsidiary company as at 31 December 2007.

§ Subsidiaries being separately listed on the main board of the Hong Kong Stock Exchange and including their respective group companies.

F. UNAUDITED INTERIM FINANCIAL REPORT

The information set out below is extracted from the interim report of CITIC Pacific for the six months ended 30 June 2008.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the six months ended 30 June – unaudited

	Note	2008 HK$ million	2007 HK$ million
Turnover	2	28,318	19,618
Cost of Sales		(22,942)	(13,973)
Distribution and Selling Expenses		(512)	(438)
Other Operating Expenses		(1,441)	(1,433)
Net Gain from Sale of Other Financial Assets		843	–
Change in Fair Value of Investment Properties		410	355
Profit from Consolidated Activities	3	4,676	4,129
Share of Results of			
Jointly Controlled Entities		641	652
Associated Companies		43	708
Finance Charges		(189)	(126)
Finance Income		272	119
Net Finance Income/(Charges)	4	83	(7)
Profit before Taxation		5,443	5,482
Taxation	5	(496)	(174)
Profit for the Period		4,947	5,308
Attributable to:			
Shareholders of the Company		4,377	4,968
Minority Interests		570	340
		4,947	5,308
Dividends			
Dividend Proposed	6	(658)	(1,325)
Earnings per Share for Profit attributable to Shareholders of the Company during the Period (HK$)	7		
Basic		1.99	2.25
Diluted		1.99	2.25
Dividend per Share (HK$)			
Interim		0.30	0.40
Special		–	0.20

CONSOLIDATED BALANCE SHEET

	Note	Unaudited 30 June 2008 HK$ million	As Restated 31 December 2007 HK$ million
Non-Current Assets			
Fixed Assets			
Property, plant and equipment		17,125	12,154
Investment properties		11,670	10,895
Properties under development		6,925	4,288
Leasehold land		1,718	1,641
		37,438	28,978
Jointly controlled entities		21,338	17,446
Associated companies		17,515	17,941
Other financial assets		4,045	7,502
Intangible assets		5,871	5,109
Deferred tax assets		91	100
Derivative financial instruments		225	150
Non-current deposits		7,641	5,723
		94,164	82,949
Current Assets			
Properties held for sale		430	440
Assets held for sale		192	1,127
Inventories		6,843	5,982
Debtors, accounts receivable, deposits and prepayments	*8*	11,895	8,292
Cash and bank deposits		10,695	8,045
		30,055	23,886
Current Liabilities			
Bank loans, other loans and overdrafts			
Secured		395	328
Unsecured		4,467	3,326
Creditors, accounts payable, deposits and accruals	*8*	12,376	10,727
Liabilities held for sale		–	2
Provision for taxation		674	590
		17,912	14,973
Net Current Assets		12,143	8,913
Total Assets Less Current Liabilities		106,307	91,862

	Unaudited 30 June 2008 *HK$ million*	As Restated 31 December 2007 *HK$ million*
Non-Current Liabilities		
Long term borrowings	37,044	25,000
Deferred tax liabilities	2,216	2,094
Derivative financial instruments	310	69
	39,570	27,163
Net Assets	66,737	64,699
EQUITY		
Share capital	878	885
Reserves	59,524	57,138
Proposed dividend	658	1,770
Equity attributable to Shareholders of the Company	61,060	59,793
Minority Interests	5,677	4,906
Total Equity	66,737	64,699

CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30 June – unaudited

	2008 *HK$ million*	2007 *HK$ million*
Cash Flows from Consolidated Activities		
Profit from Consolidated Activities after Net Finance Income/(Charges)	4,759	4,122
Net finance charges	49	40
Income from other financial assets	(93)	(29)
Depreciation and amortisation	508	576
Impairment losses	35	79
Net gain from sale of other financial assets	(843)	–
Provision for loan to associated companies	–	2
Loss on disposal of property, plant and equipment	6	55
Change in fair value of investment properties	(410)	(355)
Fair value gains on derivative financial instruments	(130)	(66)
Profit on disposal of interests in subsidiary companies	(170)	(1,928)
(Profit)/loss on disposal of jointly controlled entities and associated companies	(403)	135
Operating Profit before Working Capital Changes	3,308	2,631
Increase in inventories	(557)	(510)
Increase in debtors, accounts receivable, deposits and prepayments	(2,567)	(2,337)
Increase/(decrease) in creditors, accounts payable, deposits and accruals	1,507	(61)
Effect of foreign exchange rate changes	108	(28)
Cash from/(used in) Consolidated Activities	1,799	(305)
Interest received	202	119
Interest paid	(698)	(445)
Income taxes paid	(332)	(202)
Net Cash from/(used in) Consolidated Activities	971	(833)

	2008 *HK$ million*	2007 *HK$ million*
Cash Flows from Investing Activities		
Purchase of subsidiary companies	(38)	(2)
Purchase of additional interests in a subsidiary company	(2)	(244)
Purchase of property, plant and equipment	(5,036)	(348)
Purchase of properties under development	(1,743)	(369)
Purchase of leasehold land	(33)	(344)
Purchase of intangible assets	(597)	(386)
Investment in jointly controlled entities and associated companies	(2,507)	(1,281)
Increase in other financial assets	(393)	(663)
Increase in non-current deposits	(2,348)	–
Proceeds on disposal of property, plant and equipment	89	46
Proceeds on sale of other financial assets	1,786	–
Proceeds on disposal of jointly controlled entities	916	–
Proceeds on disposal of interests in subsidiary companies	526	1,884
Issue of a subsidiary's shares	–	461
(Increase)/decrease in loans to jointly controlled entities	(583)	540
Decrease in loans to associated companies	356	215
Dividend income from jointly controlled entities and associated companies	547	547
Income from other financial assets	79	29
Net Cash (used in)/from Investing Activities	(8,981)	85
Cash Flows from Financing Activities		
Repurchases of shares	(631)	–
Issues of shares pursuant to the Plan	8	258
New borrowings	16,829	5,438
Repayment of loans	(3,983)	(1,914)
Decrease in minority interests	(97)	(209)
Dividends paid	(1,757)	(2,429)
Net Cash from Financing Activities	10,369	1,144
Net Increase in Cash and Cash Equivalents	2,359	396
Cash and Cash Equivalents at 1 January	8,017	3,634
Effect of Foreign Exchange Rate Changes	264	45
Cash and Cash Equivalents at 30 June	10,640	4,075
Analysis of the Balances of Cash and Cash Equivalents		
Cash and bank deposits	10,695	4,135
Bank overdrafts	(55)	(60)
	10,640	4,075

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June – unaudited

	2008 *HK$ million*	2007 *HK$ million*
At 1 January		
Attributable to:		
Equity shareholders of the Company	59,793	46,510
Minority interests	4,906	1,499
Share of Reserves of Associated Companies		
Fair value gain on other financial assets	38	10
Loss on cash flow hedge of financial instruments	(17)	(3)
Retained profits	(26)	(22)
Share of capital redemption reserve	–	(11)
Share of capital reserve	10	36
Share of exchange translation differences	77	–
Share of Reserves of Jointly Controlled Entities		
Fair value gain on other financial assets	7	–
(Loss)/gain on cash flow hedge of financial instruments	(7)	2
Share of capital reserve	64	5
Share of exchange translation differences	50	15
Reserve Released on Disposal of Jointly Controlled Entities	(72)	–
Gain on Cash Flow Hedge of Financial Instruments	20	54
Fair Value (Loss)/Gain on Other Financial Assets	(1,444)	951
Transfer to Profit and Loss Account on Disposal of Other Financial Assets	(1,453)	–
Exchange Translation Differences	2,211	841
Net (Loss)/Income Recognised in Equity	(542)	1,878
Profit for the Period		
Attributable to:		
Equity shareholders of the Company	4,377	4,968
Minority interests	570	340
Total Recognised Income for the Period	4,405	7,186
Attributable to:		
Equity Shareholders of the Company	3,647	6,802
Minority Interests	758	384
	4,405	7,186
Dividend to Shareholders of the Company	(1,757)	(2,429)
Minority Interests	13	796
Repurchase of Shares	(631)	–
Share Options Exercised		
Premium received	8	252
Share capital issued	–	6
At 30 June	66,737	53,820

NOTES TO THE ACCOUNTS

1 SIGNIFICANT ACCOUNTING POLICIES

These condensed unaudited consolidated interim accounts ('the Accounts') are prepared in accordance with Hong Kong Accounting Standard ('HKAS') 34 'Interim Financial Reporting' issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounting policies used in preparation of the Accounts are consistent with those adopted in the annual accounts for the year ended 31 December 2007 and with the adoption of certain new or revised Hong Kong Financial Reporting Standards, ('HKFRS') and HKAS in 2008 among which the following will have below impact to the Group:

- HK(IFRIC)-Int 12 'Service Concession Arrangements'

In accordance with HK(IFRIC)-Int 12, the vehicular tunnel is regarded as a service concession arrangement. As such, the Group has recognised the vehicular tunnel as an intangible asset instead of property, plant and equipment under fixed assets with retrospective effect from 1 January 2007. The carrying amount as at 1 January 2007 of HK$1,102 million has also been restated.

The adoption of the above accounting standard has no effect on the Group's results reported for the period ended 30 June 2008.

2 TURNOVER AND SEGMENT INFORMATION

An analysis of the Group's turnover and profit from consolidated activities and share of results of jointly controlled entities and associated companies by business is as follows:

Six months ended 30 June 2008	Turnover *HK$ million*	Profit from consolidated activities *HK$ million*	Share of results of jointly controlled entities *HK$ million*	Share of results of associated companies *HK$ million*	Group total *HK$ million*	Segment allocations *HK$ million*	Segment profit *HK$ million*
By principal activities							
Special Steel	15,212	1,846	405	-	2,251	-	2,251
Property	901	477	(9)	(5)	463	46	509
Infrastructure	1,289	680	141	(65)	756	-	756
Listed Subsidiary Companies							
CITIC 1616	1,128	178	-	-	178	-	178
Dah Chong Hong	9,631	449	29	(29)	449	(46)	403
Others	157	919	75	(18)	976	-	976
Change in Fair Value of Investment Properties	-	410	-	160	570	-	570
Less: General and Administration Expenses	-	(283)	-	-	(283)	-	(283)
	28,318	4,676	641	43	5,360	-	5,360
Net Finance Income							83
Taxation							(496)
Profit for the Period							4,947

Six months ended 30 June 2007	Turnover	Profit from consolidated activities	Share of results of jointly controlled entities	Share of results of associated companies	Group total	Segment allocations	Segment profit
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
By principal activities							
Special Steel	8,737	1,274	227	-	1,501	-	1,501
Property	371	293	(11)	46	328	42	370
Infrastructure	595	113	260	569	942	-	942
Listed Subsidiary Companies							
CITIC 1616	2,831	2,039	-	-	2,039	-	2,039
Dah Chong Hong	7,062	272	22	2	296	(42)	254
Others	22	21	154	(25)	150	-	150
Change in Fair Value of Investment Properties	-	355	-	116	471	-	471
Less: General and Administration Expenses	-	(238)	-	-	(238)	-	(238)
	19,618	4,129	652	708	5,489	-	5,489
Net Finance Charges							(7)
Taxation							(174)
Profit for the Period							5,308

An analysis of the Group's turnover by geographical area is as follows:

	Six months ended 30 June 2008	2007
	HK$ million	HK$ million
By geographical area		
Hong Kong	6,052	6,326
Mainland China	21,177	12,410
Overseas	1,089	882
	28,318	19,618

3 PROFIT FROM CONSOLIDATED ACTIVITIES

The profit from consolidated activities is arrived at after crediting and charging:

	Six months ended 30 June	
		As restated
	2008	2007
	HK$ million	*HK$ million*
Crediting		
Dividend income from other financial assets	93	29
Profit on disposal of subsidiary company	170	1,928
Profit on disposal of jointly controlled entity	403	–
Charging		
Cost of inventories sold	20,738	12,803
Depreciation of property, plant and equipment	432	500
Amortisation of intangible assets	51	49
Amortisation of leasehold land	25	24
Impairment losses on other financial assets	21	1
Impairment losses on fixed assets	14	72

4 NET FINANCE (INCOME)/CHARGES

	Six months ended 30 June	
	2008	2007
	HK$ million	*HK$ million*
Finance charges		
Interest expenses	709	421
Amount capitalised	(388)	(262)
Fair value gains on derivative financial instruments	(130)	(66)
Exchange (gain)/loss	(30)	10
Other finance charges	28	23
	189	126
Finance income		
Interest income	(272)	(119)
	(83)	7

5 TAXATION

Hong Kong profits tax is calculated at 16.5% (2007: 17.5%) on the estimated assessable profit for the period. Overseas taxation is calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations. Details as follows:

	Six months ended 30 June	
	2008	**2007**
	HK$ million	*HK$ million*
Current taxation		
Hong Kong profits tax	114	104
Overseas taxation	367	207
Deferred taxation		
Changes in fair value of investment properties	76	55
Origination and reversal of other temporary differences	(29)	(15)
Effect on tax rate change	(32)	(177)
	496	174

6 DIVIDENDS

	Six months ended 30 June	
	2008	**2007**
	HK$ million	*HK$ million*
2007 Final dividend paid: HK$0.80 (2006: HK$0.80) per share	1,757	1,767
2007 Special dividend paid: Nil (2006: HK$0.30) per share	–	662
	1,757	2,429
2008 Interim dividend proposed: HK$0.30 (2007: HK$0.40) per share	658	883
2008 Special dividend proposed: Nil (2007: HK$0.20) per share	–	442
	658	1,325

7 EARNINGS PER SHARE

The calculation of earnings per share is based on profit attributable to shareholders of HK$4,377 million (2007: HK$4,968 million).

The basic earnings per share is based on the weighted average number of 2,198,430,092 shares in issue during the period (2007: 2,203,437,210 shares in issue). The diluted earnings per share is based on 2,203,728,977 shares (2007: 2,208,527,391 shares) which is the weighted average number of shares in issue during the period plus the weighted average number of 5,298,885 shares (2007: 5,090,181 shares) deemed to be issued at no consideration if all outstanding options had been exercised.

8.1 DEBTORS, ACCOUNTS RECEIVABLE, DEPOSITS AND PREPAYMENTS

	30 June 2008 HK$ million	31 December 2007 HK$ million
Trade debtors and bills receivable		
Within 1 year	5,811	4,248
Over 1 year	54	42
	5,865	4,290
Accounts receivable, deposits and prepayments	6,030	4,002
	11,895	8,292

Note:

i) Trade debtors are net of provision and the ageing is classified based on invoice date.

ii) Each business unit has a defined credit policy appropriate to its circumstances.

iii) The carrying amounts of debtors, accounts receivable, deposits and prepayments approximate their fair value.

iv) Accounts receivable, deposits and prepayments include derivative financial assets of HK$580 million (2007: HK$251 million), amounts due from jointly controlled entities of HK$143 million (2007: HK$138 million), which are unsecured, interest free and recoverable on demand, except for an amount of HK$5 million (2007: HK$1 million) which is interest bearing, and amounts due from associated companies of HK$200 million (2007: HK$90 million) which are unsecured, interest free and recoverable on demand.

8.2 CREDITORS, ACCOUNTS PAYABLE, DEPOSITS AND ACCRUALS

	30 June 2008 HK$ million	31 December 2007 HK$ million
Trade creditors and bills payable		
Within 1 year	4,803	4,532
Over 1 year	587	329
	5,390	4,861
Accounts payable, deposits and accruals	6,986	5,866
	12,376	10,727

Note:

i) Accounts payable, deposits and accruals included derivative financial liabilities of HK$29 million (2007: HK$66 million).

ii) The carrying amounts of creditors, accounts payable, deposits and accruals approximate their fair value.

G. MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

Liquidity and Financial Resources

Group Debt and Liquidity

The financial position of the Group as at 30 June 2008, as compared to 31 December 2007 and 30 June 2007, is summarised as follows:

	30 June 2008 *HK$ million*	31 December 2007 *HK$ million*	30 June 2007 *HK$ million*
Total debt	41,906	28,654	21,975
Cash and bank deposits	10,695	8,045	4,135
Net debt	31,211	20,609	17,840

Total debt increased mainly due to capital expenditure and new investments relating to the Group's core businesses in the first half of 2008.

The denomination of the Group's borrowings as well as cash and deposit balances by currency as at 30 June 2008 is summarised as follows:

			denomination			
HK$ million equivalent	**HK$**	**US$**	**RMB**	**Yen**	**other**	**total**
Total debt in original currency	9,411	23,955	7,198	1,231	111	41,906
Total debt after hedging	16,806	16,982	7,198	809	111	41,906
Cash and bank deposits	1,357	3,042	5,539	135	622	10,695
Net debt/(cash) after hedging	15,449	13,940	1,659	674	(511)	31,211

Leverage

Net debt divided by total capital was 34% as at 30 June 2008 compared with 26% at the end of 2007.


HK$
billion
100
80
60
40
20
12%
25%
32%
24%
26%
34%
03
04
05
06
07
6/08
Total Capital
Net Debt/Total Capital %
Net Debt

Maturity Profile of Outstanding Debt

The Group actively manages its debt portfolio and aims to extend the debt maturity profile such that the maturing debt each year will not exceed the anticipated cash flow and the Group's ability to refinance the debt in that year. As at 30 June 2008, outstanding loans that will mature as at the end of 2008 amounted to HK$2.0 billion, against a cash and deposits balance totalling HK$10.7 billion. Weighted average life of the Group's debt was 5.8 years (31 December 2007: 6.0 years).

	2008	2009	2010	2011	2012	2013 and beyond	Total	Per-centage
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	
Parent Company	3	2,966[1]	2,917	5,174[2]	7,550	11,596[3]	30,206	72%
Subsidiaries	2,044	1,314	2,393	3,592	543	1,814	11,700	28%
Total Maturing Debt	2,047	4,280	5,310	8,766	8,093	13,410	41,906	100%

1. Includes a US$270 million short term bridging loan in connection with the Iron Ore Mining project which will be replaced by long term project loan.

2. Includes a US$450 million global bond due in 2011 which was issued by a wholly owned special purposes vehicle.

3. Includes a JPY8.1 billion floating rate note due in 2035 which was issued by a wholly owned special purposes vehicle.

Available Sources of Financing

In addition to the cash and deposits balance of HK$10.7 billion as at 30 June 2008, the Group had available loan and trade facilities totalling HK$21.8 billion and HK$2.9 billion respectively. Borrowings by source of financing as at 30 June 2008 are summarised as follows:

	Total facilities	Outstandings	Available facilities
	HK$ million	*HK$ million*	*HK$ million*
Committed Facilities			
Short Term Loan*	4,290	2,106	2,184
Term Loans	51,015	33,713	17,302
Global Bonds	3,510	3,510	0
Private Placement	422	422	0
Total Committed	59,237	39,751	19,486
Uncommitted Facilities			
Money Market Lines and Short Term Facilities	4,457	2,136	2,321
Trade Facilities	4,414	1,523	2,891

* *This is a USD short term bridging loan to support the funding requirement of the Iron Ore Mining project Phase II.*


Available Committed Facilities by Maturity
(Total HK$19.5 billion)
HK$ billion
1.0
2.7
3.5
12.3
08
09
10 to 12
13 and beyond
As at 30 June 2008


Available Facilities by Type
(Total HK$24.7 billion)
12%
9%
9%
70%
As at 30 June 2008
Long Term Loan
Short Term Loan
Money Market
Trade

In addition to the above facilities, the Company has established Cooperative Agreements with major banks in mainland China. Under these Cooperative Agreements, CITIC Pacific's projects in mainland China can apply for credit facilities subject to the banks' approval on project-by-project basis in accordance with banking regulations in the Mainland.

Set out on page I-1 is the information in relation to the indebtedness of the Group as at 31 October 2008.

Treasury Policy and Risk Management

General Policies

- Maintain a high degree of financial control and transparency
- Diversify funding sources
- Centralise financing and cash management activities
- Enhance risk management and ensure best utilisation of financial resources
- Employ limited or non-recourse financing when appropriate

Risk Management

The Group employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates. Derivative transactions are only used for interest rate and currency hedging purposes; speculative trading activity is prohibited. Counterparties' credit risks are carefully reviewed, and the Group only deals with financial institutions with investment grade credit ratings. The amount of counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

Foreign Currency Exposure

CITIC Pacific conducts business mainly in Hong Kong, mainland China and Australia, therefore it is subject to the market risk of foreign exchange rates in HK Dollar, US Dollar, Renminbi and Australian Dollar. To minimise currency exposure, non HK Dollar assets are usually financed in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Due to limitations in financial markets and regulatory constraints in mainland China, CITIC Pacific has an increasing exposure to the Renminbi. As at 30 June 2008, the Group had net RMB exposure of approximately HK$59 billion (31 December 2007: HK$46 billion) as investments in mainland China expand.

The functional currency for the Australian Iron Ore Mining project is deemed to be USD as future revenue and cash flow will be denominated in USD. As such, CITIC Pacific funded the Iron Ore Mining project development costs and the acquisition of vessels related to the mining operations by USD loans to match the future USD cash flows derived from these assets. A portion of the Iron Ore Mining project development costs as well as certain pre-completion expenditures required paying in non-USD currencies. Foreign exchange forward contracts and structured forward instruments are employed to hedge or minimise these currency exposures.

As at 30 June 2008, outstanding foreign exchange forward contracts and structured forward instruments amounted to HK$3.9 billion (31 December 2007: HK$3.5 billion).

In addition, foreign exchange forward contracts are employed to minimise currency exposure for the outstanding USD debts and a Yen bond. As at 30 June 2008, such contracts outstanding amounted to HK$7,913 million (31 December 2007: HK$5,853 million).

Foreign exchange forward contracts and structured forward instruments were also employed by the Group's trading subsidiaries to hedge currency fluctuations. As at 30 June 2008, such contracts outstanding amounted to HK$804 million (31 December 2007: HK$968 million).

There have been significant changes in CITIC Pacific's foreign exchange exposure since 30 June 2008. Subsequently, and with the intention of minimizing the currency exposure of the Australian iron ore mining project, the Group entered into a number of additional leveraged foreign exchange contracts. Under these leveraged foreign exchange contracts the maximum delivery amount of foreign currency, particularly AUDs, receivable by the Group is significantly greater than the Group's foreign currency requirement. To mitigate the loss this excess creates at current exchange rates, CITIC Pacific and CITIC Group have entered into a conditional Agreement including the issue of a Convertible Bond and Novation of some of the leveraged foreign exchange contracts. The remaining AUD leverage foreign exchange contracts match the AUD requirement of the Australian iron ore project, so CITIC Pacific intends to restructure them with a view to the contracts becoming eligible for hedge accounting.

In addition to the leverage foreign exchange contracts, the Group entered into dual currency target redemption forward contracts under which the maximum deliverable amount to the Group as at the Reference Date is AUD270.2 million or EUR149.2 million, deliverable in monthly instalments up to July 2010. The Group intends to terminate these dual currency target redemption forward contracts.

As for the RMB target redemption forward contracts, the maximum notional amount under such contracts as at the Reference Date is RMB5.7 billion. The amount payable in USD by CITIC Pacific under the remaining RMB target redemption forward contracts (which is the maximum actual exposure of the Group bearing in mind no physical delivery of RMB takes place) is calculated to be not more than USD42.3 million based on an exchange rate of USD : RMB6.83 as at the Reference Date and has a weighted average strike price of USD : RMB6.50. The RMB target redemption forward contracts will not be taken over by CITIC Group and the Group currently intends to retain the RMB target redemption forward contracts.

Further details of all foreign exchange contracts are set out in (i) CITIC Pacific's announcement dated 20 October 2008; (ii) the Announcement and (iii) pages 10–14, 20–21, 25–26 of the Circular.

Interest Rate Exposure

The Group aims to maintain a suitable mixture of fixed and floating rate borrowing in order to stabilise interest costs against rate fluctuations. The interest rate hedging ratio is determined after taking consideration of factors including general market trends, the Group's cash flow pattern and interest coverage ratio.

The Group uses interest rate swaps, forward rate agreements, interest rate option contracts and other instruments to hedge exposures or to modify the interest rate characteristics of its borrowings. As at 30 June 2008, CITIC Pacific had interest rate swap or swaption contracts with a notional amount of HK$29.1 billion, of which forward starting IRS contracts amounted to HK$16.7 billion.

The weighted average all-in cost of borrowing for the Group (including fees and hedging costs) for the six months ended 30 June 2008 was about 4.8%, compared with 5.4% for the same period last year.

Financing Activities

During the six months ended 30 June 2008, bilateral facilities totalling HK$4.0 billion were established or renewed at CITIC Pacific and subsidiary level. A 20-year US$1,343 million project finance loan was signed. In addition, a US$550 million bridge loan facility was established, which will be replaced by a long term project finance loan currently being arranged.

Segmental Information

The contributions made by major business segments in the first six months of 2008, compared with the same period of 2007, were:

	actual 6 months ended		Increase/
	30 June 2008	**30 June 2007**	**(decrease)**
	HK$ million	*HK$ million*	*HK$ million*
Special Steel	1,839	1,123	716
Property	453	446	7
Infrastructure	689	844	(155)
Listed Subsidiaries			
CITIC 1616	83	2,020	(1,937)
Dah Chong Hong	151	187	(36)
Fair Value change of Investment Properties	490	416	74
Net Gain from Sale of Listed Shares	843	–	843

Comparing the contribution for the six months ended 30 June 2007:

- **Special Steel:** Contribution increased by more than 60% due to the continuing good performance of the steel plants resulting from strong demand.

- **Property:** Property leasing recorded good growth during the period but this was partly offset by the operating expenses of the development projects.

- **Infrastructure:** Both Cathay Pacific and Power Generation suffered from the continuing high energy prices and incurred losses for the period. The decreased contribution from the aviation business was partially compensated by the profit on disposal of an interest in Air China Cargo. Contribution from tunnels in Hong Kong recorded a 15% growth.

- **CITIC 1616:** Excluding the HK$1.9 billion profit in connection with the spin off of CITIC 1616 in 2007, contribution decreased by 10% due to the decreased shareholding following its separate listing. The profit of CITIC 1616 increased by 11% compared to the same period in 2007.

- **Dah Chong Hong:** The profit of Dah Chong Hong increased by 37% compared to the same period in 2007. Contribution decreased by 19% due to the 43% reduction in shareholding upon the spin off of Dah Chong Hong in the second half of 2007.

- **Fair Value change of Investment Properties:** The increase in fair value of investment properties as a result of a revaluation reflecting the current market conditions in both Hong Kong and mainland China.

- **Net Gain from Sale of Listed Shares:** The amount represents the net gain from the disposal of listed shares in 2008.

Contribution


HK$ million
5,000
4,000
3,000
2,000
1,000
1-6/07
1-6/08
Special Steel
Infrastructure
Dah Chong Hong
Net Gain from Sale of Listed Shares
Property
CITIC 1616
Fair Value change of Investment Properties

Pages 25 and 26 of the Interim Report contain business segment information relating to turnover and profit before net finance charges and taxation for consolidated activities, jointly controlled entities and associated companies.

Geographical Distribution

The division of contribution and assets among Hong Kong, mainland China and overseas is shown below based on the location of the base of each business's operations.


Contribution %
Assets at Book Value %
67
33
42
56
2
38
50
12
29
55
16
07
08
For the six months ended 30 June
07
as at 31 December
08
as at 30 June
Hong Kong
Mainland China
Overseas

Employees

As at the end of June 2008, the total number of employees at CITIC Pacific reached another new high of 25,177 (2007: 23,989) as the Group continued its development and investment in mainland China and Australia. Employees working in Hong Kong increased to 4,135 (2007: 3,932). Mainland China has the largest number of employees and it has increased steadily to 20,491 (2007: 19,720). The other 551 (2007: 337) are employed in subsidiaries in Japan, Singapore, Canada and Australia.

Employee Compensation

CITIC Pacific aims to attract, retain and motivate employees who have the relevant skills, knowledge and competencies to develop, support and sustain the continued success of the Group. Employee's cash remuneration typically comprises a base salary and variable compensation, mainly the form of a performance-linked discretionary bonus which is based on the Company's results and, the individual's performance as well as the unit's performance. Senior management of the Group receives a substantially higher portion of their cash remuneration in discretionary performance bonus, reflecting their contribution to the business and the Group's financial performance. The compensation strategy is to cultivate a pay-for-performance culture to incentivize and reward employee performance that will lead to a long-term enhancement of the overall caliber of the Group. The replacement of the Group's many forms of guaranteed and fixed bonuses with performance-based variable compensation has been implemented effectively by having the top-performers adequately rewarded and under-performers properly addressed.

On an annual basis, the Group reviews the cash compensation and benefit programs provided for its employees to ensure that the total compensation is internally equitable, externally competitive, as well as in support of the Group's business strategy. Towards this end, Group companies are largely in conformity with this policy.

The Remuneration Committee which comprises Independent Non-Executive Directors has been established to exercise the powers of the Board to determine and review the remuneration packages of individual executive directors and key executives, including salaries, bonuses, benefits in kind and the terms on which they participate in any share option or other plans considering factors such as salaries paid by comparable companies, time commitment and responsibilities of the directors and key executives, employment conditions elsewhere in the group and desirability of performance-based remuneration so as to align management incentives with shareholder interests.

Training & Development

CITIC Pacific is committed to providing a healthy organizational environment that is conducive to each individual's development. Employees are encouraged to

commit to continuous improvement by initiating their own learning and self-development plan with financial sponsorship by the Group. Seminars, courses by professional institutions and in-house training are also organized regularly to help employees improve job performance and prepare for future development. Where applicable, the Group arranges public institutions to conduct customized talks on specific subjects such as new legislative issues, work place safety and updates on new technology. With the ever growing cross-border business activities between Hong Kong and the mainland, the Group encourages and is actively promoting business integration, knowledge sharing and skills transfer between staff in the two territories.

CITIC Pacific fully supports investing in the training and development of our younger generation. The Group has implemented various management trainee and apprentice training programs. It also provides training opportunities to young school leavers and college students by participating in the Youth Pre-employment Training Programme held by the Labour Department and internship programmes of universities.

Share Option Plan Adopted by the Company

CITIC Pacific adopted the CITIC Pacific Share Incentive Plan 2000 ("the Plan") on 31 May 2000. The major terms of the Plan are as follows:

1. The purpose of the Plan is to promote the interests of CITIC Pacific and its shareholders by (i) providing the participants with additional incentives to continue and increase their efforts in achieving success in the business of CITIC Pacific, and (ii) attracting and retaining the best available personnel to participate in the on-going business operation of CITIC Pacific.

2. The participants of the Plan are any director, executive or employee of CITIC Pacific or its subsidiaries as invited by the Board.

3. The maximum number of Shares over which options may be granted under the Plan shall not exceed 10% of (i) the issued share capital of CITIC Pacific from time to time or (ii) the issued share capital of CITIC Pacific as at the date of adopting the Plan, whichever is the lower.

4. The total number of shares issued and to be issued upon exercise of the options granted to each participant (including both exercised and outstanding options) in any 12-month period must not exceed 1% of the shares of CITIC Pacific in issue.

5. The exercise period of any option granted under the Plan must not be more than ten years commencing on the date of grant.

6. The acceptance of an offer of the grant of the option must be made within 28 days from the date of grant with a nonrefundable payment of HK$1.00 from the grantee.

7. The exercise price determined by the Board will be at least the higher of (i) the closing price of CITIC Pacific's shares as stated in the daily quotations sheet of the Stock Exchange on the date of grant; (ii) the average closing price of CITIC Pacific's shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and (iii) the nominal value of CITIC Pacific's shares.

8. The Plan shall be valid and effective till 30 May 2010.

All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant.

Charges on the assets of the Group

As at 30 June 2008, assets of HK$525 million (31 December 2007: HK$423 million) were pledged to secure banking facilities, mainly related to Dah Chong Hong's overseas business and to a property subsidiary in mainland China. In addition, assets of the Iron Ore Mining project were pledged under the project finance arrangement.

Future Plans for material investments or capital assets and their expected sources of funding in the coming year

Capital Expenditure

In the first half of 2008, a total deposit of HK$1.5 billion was paid for the purchase of five vessels. The construction of the infrastructure for the Iron Ore Mining project in Australia is continuing and the acquisition of the second phase of the project has been completed in October 2008. The latest estimated capital expenditure for the first two phases is US$3.5 billion, of which approximately 75% has been committed. An additional amount of capital expenditure of approximately US$0.35 billion will be incurred in anticipation of the third phase of our project (for another one billion tonnes of magnetite resources). The Company is optimistic about the preliminary drilling results for the third phase. Exercise of options for the third to sixth phases of the project (each for one billion tonnes of magnetite resources totalling another four billion tonnes of iron ore on the same mine site) is dependent upon the reserves being proven.

The capital expenditure of special steel in the first half of 2008 mainly represented enhancement and construction of the production facilities at the Jiangyin Steel Plant.

The property development projects in mainland China, including the Shanghai Lu Jia Zui New Financial District Project, the Sichuanbeilu Station Project, Qingpu, Ningbo, Yangzhou, and Hainan Island are continuing.

Included in Infrastructure is the acquisition of a 30% interest in the Shangdong coal mine investment for HK$1.7 billion in the first half of 2008.

'Others' in 2008 includes investment in the listed shares of China Railway Construction. The Group also invested in the listed shares of Country Garden and China Molybdenum in 2007.

As at 30 June 2008, the Group's contracted capital commitments were approximately HK$27 billion, related mainly to Iron Ore Mining, PRC Property and Special Steel.

The order by the Group of a total of 17 ships will guarantee a secure transportation of raw materials for the ordinary course of the Group's special steel business and to secure transportation of coal for its power plants.

	6 months ended		Year ended 31 December
	30 June 2008	**30 June 2007**	**2007**
	HK$ million	*HK$ million*	*HK$ million*
Iron Ore Mining	3,858	329	6,844
Property	2,779	2,660	4,525
Special Steel	3,800	184	1,442
Infrastructure	2,346	31	71
Listed Subsidiaries			
CITIC 1616	57	29	62
Dah Chong Hong	189	96	323
Others	465	665	1,042

Gearing Ratio

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital (shareholders' funds plus net debt).

As disclosed in CITIC Pacific's 2008 interim report, the gearing ratio as at 30 June 2008 was 34%. The gearing ratio since 30 June 2008 is adversely affected as a result of losses incurred by the Group since then pursuant to the leveraged foreign exchange contracts.

Contingent Liabilities

Save as disclosed in the Circular, the Directors confirm that there has been no material change in the contingent liabilities of the Group since 31 December 2007. The details of the contingent liabilities of the Group as at 31 December 2007 is set out in Note 33 to CITIC Pacific's audited consolidated financial statements for the year ended 31 December 2007 on page I-60 of the Circular.

Material Acquisitions and Disposals of Subsidiaries and Associated Companies

Save for the announcements and circulars published by CITIC Pacific, there were no material acquisitions and disposals of subsidiaries and associated companies of CITIC Pacific during the period from 1 January 2008 to 30 June 2008.

A. UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES AND PROFIT AND LOSS ACCOUNT OF THE GROUP

The following is an illustrative and unaudited pro forma statement of assets and liabilities and profit and loss account of the Group, which has been prepared on the basis set out in the notes below for the purpose of illustrating the effect of the issue of the Convertible Bond, the Novation (collectively, the "Transactions") and the conversion of the Convertible Bond into 1,453,125,000 new Shares (the "Conversion") as if they had taken place on 30 June 2008 for the pro forma statement of assets and liabilities and on 1 January 2008 for the pro forma profit and loss account.

This unaudited pro forma financial information has been prepared based on the following scenarios:

(a) there is no legal transfer of the Novation Contracts from the Group to CITIC Group upon Completion; and

(b) the Novation Contracts are legally transferred from the Group to CITIC Group upon Completion.

This unaudited pro forma financial information has been prepared for illustrative purpose only and because of its hypothetical nature, it may not give a true picture of the financial results and financial positions of the Group had the Transactions and the Conversion been completed as at 1 January 2008, 30 June 2008 or any future dates.

(I) Assuming no legal transfer of the Novation Contracts upon Completion

(a) Unaudited pro forma statement of assets and liabilities of the Group

	Unaudited assets and liabilities of the Group as at 30 June 2008	Pro forma adjustments			Unaudited pro forma adjusted assets and liabilities of the Group before Conversion*	Pro forma adjustment*	Unaudited pro forma adjusted assets and liabilities of the Group after Conversion
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
		Note 2(a)	*Note 2(b)*	*Note 2(c)*		*Note 2(e)*	
Non-current assets							
Fixed assets							
Property, plant and equipment	17,125				17,125		17,125
Investment properties	11,670				11,670		11,670
Properties under development	6,925				6,925		6,925
Leasehold land	1,718				1,718		1,718
	37,438				37,438		37,438
Jointly controlled entities	21,338				21,338		21,338
Associated companies	17,515				17,515		17,515
Other financial assets	4,045				4,045		4,045
Intangible assets	5,871				5,871		5,871
Deferred tax assets	91				91		91
Derivative financial instruments	225				225		225
Non-current deposits	7,641				7,641		7,641
	94,164				94,164		94,164
Current assets							
Properties held for sale	430				430		430
Assets held for sale	192				192		192
Inventories	6,843				6,843		6,843
Debtors, accounts receivable, deposits and prepayments	11,895				11,895		11,895
Derivative financial instruments	–			11,340	11,340		11,340
Cash and bank deposits	10,695		2,495		13,190		13,190
	30,055				43,890		43,890

* *see note 2(f) below*

	Unaudited assets and liabilities of the Group as at 30 June 2008	Pro forma adjustments			Unaudited pro forma adjusted assets and liabilities of the Group before Conversion*	Pro forma adjustment*	Unaudited pro forma adjusted assets and liabilities of the Group after Conversion
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
		Note 2(a)	*Note 2(b)*	*Note 2(c)*		*Note 2(e)*	
Current liabilities							
Bank loans, other loans and overdrafts							
Secured	395				395		395
Unsecured	4,467				4,467		4,467
Convertible bond	–		11,625*		11,625*	(11,625)*	–
Creditors, accounts payable, deposits and accruals	12,376				12,376		12,376
Amount due to a shareholder	–		(9,130)	9,130	–		–
Derivative financial instruments	–	11,340			11,340		11,340
Provision for taxation	674				674		674
	17,912				40,877		29,252
Net current assets	12,143				3,013		14,638
Total assets less current liabilities	106,307				97,177		108,802
Non-current liabilities							
Long term borrowings	37,044				37,044		37,044
Deferred tax liabilities	2,216				2,216		2,216
Derivative financial instruments	310				310		310
	39,570				39,570		39,570
Net assets	66,737				57,607		69,232

* *see note 2(f) below*

(b) Unaudited pro forma profit and loss account of the Group

	Unaudited profit and loss account of the Group for the six months ended 30 June 2008	Pro forma adjustment	Unaudited pro forma adjusted profit and loss account of the Group
	HK$ million	*HK$ million*	*HK$ million*
		Note 3(a)	
Turnover	28,318		28,318
Cost of sales	(22,942)		(22,942)
Distribution and selling expenses	(512)		(512)
Other operating expenses	(1,441)		(1,441)
Net gain from sale of other financial assets	843		843
Fair value loss of derivative financial instruments	–	(11,340)	(11,340)
Change in fair value of investment properties	410		410
Profit/(loss) from consolidated activities	4,676		(6,664)
Share of results of			
Jointly controlled entities	641		641
Associated companies	43		43
Finance charges	(189)		(189)
Finance income	272		272
Net finance income	83		83
Profit/(loss) before taxation	5,443		(5,897)
Taxation	(496)		(496)
Profit/(loss) for the period	4,947		(6,393)
Attributable to:			
Shareholders of the Company	4,377	(11,340)	(6,963)
Minority interests	570		570
Profit/(loss) for the period	4,947		(6,393)

(II) Assuming the Novation Contracts are legally transferred upon Completion

(a) *Unaudited pro forma statement of assets and liabilities of the Group*

	Unaudited assets and liabilities of the Group as at 30 June 2008	Pro forma adjustments			Unaudited pro forma adjusted assets and liabilities of the Group before Conversion*	Pro forma adjustment*	Unaudited pro forma adjusted assets and liabilities of the Group after Conversion
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
		Note 2(a)	*Note 2(b)*	*Note 2(d)*		*Note 2(e)*	
Non-current assets							
Fixed assets							
Property, plant and equipment	17,125				17,125		17,125
Investment properties	11,670				11,670		11,670
Properties under development	6,925				6,925		6,925
Leasehold land	1,718				1,718		1,718
	37,438				37,438		37,438
Jointly controlled entities	21,338				21,338		21,338
Associated companies	17,515				17,515		17,515
Other financial assets	4,045				4,045		4,045
Intangible assets	5,871				5,871		5,871
Deferred tax assets	91				91		91
Derivative financial instruments	225				225		225
Non-current deposits	7,641				7,641		7,641
	94,164				94,164		94,164
Current assets							
Properties held for sale	430				430		430
Assets held for sale	192				192		192
Inventories	6,843				6,843		6,843
Debtors, accounts receivable, deposits and prepayments	11,895				11,895		11,895
Cash and bank deposits	10,695		2,495		13,190		13,190
	30,055				32,550		32,550

* *see note 2(f) below*

	Unaudited assets and liabilities of the Group as at 30 June 2008	Pro forma adjustments			Unaudited pro forma adjusted assets and liabilities of the Group before Conversion*	Pro forma adjustment*	Unaudited pro forma adjusted assets and liabilities of the Group after Conversion
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
		Note 2(a)	*Note 2(b)*	*Note 2(d)*		*Note 2(e)*	
Current liabilities							
Bank loans, other loans and overdrafts							
Secured	395				395		395
Unsecured	4,467				4,467		4,467
Convertible bond	–		11,625*		11,625*	(11,625)*	–
Creditors, accounts payable, deposits and accruals	12,376				12,376		12,376
Amount due to a shareholder	–		(9,130)	9,130	–		–
Derivative financial instruments	–	11,340		(11,340)	–		–
Provision for taxation	674				674		674
	17,912				29,537		17,912
Net current assets	12,143				3,013		14,638
Total assets less current liabilities	106,307				97,177		108,802
Non-current liabilities							
Long term borrowings	37,044				37,044		37,044
Deferred tax liabilities	2,216				2,216		2,216
Derivative financial instruments	310				310		310
	39,570				39,570		39,570
Net assets	66,737				57,607		69,232

* *see note 2(f) below*

(b) Unaudited pro forma profit and loss account of the Group

	Unaudited profit and loss account of the Group for the six months ended 30 June 2008 *HK$ million*	Pro forma adjustment *HK$ million* *Note 3(a)*	Unaudited pro forma adjusted profit and loss account of the Group *HK$ million*
Turnover	28,318		28,318
Cost of sales	(22,942)		(22,942)
Distribution and selling expenses	(512)		(512)
Other operating expenses	(1,441)		(1,441)
Net gain from sale of other financial assets	843		843
Fair value loss of derivative financial instruments	–	(11,340)	(11,340)
Change in fair value of investment properties	410		410
Profit/(loss) from consolidated activities	4,676		(6,664)
Share of results of			
Jointly controlled entities	641		641
Associated companies	43		43
Finance charges	(189)		(189)
Finance income	272		272
Net finance income	83		83
Profit/(loss) before taxation	5,443		(5,897)
Taxation	(496)		(496)
Profit/(loss) for the period	4,947		(6,393)
Attributable to:			
Shareholders of the Company	4,377	(11,340)	(6,963)
Minority interests	570		570
Profit/(loss) for the period	4,947		(6,393)

(c) Notes to unaudited pro forma financial information of the Group

1 The statement of assets and liabilities of the Group as at 30 June 2008 and the profit and loss account of the Group for the six months ended 30 June 2008 are extracted from the published interim report of the Company for the six months ended 30 June 2008.

2 For the purpose of the unaudited pro forma statement of assets and liabilities of the Group, the following pro forma adjustments have been made:

(a) Recognition of the Novation Contracts as derivative liabilities amounting to HK$11.34 billion, being the mark-to-market loss under the Novation Contracts as at the Reference Date. In addition to the mark-to-market loss of the Novation Contracts, as at the Reference Date, the Group has recorded a realised loss amounting to HK$760 million arising from settlement and termination of a certain portion of the Novation Contracts with the counterparts since the inception of these Novation Contracts. As this is not the subject of the Circular, such realised loss is not reflected in this pro forma financial information.

(b) Issue of the Convertible Bond to CITIC Group with an aggregate principal amount of HK$11.625 billion which is recognised as a current liability upon issue assuming the Whitewash Waiver is not granted by the Executive or is not approved by the Independent Shareholders and the Conversion would not have taken place on 30 June 2008 (see note 2(f) below for the case where such waiver and approval are obtained), and a corresponding decrease in amount due to CITIC Group by HK$9.13 billion arising from the transaction as mentioned in note 2(c) or (d) below, and an increase in cash and bank balances by HK$2,495 million, being the net balance to be received from CITIC Group.

(c) Recognition of derivative assets amounting to HK$11.34 billion, being the mark-to-market loss under the Novation Contracts which CITIC Group has agreed to assume, and the consideration payable by the Group amounting to HK$9.13 billion. The difference between the assets and the liabilities recognised would be credited against the Group's equity as part of the subscription price paid for the Shares to be issued as a result of the Convertible Bond.

(d) De-recognition of derivative liabilities amounting to HK$11.34 billion, being the mark-to-market loss under the Novation Contracts which are legally transferred to CITIC Group, and the consideration payable by the Group amounting to HK$9.13 billion. The difference between derecognised liabilities and the consideration payable would be credited against the Group's equity as part of the subscription price paid for the Shares to be issued as a result of the Convertible Bond.

(e) Issue of 1,453,125,000 Shares upon the Conversion in the situation that the Whitewash Waiver is not granted by the Executive or is not approved by the Independent Shareholders and the Convertible Bond is only converted into Shares subsequently. This results in an increase in equity by HK$11.625 billion and de-recognition of the Convertible Bond previously recognised as current liabilities in note 2(b) above.

(f) In the situation that the Whitewash Waiver is granted by the Executive and approved by the Independent Shareholders then the Convertible Bond of HK$11.625 billion is converted automatically into Shares upon issue and credited directly to equity without having to be initially recognised as a liability. Therefore the pro forma adjustment as set out in note 2(e) above is not required and the pro forma adjustment as set out in note 2(b) above is amended so that the issue of the Convertible Bond does not create a liability of HK$11.625 billion. Other adjustments remain unchanged.

3 For the purpose of preparing the unaudited pro forma profit and loss account of the Group, the following pro forma adjustment has been made:

(a) Recognition of the mark-to-market loss under the Novation Contracts as at the Reference Date.

Interest expense to be accrued on the Convertible Bond issued to CITIC Group has not been presented as a pro forma adjustment as the Directors consider that such amount would not be significant for the purpose of this pro forma profit and loss account.

4 The final amounts of the mark-to-market loss under the Novation Contracts, consideration payable by the Group for the Novation Contracts and net balance payable by the CITIC Group for the subscription of the Convertible Bond upon completion may be different from those amounts presented above.

5 Other than the Novation Contracts, as at the Reference Date, the Group has also entered into other leveraged foreign exchange contracts as mentioned elsewhere in the Circular. The above pro forma adjustments have not taken into account the impact on the financial position and results of the Group arising from those other leveraged foreign exchange contracts.

In addition, except as mentioned above, no adjustments has been made to reflect the impact of the other transactions of the Group entered into subsequent to 30 June 2008.

B. REPORT FROM THE REPORTING ACCOUNTANT

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

ACCOUNTANT'S REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION TO THE DIRECTORS OF CITIC PACIFIC LIMITED

We report on the unaudited pro forma financial information set out on pages II-1 to II-9 under the heading of "Unaudited Pro Forma Statement of Assets and Liabilities and Profit and Loss Account of the Group" (the "Unaudited Pro Forma Financial Information") in Appendix II of the circular dated 3 December 2008 (the "Circular") of CITIC Pacific Limited (the "Company"), in connection with the proposed convertible bond issue and disposal involving certain leveraged foreign exchange contracts of the Company to be assumed by CITIC Group (the "Transactions"). The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the Transactions might have affected the relevant financial information of the Company and its subsidiaries (hereinafter collectively referred to as the "Group"). The basis of preparation of the Unaudited Pro Forma Financial Information is set out on pages II-1 to II-9 of the Circular.

Respective Responsibilities of Directors of the Company and the Reporting Accountant

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information,

consisted primarily of comparing the unaudited assets and liabilities of the Group as at 30 June 2008 and unaudited profit and loss account of the Group for the six months ended 30 June 2008 with the unaudited interim financial report of the Company for the six months ended 30 June 2008, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

- the financial position of the Group as at 30 June 2008 or any future date, or
- the results of the Group for the six months ended 30 June 2008 or any future periods.

Opinion

In our opinion:

a) the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 3 December 2008

The following is the text of a letter, summary of values and valuation report, prepared for the purpose of incorporation in the Circular, received from Knight Frank Petty Limited, an independent qualified property valuer, in connection with its valuation as at 31 October 2008:

Knight Frank 萊坊

4/F, Shui On Centre
6-8 Harbour Road
Wanchai, Hong Kong
Tel: 2840 1177
Fax: 2840 0600

3 December 2008

The Directors
CITIC Pacific Limited
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

Dear Sirs

In accordance with your instructions for us to value various property interests held by CITIC Pacific Limited ("CITIC Pacific") or its subsidiaries (hereinafter together referred to as the "CITIC Pacific Group") and held by Dah Chong Hong Holdings Limited ("DCH") or its subsidiaries (hereinafter together referred to as the "DCH Group") in Hong Kong, Canada and Singapore, we confirm that we have carried out inspections, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market values of these property interests as at 31 October 2008 ("the date of valuation") for the purpose of inclusion in a public circular.

BASIS OF VALUATION

Our valuation is our opinion of the "Market Value" which we would define as intended to mean the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

The market value is the best price reasonably obtainable in the market by the seller and the most advantageous price reasonably obtainable in the market by the buyer. This estimate specifically excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangements, special

considerations or concessions granted by anyone associated with the sale, or any element of special value. The market value of a property was also estimated without regard to costs of sale or purchase, and without offset for any associated taxes.

VALUATION METHODOLOGIES

We have valued Property Nos 1 to 23 of Group 1 to Group 3 by reference to sales evidence as available on the market and where appropriate on the basis of capitalization of the net incomes shown on the documents handed to us by CITIC Pacific Group and DCH Group.

We have valued Property Nos 24 to 47 of Group 4 to Group 6 by using direct comparison approach whenever market comparable transactions are available and assumed sale of the properties with the benefit of vacant possession.

VALUATION ASSUMPTIONS

In addition to the basis of valuation as set out above, our valuation is subject to the following assumptions and limiting conditions.

Unexpired Government lease term

We have valued the property interests based on the unexpired term of their respective Government leases under which the property interests are held from the Government.

Inspection and Measurement

We have inspected the exterior and where possible, the interior of the properties valued. However, we have not carried out on-site measurement to verify the correctness of site areas and/or floor areas of the properties valued and assumed that the site areas and floor areas shown on the documents handed to us are correct.

Title Documents and Encumbrances

We have caused ownership search to be made at the Land Registry for the Hong Kong properties valued and have been provided with extracts of documents in respect of the title to the property interests in the overseas. We have not scrutinized the original documents to verify the ownership and encumbrances or to ascertain any amendment which may or may not appear on the copies handed to us. We have relied to a very considerable extent on the information given by the CITIC Pacific Group and DCH Group and assumed the information is correct.

No allowance has been made in our valuation for any compensation, charges, mortgages or amounts owing on the property interests valued nor for any expenses or taxation which might be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests valued were free from encumbrances, restrictions and outgoings of any onerous nature which could affect their market values.

Whilst we have taken every care to investigate the title to the property interests valued, including examination of the copies of land grants provided by CITIC Pacific Group and DCH Group and land registers obtained from the Land Registry for Hong Kong properties, we do not accept a liability for any interpretation which we have placed on such information, that is more properly the sphere of the legal advisors.

Structural and Site Condition

We have not been instructed to undertake any structural surveys or to test the services of the properties valued. Our valuation has therefore been undertaken on the basis that the properties valued were all in satisfactory repair and condition with services functioning satisfactorily and is free of rot, infestation or any other structural defects. For the development site, we have not carried out site investigation to determine the suitability of the ground conditions and the services etc. for any future development. Our valuation is based on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

Contamination

We have not been instructed to arrange for any investigation to be carried out to determine whether any deleterious or hazardous material has been used in the construction of the properties valued and therefore assumed in our valuation that none of the said material was contained in the properties. However, should it be established subsequently that contamination exists at the properties or on any neighbouring land, or that the properties have been or are being put to any contaminative use, we reserve the right to adjust the values reported herein.

Source of Information

We have relied to a very considerable extent on the information provided by CITIC Pacific and have accepted advice given to us by CITIC Pacific Group and DCH Group on such matters as statutory notices, easements, tenure, particulars of occupancies, incomes, proposed developments, planning permissions, site and floor areas and all other relevant matters. We have caused searches to be made at the Land Registry in Hong Kong for those Hong Kong properties. However, we have not scrutinised the original documents to verify ownership or to verify any amendments to the documents. All documents and leases have been used as reference only and all dimensions, measurements and areas are only approximations.

We have not verified the information provided to us by CITIC Pacific Group or DCH Group and have assumed that they are correct. We have no reason to doubt the truth and accuracy of the information provided to us and/or their legal advisor which is material to the valuation. We were also advised by CITIC Pacific Group or DCH Group that no material facts have been omitted from the information provided.

Currency and Conversion Factor

Unless otherwise stated, all monetary terms quoted in this report are in Hong Kong Dollars (HK$). Where appropriate, the exchange rates we have adopted are HK$1 to S$0.1916 and HK$1 to CAD$0.1582 which were the prevailing exchange rates as at the date of valuation.

Remarks

In preparing our valuation report, we have complied with "The HKIS Valuation Standards on Properties (First Edition 2005)" published by the Hong Kong Institute of Surveyors and all the requirements contained in the provision of Chapter 5 of the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited.

As advised by the CITIC Pacific Group and the DCH Group, the potential tax liability which would arise on the disposal of the property interests held by the Group mainly includes Hong Kong profit tax (16.5%), Singapore income tax (18%) and Canadian corporate tax (30.5%). We were further being advised that except for the properties held for disposal by the CITIC Pacific Group, it is unlikely that such tax liability will be crystallized in the recent future as both the CITIC Pacific Group and the DCH Group have no intention to dispose of or transfer the relevant property interests. According to our standard practice, in the course of our valuation, we have neither verified nor taken into account such tax liability.

For property interests in Canada and Singapore, our valuations are with regard to the valuation works performed by our overseas company or alliance.

We enclose herewith our summary of values and valuation report.

Yours faithfully
For and on behalf of
Knight Frank Petty Limited
Alex S L Ng
MRICS MHKIS RPS(GP)
Executive Director

Note: Alex S L Ng, MRICS, MHKIS, RPS(GP), has been a qualified valuer with Knight Frank Petty Limited since November 1995 and has 22 years' experience in the valuation of properties in Hong Kong and has been involved in the valuation of properties in the People's Republic of China and Asia Pacific regions since 1988.

SUMMARY OF VALUES

Group 1 – Properties held for investments in Hong Kong
Group 1A – Properties held for investments in Hong Kong by CITIC Pacific Group

	Property	Market value in existing state as at 31 October 2008	Interest attributable to the Group	Market value in existing state attributable to the Group as at 31 October 2008
1.	DCH Commercial Centre, 25 Westlands Road, Quarry Bay, Hong Kong	HK$1,980,000,000	100%	HK$1,980,000,000
2.	Honest Motors Building, 9-11 Leighton Road, Causeway Bay, Hong Kong	HK$218,000,000	100%	HK$218,000,000
3.	Shop B on Ground Floor, China Insurance Group Building, 141 Des Voeux Road Central, 73 Connaught Road Central and 61-65 Gilman Street, Central, Hong Kong	HK$65,000,000	100%	HK$65,000,000
4.	Apartments B on 10th, 15th, 16th and 17th Floors, Apartments C on 4th and 9th Floors, Car Parking Spaces Nos. 107, 137, 148 and 168 on 1st Floor and 253 and 265 on 2nd Floor, South Bay Towers, 59 South Bay Road, Island South, Hong Kong	HK$158,000,000	100%	HK$158,000,000
5.	Skyway House formerly known as Taikoktsui Centre (excluding a petrol filling station on the Ground Floor with an ancillary storage tank in part of the Basement and a storeroom on the 1st Floor), 3 Sham Mong Road, Taikoktsui, Kowloon, Hong Kong	HK$738,000,000	100%	HK$738,000,000

	Property	Market value in existing state as at 31 October 2008	Interest attributable to the Group	Market value in existing state attributable to the Group as at 31 October 2008
6.	Unit B on 13th Floor of 311 Nathan Road, Hong Kiu Mansion, 311-313 Nathan Road, Yaumatei, Kowloon, Hong Kong	HK$1,710,000	100%	HK$1,710,000
7.	Workshops B and C on 1st Floor and Workshops A, B and C on 2nd Floor, Tai Chi Factory Building, 25-29 Kok Cheung Street, Taikoktsui, Kowloon, Hong Kong	HK$25,900,000	100%	HK$25,900,000
8.	Broadway Centre, 93 Kwai Fuk Road, Kwai Chung, New Territories, Hong Kong	HK$376,000,000	100%	HK$376,000,000
9.	Block C of Yee Lim Industrial Centre, 2-28 Kwai Lok Street and 2-6 Kwai Hei Street, Kwai Chung, New Territories, Hong Kong	HK$317,000,000	100%	HK$317,000,000
10.	Wyler Centre 1, Basements 1 and 2 in Basement and Parking Spaces Nos. P50 and P51 on 2nd Floor of Wyler Centre 2, 192-210 Tai Lin Pai Road, Kwai Chung, New Territories, Hong Kong	HK$441,000,000	100%	HK$441,000,000

	Property	Market value in existing state as at 31 October 2008	Interest attributable to the Group	Market value in existing state attributable to the Group as at 31 October 2008
11.	Factory Units Nos. 1 and 2 on Ground Floor including the loading and unloading platform, stores, Lorry Parking Space No. 114 and Container Parking Spaces Nos. 112 and 113 on Ground Floor, Tsuen Wan Industrial Centre, 220-248 Texaco Road, Tsuen Wan, New Territories, Hong Kong	HK$80,000,000	100%	HK$80,000,000
12.	Commercial units and 272 car parking spaces in the Car Parks, Hang King Garden, 9 Wing Fong Road, Kwai Chung, New Territories, Hong Kong	HK$274,000,000	100%	HK$274,000,000
			Sub-total:	HK$4,674,610,000

Group 1B – Properties held for investments in Hong Kong by DCH Group

	Property	Market value in existing state as at 31 October 2008	Interest attributable to the Group	Market value in existing state attributable to the Group as at 31 October 2008
13.	Ground Floor of 115 Hennessy Road, Hip Sang Building, 107-115 Hennessy Road, Wanchai, Hong Kong	HK$20,300,000	100%	HK$20,300,000
14.	Ground Floor, 56 Percival Street, Causeway Bay, Hong Kong	HK$80,000,000	100%	HK$80,000,000
15.	Shop No. G7 on Ground Floor and Car Parking Spaces Nos LG123 and LG124 on Lower Ground Floor, Westlands Gardens, 1025-1037 King's Road and 2-10, 12A-12H Westlands Road, Quarry Bay, Hong Kong	HK$39,000,000	100%	HK$39,000,000
16.	Car Parking Space No 18 on Upper Ground Floor, Kar Man Court, 1-7 Kin Wah Street, North Point, Hong Kong	HK$250,000	100%	HK$250,000
17.	Ground and Mezzanine Floors, 67 Sai Yeung Choi Street South, Mongkok, Kowloon, Hong Kong	HK$85,000,000	100%	HK$85,000,000
18.	Ground Floor including its yard and Cockloft of 58 Sai Yeung Choi Street South and Shop 1 on Ground Floor, Cockloft and Flats A and B on 1st Floor of 60 Sai Yeung Choi Street South, Mongkok, Kowloon, Hong Kong	HK$158,000,000	100%	HK$158,000,000

	Property	Market value in existing state as at 31 October 2008	Interest attributable to the Group	Market value in existing state attributable to the Group as at 31 October 2008
19.	Ground, 2nd, 3rd, 4th and 5th Floors, Front Portion, 11 Mok Cheong Street, Tokwawan, Kowloon, Hong Kong	HK$6,900,000	100%	HK$6,900,000
20.	Shops Nos. 1 and 2 on Ground Floor, Siu Man Court, 7, 7A and 9 Fort Street, North Point, Hong Kong	HK$9,800,000	100%	HK$9,800,000
			Sub-total:	HK$399,250,000

Group 2 – Property held for development in Hong Kong by CITIC Pacific Group

	Property	Market value in existing state as at 31 October 2008	Interest attributable to the Group	Market value in existing state attributable to the Group as at 31 October 2008
21.	Lot Nos 392 and 393 in Demarcation District No 127, Kiu Tau Wai, Yuen Long, New Territories, Hong Kong	HK$41,000,000	100%	HK$41,000,000
			Sub-total:	HK$41,000,000

Group 3 – Properties held for disposal in Hong Kong by CITIC Pacific Group

	Property	Market value in existing state as at 31 October 2008	Interest attributable to the Group	Market value in existing state attributable to the Group as at 31 October 2008
22.	Grand Court, Nos 109 -135 Kadoorie Avenue, Homantin, Kowloon, Hong Kong	HK$950,000,000	100%	HK$950,000,000
23.	33 car parks within The Paragon, No 9 Shan Yin Road, Tai Po, New Territories, Hong Kong	HK$6,600,000	100%	HK$6,600,000
			Sub-total:	HK$956,600,000

Group 4 – Properties held as land bank in Hong Kong by CITIC Pacific Group

	Property	Market value in existing state as at 31 October 2008	Interest attributable to the Group	Market value in existing state attributable to the Group as at 31 October 2008
24.	The Remaining Portion of Section B of Lot No 661 in Demarcation District No 181, Pak Tin, Shatin, New Territories, Hong Kong	HK$3,300,000	56.5%	HK$1,864,500
25.	Lot No 1308RP, Lot No 1510RP, Lot Nos 1511, 1513, 1514, 1515, 1521, 1524, 3937 and 3938; all in Demarcation District No 124, San Sang San Tsuen, Yuen Long, New Territories, Hong Kong	HK$56,000,000	100%	HK$56,000,000
26.	Lot Nos 472B, 469 and 496 in Demarcation District No 131, Tsing Shan Tsuen, Tuen Mun, New Territories, Hong Kong	HK$9,000,000	100%	HK$9,000,000

	Property	Market value in existing state as at 31 October 2008	Interest attributable to the Group	Market value in existing state attributable to the Group as at 31 October 2008
27.	Lot Nos 129, 131, 132, 168, 180, 194, 211, 313, 370, 417, 433, 499, 507, 509, 565, 570, 580, 582, 635, 654, 668, 710, 711, 733, 742, 753, 757, 865, 902 and 908 in Demarcation District No 275 and Lot Nos 134, 141, 143, 145, 146, 149, 155, 159, 161, 479, 487, 499, 502, 516, 662, 696, 712, 722, 728, 739, 740, 744, 755, 763, 771, 775, 781, 784, 867, 890, 933, 984, 991, 1046, 1074, 1079, 1277, 1282, 1284, 1286, 1288, 1293, 1295, 1296 and 1298 in Demarcation District No 276, Sai Kung, New Territories, Hong Kong	HK$5,230,000	100%	HK$5,230,000
28.	Lot Nos 61, 63, 65, 67, 68, 70, 71, 74, 75, 77, 79, 80, 81, 82, 85, 87, 89, 91, 93, 94, 95, 96, 98, 99 and 100 in Demarcation District No 339, Chi Ma Wan, Lantau Island, New Territories, Hong Kong	HK$1,270,000	100%	HK$1,270,000
29.	Lot Nos 512 and 519 in Demarcation District No 36, Cheung Shue Tan, Tai Po, New Territories, Hong Kong	HK$1,050,000	100%	HK$1,050,000
30.	Lot Nos 2842A, 2846, 2851RP, 2852RP, 2943 in Demarcation District No 124, Yick Yuen Tsuen, Yuen Long, New Territories, Hong Kong	HK$16,800,000	60%	HK$10,080,000
31.	Lot Nos 1, 3RP, 7, 9, 13, 15, 16, 17, 19, 21, 30, 33, 41, 48, 53, 55, 59, 64, 66, 73, 75, 77RP, 79RP in Demarcation District No 338, Ngau Ku Wan, Lantau Island, New Territories, Hong Kong	HK$3,100,000	100%	HK$3,100,000

	Property	Market value in existing state as at 31 October 2008	Interest attributable to the Group	Market value in existing state attributable to the Group as at 31 October 2008
32.	Lot Nos 1478, 1522, 1530, 1538RP, 1548, 2273, 2351RP, 2379, 2380, 2396, 2444, 2449 and 2451 in Demarcation District No 316, Pui O, Lantau Island, New Territories, Hong Kong	HK$4,600,000	100%	HK$4,600,000
33.	The Remaining Portion of Lot No 552 in Demarcation District No 3, Mui Wo, Lantau Island, New Territories, Hong Kong	HK$1,910,000	100%	HK$1,910,000
34.	Lot Nos 213, 218, 221, 223, 229, 232, 237 and 240 in Demarcation District No 5, New Tung Chung Hang, Tung Chung, Lantau Island, New Territories, Hong Kong	HK$1,900,000	100%	HK$1,900,000
			Sub-total:	HK$96,004,500

Group 5 – Properties held for owner-occupation in Hong Kong

Group 5A – Properties held for owner-occupation in Hong Kong by CITIC Pacific Group

	Property	Market value in existing state as at 31 October 2008	Interest attributable to the Group	Market value in existing state attributable to the Group as at 31 October 2008
35.	DCH Building, 20 Kai Cheung Road, Kowloon Bay, Kowloon, Hong Kong	HK$1,330,000,000	100%	HK$1,330,000,000
36.	No 111 Lee Nam Road, Ap Lei Chau, Hong Kong	HK$528,000,000	100%	HK$528,000,000
			Sub-total:	HK$1,858,000,000

Group 5B – Properties held for owner-occupation in Hong Kong by DCH Group

	Property	Market value in existing state as at 31 October 2008	Interest attributable to the Group	Market value in existing state attributable to the Group as at 31 October 2008
37.	1st Floor, Front portion, 11 Mok Cheong Street, Tokwawan, Kowloon, Hong Kong	HK$660,000	100%	HK$660,000
38.	Shops Nos 1 and 2 on Ground Floor and External Wall of Ground Floor Premises, Landwide commercial Building, 118-120 Austin Road, Tsimshatsui, Kowloon, Hong Kong	HK$62,000,000	100%	HK$62,000,000
39.	Car Parking Spaces Nos 1 and 2 on basement, Hong Yuen Court, 1-5 Tak Shing Street, Jordan, Kowloon, Hong Kong	HK$900,000	100%	HK$900,000
40.	377 carparking Spaces (Car Parking Spaces Nos 8001 to 8125 on 8th Floor, Car Parking Spaces Nos 9001 to 9125 on 9th Floor and Car Parking Spaces Nos R001 to R127 on Roof), Commercial and Garage Block, Richland Gardens, 80 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong	HK$48,000,000	100%	HK$48,000,000
41.	Flats B, C, D, E and F on Ground Floor including the Forecourt, 152A-152D Prince Edward Road West and 222G-222H Fa Yuen Street, Mongkok, Kowloon, Hong Kong	HK$51,000,000	100%	HK$51,000,000

	Property	Market value in existing state as at 31 October 2008	Interest attributable to the Group	Market value in existing state attributable to the Group as at 31 October 2008
42.	Shop A-9 on Ground Floor, Kwai Chung Centre, 102 Kwai Hing Road, Kwai Chung, New Territories, Hong Kong	HK$6,600,000	100%	HK$6,600,000
43.	12th Floor, Union Park Centre, 771-775 Nathan Road, Mong Kok, Kowloon, Hong Kong	HK$15,000,000	100%	HK$15,000,000
			Sub-total:	HK$184,160,000

Group 5C – Property held for owner-occupation in Canada by DCH Group

	Property	Market value in existing state as at 31 October 2008	Interest attributable to the Group	Market value in existing state attributable to the Group as at 31 October 2008
44.	Richmond Acura Auto-Dealership Premises, 4211 No 3 Road, Richmond, British Columbia, Canada	HK$88,500,000	100%	HK$88,500,000
			Sub-total:	HK$88,500,000

Group 5D – Property held for owner-occupation in Singapore by DCH Group

	Property	Market value in existing state as at 31 October 2008	Interest attributable to the Group	Market value in existing state attributable to the Group as at 31 October 2008
45.	20 Tuas Avenue 2, Singapore 639451	HK$22,960,000	100%	HK$22,960,000

	Property	Market value in existing state as at 31 October 2008	Interest attributable to the Group	Market value in existing state attributable to the Group as at 31 October 2008
46.	259 Pandan Loop Singapore 128435	HK$8,610,000	100%	HK$8,610,000
			Sub-total:	HK$31,570,000

Group 6 – Property held as Sub-lessee for Occupation in Hong Kong by DCH Group

	Property	Market value in existing state as at 31 October 2008	Interest attributable to the Group	Market value in existing state attributable to the Group as at 31 October 2008
47.	Nos 67–73 Fuk Hi Street, Yuen Long Industrial Estate, Yuen Long, New Territories, Hong Kong	HK$91,000,000	100%	HK$91,000,000
			Sub-total:	HK$91,000,000
			Grand total:	HK$8,420,694,500

VALUATION REPORT

Group 1 – Properties held for investments in Hong Kong
Group 1A – Properties held for investments in Hong Kong by CITIC Pacific Group

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
1.	DCH Commercial Centre, 25 Westlands Road, Quarry Bay, Hong Kong Inland Lot No 8854	The property comprises a 32-storey (including a 3-level basement) commercial building erected on a site with a registered site area of approximately 32,280 sq ft. The building was completed in 1998. The total gross area of the property (excluding carparking spaces) is approximately 388,838 sq ft. In addition, there are 76 parking spaces for private car and loading/unloading area provided within the building. The property is held under Conditions of Exchange No 12463 for a term commencing on 5 June 1997 and expiring on 30 June 2047. The Government rent payable for the property is an amount equal to 3 percent of the rateable value for the time being of the property per annum.	With the exception of about 20,567 sq ft lettable area of office spaces which were vacant, the property was let under various tenancies with the latest one expiring in July 2013 at a total rent of approximately HK$7,655,000 per month exclusive of rates and management charges. The income arising from the carparks for the period January to October 2008 was approximately HK$1,861,000.	HK$1,980,000,000

Notes:

(1) The registered owner of the property was Pacific Grace Limited, which was a wholly-owned subsidiary of CITIC Pacific.

(2) According to Quarry Bay Outline Zoning Plan No S/H21/25 dated 25 July 2008, the property lay within an area zoned for "Commercial" use.

(3) The property was subject to a No-objection Letter vide memorial no UB8179676 dated 24 August 2000. Pursuant to the said No-objection Letter, the car parking restrictions stipulated in the special condition Nos. (24)(a) and (25) of Conditions of Exchange No. 12463 were released so that only 9 spaces for the loading and unloading of vehicles should be provided within the lot for the life-time of the existing building.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
2.	Honest Motors Building, 9-11 Leighton Road, Causeway Bay, Hong Kong Inland Lots Nos 5432 and 5431.	The property comprises a 24-storey (including a mezzanine floor) commercial building erected on a site with a registered site area of approximately 3,393 sq ft. The building was completed in about 1978 and was renovated in 1998. The total gross area of the property is approximately 48,101 sq ft excluding the flat roof and top roof. The property is held under two Government leases each for a term of 999 years from 20 June 1881. The Government rent payable for the property is HK$46 per annum.	With exception of about 2,953 sq ft floor area of office spaces which were vacant, the property was subject to various tenancies with the latest one expiring in August 2011 at a total rent of approximately HK$1,080,000 per month exclusive of rates and management charges.	HK$218,000,000

Notes:

(1) The registered owner of the property was Wise Guide Development Limited, which was a wholly-owned subsidiary of CITIC Pacific.

(2) According to Wan Chai Outline Zoning Plan No S/H5/25 dated 6 November 2007, the property lay within an area zoned for "Commercial/Residential" use.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
3.	Shop B on Ground Floor, China Insurance Group Building, 141 Des Voeux Road Central, 73 Connaught Road Central and 61-65 Gilman Street, Central, Hong Kong 2,090/44,680th shares of and in the Remaining Portion of Marine Lot No 395 and the Extension thereto.	The property comprises a shop unit on the Ground Floor of a 32-storey (including basement) commercial building completed in about 1967. The saleable area of the property is approximately 2,164 sq ft. The property is held under a Government lease and an Extension Letter each for a term of 999 years from 14 July 1903. The total Government rent payable for the lot and the Extension is HK$258 per annum.	The property was subject to a tenancy expiring on 9 May 2010 at a rent of HK$330,000 per month exclusive of rates and management fee.	HK$65,000,000

Notes:

(1) The registered owner of the property was Large Earnings Limited, which was a wholly-owned subsidiary of CITIC Pacific.

(2) According to Sai Yin Pun & Sheung Wan Outline Zoning Plan No S/H3/22 dated 15 July 2008, the property lay within an area zoned for "Commercial/Residential" use.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
4.	Apartments B on 10th, 15th, 16th and 17th Floors, Apartments C on 4th and 9th Floors, Car Parking Spaces Nos 107, 137, 148 and 168 on 1st Floor and 253 and 265 on 2nd Floor, South Bay Towers, 59 South Bay Road, Island South, Hong Kong 1,230/16,026th shares of and in Rural Building Lot No 1049.	The property comprises six apartments and six car parking spaces in a 31-storey (including ground floor) apartment building completed in about 1984. The total gross area of the property (excluding car parking spaces) is approximately 16,428 sq ft. The property is held under a Conditions of Sale for a term of 75 years from 4 September 1980 renewable for a further term of 75 years. The Government rent payable for the lot is HK$1,000 per annum.	The property was let to various tenancies with the latest one expiring in October 2010 at a total rent of HK$501,000 per month inclusive of rates and management charges.	HK$158,000,000

Notes:

(1) The registered owner of Apartment C on 4th Floor and Car Parking Space No 265 on 2nd Floor was Master Step Investment Limited; that of Apartment C on 9th Floor and Car Parking Space No 107 on 1st Floor was Fortune Day Investment Limited; that of Apartment B on 10th Floor and Car Parking Space No 137 on 1st Floor was Silver Rise Investment Limited; that of Apartment B on 15th Floor and Car Parking Space No 168 on 1st Floor was Super Guide Investment Limited; that of Apartment B on 16th Floor and Car Parking Space No 253 on 2nd Floor was Top Guide Investment Limited and that of Apartment B on 17th Floor and Car Parking Space No 148 on 1st Floor was Treasure Full Investment Limited. All the aforesaid companies were wholly-owned subsidiaries of CITIC Pacific.

(2) According to Shouson Hill & Repulse Bay Outline Zoning Plan No S/H17/10 dated 26 September 2008, the property lay within an area zoned for "Residential (Group B)" use.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
5.	Skyway House formerly known as Taikoktsui Centre (excluding a petrol filling station on the Ground Floor with an ancillary storage tank in part of the Basement and a storeroom on the 1st Floor), 3 Sham Mong Road, Taikoktsui, Kowloon, Hong Kong 2,604/2,700th shares of and in Kowloon Inland Lot No 9706 and the Extension thereto.	The property comprises the majority portion of a 15-storey (including basement) commercial building erected on a site with an area of approximately 28,739 sq ft. The property excludes the petrol filling station on the Ground Floor with ancillary storage tank in part of the Basement and a storeroom on the 1st Floor. The original building (being an industrial building), was completed in 1983 but was converted into a commercial building in 1999. The total gross area of the property (excluding the carparking spaces) is approximately 308,648 sq ft. In addition, there are 24 parking spaces for private cars, 11 parking spaces for lorry together with loading and unloading area provided on the Ground Floor and Basement of the building. The property is held under a Conditions of Regrant and a Conditions of Extension each for a term of 150 years from 13 April 1891. The Government rent payable for the lot and the Extension is HK$1,216 per annum.	With the exception of about 46,483 sq ft floor areas which were vacant, the property was subject to various tenancies with the latest tenancy expiring in August 2012 at a total rent of approximately HK$3,045,000 per month exclusive of rates and management fees. The income arising from the carparks for the period January to October 2008 was approximately HK$616,000.	HK$738,000,000

Notes:

(1) The registered owner of the property was Lindenford Limited, which was a wholly-owned subsidiary of CITIC Pacific.

(2) According to Mong Kok Outline Zoning Plan No S/K3/25 dated 25 July 2008, the property lay within an area zoned for "Other Specified Use (Business)" use.

(3) The property was subject to a Modification Letter vide memorial no UB7606318 dated 5 November 1998. The said Modification Letter allowed the change of use of the property from industrial use to non-industrial (excluding godown, hotel, serviced apartments, private residential and petrol filling station) purposes.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
6.	Unit B on 13th Floor of 311 Nathan Road, Hong Kiu Mansion, 311-313 Nathan Road, Yaumatei, Kowloon, Hong Kong 1/80th shares of and in the Remaining Portion of Kowloon Inland Lot No 1471.	The property comprises a residential unit on 13th floor of a 16-storey composite building completed in the 1960's. The gross area of the property is approximately 713 sq ft.. The property is held under a Government lease for a term of 75 years from 9 October 1917 renewed for a further term of 75 years. The total Government rent payable for the property is HK$1,800 per annum.	The property was vacant.	HK$1,710,000

Notes:

(1) The registered owner of the property was Might & Right Limited, which was a wholly-owned subsidiary of CITIC Pacific.

(2) According to Yau Ma Tei Outline Zoning Plan No S/K2/20 dated 6 May 2008, the property lay within an area zoned for "Commercial" use.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
7.	Workshops B and C on 1st Floor and Workshops A, B and C on 2nd Floor, Tai Chi Factory Building, 25-29 Kok Cheung Street, Taikoktsui, Kowloon, Hong Kong 22/155th shares of and in the Remaining Portion of Section K and the Remaining Portion of Subsection 2 of Section M of Kowloon Marine Lot No 28.	The property comprises two adjoining workshops on the 1st Floor together with the whole of the 2nd Floor of a 14-storey industrial building completed in 1971. The total gross area of the property is approximately 34,287 sq ft. The property is held under a Government lease for a term of 999 years from 5 August 1871. The total Government rent payable for Section K of Kowloon Marine Lot No 28 and Sub-section 2 of Section M of Kowloon Marine Lot No 28 is HK$78 per annum.	With exception of about 2,360 sq ft floor areas which were vacant, the property was let under various tenancies with the latest one expiring in September 2010 at a total rent of approximately HK$186,000 per month exclusive of rates and management charges.	HK$25,900,000

Notes:

(1) The registered owner of the property was Ray Bright Enterprises Limited, which was a wholly-owned subsidiary of CITIC Pacific.

(2) According to Mong Kok Outline Zoning Plan No S/K3/25 dated 25 July 2008, the property lay within an area zoned for "Residential (Group E)" use.

(3) The property was subject to an Order under S.6(1) of Sewage Tunnel Ord. (for portions & lots) for the proposed construction of sewage tunnel from Kwun Tong and Kwai Chung to Stonecutters Island vide memorial no UB6088663 dated 28 July 1994.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
8.	Broadway Centre, 93 Kwai Fuk Road, Kwai Chung, New Territories, Hong Kong Kwai Chung Town Lot No 435	The property comprises a 24-storey (there being no 4th, 14th and 24th Floors) godown building completed in 1997. The Ground to 3rd Floors of the building are designed for carpark and loading/unloading area, the 5th to 18th Floors are for warehouses and 19th to 26th Floors are for ancillary offices. The total gross area of the property (excluding the carparking spaces) is approximately 334,817 sq ft. In addition, there are 18 parking spaces for private car and 18 parking spaces for lorry provided within the development. The property is held under a New Grant for a term commencing on 23 August 1994 and expiring on 30 June 2047. The Government rent payable for the property is an amount equal to 3 percent of the rateable value for the time being of the property per annum.	The property was partly let to members of DCH Group with an area of approximately 168,700 sq ft and partly let to third parties under various tenancies with the latest one expiring in October 2010 at a total rent of approximately HK$1,700,000 per month exclusive of rates and management charges. The income arising from the carparks for the period January to October 2008 was approximately HK$767,000.	HK$376,000,000

Notes:

(1) The registered owner of the property was Neostar Investment Limited, which was a wholly-owned subsidiary of CITIC Pacific.

(2) According to Kwai Chung Outline Zoning Plan No S/KC/21 dated 29 June 2004, the property lay within an area zoned for "Industrial" use.

(3) The property was subject to a Notice under Section 19 of the Railways Ordinance vide memorial no TW1246396 dated 15 October 1998. Pursuant to the said Notice, the underground strata of the lot was resumed by the Government.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
9.	Block C of Yee Lim Industrial Centre, 2-28 Kwai Lok Street and 2-6 Kwai Hei Street, Kwai Chung, New Territories, Hong Kong 4,000/9,000th shares of and in Kwai Chung Town Lot No 333.	The property comprises a 17-storey godown building completed in 1981. The 1st to 7th Floors of the building are occupied for cold storage and the 8th to 16th Floors are used for dry storage. The gross areas of the property (excluding the car parking spaces) are approximately as follows: Ground Floor : 3,582 sq ft 1st to 7th Floors : 151,382 sq ft 8th to 16th Floors : 165,231 sq ft Total : 320,195 sq ft In addition, there are 18 private carparks, plus 15 lorry carparks and two container carparks with loading and unloading area provided on the Ground Floor. The property is held under a New Grant for a term of 99 years less the last three days from 1 July 1898 and is statutorily extended to 30 June 2047. The annual Government rent payable for the property is an amount equal to 3 percent of the rateable value for the time being of the property.	The property was let to a member of DCH Group as a godown at a monthly rent of HK$865,000.	HK$317,000,000

Notes:

(1) The registered owner of the property was Glenridge Company Limited, which was a wholly-owned subsidiary of CITIC Pacific.

(2) According to Kwai Chung Outline Zoning Plan No S/KC/21 dated 29 June 2004, the property lay within an area zoned for "Industrial" use.

(3) The property was subject to two Notices under Sections 19 and 21 of the Railways Ordinance vide memorial nos TW1246396 and TW1246397 respectively both dated 15 October 1998. Pursuant to the two said Notices, the underground strata of the lot was resumed by the Government.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
10.	Wyler Centre 1, Basements 1 and 2 in Basement and Parking Spaces Nos P50 and P51 on 2nd Floor of Wyler Centre 2, 192-210 Tai Lin Pai Road, Kwai Chung, New Territories, Hong Kong 5,779/11,152nd shares of and in the Remaining Portion of Kwai Chung Town Lot No 130 and the Extension thereto.	The property comprises a 12-storey industrial/warehouse building completed in 1976 and known as Wyler Centre 1. There are two parking spaces for container, 10 parking spaces for lorry and 16 parking spaces for private car/van provided on the Ground Floor of the building. The property also comprises two godown units in the basement and two parking spaces for private car/van in a 32-storey (including a basement) industrial/warehouse building known as Wyler Centre 2, which was completed in 1989. The gross areas of the property (excluding the parking spaces) in Wyler Centre 1 and Wyler Centre 2 are approximately as follows : Wyler Centre 1 : 373,596 sq ft Wyler Centre 2 : 19,892 sq ft Total : 393,488 sq ft In addition, there are 18 parking spaces for private car, 10 parking spaces for lorry and 1 parking space for container provided within the development. The property is held under a New Grant for a term of 99 years less the last three days from 1 July 1898 and is statutorily extended to 30 June 2047. The Government rent payable for the property is an amount equal to 3 percent of the rateable value for the time being of the property per annum.	With the exception of about 36,298 sq ft floor spaces which were vacant, the property was let under various tenancies with the latest one expiring in December 2011 at a total rent of approximately HK$2,540,000 per month exclusive of rates and management charges. The income arising from the carparks for the period January to October 2008 was approximately HK$492,000.	HK$441,000,000

Notes:

(1) The registered owner of the property was Famous Land Limited, which was a wholly-owned subsidiary of CITIC Pacific.

(2) According to Kwai Chung Outline Zoning Plan No S/KC/21 dated 29 June 2004, the property lay within an area zoned for "Other Specified Use (Business)" use.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
11.	Factory Units Nos 1 and 2 on Ground Floor including the loading and unloading platform, stores, Lorry Parking Space No 114 and Container Parking Spaces Nos 112 and 113 on Ground Floor, Tsuen Wan Industrial Centre, 220-248 Texaco Road, Tsuen Wan, New Territories, Hong Kong 18/414th shares of and in Tsuen Wan Town Lot No 24.	The property comprises the whole of the Ground Floor including the loading and unloading platform, three stores, two container parking spaces and a lorry parking space in a 26-storey industrial building completed in about 1981. The total gross area of the property is approximately 50,996 sq ft (including toilets and private loading and unloading areas). The property is held under a New Grant for a term of 99 years less the last three days from 1 July 1898 and is statutorily extended to 30 June 2047. The annual Government rent payable for the property is an amount equal to 3 percent of the rateable value for the time being of the property.	With exception of about 25,500 sq ft floor spaces which were vacant, the property was let to a member of the DCH Group with an area of approximately 25,500 sq ft at a monthly rent of approximately HK$204,000 exclusive of rates and management charges.	HK$80,000,000

Notes:

(1) The registered owner of the property was Hamborex Company Limited, which was a wholly-owned subsidiary of CITIC Pacific.

(2) According to Tsuen Wan Outline Zoning Plan No S/TW/25 dated 11 April 2008, the property lay within an area zoned for "Industrial" use.

(3) The property was subject to a No-objection Letter in favour of D.O.T.W and Cream Land Company Limited vide memorial no TW211617 dated 22 January 1981. Pursuant to the said No-objection Letter, portion of the ground floor of the property was permitted for banking purposes.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
12.	Commercial units and 272 car parking spaces in the Car Parks, Hang King Garden, 9 Wing Fong Road, Kwai Chung, New Territories, Hong Kong Situated within Kwai Chung Town Lot No 460.	The property comprises a 3-storey shopping arcade on Ground to 2nd Floors and 272 carparking spaces on the carpark floors from 3rd to 8th Floors of a composite development known as Hang King Garden and was completed in 1996. The total gross area of the property (excluding car parking spaces) is approximately 73,229 sq ft. In addition, there are total of 272 car parking spaces provided within the development. The property is held under a New Grant for a term commencing on 28 March 1994 and expiring on 30 June 2047. The Government rent payable for the property is an amount equal to 3 percent of the rateable value for the time being of the property per annum.	With exception of about 10,407 sq ft floor area which were vacant, the commercial units of the property were subject to various tenancies with the latest one expiring in October 2011 at a total rent of approximately HK$944,000 per month exclusive of rates and management charges. The income arising from the carparks for the period January to October 2008 was approximately HK$3,410,000.	HK$274,000,000

Notes:

(1) The registered owner of the property was Hang Luen Chong Investment Company Limited, which was a wholly-owned subsidiary of CITIC Pacific.

(2) According to Kwai Chung Outline Zoning Plan No S/KC/21 dated 29 June 2004, the property lay within an area zoned for "Residential (Group A)" use.

Group 1B – Properties held for investments in Hong Kong by DCH Group

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
13.	Ground Floor of 115 Hennessy Road, Hip Sang Building, 107-115 Hennessy Road, Wanchai, Hong Kong 6/45th shares of and in the Remaining Portion of Inland Lot No 3831.	The property comprises a shop unit on the Ground Floor of a 17-storey composite building completed in about 1969. The saleable area of the property is approximately 735 sq ft. The property is held under a Government lease for a term of 99 years from 25 May 1929 renewable for 99 years. The Government rent payable for the whole lot is HK$12 per annum.	The property was subject to a tenancy for a term of three years expiring in August 2011 at a rent of HK$76,000 per month exclusive of rates and management fees.	HK$20,300,000

Notes:

(1) The registered owner of the property was Dah Chong Hong, Limited, which was a wholly-owned subsidiary of DCH.

(2) According to Wan Chai Outline Zoning Plan No S/H5/25 dated 6 November 2007, the property lay within an area zoned for "Commercial/Residential" use.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
14.	Ground Floor, 56 Percival Street, Causeway Bay, Hong Kong 2/96th shares of and in the Remaining Portions of Sections A and C of Marine Lot No 365 and the Remaining Portion of Sub-section 1 of Section W of Inland Lot No 29.	The property comprises a shop unit on the Ground Floor of a 9-storey tenement building completed in about 1963. The saleable area of the property is approximately 866 sq ft plus a yard of 24 sq ft. The property is held under two Government leases each for a term of 982 years from 25 June 1860. The total Government rent payable for the subject lot sections is HK$62 per annum.	The property was subject to a tenancy for a term of three years expiring in May 2008 at a rental of HK$200,000 per month exclusive of rates and management charges with an option to renew for a further term of 2 years at the then market rent. As advised, the tenant has duly executed the said option to renew but the renewal rent was yet to be agreed.	HK$80,000,000

Notes:

(1) The registered owner of the property was Sand Grain Limited, which was a wholly-owned subsidiary of DCH.

(2) According to Causeway Bay Outline Zoning Plan No S/H6/14 dated 13 September 2005, the property lay within an area zoned for "Commercial/Residential" use.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
15.	Shop No G7 on Ground Floor and Car Parking Spaces Nos LG 123 and LG 124 on Lower Ground Floor, Westlands Gardens, 1025-1037 King's Road and 2-10, 12A-12H Westlands Road, Quarry Bay, Hong Kong 14/6,952nd shares of and in the Remaining Portion of Quarry Bay Inland Lot No 15.	The property comprises a shop unit on the Ground Floor and two covered car parking spaces on the Lower Ground Floor in a 2-storey commercial and car parking podium of a composite building completed in about 1975. The saleable area of the shop unit is approximately 1,370 sq ft. The property is held under a Government lease for a term of 999 years from 2 February 1882. The Government rent payable for the whole lot is HK$480 per annum.	The shop unit was subject to a tenancy for a term of two years expiring in February 2009 at a rent of HK$214,500 per month exclusive of rates and management fees. Carparking Space No LG123 was subject to a tenancy expiring in August 2009 at a rent of HK$1,650 per month whilst Carparking Space No LG124 was subject to a tenancy expiring in April 2009 at a rent of HK$1,450.	HK$39,000,000

Notes:

(1) The registered owner of the property was Dah Chong Hong, Limited, which was a wholly-owned subsidiary of DCH.

(2) According to Quarry Bay Outline Zoning Plan No S/H21/25 dated 25 July 2008, the property lay within an area zoned for "Residential (Group A)" use.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
16.	Car Parking Space No 18 on Upper Ground Floor, Kar Man Court, 1-7 Kin Wah Street, North Point, Hong Kong 1/713th share of and in the Remaining Portions of Subsections 1, 2, 3 and 4 of Section X of Inland Lot No 2366 and the Extension thereto.	The property comprises an open car parking space on the Ground level forecourt of a 23-storey residential building (erected over a 2-level car parking floors) completed in 1981. The property is held under a Conditions of Sale for a term of 75 years from 13 February 1922 and the lease term has been renewed for a further term of 75 years. The Government rent payable for the property is HK$504 per annum.	The property was subject to a licence expiring in January 2009 at a monthly licence fee of HK$1,300 inclusive of rates and management fee.	HK$250,000

Notes:

(1) The registered owner of the property was Dah Chong Hong, Limited, which was a wholly-owned subsidiary of DCH.

(2) According to North Point Outline Zoning Plan No S/H8/21 dated 27 July 2007, the property lay within an area zoned for "Residential (Group A)" use.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
17.	Ground and Mezzanine Floors, 67 Sai Yeung Choi Street South, Mongkok, Kowloon, Hong Kong 3/11th shares of and in the Remaining Portion of Subsection 2 of Section C and the Remaining Portion of Section A of Subsection 3 of Section C of Kowloon Inland Lot No 1259.	The property comprises a shop unit on the Ground Floor together with the Mezzanine Floor of a 9-storey composite building completed in about 1967. The saleable areas of the property are approximately as follows: Ground Floor : 765 sq ft Mezzanine Floor : 470 sq ft Total : 1,235 sq ft In addition, there is a yard with an area of approximately 73 sq ft The property is held under a Government lease for a term of 75 years from 18 February 1910 and the lease term has been renewed for a further term of 75 years. The Government rent payable for the property is HK$15,120 per annum.	The property was subject to a tenancy for a term of three years expiring in March 2010 at a rent of HK$310,000 per month exclusive of rates and management charges.	HK$85,000,000

Notes:

(1) The registered owner of the property was Sand Grain Limited, which was a wholly-owned subsidiary of DCH.

(2) According to Mong Kok Outline Zoning Plan No S/K3/25 dated 25 July 2008, the property lay within an area zoned for "Commercial" use.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
18.	Ground Floor including its yard and Cockloft of 58 Sai Yeung Choi Street South and Shop 1 on Ground Floor, Cockloft and Flats A and B on 1st Floor of 60 Sai Yeung Choi Street South, Mongkok, Kowloon, Hong Kong 2/8th shares of and in the Remaining Portion of Kowloon Inland Lot No 2191 and 12/50th shares of and in Kowloon Inland Lot No 2192.	The property comprises two shop units on the Ground Floor together with their appurtenant Cocklofts, a yard and a 1st Floor of two adjoining 6-storey composite buildings completed in about 1972. The saleable areas of the property are approximately as follows: Ground Floor : 782 sq ft Yard : 227 sq ft Cockloft : 976 sq ft 1st Floor : 788 sq ft Total : 2,773 sq ft The property is held under two Government leases each for a term of 75 years from 24 March 1923 and the lease term has been renewed for a further term of 75 years. The Government rent payable for the property is HK$170,576 per annum.	The property was subject to a tenancy for a term of three years expiring in March 2011 at a rent of HK$620,000 per month exclusive of rates and management charges.	HK$158,000,000

Notes:

(1) The registered owner of the property was Dah Chong Hong, Limited, which was a wholly-owned subsidiary of DCH.

(2) The property was subject to a Building Order No. INVO00009/K/05 under S.26A(1) of The Buildings Ordinance vide memorial no 05031701800113 dated 28 January 2005 regarding the structures on the canopy of the first floor whereby such order requiries reporting on the structural integrity and stability of the canopy of the 1st floor is required and remedial works are required in due course (Re: Canopy at First Floor of 60 Sai Yeung Choi Street South).

(3) According to Mong Kok Outline Zoning Plan No S/K3/25 dated 25 July 2008, the property lay within an area zoned for "Residential (Group A)" use.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
19.	Ground, 2nd, 3rd, 4th and 5th Floors, Front Portion, 11 Mok Cheong Street, Tokwawan, Kowloon, Hong Kong Portion of and in Kowloon Inland Lot No 7630.	The property comprises the Ground, 2nd, 3rd, 4th and 5th (Roof) Floors of a 5-storey industrial building erected on a site with a registered area of approximately 2,450 sq ft. The building was completed in 1958. The total saleable area of the property is approximately 6,065 sq ft plus flat roof 1,495 sq ft on 3rd Floor and roof 758 sq ft. The property is held under a Government lease for a term of 75 years from 17 March 1952 renewable for a further term of 75 years. The Government rent payable for the lot is HK$90 per annum.	Except for 5th Floor which was vacant, the property was let under various tenancies with the latest one expiring in March 2011 at a total rent of HK$52,400 per month mostly inclusive of rates and management charges.	HK$6,900,000

Notes:

(1) The registered owner of the property was Ixonia Limited, which was a wholly-owned subsidiary of DCH.

(2) According to Ma Tau Kok Outline Zoning Plan No S/K10/19 dated 18 January 2008, the property lay within an area zoned for "Comprehensive Development Area (3)" use.

(3) The property was subject to a Notice No. WC/SC06650/06/K-R05 issued by the Building Authority under Section 24C(1) of the Buildings Ordinance vide memorial no 08093000650040 dated 27 May 2008 in respect of the unauthorized structures on roof and flat roof at the front of the 3rd floor which are required by the notice to be demolished and rectified.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
20.	Shops Nos 1 and 2 on Ground Floor, Siu Man Court, 7, 7A and 9 Fort Street, North Point, Hong Kong 51/543rd shares of and in the Remaining Portions of Sections P and Q of Inland Lot No 2366 and the Extension thereto.	The property comprises two adjoining shop units on the Ground Floor of a 24-storey composite building completed in about 1983. The saleable area of the property was 1,814 sq ft plus a yard area of 476 sq ft. The property is held under Conditions of Sale for a term of 75 years from 13 February 1922 renewed for a further term of 75 years. The total Government rent for the subject lot sections and the Extension is HK$14,580 per annum.	The property was subject to a tenancy for a term of three years expiring in November 2008 at a rent of HK$32,000 per month exclusive of rates and management charges with an option to renew for a further term of three years at open market rent.	HK$9,800,000

Notes:

(1) The registered owner of the property was Tak Sing Chong Investment Company Limited, which was a wholly-owned subsidiary of DCH.

(2) According to North Point Outline Zoning Plan No S/H8/21 dated 27 July 2007, the property lay within an area zoned for "Commercial/Residential" use.

Group 2 – Property held for development in Hong Kong by CITIC Pacific Group

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
21.	Lot Nos 392 and 393 in Demarcation District No 127, Kiu Tau Wai, Yuen Long, New Territories, Hong Kong	The property comprises two adjoining vacant industrial lots with a total registered site area of approximately 46,500 sq ft. The property is held under two New Grants each for a term of 99 years less the last three days commencing from 1 July 1898 and has been statutorily extended to 30 June 2047. The annual Government rent payable for the property is an amount equal to 3 per cent. of the then rateable value of the property.	The property was vacant and demolition work was completed.	HK$41,000,000

Notes:

(1) The registered owner of the property was Linking Wisdom Ltd., a wholly-owned subsidiary of CITIC Pacific.

(2) According to Ping Shan Outline Zoning Plan No S/YL-PS/11 dated 1 February 2005, the property was situated within an area zoned for "Industrial" use.

(3) The salient conditions stipulated in the New Grants are, inter alia, as follows:–

(i)	User	:	Industrial
(ii)	Carpark Ratio	:	1 carparking space for each 10,000 sq ft of gross floor area or 1 carparking space for each 5,000 sq ft of the site area whichever rate provides the greater amount of such spaces.
(iii)	No of Storey	:	Not more than two storeys
(iv)	Height	:	Not exceed a height of 30 feet above the mean formation level

(4) In accordance with the planning application of Application No A/YL-PS/280 approved by Town Planning Board on 28 March 2008 for a proposed vehicle repair workshop (including minor relaxation of building height restriction), Town Planning Board has approved the development of a vehicle repair workshop of 3-storey building with a total gross floor area of approximately 10,798 sq m (116,230 sq ft) with stipulated number of ancillary carparking spaces and loading/unloading spaces. The aforesaid planning approval shall subject to conditions and satisfactions of the Directors of Planning and Fire Services or the Town Planning Board in respect of the implementation of landscaping proposal, provision of water supply for fire fighting and fire service installations. The permission shall cease to have effect on 8 March 2012 unless prior to the said date, either the development as permitted was commenced or the permission was renewed.

(5) As advised by CITIC Pacific Group, land exchange application in respect of the property was in progress and land premium offer was yet to be received from the Government. In addition, as advised by CITIC Pacific Group, commencement of development of the property is not expected before 2nd half 2009.

(6) The estimated completion value of the property, assuming developed in accordance with the existing lease conditions, will be approximately HK$160 million as at 31 October 2008, with an estimated construction cost at approximately HK$84 million and an estimated development period of 9 months.

Group 3 – Properties held for disposal in Hong Kong by CITIC Pacific Group

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
22.	Grand Court, Nos 109-135 Kadoorie Avenue, Homantin, Kowloon, Hong Kong Sub-Sections 1 and 2 and the Remaining Portion of Section D of Kowloon Inland Lot No 2657.	Grand Court is a 7-storey residential building erected on a site with a registered site area of approximately 5,559.55 sq m (59,843 sq ft). The building was completed in about 1955. The Ground Floor of the building comprises various parking spaces and the upper floors are planned for residential uses. The total gross area of the residential units (excluding car parking spaces) of the property is approximately 14,555.93 sq m (156,680 sq ft). The property is held under Conditions of Sale No UB3121 for a term of 75 years from 16 November 1931 renewable for 75 years. The annual Government rent for Kowloon Inland Lot No 2657 is HK$681,420.	With exception of about 24,010 sq ft which were vacant, the property was let under various tenancies with the latest one expiring in October 2010 yielding a total monthly rent of approximately HK$1,920,000 exclusive of rates, management fees and other outgoings. The total gross income generated from the car parking spaces from January 2008 to October 2008 was approximately HK$1,800,000.	HK$950,000,000 *(see Note (5))*

Notes:

(1) The registered owner of the property was Hang Wah Chong Investment Company Limited, a wholly-owned subsidiary of CITIC Pacific.

(2) The property was situated within an area zoned for "Residential (Group C)" uses under Ho Man Tin Outline Zoning Plan No S/K7/19 dated 18 January 2008.

(3) Pursuant to the Explanatory Statement of Ho Man Tin Outline Zoning Plan No S/K7/19 for Residential (Group C), the property was subject to inter alia, the following planning issues:

(i) No new development, or addition, alteration and/or modification to or redevelopment of an existing building shall result in a total development and/or redevelopment in excess of a maximum plot ratio of 0.6 and a maximum building height of 2 storeys, or the plot ratio and height of the existing building, whichever is the greater.

(ii) In determining the relevant maximum plot ratio for the purposes of paragraph (i), any floor space that is constructed or intended for use solely as car park, loading/unloading bay, plant room, caretaker's office and caretaker's quarters, or recreational facilities for the use and benefit of all the owners or occupiers of the domestic building or domestic part of the building, provided such uses and facilities are ancillary and directly related to the development or redevelopment, may be disregarded.

(iii) Based on the individual merits of a development or redevelopment proposal, minor relaxation of the building height restriction stated in paragraph (1) above may be considered by the Town Planning Board on application under section 16 of the Town Planning Ordinance.

(4) In accordance with the planning application of Application No A/K7/72 approved by the Town Planning Board on 15 July 2005 for a proposed minor relaxation of building height restriction (2 basement storeys), Town Planning Board has approved the development of a 7-storey (over 2-storey basement) residential building with a total gross floor area of approximately 14,230 sq m (153,172 sq ft) providing no more than 79 flats and with stipulated number of ancillary carparking spaces. The aforesaid planning approval shall subject to conditions and satisfactions of the Directors of Planning and Fire Services or the Town Planning Board in respect of landscape proposal, tree preservation and maintenance scheme, provision of emergency vehicular access, water supplies for firefighting and fire service installations and shall cease to have effect on 24 June 2009 unless prior to the said date, either the development as permitted was commenced or the permission was renewed.

(5) Our valuation is our opinion on the redevelopment value of the property as at 31 October 2008, which was greater than the existing use value. The basis of valuation for the redevelopment of the property was prepared with reference to the above planning restrictions (i.e. no new development/redevelopment should be in excess of a maximum plot ratio of 0.6 and a maximum building height of 2 storeys or the plot ratio and height of the existing building, whichever is the greater and the covenants stipulated in the Government lease) and the planning permission as stated in (4) above.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
23.	33 car parks within The Paragon, No 9 Shan Yin Road, Tai Po, New Territories, Hong Kong Portion of shares of and in Tai Po Town Lot No 136.	The property comprises 33 covered car parking spaces on the C1 and C2 Floors of a private residential development known as The Paragon. The Paragon consists of a total of eleven low to high-rise residential buildings with associated car parking facilities, clubhouse and recreational facilities. The property was completed in 1997. The property is held under New Grant No 12905 for a term from 23 August 1994 to 30 June 2047. The Government rent payable for the property is an amount equal to 3% of the then rateable value of the property.	Portion of the property was subject to various monthly licences and the total gross income generated from January to October 2008 was approximately HK$133,000.	HK$6,600,000

Notes:

(1) The registered owner of the property was Admarch Limited, a wholly-owned subsidiary of CITIC Pacific.

(2) The property comprises various car parks within The Paragon with details as follows:

Floor	Car Park No
C1	P1, P41, P73, P90
C2	P26, P33, P36, P37, P39, P40, P43, P44, P45, P47, P48, P50, P51, P52, P55, P56, P57, P58, P59, P60, P61, P62, P64, P66, P83, P84, P85, P94, P95

(3) According to Tai Po Outline Zoning Plan No S/TP/20 dated 21 December 2007, the property was situated within an area zoned "Residential (Group B)" use.

Group 4 – Properties held as land bank in Hong Kong by CITIC Pacific Group

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
24.	The Remaining Portion of Section B of Lot No 661 in Demarcation District No 181, Pak Tin, Shatin, New Territories, Hong Kong	The property comprises a piece of agricultural lot at on a slope at Pak Tin, Shatin. The property has a site area of approximately 55,036 sq ft. The property is held under New Grant No 4238.	The property was overgrown with vegetation. We are instructed to assess the property on vacant possession basis.	HK$3,300,000 (56.5% attributable interest to CITIC Pacific Group: HK$1,864,500)

Notes:

(1) The registered owner of the property was Wah Luen Fung Co. Ltd. in which CITIC Pacific has 56.5% attributable interest.

(2) No lease term, date of commencement and rent can be traced from Shatin Land Registry. We have assumed that the property, similar to other New Territories Leases, have the lease term been statutorily extended to 30 June 2047 with an amount equal to 3 per cent. of the then rateable value of the property be payable as the annual Government rent.

(3) According to Sha Tin Outline Zoning Plan No S/ST/23 dated 5 June 2007, the property lay within an area zoned "Green Belt" use.

(4) As advised by CITIC Pacific Group, they have no plan to develop the property as at the date of valuation.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
25.	Lot No 1308RP, Lot No 1510RP, Lot Nos 1511, 1513, 1514, 1515, 1521, 1524, 3937 and 3938; all in Demarcation District No 124, San Sang San Tsuen, Yuen Long, New Territories, Hong Kong	The property comprises 10 house and agricultural lots at San Sang San Tsuen, Yuen Long. The property has a total registered site area of approximately 342,677 sq ft including 2,614 sq ft house lots and 340,063 sq ft agricultural lots. Except Lot Nos 3937 and 3938 which are subject to New Grant No 7193, the remaining portion of the property is held under a Block Government Lease and all the lots are held for a term of 75 years from 1 July 1898 renewed for a further term of 24 years less the last 3 days and had been statutorily extended until 30 June 2047. The annual Government rent payable for the property is an amount equal to 3 per cent. of the then rateable value of the property.	Except portion of the property has been cleared and leveled, the property was overgrown with vegetation. We are instructed to assess the property on vacant possession basis.	HK$56,000,000

Notes:

(1) The registered owner of the property was Hang Tat Sing Investment Company Limited, a wholly-owned subsidiary of CITIC Pacific.

(2) According to Ha Tsuen Outline Zoning Plan No S/YL-HT/9 dated 25 January 2008 and Ping Shan Outline Zoning Plan No S/YL-PS/11 dated 1 February 2005, the property lay within an area zoned "Green Belt", "Conservation Area" and "Residential (Group D)" uses.

(3) As advised by CITIC Pacific Group, they have no plan to develop the property as at the date of valuation.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
26.	Lot Nos 472B, 469 and 496 in Demarcation District No 131, Tsing Shan Tsuen, Tuen Mun, New Territories, Hong Kong	The property comprises 1 house lot and 2 agricultural lots at Tsing Shan Tsuen, Tuen Mun. The property has a total site area of approximately 57,312 sq ft, including 1,556 sq ft house lot and 55,756 sq ft agricultural lots.	The property was overgrown with vegetation. We are instructed to assess the property on vacant possession basis.	HK$9,000,000

Notes:

(1) The registered owner of the property was Hang Tat Sing Investment Company Limited, a wholly-owned subsidiary of CITIC Pacific.

(2) No lease term, date of commencement and rent can be traced from Tuen Mun Land Registry. We have assumed that the property, similar to other New Territories Leases, have the lease term been statutorily extended to 30 June 2047 with an amount equal to 3 per cent. of the then rateable value of the property be payable as the annual Government rent.

(3) According to Tuen Mun Outline Zoning Plan No S/TM/24 dated 4 July 2008, the property lay within an area zoned "Green Belt" and "Government/Institution/Community" uses.

(4) As advised by CITIC Pacific Group, they have no plan to develop the property as at the date of valuation.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
27.	Lot Nos 129, 131, 132, 168, 180, 194, 211, 313, 370, 417, 433, 499, 507, 509, 565, 570, 580, 582, 635, 654, 668, 710, 711, 733, 742, 753, 757, 865, 902 and 908 in Demarcation District No 275 and Lot Nos 134, 141, 143, 145, 146, 149, 155, 159, 161, 479, 487, 499, 502, 516, 662, 696, 712, 722, 728, 739, 740, 744, 755, 763, 771, 775, 781, 784, 867, 890, 933, 984, 991, 1046, 1074, 1079, 1277, 1282, 1284, 1286, 1288, 1293, 1295, 1296 and 1298 in Demarcation District No 276, Sai Kung, New Territories, Hong Kong	The property comprises 2 building lots and 73 agricultural lots scattered at Tai Long, Ham Tin, Tai Wan Cheung Uk Wai and Lam Uk Wai, Sai Kung. The property has a total site area of approximately 85,377 sq ft, including 1,307 sq ft building lots and 84,070 sq ft agricultural lots. The property is held under two Block Government Leases each for a term of 75 years from 1 July 1898 renewed for a further term of 24 years less the last 3 days and was statutorily extended until 30 June 2047. The annual Government rent payable for the property is an amount equal to 3 per cent. of the then rateable value of the property.	Except lot nos. 180 and 194 which were with temporary structure erected on, the remaining portion of the property was overgrown with vegetation. We are instructed to assess the property on vacant possession basis.	HK$5,230,000

Notes:

(1) The registered owner of the property was Hang Tat Sing Investment Company Limited, a wholly-owned subsidiary of CITIC Pacific.

(2) According to Tai Long Wan Outline Zoning Plan No S/SK-TLW/5 dated 7 February 2006, portion of the property lay within an area zoned "Village Type Development" and "Conservation Area" uses.

(3) As advised by CITIC Pacific Group, they have no plan to develop the property as at the date of valuation.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
28.	Lot Nos 61, 63, 65, 67, 68, 70, 71, 74, 75, 77, 79, 80, 81, 82, 85, 87, 89, 91, 93, 94, 95, 96, 98, 99 and 100 in Demarcation District No 339, Chi Ma Wan, Lantau Island, New Territories, Hong Kong	The property comprises 25 agricultural lots at Chi Ma Wan, Lantau Island. The property has a total site area of approximately 37,462 sq ft. The property is held under a Block Government Lease for a term of 75 years from 1 July 1898 renewed for a further term of 24 years less the last three days and was statutorily extended until 30 June 2047. The annual Government rent payable for the property is an amount equal to 3 per cent. of the then rateable value of the property.	Except portion of the property has been cleared and leveled up, the remaining portion of the property was overgrown with vegetation. We are instructed to assess the property on vacant possession basis.	HK$1,270,000

Notes:

(1) The registered owner of the property was Hang Tat Sing Investment Company Limited, a wholly-owned subsidiary of CITIC Pacific.

(2) According to South Lantau Coast Outline Zoning Plan No. S/SLC/14 dated 1 February 2005, the property lay within an area zoned "Green Belt" use.

(3) As advised by CITIC Pacific Group, they have no plan to develop the property as at the date of valuation.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
29.	Lot Nos 512 and 519 in Demarcation District No 36, Cheung Shue Tan, Tai Po, New Territories, Hong Kong	The property comprises 2 house lots at Cheung Shue Tan, Tai Po. The property has a total site area of approximately 871 sq ft. The property is held under a Block Government Lease for a term of 75 years from 1 July 1898 renewed for a further term of 24 years less the last three days and has been statutorily extended until 30 June 2047. The annual Government rent payable for the property is an amount equal to 3 per cent. of the then rateable value of the property.	The property was an open area between neighbouring buildings. We are instructed to assess the property on vacant possession basis.	HK$1,050,000

Notes:

(1) The registered owner of the property was Hang Tat Sing Investment Company Limited, a wholly-owned subsidiary of CITIC Pacific.

(2) According to Tai Po Outline Zoning Plan No S/TP/20 dated 21 December 2007, the property lay within an area zoned "Village Type Development" use.

(3) As advised by CITIC Pacific Group, they have no plan to develop the property as at the date of valuation.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
30.	Lot Nos 2842A, 2846, 2851RP, 2852RP, 2943 in Demarcation District No 124, Yick Yuen Tsuen, Yuen Long, New Territories, Hong Kong	The property comprises 5 agricultural lots at Yick Yuen Tsuen, Yuen Long. The property has a total site area of approximately 50,794 sq ft. The property is held under a Block Government Lease for a term of 75 years from 1 July 1898 renewed for a further term of 24 years less the last three days and was statutorily extended until 30 June 2047. The annual Government rent payable for the property is an amount equal to 3 per cent. of the then rateable value of the property.	The property was a leveled site of concrete screeding and surrounded by metal fencing. We are instructed to assess the property on vacant possession basis.	HK$16,800,000 (60% attributable to CITIC Pacific Group: HK$10,080,000

Notes:

(1) The registered owner of the property was Ko Lok Investment Company Limited in which CITIC Pacific has 60% attributable interest.

(2) According to Lam Tei & Yick Yuen Outline Zoning Plan No S/TM-LTYY/6 dated 14 March 2006, the property lay within an area zoned "Government/Institution/Community" and "Residential (Group B)2" uses.

(3) As advised by CITIC Pacific Group, they have no plan to develop the property as at the date of valuation.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
31.	Lot Nos 1, 3RP, 7, 9, 13, 15, 16, 17, 19, 21, 30, 33, 41, 48, 53, 55, 59, 64, 66, 73, 75, 77RP, 79RP in Demarcation District No 338, Ngau Ku Wan, Lantau Island, New Territories, Hong Kong	The property comprises 23 agricultural lots at Ngau Ku Wan, Lantau Island. The property has a total site area of approximately 123,961 sq ft. The property is held under a Block Government Lease for a term of 75 years from 1 July 1898 renewed for a further term of 24 years less the last three days and was statutorily extended until 30 June 2047. The annual Government rent payable for the property is an amount equal to 3 per cent. of the then rateable value of the property.	Except lot no. 3 RP which was with temporary structures erected on, the remaining portion of the property was overgrown with vegetation. We are instructed to assess the property on vacant possession basis.	HK$3,100,000

Notes:

(1) The registered owner of the property was Lecede Limited, a wholly-owned subsidiary of CITIC Pacific.

(2) According to South Lantau Coast Outline Zoning Plan No S/SLC/14 dated 1 February 2005, the property lay within an area zoned "Green Belt" and "Country Park" uses.

(3) As advised by CITIC Pacific Group, they have no plan to develop the property as at the date of valuation.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
32.	Lot Nos 1478, 1522, 1530, 1538RP, 1548, 2273, 2351RP, 2379, 2380, 2396, 2444, 2449 and 2451 in Demarcation District No 316, Pui O, Lantau Island, New Territories, Hong Kong	The property comprises 13 agricultural lots at Pui O, Lantau Island. The property has a total site area of approximately 45,886 sq ft. The property is held under a Block Government Lease for a term of 75 years from 1 July 1898 renewed for a further term of 24 years less the last three days and was statutorily extended until 30 June 2047. The annual Government rent payable for the property is an amount equal to 3 per cent. of the then rateable value of the property.	The property was overgrown with vegetation. We are instructed to assess the property on vacant possession basis.	HK$4,600,000

Notes:

(1) The registered owner of the property was On Yip Property Development Company Limited, a wholly-owned subsidiary of CITIC Pacific.

(2) According to South Lantau Coast Outline Zoning Plan No S/SLC/14 dated 1 February 2005, the property lay within an area zoned "Coastal Protection Area" use.

(3) As advised by CITIC Pacific Group, they have no plan to develop the property as at the date of valuation.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
33.	The Remaining Portion of Lot No 552 in Demarcation District No 3, Mui Wo, Lantau Island, New Territories, Hong Kong	The property comprises an agricultural lot at the fringe of Tai Tei Tong, Mui Wo, Lantau Island. The property has a site area of approximately 25,761 sq ft. The property is held under New Grant No 2932 for a term of 75 years from 1 July 1898 renewed for a further term of 24 years less the last three days and has been statutorily extended until 30 June 2047. The annual Government rent payable for the property is an amount equal to 3 per cent. of the then rateable value of the property.	Except portion of the property which was with temporary structure erected on, the remaining portion was overgrown with vegetation. We are instructed to assess the property on vacant possession basis.	HK$1,910,000

Notes:

(1) The registered owner of the property was On Yip Property Development Company Limited, a wholly-owned subsidiary of CITIC Pacific.

(2) According to Mui Wo Fringe Outline Zoning Plan No S/I-MWF/8 dated 17 October 2006, the property lay within an area zoned "Residential (Group D)" and "Village Type Development" uses.

(3) As advised by CITIC Pacific Group, they have no plan to develop the property as at the date of valuation.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
34.	Lot Nos 213, 218, 221, 223, 229, 232, 237 and 240 in Demarcation District No 5, New Tung Chung Hang, Tung Chung, Lantau Island, New Territories, Hong Kong	The property comprises 8 agricultural lots at Tung Chung, Lantau Island. The property has a total site area of approximately 42,253 sq ft. The property is held under a Block Government Lease for a term of 75 years from 1 July 1898 renewed for a further term of 24 years less the last three days and has been statutorily extended until 30 June 2047. The annual Government rent payable for the property is an amount equal to 3 per cent. of the then rateable value of the property.	The property was overgrown with vegetation. We are instructed to assess the property on vacant possession basis.	HK$1,900,000

Notes:

(1) The registered owner of the property was On Yip Property Development Company Limited, a wholly-owned subsidiary of CITIC Pacific.

(2) The property was not covered by Outline Zoning Plan.

(3) As advised by CITIC Pacific Group, they have no plan to develop the property as at the date of valuation.

Group 5 – Properties held for owner-occupation in Hong Kong

Group 5A – Properties held for owner-occupation in Hong Kong by CITIC Pacific Group

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
35.	DCH Building, 20 Kai Cheung Road, Kowloon Bay, Kowloon, Hong Kong New Kowloon Inland Lot No 5849.	The property comprises an 11-storey motor services building completed in 1984. Vehicular access to each floor is further provided by car ramps. The total floor area of the property is approximately 1,032,000 sq ft. The property is held under Conditions of Sale No UB11513 for a term of 99 years from 1 July 1898 less the last 3 days and has been statutorily extended to 30 June 2047. The annual Government rent payable for the property is an amount equal to 3 per cent. of the then rateable value of the property.	The property was occupied by DCH Group as motor services centre with ancillary office and store.	HK$1,330,000,000

Notes:

(1) The registered owner of the property was Borgia Limited, which was a wholly-owned subsidiary of CITIC Pacific.

(2) According to Ngau Tau Kok & Kowloon Bay Outline Zoning Plan No S/K13/25 dated 12 September 2006, the property was zoned for "Other Specified Uses (Business)".

(3) The property was subject to an Order No. C/TC/002695/08/K issued by the Building Authority under S.24(1) of The Buildings Ordinance vide memorial no 08070800400239 dated 27 May 2008 in respect of the change of carpark at 10th floor into office and erection of partition walls.

(4) The property was subject to a waiver letter vide memorial no 05111101720067 dated 19 October 2005. Pursuant to the said waiver letter, portion of the ground floor of the property was permitted to be used as a motor car showroom and ancillary sales of motor vehicles for an initial term of three years commencing on 1 January 2005 and expiring on 31 December 2007 and thereafter quarterly until such time as the waiver is terminated or revoked.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
36.	111 Lee Nam Road, Apleichau, Hong Kong Ap Lei Chau Inland Lot No 124.	The property comprises a 16-storey (including ground and mezzanine floors) motor services building completed in 1994. Vehicular access to upper floors are further provided by car ramps. The total gross area of the property is approximately 644,999 sq ft. The property is held under Conditions of Sale No 12209 for a term commencing on 28 April 1992 and expiring on 30 June 2047. The annual Government rent payable for the property is an amount equal to 3 per cent. of the then rateable value of the property.	The property was partly occupied by DCH Group as a motor services centre with ancillary office and store. Portion of the property with an area of approximately of 241,000 sq ft was let to independent third parties yielding a total monthly rent of about HK$1,182,000.	HK$528,000,000

Notes:

(1) The registered owner of the property was Tendo Limited, which was a wholly-owned subsidiary of CITIC Pacific.

(2) According to Aberdeen & Ap Lei Chau Outline Zoning Plan No S/H15/24 dated 19 December 2006, the property was zoned for "Industrial" use.

Group 5B – Properties held for owner-occupation in Hong Kong by DCH Group

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
37.	1st Floor, Front Portion, 11 Mok Cheong Street, Tokwawan, Kowloon, Hong Kong Portion of and in Kowloon Inland Lot No. 7630.	The property comprises the 1st Floor of a 5-storey industrial building erected on a site with a registered area of approximately 2,450 sq ft. The building was completed in 1958. The saleable area of the property is approximately 2,283 sq ft plus flat roof 85 sq ft. The property is held under a Government Lease for a term of 75 years from 17 March 1952 renewable for 75 years. The Government rent payable for the lot is HK$90 per annum.	The property was occupied by DCH Group for storage purpose.	HK$660,000

Notes:

(1) The registered owner of the property was Ixonia Limited, which was a wholly-owned subsidiary of DCH.

(2) According to Ma Tau Kok Outline Zoning Plan No S/K10/19 dated 18 January 2008, the property was zoned for "Comprehensive Development Area (3)" use.

(3) The property was subject to a Notice No. WC/SC06650/06/K-R05 issued by the Building Authority under Section 24C(1) of the Buildings Ordinance vide memorial no 08093000650040 dated 27 May 2008 in respect of the structures on roof and flat roof at the front at 3rd floor.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
38.	Shops Nos 1 and 2 on Ground Floor and External Wall of Ground Floor Premises, Landwide Commercial Building, 118-120 Austin Road, Tsim Sha Tsui, Kowloon, Hong Kong 92/1,000th shares of and in Kowloon Inland Lot No. 8375 and the Remaining Portion of Kowloon Inland Lot No 8832.	The property comprises two adjoining shop units on the Ground Floor and their respective external walls of a 16-storey commercial building completed in 1974. The saleable area of the property is approximately 3,875 sq ft. The property is held under two Conditions of Regrant each for a term of 150 years from 25 December 1893. The total Government rent for the two lots is HK$572 per annum.	The property was occupied by DCH Group as a motor vehicle showroom with ancillary offices.	HK$62,000,000

Notes:

(1) The registered owner of the property was Dah Chong Hong, Limited, which was a wholly-owned subsidiary of DCH.

(2) According to Tsim Sha Tsui Outline Zoning Plan No S/K1/23 dated 25 April 2008, the property was zoned for "Commercial" use.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
39.	Car Parking Spaces Nos 1 and 2 on Basement, Hong Yuen Court, 1-5 Tak Shing Street, Jordan, Kowloon, Hong Kong 4/2,100th shares of and in Kowloon Inland Lot No 11009.	The property comprises two adjoining car parking spaces in the basement of a 17-storey (including basement) residential building completed in about 1980. The property is held under a Government Lease for a term from 25 June 1990 to 30 June 2047. The annual Government rent for the property is an amount equal to 3 per cent. of the then rateable value of the property.	The property was occupied by DCH Group for car parking purpose.	HK$900,000

Notes:

(1) The registered owner of the property was Dah Chong Hong, Limited, which was a wholly-owned subsidiary of DCH.

(2) According to Tsim Sha Tsui Outline Zoning Plan No S/K1/23 dated 25 April 2008, the property was zoned for "Residential (Group A)" use.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
40.	377 carparking Spaces (Car Parking Spaces Nos 8001 to 8125 on 8th Floor, Car Parking Spaces Nos 9001 to 9125 on 9th Floor and Car Parking Spaces Nos R001 to R127 on Roof), Commercial and Garage Block, Richland Gardens, 80 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong 627/106,352nd shares of an in New Kowloon Inland Lot No 5928.	The property comprises 377 private car parking spaces on the 8th and 9th floors and top roof of a 10-storey commercial and car parking complex in a private sector participation scheme residential estate completed in about 1985. Except for 127 car parking spaces on the roof which are open, the remaining car parking spaces are covered. The property is held under a Conditions of Sale for a term of 99 years less the last three days from 1 July 1898 and is statutorily extended to 30 June 2047. The annual Government rent for the property is an amount equal to 3 per cent. of the then rateable value of the property.	With the exception of 28 car parking spaces which were licensed to independent third parties under various licences with the latest licence expiring in September 2009 at a total monthly licence fee of approximately HK$33,600, the property was occupied by DCH Group for car parking purpose.	HK$48,000,000

Notes:

(1) The registered owner of the property was Sing Wo Chong Investment Company Limited, which was a wholly-owned subsidiary of DCH.

(2) According to Ngau Tau Kok & Kowloon Bay Outline Zoning Plan No S/K13/25 dated 12 September 2006, the property was zoned for "Residential (Group A)" use.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
41.	Flats B, C, D, E and F on Ground Floor including the Forecourt, 152A-152D Prince Edward Road West and 222G-222H Fa Yuen Street, Mong Kok, Kowloon, Hong Kong 6/64th shares of and in Kowloon Inland Lot No 7634.	The property comprises five adjoining shop units on the Ground Floor together with an adjoining open forecourt in a 10-storey composite building completed in about 1960. The saleable area of the property is approximately 2,271 sq ft and the area of the forecourt is approximately 3,870 sq ft. The property is held under a Conditions of Sale for a term of 75 years from 8 September 1958 renewable 75 years. The Government rent for the property is HK$34 per annum.	The property was occupied by DCH Group as a motor vehicle showroom with ancillary offices.	HK$51,000,000

Notes:

(1) The registered owner of the property was Dah Chong Hong Holdings Limited.

(2) According to Mong Kok Outline Zoning Plan No S/K3/25 dated 25 July 2008, the property was zoned for "Residential (Group A)" use.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
42.	Shop A-9 on Ground Floor, Kwai Chung Centre, 102 Kwai Hing Road, Kwai Chung, New Territories, Hong Kong 13/1706th shares of and in Kwai Chung Town Lot No 294.	The property comprises a shop unit on the Ground Floor of a 23-storey composite building completed in 1978. The saleable area of the property is approximately 573 sq ft. The property is held under a New Grant for a term of 99 years less the last three days from 1 July 1898 and the lease term has been statutorily extended to 30 June 2047. The annual Government rent for the property is an amount equal to 3 per cent. of the then rateable value of the property.	The property was occupied by DCH Group as a food store.	HK$6,600,000

Notes:

(1) The registered owner of the property was Dah Chong Hong, Limited, which was a wholly-owned subsidiary of DCH.

(2) According to Kwai Chung Outline Zoning Plan No S/KC/21 dated 29 June 2004, the property was zoned for "Commercial" use.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
43.	12th Floor, Union Park Centre, 771-775 Nathan Road, Mong Kok, Kowloon, Hong Kong 493/10,000th shares of and in the Remaining Portions of Kowloon Inland Lot Nos 2570, 2571 and 2572.	The property comprises the whole of office spaces on 12th Floor of a 15-storey (including ground floor and basement) commercial building completed in about 1983. The saleable area of the property is 2,929 sq ft. The property is held under three Government Leases each for a term of 75 years from 26 May 1930 and the lease term has been renewed for a further term of 75 years. The Government rent for the property is HK$12,600 per annum.	The property was occupied by DCH Group as office.	HK$15,000,000

Notes:

(1) The registered owner of the property was Triangle Motors Limited, which was a wholly-owned subsidiary of DCH.

(2) According to Mong Kok Outline Zoning Plan No S/K3/25 dated 25 July 2008, the property was zoned for "Commercial" use.

Group 5C – Property held for owner-occupation in Canada by DCH Group

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
44.	Richmond Acura Auto-Dealership Premises, 4211 No 3 Road, Richmond, British Columbia, Canada Lot 18 (Except Part Subdivided by Plan 70548 and Part on Plan LMP48197) Section 32, Block 5, North Range 6 West, New Westminister District Plan 37477.	The property comprise an irregular shaped site having a site area of about 9,420.9 sq m (101,407 sq ft) on which a single-storey plus a mezzanine automobile dealership building is erected. For the rest of the site, about 213 parking stalls are provided. The building was originally completed in 1980s with renovations carried out in 2003. It is located on the west side of No 3 Road between Browngate Road and Leslie Road in the West Cambie neighbourhood of Richmond, British Columbia. The total floor area of the property is approximately 2,013.4 sq m (21,672 sq ft) including mezzanine floor of approximately 546 sq m (5,877 sq ft). The property is held by Dah Chong Hong (Canada) Ltd under fee simple.	The property was occupied by DCH Group as showroom, service bays and office.	HK$88,500,000

Notes:

(1) The registered owner of the property was Dah Chong Hong (Canada) Ltd., which was a wholly-owned subsidiary of DCH.

(2) The property was subject to two Mortgages both in favour of Montreal Trust Company.

(3) According to the zoning plan of Automobile-Oriented Commercial District, the property was zoned as Automobile – Oriented Commercial District ("C-6").

Group 5D – Property held for owner-occupation in Singapore by DCH Group

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
45.	20 Tuas Avenue 2, Singapore 639451 Lot No 1349C Mukim 7	The property comprises a single-storey detached factory with a mezzanine level office erected on a site with site area of approximately 8,413.2 sq m (90,560 sq ft). The building was originally completed in the 1980s and additions/alterations were carried out in 1989. Further renovation was carried out in December 2005. It is located at the eastern junction of Tuas Avenue 2 and Tuas Avenue 3, off Jalan Ahmad Ibrahim, within Jurong Industrial Estate and some 24 km from the City Centre. The floor area of the property is approximately 4,840.5 sq m (52,103 sq ft). Triangle Auto Pte Limited was granted a lease for a term of 30 years from 16 October 1981 renewable for 30 years at a fixed ground rent of SGD110,276.04 per annum with the tenant responsible for the property tax.	The property was occupied by DCH Group as car showroom, workshop, storage and office.	HK$22,960,000

Notes:

(1) We are instructed to value the leasehold interest of the property held by Triangle Auto Pte Ltd under a ground lease for a term of 30 years from 16 October 1981 renewable for 30 years. Triangle Auto Pte Ltd was a wholly-owned subsidiary of DCH.

(2) According to Master Plan 2003, the property was zoned for "Business 2" use. Land zoned as Business 2 is intended for clean industry, light industry, general industry, warehouse, public utilities and telecommunication uses and other public installations. Special industries such as manufacture of industrial machinery, shipbuilding and repairing, may be allowed in selected areas subject to evaluation by the competent authority.

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
46.	259 Pandan Loop Singapore 128435 Lot No 4009A (JTC Pte Lot A14379) Mukim 5	The property comprises a single-storey terrace factory with a mezzanine level and a rear extension erected on a site with site area of approximately 1,495.6 sq m (16,099 sq ft). Two cold rooms are provided within the property. The building was originally completed in the early 1980's and the rear extension was erected in about 1991. It is located on the north-western side of Pandan Loop, off West Coast Highway and some 14.5 km from the City Centre. The floor area of the property is approximately 1,137.5 sq m (12,244 sq ft). Dah Chong Hong Trading (Singapore) Pte Ltd was granted a lease for a term of 30 years from 1 December 1982 renewable for 30 years at a fixed ground rent of SGD26,164.80 per annum with the tenant responsible for the property tax.	The property was occupied by DCH Group as a cold store.	HK$8,610,000

Notes:

(1) We are instructed to value the leasehold interest of the property held by Dah Chong Hong Trading (Singapore) Pte Ltd under a ground lease for a term of 30 years from 16 October 1981 renewable for 30 years. Dah Chong Hong Trading (Singapore) Pte Ltd was a wholly-owned subsidiary of DCH.

(2) According to Master Plan 2003, the property was zoned for "Business 2" uses. Land zoned as Business 2 is intended for clean industry, light industry, general industry, warehouse, public utilities and telecommunication uses and other public installations. Special industries such as manufacture of industrial machinery, shipbuilding and repairing, may be allowed in selected areas subject to evaluation by the competent authority.

Group 6 – Property held as Sub-lessee for Occupation in Hong Kong by DCH Group

	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 October 2008
47.	Nos 67–73 Fuk Hi Street, Yuen Long Industrial Estate, Yuen Long, New Territories, Hong Kong Sub-lease of Subsections 1 & 2 of Section A and Section O of Yuen Long Town Lot No 313 and Extensions thereto.	The property comprises a low-rise industrial complex erected on a roughly L-shape leveled site with a site area of approximately 367,976 sq ft. The property was completed in two phases. Phase 1 of the property comprises a 2 to 3-storey factory building completed in 1988. Phase 2 of the property comprises a 2-storey extension building (extension to the Phase 1 factory building) and a 2-storey workshop building completed in 1995. The gross floor areas of the property, as per our measurement from building plans, are summarized as follows:	The property was undergoing renovation works and was planned to be occupied by DCH as an integrated food processing and repackaging centre.	HK$91,000,000 *(see Notes (5) and (6))*

	Gross Floor Area	
Phase 1 Main Building	22,720.646 sq m	244,565 sq ft
Phase 2 Extension	18,792.524 sq m	202,283 sq ft
Phase 2 Additional Building	804.166 sq m	8,656 sq ft
Total	42,317.336 sq m	455,504 sq ft

The property also comprises the following ancillary areas :

	Area	
Guard House on G/F	5.2 sq m	56 sq ft
Roof & Upper Roof of Phase 1 Main Building	2,285.747 sq m	24,604 sq ft
Roof & Upper Roof of Phase 2 Buildings	2,866.152 sq m	30,851 sq ft

The property is held under a sub-lease for a term expiring on 24 June 2047.

The annual Government rent payable for the property is an amount equal to 3 per cent of the then rateable value of the property.

Notes:

(1) The property was held by Dah Chong Hong Holdings Limited as Sub-leasee.

(2) According to Yuen Long Outline Zoning Plan No S/YL/18 dated 21 October 2008, the property was zoned for "Other Specified Uses (Industrial Estate)".

(3) The property was subject to the following encumbrances :

(i) Waiver Letters dated 15 October 1983 and 6 September 1984 vide memorial nos YL290217 and YL295589 respectively;

(ii) Particulars and Conditions of Extension of Lease Term dated 4 May 1990 vide memorial no YL425154;

(iii) Extension Letter dated 17 August 1992 vide memorial no YL519967;

(iv) Modification Letter dated 17 August 1992 vide memorial no YL519968;

(v) Supplemental Agreement for Lease and Grant of Extension Area dated 27 May 1993 vide memorial no YL557207; and

(vi) Deed of Variation of Lease dated 28 November 2007 vide memorial no 07122803740855.

(4) Pursuant to Clause B (11) (b) of the Lease, " in the event that the Lessee is desirous of assigning the said premises at any time during the term hereby demised the Lessee shall first by notice in writing to the Corporation offer to surrender this Lease (Provided That if any such notice of surrender is served during the currency of the Corporation's notice, if any, of its intention to re-enter the said premises under Clause B (15) hereof such notice of surrender shall be null and void) free from encumbrances at one of the following two considerations payable by the Corporation whichever shall be the lesser......"

(5) As per the specific terms of instructions, we have valued the property based on its market value. Our valuation is prepared on the hypothetical assumption that the property was free from any specific user and alienation restrictions. We also assumed that the property was immediately available for sale in the market with the benefit of vacant possession and assignable in the market with the permission from the Hong Kong Science & Technology Parks Corporation and with the consent fee and/or associated costs fully paid.

(6) According to the Surrender Value consideration as stated under Clause B (11) (b) (i) (A) (I) of the Lease, the Surrender Value of the property as at the date of valuation was in the region of HK$19,000,000.

(7) Pursuant to Clause A (6) of the Deed of Variation of Lease dated 28 November 2007, the Hong Kong Science and Technology Parks Corporation approved the change of user of the Property for an integrated food processing complex with a laboratory for quality assurance and food safety use.

1. RESPONSIBILITY STATEMENT

The Circular includes particulars given in compliance with the Listing Rules and the Takeovers Code for the purpose of giving information with regard to CITIC Pacific. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in the Circular have been arrived at after due and careful consideration and there are no other facts not contained in the Circular, the omission of which would make any statement in the Circular misleading.

2. SHARE CAPITAL OF CITIC PACIFIC

As at the Latest Practicable Date, the authorised and issued share capital of CITIC Pacific were as follows:

*Authorised share capital**		*HKD*
3,000,000,000	Shares	1,200,000,000
Issued and fully paid up share capital:		
2,193,149,160	Shares as at the Latest Practicable Date	877,259,664
1,453,125,000	new Shares to be issued upon full conversion of the Convertible Bond at the initial conversion price of HKD8.00	581,250,000
3,646,274,160		1,458,509,664

* *Subject to the Shareholders' approval, the authorised share capital will be increased to 6,000,000,000 Shares.*

All the Shares in issue rank *pari passu* in all respects, including the rights in particular as to dividend, voting rights and return on capital. The Shares in issue are listed on the Stock Exchange. Save for 343,000 Shares issued pursuant to the exercise of share options granted pursuant to the employee share option scheme of CITIC Pacific, no Share has been issued since 31 December 2007, the date to which the latest audited financial statements of the Group were made up.

3. DISCLOSURE OF INTERESTS

(a) Interests of Directors and chief executive in securities

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and the chief executive of CITIC Pacific had any interest or short position in the shares, underlying shares or debentures of CITIC Pacific or its associated corporations (within the meaning of the SFO) which were required, pursuant to

section 352 of the SFO, to be entered into the register referred to therein, or were required to be notified to CITIC Pacific and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which he was taken or deemed to have under such provisions of the SFO) or the Model Code for Securities Transactions by Directors of Listed Companies set out in the Listing Rules:

(i) *Shares in CITIC Pacific:*

Name of Director	Number of Shares Personal interests unless otherwise stated		Percentage to the issued share capital (%)
Larry Yung Chi Kin	418,418,000	*(Note 1)*	19.078
Henry Fan Hung Ling	50,640,000	*(Note 2)*	2.309
Peter Lee Chung Hing	1,000,000		0.046
Carl Yung Ming Jie	300,000		0.014
Vernon Francis Moore	4,200,000	*(Note 3)*	0.192
Li Shilin	300,000		0.014
Liu Jifu	840,000		0.038
Wang Ande	400,000		0.018
Hansen Loh Chung Hon	1,550,000	*(Note 4)*	0.071
André Desmarais	10,145,000	*(Note 5)*	0.463
Peter Kruyt *(alternate Director to André Desmarais)*	34,100		0.002

Note:

1. Corporate interest.

2. Corporate interest in respect of 5,640,000 Shares and trust interest in respect of 45,000,000 Shares.

3. Trust interest.

4. Personal interest in respect of 1,050,000 Shares; corporate interest in respect of 500,000 Shares and family interest in respect of 500,000 Shares which duplicate each other.

5. Corporate interest in respect of 10,000,000 Shares and family interest in respect of 145,000 Shares.

(ii) Share options in CITIC Pacific:

Name of Director	Date of Grant	Exercise price per Share *HKD*	Exercisable Period	Number of share options outstanding as at the Latest Practicable Date	Percentage to issued share capital *(%)*
Larry Yung Chi Kin	16.10.2007	47.32	16.10.2007 – 15.10.2012	2,000,000	0.091
Peter Lee Chung Hing	01.11.2004	19.90	01.11.2004 – 31.10.2009	1,000,000	
	20.06.2006	22.10	20.06.2006 – 19.06.2011	1,200,000	
	16.10.2007	47.32	16.10.2007 – 15.10.2012	1,200,000	
				3,400,000	0.155
Carl Yung Ming Jie	01.11.2004	19.90	01.11.2004 – 31.10.2009	500,000	
	20.06.2006	22.10	20.06.2006 – 19.06.2011	600,000	
	16.10.2007	47.32	16.10.2007 – 15.10.2012	800,000	
				1,900,000	0.087
Vernon Francis Moore	01.11.2004	19.90	01.11.2004 – 31.10.2009	1,000,000	
	20.06.2006	22.10	20.06.2006 – 19.06.2011	700,000	
	16.10.2007	47.32	16.10.2007 – 15.10.2012	600,000	
				2,300,000	0.105
Li Shilin	16.10.2007	47.32	16.10.2007 – 15.10.2012	500,000	0.023
Liu Jifu	20.06.2006	22.10	20.06.2006 – 19.06.2011	700,000	
	16.10.2007	47.32	16.10.2007 – 15.10.2012	700,000	
				1,400,000	0.064
Milton Law Ming To	01.11.2004	19.90	01.11.2004 – 31.10.2009	334,000	
	20.06.2006	22.10	20.06.2006 – 19.06.2011	800,000	
	16.10.2007	47.32	16.10.2007 – 15.10.2012	800,000	
				1,934,000	0.088
Wang Ande	20.06.2006	22.10	20.06.2006 – 19.06.2011	350,000	
	16.10.2007	47.32	16.10.2007 – 15.10.2012	800,000	
				1,150,000	0.052
Kwok Man Leung	16.10.2007	47.32	16.10.2007 – 15.10.2012	600,000	0.027
Chang Zhenming	16.10.2007	47.32	16.10.2007 – 15.10.2012	500,000	0.023

(iii) Shares in the associated corporations:

Name of Director	Number of ordinary shares in CITIC 1616 Holdings Limited — Personal interests unless otherwise stated		Percentage to the issued share capital (%)
Vernon Francis Moore	200,000	*(Note 1)*	0.010

Note:

1. Trust interest.

Name of Director	Number of ordinary shares in Dah Chong Hong Holdings Limited — Personal interests unless otherwise stated		Percentage to the issued share capital (%)
Li Shilin	12,000		0.001
Liu Jifu	33,600	*(Note 1)*	0.002
Hansen Loh Chung Hon	62,000	*(Note 2)*	0.003

Note:

1. Family interest.

2. Corporate interest in respect of 20,000 shares and concert party interest in respect of 42,000 shares.

(iv) Share options in the associated corporations:

Name of Director	Share options in CITIC Capital Holdings Limited — Date of Grant	Exercise price per share *(HKD)*	Exercisable Period	Number of share options outstanding at the Latest Practicable Date	Percentage to issued share capital (%)
Peter Lee Chung Hing	02.03.2005	66.54	02.03.2007 – 01.03.2010	15,000	
	04.04.2006	70.97	04.04.2008 – 03.04.2011	10,000	
	11.12.2007	80.03	11.12.2009 – 10.12.2012	10,000	
				35,000	0.125

Name of Director	Share options in CITIC Capital Holdings Limited Date of Grant	Exercise price per share (HKD)	Exercisable Period	Number of share options outstanding at the Latest Practicable Date	Percentage to issued share capital (%)
Vernon Francis Moore	02.03.2005	66.54	02.03.2007 – 01.03.2010	15,000	
	04.04.2006	70.97	04.04.2008 – 03.04.2011	10,000	
	11.12.2007	80.03	11.12.2009 – 10.12.2012	10,000	
				35,000	0.125
Chang Zhenming	11.12.2007	80.03	11.12.2009 – 10.12.2012	125,000	0.446

(b) Substantial shareholders of CITIC Pacific

As at the Latest Practicable Date, save as disclosed herein, so far as was known to any Director or chief executive of CITIC Pacific, no person (other than a Director or chief executive of CITIC Pacific or their respective associates) had any interest or short position in the Shares or underlying Shares which would fall to be disclosed to CITIC Pacific under the provisions of Divisions 2 and 3 of Part XV of the SFO or were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of CITIC Pacific:

Name	Number of Shares	Percentage to the issued share capital (%)
CITIC Group	2,098,736,285*	95.695*
CITIC HK	645,611,285	29.438
Heedon Corporation	496,386,285	22.633
Honpville Corporation	310,988,221	14.180
Power Corporation of Canada	156,220,000	7.123
Gelco Enterprises Ltee	156,220,000	7.123
Nordex Inc.	156,220,000	7.123
Paul G. Desmarais	156,220,000	7.123

* *Such shareholding interest takes into account CITIC Group's long position in the Shares pursuant to the Convertible Bond pursuant to the requirements of the SFO*

CITIC HK is a substantial shareholder of CITIC Pacific (within the meaning of the Listing Rules) indirectly through the following wholly owned subsidiary companies:

Name of subsidiary companies of CITIC HK	Number of Shares	Percentage to the issued share capital (%)
Affluence Limited	46,089,000	2.101
Winton Corp.	30,718,000	1.401
Westminster Investment Inc.	101,960,000	4.649
Jetway Corp.	20,462,000	0.933
Cordia Corporation	32,258,064	1.471
Honpville Corporation	310,988,221	14.180
Hainsworth Limited	93,136,000	4.247
Southpoint Enterprises Inc.	10,000,000	0.456
Raymondford Company Limited	2,823,000	0.129

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited, Southpoint Enterprises Inc. and Raymondford Company Limited holds the shares of CITIC Pacific beneficially. Accordingly, Honpville Corporation is a substantial shareholder of CITIC Pacific (within the meaning of the Listing Rules).

CITIC Group is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Affluence Limited is the direct holding company of Man Yick Corporation which is the direct holding company of Raymondford Company Limited. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Group in CITIC Pacific duplicate the interests of CITIC HK in CITIC Pacific. The interests of CITIC HK in CITIC Pacific duplicate the interests in CITIC Pacific of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in CITIC Pacific duplicate the interests in CITIC Pacific of all its direct and indirect subsidiary companies as described above. The interests of Affluence Limited in CITIC Pacific duplicate the interests in CITIC Pacific of its direct subsidiary company as described above. The interests of Man Yick Corporation in CITIC Pacific duplicate the interests in CITIC Pacific of its direct subsidiary company as described above. The interests of Barnsley Investments Limited in CITIC Pacific duplicate the interests in CITIC Pacific of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in CITIC Pacific duplicate the interests in CITIC Pacific of its direct subsidiary company as described above.

Power Corporation of Canada is a company 53.83% controlled by Gelco Enterprises Ltee which in turn is 94.95% controlled by Nordex Inc. and the remainder by Mr. Paul G. Desmarais. Nordex Inc. in turn is 68% controlled directly by Mr. Paul G. Desmarais and indirectly as to 32% by the latter. Thus, the aforesaid interests of Power Corporation of Canada, Gelco Enterprises Ltee, Nordex Inc. and Mr. Paul G. Desmarais in CITIC Pacific duplicate each other.

Save as disclosed below, none of the Directors was a director or employee of a company which had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to CITIC Pacific under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of Director	Name of company which had such discloseable interest or short position	Position within such company
Larry Yung Chi Kin	CITIC Group	Director
	CITIC HK	Director
	Heedon Corporation	Director
	Honpville Corporation	Director
	Earnplex Corporation	Director & Shareholder
	Bloomfield Enterprises Corp.	Director & Shareholder
	Rockhampton Investments Limited	Director & Shareholder
Henry Fan Hung Ling	CITIC HK	Director
Carl Yung Ming Jie	Earnplex Corporation	Director
Vernon Francis Moore	Heedon Corporation	Director
	Honpville Corporation	Director
Li Shilin	CITIC Group	Director
Liu Jifu	CITIC HK	Director
André Desmarais	Power Corporation of Canada	President & Co-Chief Executive Officer
Peter Kruyt (alternate Director to André Desmarais)	Power Corporation of Canada	Vice President
Chang Zhenming	CITIC Group	Director

As at the Latest Practicable Date,

(i) none of CITIC Pacific nor any of the Directors held (or, during the Relevant Period, dealt in) any equity interest (including shares, options, derivatives, warrants and other securities convertible into the shares or any other derivatives of CITIC Group) in CITIC Group;

(ii) none of (i) CITIC Pacific's subsidiaries or (ii) a pension fund of CITIC Pacific or any of its subsidiaries or (iii) an adviser to CITIC Pacific as specified in class (2) of the definition of "associate" in the Takeovers Code owns or controls any shareholdings in CITIC Pacific, nor has dealt in the Shares during the Relevant Period;

(iii) no person had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with CITIC Pacific or with any person who is an associate of CITIC Pacific by virtue of classes (1), (2), (3) and (4) of the definition of "associate" in the Takeovers Code;

(iv) none of the members of the CITIC Group Concert Parties, CITIC Pacific, or the Directors had borrowed or lent any Shares save for any borrowed Shares which have been either on-lent or sold;

(v) none of the Independent Shareholders had irrevocably committed themselves to vote for or against the Agreement and/or the Whitewash Waiver;

(vi) there is no agreement, arrangement or understanding (including any compensation arrangement) between CITIC Group or any person acting in concert with it and any of the Directors, recent Directors, Shareholders and recent Shareholders having any connection with or dependence upon the outcome of the Agreement and/or the Whitewash Waiver. There is no benefits to be given to any Directors as compensation for loss of office or otherwise in connection with the Agreement and the Whitewash Waiver;

(vii) there is no agreement or arrangement between any Directors and any other person which is conditional on or dependent upon the outcome of the Agreement and the Whitewash Waiver or otherwise connected therewith;

(viii) there is no material contract entered into by CITIC Group in which any Director has a material personal interest;

(ix) none of the Directors has any interest, direct or indirect, in any assets which had been, since 31 December 2007, being the date of the latest published audited consolidated financial statements of CITIC Pacific were made up, acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group;

(x) save for Larry Yung Chi Kin (418,418,000 Shares and 2,000,000 share options), Li Shilin (300,000 Shares and 500,000 share options) and Chang Zhenming (500,000 share options) as disclosed in the Circular, none of the directors of CITIC Group has any shareholding interest in CITIC Pacific; and

(xi) save as disclosed in the Circular, none of the Directors, the directors of CITIC Group or members of the CITIC Group Concert Parties had dealt for value in any Shares, convertible securities, warrants, options or derivatives of CITIC Pacific during the Relevant Period. The shareholdings of the CITIC Group Concert Parties in CITIC Pacific are disclosed in the section headed "Changes to the Shareholding in CITIC Pacific as a result of Conversion" in the letter from the Board in the Circular.

4. MATERIAL CONTRACTS

The following are contracts of CITIC Pacific which are material contracts (not being contracts entered into in the ordinary course of business) within the two years immediately preceding the date of the Circular or require disclosure in the Circular in accordance with the Takeovers Code or the Listing Rules, as the case may be:

1. The Agreement;

2. The Standby Facility;

3. The sale and purchase agreement dated 26 August 2008 between Delight Star Enterprises Limited 愉星企業有限公司 ("DSE") (a wholly-owned subsidiary of Dah Chong Hong Holdings Limited ("DCH Holdings") and a non-wholly owned subsidiary of CITIC Pacific), DCH Holdings, Denker Investment Limited 駿佳投資有限公司 ("DIL") and Mr. Mak Hing Lung, pursuant to which DSE (or its nominee) agreed to purchase and DIL agreed to sell 49% and 50% equity interests in Strong Step Holdings Limited 碩晉控股有限公司 and Star Partner Holdings Limited 易博控股有限公司, respectively, and the related shareholders' loans for a total consideration of HKD143,716,000;

4. The public offer underwriting agreement between DCH Holdings and BNP Paribas Capital (Asia Pacific) Limited (for itself and on behalf of other underwriters) dated 3 October 2007 in respect of the Hong Kong public offer of DCH Holdings shares; and the international underwriting agreement dated 10 October 2007 between DCH Holdings and the underwriters in respect of the international placing, pursuant to which the underwriters had severally agreed to subscribe or procure subscribers for, on the terms and conditions of the prospectus issued by DCH Holdings on 4 October 2007;

5. The underwriting agreement dated 21 March 2007 between CITIC 1616 Holdings Limited ("CITIC 1616") and BNP Paribas Capital (Asia Pacific) Limited (for itself and on behalf of other underwriters) in respect of the Hong Kong public offer of shares of CITIC 1616 ("CITIC 1616 Shares"); and the international underwriting agreement on 28 March 2007 in respect of the international placing, pursuant to which the underwriters had severally agreed to subscribe or procure subscribers for, on the terms and conditions of the prospectus issued by CITIC 1616;

6. Novation Contracts:

   (i) Confirmation letter dated 9 July 2008 evidencing the terms of a foreign exchange forward transaction entered into on 8 July 2008 between CITIC Pacific and Citibank N.A., Hong Kong Branch ("Citibank") whereby CITIC Pacific has agreed to purchase from Citibank (A) a contract amount of AUD10,000,000, if the AUD/USD reference rate is equal to or higher than the forward rate (being an AUD/USD exchange rate between 0.8000 and 0.8600 depending on the rate fixing date) on the rate fixing date; or (B) a contract amount of AUD30,000,000, if the AUD/USD reference rate is below the forward rate on the rate fixing date, with USD (equal to such contract amount multiplied by the forward rate) between 4 November 2008 and 6 October 2010. Such transaction is also subject to a knock out feature whereby if such knock out event occurs, settlement payments are payable by the parties and the remaining transactions are terminated as more particularly described in the confirmation letter;

   (ii) Confirmation letter dated 16 July 2008 evidencing the terms of 24 foreign exchange forward transactions entered into on 16 July 2008 between CITIC Pacific and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) ("Rabobank") acting out of its Hong Kong office whereby, in respect of each transaction, CITIC Pacific has agreed to purchase from Rabobank (A) an amount of AUD10,000,000, if the AUD/USD reference rate is equal to or higher than the forward rate (being an AUD/USD exchange rate between 0.7815 and 0.9600 depending on the expiry date) on the expiry date, with an amount in USD (equal to such AUD amount multiplied by the forward rate on the relevant expiry date); or (B) an amount of AUD25,000,000, if the AUD/USD reference rate is below the forward rate on the expiry date, with an amount in USD (equal to such AUD amount multiplied by the forward rate at the specified expiry date), with the expiry dates for such transactions occurring at specified times between 16 October 2008 and 16 September 2010. Each such transaction is also subject to a knock out feature whereby if such knock out event occurs, settlement payments are payable by the parties and the remaining transactions are terminated as more particularly described in the confirmation letter;

(iii) Confirmation letter dated 26 August 2008 evidencing the terms of 24 foreign exchange forward transactions entered into on 16 July 2008 between CITIC Pacific and Standard Chartered Bank ("SCB") whereby, with respect to each transaction, CITIC Pacific has agreed to purchase from SCB (A) an amount of AUD15,000,000, if the AUD/USD exchange rate is greater than or equal to the strike rate (being an AUD/USD exchange rate between 0.7840 and 0.9600 depending on the expiry date) on the expiry date; or (B) an amount of AUD37,500,000, if the AUD/USD exchange rate is less than the strike rate on the expiry date, with USD (in an amount equal to such AUD amount multiplied by the strike rate), the 24 transactions in respect of expiry dates occurring between 16 October 2008 and 16 September 2010 for settlement on dates occurring between 18 December 2008 and 20 September 2010. Each such transaction is subject to a target knock-out feature whereby if such target knock-out event occurs, settlement amounts are payable by the parties and the remaining transactions shall be terminated as more particularly described in the confirmation letter;

(iv) Amended confirmation letter dated 30 October 2008 evidencing the terms of a foreign exchange forward transaction entered into on 18 July 2008 between CITIC Pacific and NATIXIS whereby, with respect to each transaction, CITIC Pacific has agreed to purchase from NATIXIS (A) an amount of AUD10,000,000, if the AUD/USD exchange rate is equal to or higher than the strike rate (being an AUD/USD exchange rate between 0.7810 and 0.9400 depending on the fixing date) on the fixing date; or (B) an amount of AUD25,000,000, if the AUD/USD exchange rate is below the strike rate on the fixing date, with USD (in an amount equal to such AUD amount multiplied by the strike rate), in respect of 24 fixing dates occurring between 20 October 2008 and 20 September 2010 for settlement on dates occurring between 22 October 2008 and 22 September 2010. Such transaction is subject to a knock out feature whereby if such knock out event occurs, settlement amounts are payable by the parties and the remaining transaction shall be terminated as more particularly described in the confirmation letter;

(v) Confirmation letter dated 13 August 2008 evidencing the terms of a foreign exchange forward transaction entered into on 22 July 2008 between CITIC Pacific and Credit Suisse International ("CSIN") whereby CITIC Pacific has agreed to purchase from CSIN (A) an amount of AUD10,000,000, if the AUD/USD foreign exchange rate is equal to or greater than the strike (being an AUD/USD exchange rate between 0.7810 and 0.9430 depending on the valuation date) on the valuation date; or (B) an amount of AUD25,000,000, if the AUD/USD foreign exchange rate is less than the strike on the valuation date, with USD (equal to such AUD amount multiplied by the strike on the relevant valuation date), in respect of 24 valuation dates occurring between 29 October 2008 and 28 September 2010 for settlement on dates occurring

between 31 October 2008 and 30 September 2010. Such transaction is subject to a knock out feature whereby if such knock out event occurs, settlement amounts are payable by the parties and the remaining transaction shall be terminated as more particularly described in the confirmation letter;

(vi) Confirmation letter dated 24 July 2008 (as amended on 22 October 2008 with effect from 21 October 2008) evidencing the terms of a foreign exchange forward transaction entered into on 23 July 2008 between CITIC Pacific and Bank of America, N.A. ("BOA") whereby CITIC Pacific has agreed to purchase from BOA (A) an amount of AUD6,533,333, if the AUD/USD reference rate is greater than or equal to the forward rate (being an AUD/USD exchange rate between 0.7765 and 0.9400 depending on the valuation date) on the valuation date; or (B) an amount of AUD16,333,333, if the AUD/USD reference rate is less than the forward rate on the valuation date, with USD (equal to such AUD amount multiplied by the forward rate) in respect of 24 valuation dates occurring between 23 October 2008 and 22 September 2010 for settlement on dates occurring between 27 October 2008 and 27 September 2010. Such transaction is subject to a knock out feature whereby if such knock out event occurs, settlement amounts are payable by the parties and the remaining transaction shall be terminated as more particularly described in the confirmation letter;

(vii) Confirmation letter dated 5 September 2008 (as amended on 2 October 2008 with effect from 29 September 2008) evidencing the terms of 24 foreign exchange forward transactions entered into on 23 July 2008 between CITIC Pacific and Barclays Bank PLC ("Barclays") whereby, with respect to each transaction, CITIC Pacific has agreed to purchase from Barclays (A) an amount of AUD4,166,666.67, if the AUD/USD exchange rate is greater than or equal to the strike rate (being an AUD/USD exchange rate between 0.7735 and 0.9400 depending on the expiry date) on the expiry date; or (B) an amount of 2.5 times AUD4,166,666.67, if the AUD/USD reference rate is less than the strike rate on the expiry date, with USD (in an amount equal to in the case of (A) the AUD amount multiplied by the strike rate, or in the case of (B) 2.5 times the AUD amount multiplied by the strike rate), the 24 transactions in respect of expiry dates occurring between 23 October 2008 and 22 September 2010 for settlement on dates occurring between 27 October 2008 and 27 September 2010. Each such transaction is subject to a trigger feature whereby if such trigger event occurs, settlement amounts are payable by the parties and the remaining transactions shall be terminated as more particularly described in the confirmation letter;

(viii) Confirmation letter dated 29 August 2008 evidencing the terms of a foreign exchange forward transaction entered into on 25 July 2008 between CITIC Pacific and BNP Paribas Hong Kong Branch ("BNP") whereby CITIC Pacific has agreed to purchase from BNP (A) an amount

of AUD10,000,000, if the AUD/USD exchange rate is at or above the forward rate (being an AUD/USD exchange rate between 0.7880 and 0.9395 depending on the valuation date) on the valuation date; or (B) an amount of AUD20,000,000, if the AUD/USD exchange rate is below the forward rate on the valuation date, with USD (in an amount equal to such AUD amount multiplied by the forward rate) in respect of 24 valuation dates occurring between 25 September 2008 and 26 August 2010 for settlement on dates occurring between 29 September 2008 and 30 August 2010. Such transaction is subject to a knock-out feature whereby if such knock-out event occurs, settlement amounts are payable by the parties and the remaining transaction shall be terminated as more particularly described in the confirmation letter;

(ix) Confirmation letter dated 13 August 2008 evidencing the terms of a foreign exchange forward transaction entered into on 28 July 2008 between CITIC Pacific and CSIN whereby CITIC Pacific has agreed to purchase from CSIN (A) an amount of AUD10,000,000, if the AUD/USD foreign exchange rate is equal to or greater than the strike (being an AUD/USD exchange rate between 0.7730 and 0.9430 depending on the valuation date) on the valuation date; or (B) an amount of AUD25,000,000, if the AUD/USD foreign exchange rate is less than the strike on the valuation date, with USD (equal to such AUD amount multiplied by the strike on the relevant valuation date), in respect of 24 valuation dates occurring between 28 October 2008 and 28 September 2010 for settlement on dates occurring between 30 October 2008 and 30 September 2010. Such transaction is subject to a knock out feature whereby if such knock out event occurs, settlement amounts are payable by the parties and the remaining transaction shall be terminated as more particularly described in the confirmation letter;

(x) Confirmation letter dated 21 August 2008 evidencing the terms of a foreign exchange forward transaction entered into on 29 July 2008 between CITIC Pacific and Morgan Stanley Capital Services Inc. ("MS") whereby CITIC Pacific has agreed to purchase from MS (A) an amount of AUD10,000,000, if the AUD/USD exchange rate is equal to or higher than the reference strike rate (being an AUD/USD exchange rate between 0.7770 and 0.9560 depending on the expiration date) on the expiration date; or (B) an amount of AUD25,000,000, if the AUD/USD exchange rate is below the reference strike rate on the expiration date, with USD (in an amount equal to such AUD amount multiplied by the reference strike rate), in respect of 24 expiry dates occurring between 26 September 2008 and 26 August 2010 for settlement dates occurring between 30 September 2008 and 30 August 2010. Such transaction is also subject to a target redemption feature whereby if such target event occurs, settlement amounts are payable by the parties and the remaining transaction shall be terminated as more particularly described in the confirmation letter;

(xi) Confirmation letter dated 5 September 2008 evidencing the terms of 24 foreign exchange forward transactions entered into on 5 August 2008 between CITIC Pacific and Barclays whereby, with respect to each transaction, CITIC Pacific has agreed to purchase from Barclays (A) an amount of AUD5,000,000, if the AUD/USD exchange rate is greater than or equal to the strike rate (being an AUD/USD exchange rate between 0.7725 and 0.9350 depending on the expiry date) on the expiry date; or (B) an amount of 2 times AUD5,000,000, if the AUD/USD reference rate is less than the strike rate on the expiry date, with USD (in an amount equal to in the case of (A) the AUD amount multiplied by the strike rate, or in the case of (B) 2 times the AUD amount multiplied by the strike rate), the 24 transactions in respect of expiry dates occurring between 2 October 2008 and 3 September 2010 for settlement on dates occurring between 8 October 2008 and 7 September 2010. Each such transaction is subject to a trigger feature whereby if such trigger event occurs, settlement amounts are payable by the parties and the remaining transactions shall be terminated as more particularly described in the confirmation letter;

7. AUD target redemption forward contracts:

(i) Confirmation letter dated 17 July 2008 evidencing the terms of 24 foreign exchange forward transactions entered into on 12 June 2008 between CITIC Pacific and SCB whereby, with respect to each transaction, CITIC Pacific has agreed to purchase from SCB (A) an amount of AUD8,000,000, if the AUD/USD exchange rate is greater than or equal to the forward rate (being an AUD/USD exchange rate of 0.7975) on the expiry date; or (B) an amount of AUD20,000,000, if the AUD/USD exchange rate is less than the forward rate on the expiry date, with USD (in an amount equal to such AUD amount multiplied by the forward rate), the 24 transactions in respect of expiry dates occurring between 12 September 2008 and 12 August 2010 for settlement on dates occurring between 17 November 2008 and 16 August 2010. Each such transaction is subject to a knock-out feature whereby if such knock-out event occurs, settlement amounts are payable by the parties and the remaining transactions shall be terminated as more particularly described in the confirmation letter;

(ii) Term sheet dated 30 July 2008 setting out the terms of a foreign exchange forward transaction entered into on 29 July 2008 between Sino Iron and China Development Bank ("CDB") whereby, in respect of each specified period, Sino Iron has agreed to purchase from CDB (A) an amount of AUD20,000,000, if the AUD/USD fixing rate is equal to or higher than the monthly strike rate (being an AUD/USD exchange rate between 0.7750 and 0.9600 depending on the expiry date) on the expiry date; or (B) an amount of AUD50,000,000, if the AUD/USD fixing rate is below the monthly strike rate on the expiry date, with USD (in an

amount equal to such AUD amount multiplied by the monthly strike rate), in respect of 24 expiry dates occurring between 15 October 2008 and 15 September 2010 for settlement on dates occurring between 17 October 2008 and 17 September 2010. Such transaction is subject to a knock out feature whereby if such knock out event occurs, settlement amounts are payable by the parties and the remaining transaction shall be terminated as more particularly described in the term sheet;

(iii) Confirmation letter dated 12 August 2008 evidencing the terms of 24 foreign exchange forward transactions entered into on 8 August 2008 between CITIC Pacific and The Hongkong and Shanghai Banking Corporation Limited ("HSBC") whereby, with respect to each transaction, CITIC Pacific has agreed to purchase from HSBC (A) an amount of AUD10,000,000, if the AUD/USD exchange rate is equal to or higher than the forward rate (being an AUD/USD exchange rate of 0.7900) on the determination date; or (B) an amount of AUD20,000,000, if the AUD/USD exchange rate is below the forward rate on the determination date, with USD (in an amount equal to such AUD amount multiplied by the forward rate), the 24 transactions with determination dates occurring between 10 September 2008 and 10 August 2010. Each such transaction is also subject to a target redemption feature whereby if such target event occurs, settlement amounts are payable by the parties and the remaining transactions shall be terminated as more particularly described in the confirmation letter;

(iv) Term sheet dated 11 August 2008 setting out the terms of a foreign exchange forward transaction entered into on 8 August 2008 between Sino Iron and CDB whereby Sino Iron has agreed to purchase from CDB (A) an amount of AUD10,000,000, if the AUD/USD fixing rate is equal to or higher than 0.7860 on the expiry date; or (B) an amount of AUD25,000,000, if the AUD/USD fixing rate is below 0.7860 on the expiry date, with USD (in an amount equal to such AUD amount multiplied by 0.7860), in respect of 24 expiry dates occurring between 10 September 2008 and 10 August 2010 for settlement on dates occurring between 12 September 2008 and 12 August 2010. Such transaction is subject to a knock out feature whereby if such knock out event occurs, settlement amounts are payable by the parties and the remaining transaction shall be terminated as more particularly described in the term sheet;

(v) Confirmation letter dated 20 August 2008 evidencing the terms of a foreign exchange forward transaction entered into on 11 August 2008 between CITIC Pacific and Calyon whereby CITIC Pacific has agreed to purchase from Calyon (A) an amount of AUD10,000,000, if the AUD/USD exchange rate is equal to or higher than the strike rate (being an AUD/USD fixing rate of 0.7900) on the valuation date; or (B) an amount of AUD20,000,000, if the AUD/USD fixing rate is below the strike rate on the valuation date, with USD (in an amount equal to such

AUD amount multiplied by the strike rate), in respect of valuation dates occurring between 11 September 2008 and 11 August 2010 for settlement on dates occurring between 16 September 2008 and 13 August 2010. Such transaction is subject to a knock out feature whereby if such knock out event occurs, settlement amounts are payable by the parties and the remaining transaction shall be terminated as more particularly described in the confirmation letter;

8. Daily accrual contracts for AUD:

(i) Amended and restated confirmation letter dated 7 November 2007 evidencing the terms of a foreign exchange forward transaction entered into on 30 August 2007 between CITIC Pacific and Calyon whereby CITIC Pacific has agreed to purchase from Calyon (A) AUD 0, if the fixing rate is equal to or higher than 0.8500; or (B) AUD50,000, if the fixing rate is equal to or higher than 0.7680 and less than 0.8500; or (C) AUD100,000, if the fixing rate is lower than 0.7680), with USD (equal to such amount in AUD converted into USD at an exchange rate of 0.7680) such amounts to be calculated daily for specified periods from 30 August 2007 to 25 February 2009 and settled in dates between 29 February 2008 and 27 February 2009;

(ii) Confirmation letter dated 10 October 2007 evidencing the terms of 19 foreign exchange forward transactions entered into on 7 September 2007 between CITIC Pacific and HSBC whereby CITIC Pacific has agreed to purchase from HSBC an amount equal to AUD100,000 multiplied by the number of days in specified accrual periods where the fixing rate is less than 0.8500 in exchange for an amount equal to USD78,000 multiplied by the number of days in specified accrual periods where the fixing rate is less than 0.8500, the first accrual period starting on 10 September 2007 and the last accrual period ending on 9 September 2009 and such transactions to be settled on specified dates between 11 March 2008 and 11 September 2009;

(iii) Confirmation letter dated 10 October 2007 evidencing the terms of 19 foreign exchange forward transactions entered into on 7 September 2007 between CITIC Pacific and HSBC whereby CITIC Pacific has agreed to purchase from HSBC an amount equal to (i) AUD150,000 multiplied by the number of days in specified accrual periods where the fixing rate is equal to or higher than 0.7680 but less than 0.8500 plus (ii) an amount equal to AUD300,000 multiplied by the number of days in the same specified accrual periods where the fixing rate is less than 0.7680, in exchange for an amount equal to (iii) USD115,200 multiplied by the number of days in same specified accrual periods where the fixing rate is equal to or higher than 0.7680 but less than 0.8500 plus (iv) an amount equal to USD230,400 multiplied by the number of days in same specified accrual periods where the fixing rate is less than 0.7680, the first accrual period starting on 10 September 2007 and the last accrual period ending

on 9 September 2009 and such transactions to be settled at specified dates between 11 March 2008 and 11 September 2009;

9. Dual currency target redemption forward contracts:

(i) Confirmation letter dated 22 July 2008 evidencing terms of 24 foreign exchange forward transactions entered into on 15 July 2008 between CITIC Pacific and HSBC whereby, in respect of each transaction, CITIC Pacific has agreed to purchase from HSBC (A)(i) AUD4,000,000, if the AUD/USD exchange rate is equal to or higher than 0.8450 on the relevant determination date, in exchange for an amount in USD equivalent to the product of AUD4,000,000 and 0.8450 ("Condition 1"); or (ii) AUD8,000,000, if the AUD/USD exchange rate is lower than 0.8450 on the relevant determination date, in exchange for an amount in USD equivalent to the product of AUD8,000,000 and 0.8450 ("Condition 2"); and (B)(i) EUR2,000,000, if the EUR/USD exchange rate is equal to or higher than 1.4400 on the relevant determination date, in exchange for an amount in USD equivalent to the product of EUR2,000,000 and 1.4400 ("Condition 3"); or (ii) EUR4,000,000, if the EUR/USD exchange rate is lower than 1.4400 on the relevant determination date, in exchange for an amount in USD equivalent to the product of EUR4,000,000 and 1.4400 ("Condition 4"); the determination dates for the 24 transactions being monthly dates from 14 August 2008 to 15 July 2010, provided that if both Conditions 1 and 3 are satisfied on a determination date, such transaction will be settled in accordance with the relevant Condition that produce lower currency monthly pair gains as calculated in accordance with the terms of the confirmation letter. Such transactions are also subject to a target redemption feature whereby if the relevant target event occurs, settlement amounts are payable by the parties and the remaining transactions shall be terminated as more particularly described in the confirmation letter;

(ii) Confirmation letter dated 4 August 2008 evidencing terms of a foreign exchange forward transaction entered into on 18 July 2008 between CITIC Pacific and BNP whereby CITIC Pacific has agreed to purchase from BNP (A)(i) an amount in EUR (equal to USD2,000,000 multiplied by EUR forward rate (being an EUR/USD exchange rate between 1.3820 and 1.4600 depending on the valuation dates) if the EUR/USD reference price on the valuation date is equal to or higher than the EUR forward rate or (ii) an amount in EUR (equal to USD5,000,000 multiplied by EUR forward rate) if the EUR/USD reference price on the valuation date is less than the EUR forward rate; and (B)(i) an amount in AUD (equal to USD2,000,000 multiplied by AUD forward rate (being an AUD/USD exchange rate between 0.7900 and 0.9500 depending on the valuation date) if the AUD/USD reference price on the valuation date is equal to or higher than the AUD forward rate or (ii) an amount in AUD (equal to USD5,000,000 multiplied by AUD forward rate) if the AUD/USD reference price on the valuation date is less than the AUD forward rate,

in respect of 24 valuation dates occurring between 20 August 2008 and 20 July 2010 for settlement on dates occurring between 22 August 2008 and 22 July 2010, provided that on each settlement date, only the currency pair with the lower monthly intrinsic value (as calculated on each corresponding valuation date as more particularly described in the confirmation letter) will be settled. Such transaction is also subject to a knock out feature whereby if such knock out event occurs settlement amounts are payable by the parties and the remaining transactions shall be terminated as more particularly described in the confirmation letter;

10. RMB target redemption forward contracts:

(i) Amended confirmation letter dated 28 October 2008 evidencing terms of 18 foreign exchange forward transactions entered into on 8 July 2008 between CITIC Pacific and Deutsche Bank AG, Hong Kong Branch ("DB") whereby (A) DB has agreed to pay CITIC Pacific, if the USD/CNY exchange rate is less than or equal to the settlement rate (being an exchange rate between 6.8900 and 6.4500 depending on the valuation date) on a valuation date, an amount equal to USD10,000,000 multiplied by (i) the settlement rate minus the USD/CNY exchange rate divided by (ii) the USD/CNY exchange rate; (B) CITIC Pacific has agreed to pay DB, if the USD/CNY exchange rate is higher than the settlement rate on a valuation date by less than or equal to 1.5, an amount equal to USD20,000,000 multiplied by (i) the USD/CNY exchange rate minus the settlement rate divided by (ii) the USD/CNY exchange rate; and (C) CITIC Pacific has agreed to pay DB, if the USD/CNY exchange rate is higher than the settlement rate on a valuation date by more than 1.5, an amount equal to USD20,000,000 multiplied by (i) 1.5 divided by (ii) the USD/CNY exchange rate (the valuation dates for the 18 transactions being monthly dates from 7 August 2008 to 7 January 2010). Such transactions are subject to a target profit provision whereby if the target profit event occurs, a settlement amount is payable and the remaining transactions shall be terminated as more particularly described in the confirmation letter;

(ii) Confirmation letter dated 22 July 2008 evidencing terms of a foreign exchange forward transaction entered into on 16 July 2008 between CITIC Pacific and Calyon whereby (A) Calyon has agreed to pay CITIC Pacific if the USD/CNY exchange rate is less than or equal to the strike rate (being an exchange rate between 6.8520 and 6.3500 depending on the valuation date) on a valuation date, an amount equal to USD10,000,000 multiplied by (i) the strike rate minus the USD/CNY exchange rate divided by (ii) the USD/CNY exchange rate; and (B) CITIC Pacific has agreed to pay Calyon if the USD/CNY exchange rate is higher than the strike rate on a valuation date, an amount equal to USD20,000,000 multiplied by (i) the USD/CNY exchange rate minus the strike rate divided by (ii) the USD/CNY exchange rate, in respect of 18 valuation dates occurring between 14 August 2008 and 15 January 2010

to be settled on settlement dates occurring between 18 August 2008 and 19 January 2010. Such transactions are subject to a knock out feature whereby if the knock out event occurs a settlement amount shall be payable and the remaining transactions shall be terminated as more particularly described in the confirmation letter; and

(iii) Confirmation letter dated 12 August 2008 (as amended on 24 September 2008 with effect from 23 September 2008) evidencing terms of a foreign exchange forward transaction entered into on 18 July 2008 between CITIC Pacific and Calyon whereby (A) Calyon has agreed to pay CITIC Pacific, if the USD/CNY exchange rate is less than or equal to the strike rate (being an exchange rate between 6.8520 and 6.1000 depending on the fixing date) on a fixing date, an amount equal to USD8,000,000 multiplied by (i) the strike rate minus the USD/CNY exchange rate divided by (ii) the USD/CNY exchange rate; and (B) CITIC Pacific has agreed to pay Calyon, if the USD/CNY exchange rate is higher than the strike rate on a fixing date, an amount equal to USD16,000,000 multiplied by (i) the USD/CNY exchange rate minus the strike price divided by (ii) the USD/CNY exchange rate, in respect of 24 fixing dates occurring between 20 August 2008 and 20 July 2010 to be settled on delivery dates occurring between 22 August 2008 and 22 July 2010. Such transactions are subject to a knock out feature whereby if the knock out event occurs a settlement amount shall be payable and the remaining transaction shall be terminated as more particularly described in the confirmation letter.

Save for the contracts disclosed above, as of the Latest Practicable Date, CITIC Pacific or its subsidiaries had not entered into any material contracts (not being contracts in the ordinary course of business) within the two years immediately preceding the date of the Circular.

5. LITIGATION AND CLAIMS

On 22 October 2008, the SFC announced publicly that it wishes to confirm that a formal investigation has been commenced into the affairs of CITIC Pacific and it has no further statement to make at that point in time.

As at the Latest Practicable Date, neither CITIC Pacific nor any of its subsidiaries was engaged in any litigation or claim of material importance and, so far as the Directors were aware, no litigation or claim of material importance was pending or threatened against CITIC Pacific or any of its subsidiaries.

6. COMPETING INTERESTS

None of the Directors or their respective associates has any interest in a business which competes or is likely to compete with the business of the Group.

7. MARKET PRICES OF SHARES

The closing prices of the Shares quoted on the Stock Exchange (i) at the end of each of the calendar months during the period commencing the six months immediately preceding 12 November 2008, being the date of the Announcement and ending on the Latest Practicable Date, (ii) on the Last Full Trading Day, and (iii) on the Latest Practicable Date were as follows:

Date	**Closing Price of the Share** *(HKD)*
30 May 2008	33.50
30 June 2008	28.75
31 July 2008	30.00
29 August 2008	27.35
30 September 2008	22.30
Last Full Trading Day (30 October 2008)	5.00
31 October 2008	6.06
Latest Practicable Date	5.22

The highest and lowest closing prices of the Shares as quoted on the Stock Exchange during the Relevant Period were HKD35.90 on 13 May 2008, and HKD3.66 on 27 October 2008, respectively.

8. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date:

(i) none of the Directors had any existing or proposed service contract between any of the Directors and any member of the Group which is not expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation); and

(ii) none of the Directors had any existing or proposed service contracts with CITIC Pacific or any of its subsidiaries or associated companies in force which (a) (including both continuous and fixed terms contracts) were entered into or amended within six months before the date of the Announcement, (b) were continuous contracts with a notice period of 12 months or more, or (c) were fixed term contracts with more than 12 months to run irrespective of the notice period.

9. QUALIFICATIONS OF EXPERTS AND CONSENTS

The following are the qualifications of the professional advisers who have given opinions or advice contained in the Circular.

Name	Qualification
Independent Financial Adviser	Anglo Chinese Corporate Finance, Limited, a licensed corporation under the SFO to conduct type 1 (dealing in securities), 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities, the independent financial adviser to the Independent Board Committee and the Independent Shareholders
PricewaterhouseCoopers	Certified Public Accountants
Knight Frank Petty Limited	Professional property valuers

Each of the above experts has given and has not withdrawn its written consent to the issue of the Circular with the inclusion herein of its opinion, letter or advice and/or all references thereto and to its name in the form and context in which they are respectively included.

As at the Latest Practicable Date, each of the above experts did not have (i) any shareholding, direct or indirect, in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, or (ii) any interest, direct or indirect, in any assets which had been, since 31 December 2007, being the date of the latest published audited consolidated financial statements of CITIC Pacific were made up, acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

10. MISCELLANEOUS

(i) The secretary of CITIC Pacific is Ms. Stella Chan Chui Sheung, ACIS, MA and the qualified accountant of CITIC Pacific appointed pursuant to Rule 3.24 of the Listing Rules is Mr. Vernon Francis Moore, FCA, FCPA.

(ii) The registered office of CITIC Pacific is at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

(iii) The registered office of CITIC HK is at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong. As at the Latest Practicable Date, the ultimate controlling shareholder of CITIC HK is CITIC Group (which holds 100% interest in CITIC HK), and the directors of CITIC HK are Messrs. Kong Dan, Larry Yung Chi Kin, Henry Fan Hung Ling, Wang Jiong, Cai Xinghai, Zhuang Shoucang and Liu Jifu. The registered office of CITIC Group is situate at Capital Mansion, 6 Xinyuan Nanlu, Chaoyang District, Beijing 100004, China

and its correspondence address in Hong Kong is 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong. The directors of CITIC Group are Mr. Kong Dan, Mr. Chang Zhenming, Mr. Wang Chuan, Mr. Jing Shu-ping, Mr. Larry Yung Chi Kin, Mr. Mi Zengxin, Mr. Dou Jianzhong, Mr. Li Shilin, Mr. Wen Jinping, Mr. Wang Jiong, Mr. Zhao Jingwen, Mr. Chen Xiaoxian, Mr. Guo Ketong, Mr. Pu Jian, Mr. Wang Dongming, Mr. Guo Zhirong, Mr. Qiu Yiyong, Mr. Wang Jianzhi, Mr. Hong Bo, Mr. Ren Qinxin, Mr. Xuan Erniu, Mr. Ju Weimin, Mr. Sun Yalei, Mr. Xu Yudi, Mr. Li Kang, Mr. Sun Xiaowen, Mr. Zhang Jijing, Mr. Luo Ning and Mr. Sun Xinguo.

(iv) The registered office of CITIC Securities Corporate Finance (HK) Limited is 26/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

(v) The registered office of Anglo Chinese Corporate Finance, Limited is 40th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

(vi) The Directors (including the Directors on the Independent Board Committees) have indicated their intention, in respect of their own beneficial shareholdings (if any) to vote for the Agreement.

(vii) Save for Directors who, by reason of being members of the CITIC Group Concert Parties, will abstain from voting in relation to the Whitewash Waiver, the Directors (including the Directors on the Independent Board Committees) have indicated their intention, in respect of their own beneficial shareholdings (if any) to vote for the Whitewash Waiver.

(viii) As at the Latest Practicable Date, there is no agreement, arrangement or understanding to transfer, charge or pledge any voting rights over the new Shares to be issued pursuant to the conversion of the Convertible Bond.

(ix) The English text of the Circular and form of proxy shall prevail over the Chinese text in the case of inconsistency.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection (i) during normal business hours from 9:00 a.m. to 5:00 p.m. (other than Saturdays, Sundays and public holidays) at the principal place of business of CITIC Pacific in Hong Kong, (ii) on the website of CITIC Pacific at www.citicpacific.com, and (iii) on the website of the SFC at www.sfc.hk from the date of the Circular up to and including 19 December 2008, being the date of the EGM:

(i) the memorandum and new articles of association of CITIC Pacific;

(ii) the articles of association of CITIC Group;

(iii) the contracts referred to in the section headed "Material Contracts" in this appendix;

(iv) the letter, summary of values and valuation report relating to some of our property interests prepared by Knight Frank Petty Limited, the texts of which are set out in Appendix III to the Circular;

(v) the annual reports of CITIC Pacific for the two years ended 31 December 2007;

(vi) the interim report of CITIC Pacific for the six-month period ended 30 June 2008;

(vii) the letters of consent referred to in the section headed "Qualifications of Experts and Consents" in this appendix;

(viii) the report from the reporting accountant on the unaudited pro forma financial information of the Group, the text of which is set out in Appendix II of the Circular;

(ix) the letter from the Listing Rules Independent Board Committee, the text of which is set out on page 31 of the Circular;

(x) the letter from the Whitewash Independent Board Committee, the text of which is set out on page 32 of the Circular;

(xi) the letter from the Independent Financial Adviser, the text of which is set out on pages 33 to 56 of the Circular;

(xii) a copy of the Circular; and

(xiii) copy of all circulars issued pursuant to the requirements set out in Chapter 14 and/or 14A of the Listing Rules since the date of the latest published audited accounts.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 00267)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "**EGM**") of CITIC Pacific Limited ("**CITIC Pacific**") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Friday, 19 December 2008 at 10:30 a.m. for the purpose of considering and, if thought fit, passing (with or without amendments) the following resolutions of CITIC Pacific:

ORDINARY RESOLUTIONS

1. "**THAT:**

a) the agreement (the "**Agreement**") dated 12 November 2008 entered into between CITIC Pacific and CITIC Group, details of which are set out in the circular of CITIC Pacific dated 3 December 2008 (the "**Circular**") (a copy of the Agreement and the circular have been produced to the EGM marked "A" and initialled by the chairman of the EGM for the purpose of identification) and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified;

b) the increase in the authorised share capital of CITIC Pacific from HKD1,200,000,000 divided into 3,000,000,000 shares of HKD0.40 each ("the **Shares**") to HKD2,400,000,000 divided into 6,000,000,000 Shares by the creation of an additional 3,000,000,000 Shares ranking pari passu in all respects with existing issued and unissued Shares be and is hereby approved; and

c) the directors of CITIC Pacific or any committee thereof be and are hereby authorised to do all acts and execute all documents they consider necessary or desirable to give effect to the transactions contemplated in this ordinary resolution no. 1, including but not limited to (i) the issue of the convertible bond (the "**Convertible Bond**") pursuant to the Agreement; (ii) the issue and allotment to the holder of the Convertible Bond such appropriate number of new Shares upon the due exercise of the conversion rights attaching to the Convertible Bond;

(iii) the Novation (as defined in the Circular) and (iv) the increase in the authorised share capital of CITIC Pacific."

2. "**THAT** subject to and conditional on the passing of ordinary resolution no. 1, the waiver granted or to be granted by the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong and any delegate of such Executive Director pursuant to Note 1 on dispensations from Rule 26 of the Hong Kong Code on Takeovers and Mergers in respect of the obligation on the part of CITIC Group to make a mandatory general offer to the shareholders of CITIC Pacific for all issued Shares not already owned by it or parties acting in concert with it under Rule 26 of the Hong Kong Code on Takeovers and Mergers as a result of the allotment and issue of the new Shares upon the exercise of conversion rights attaching to the Convertible Bond be and is hereby approved."

By Order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 3 December 2008

Registered Office:
32nd Floor
CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

Notes:

(1) Any member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and, on a poll, vote instead of him. A proxy need not be a member of CITIC Pacific.

(2) To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the registered office of CITIC Pacific not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote.

(3) A form of proxy for use at the EGM is enclosed herewith.

此乃重要通函　請即處理

通函僅供參考，並不構成一項收購、購買或認購證券之邀請或要約。

閣下如對通函任何內容或應採取之行動**有任何疑問**，應諮詢持牌證券交易商、　閣下之股票經紀或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有中信泰富有限公司股份，應立即將通函交予買主或承讓人或經手買賣或轉讓之持牌證券交易商或註冊證券機構或銀行、股票經紀或其他代理人，以便轉交買主或承讓人。

香港聯合交易所有限公司對通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號：00267)

備用信貸
涉及中國中信集團公司認購可換股債券的
關連交易
申請清洗豁免
涉及將由中國中信集團公司承擔若干槓桿式外匯合約的
非常重大出售事項
及
增加法定股本

中國中信集團公司的財務顧問

CITIC 中信証券國際 CITIC Securities International

該等獨立董事委員會及獨立股東的獨立財務顧問

英高財務顧問有限公司

董事會函件載於通函第5頁至第30頁。

上市規則獨立董事委員會函件(載有其向獨立股東提供之意見)載於通函第31頁。

清洗豁免獨立董事委員會函件(載有其向獨立股東提供之意見)載於通函第32頁。

獨立財務顧問函件(載有其向該等獨立董事委員會及獨立股東提供之意見)載於通函第33頁至第56頁。

中信泰富謹訂於二零零八年十二月十九日上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行股東特別大會，大會通告載於通函第EGM-1頁至第EGM-2頁。不論　閣下能否出席股東特別大會，務請　閣下按照隨附之代表委任表格所印備之指示填妥，並儘快將表格送交予中信泰富之註冊辦事處，地址為香港中環添美道一號中信大廈三十二樓，惟無論如何須最遲於股東特別大會或其續會之指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可依願出席股東特別大會及於會上投票。

二零零八年十二月三日

目錄

於通函中，除文義另有所指外，以下詞彙具有下列之涵義。

「一致行動」	指	具有收購守則所賦予的涵義
「協議」	指	中信泰富與中國中信集團公司於二零零八年十一月十二日就(其中包括)認購事項及約務更替所訂立的協議
「英高財務」或「獨立財務顧問」	指	英高財務顧問有限公司，根據證券及期貨條例獲准從事第一類(證券交易)、第四類(就證券提供意見)、第六類(就機構融資提供意見)及第九類(提供資產管理)受規管活動的持牌法團，為該等獨立董事委員會及獨立股東之獨立財務顧問
「該公佈」	指	中信泰富於二零零八年十一月十二日就(其中包括)協議刊發的公佈
「澳元」	指	澳元，澳洲聯邦的法定貨幣
「董事會」	指	董事會
「營業日」	指	香港及澳洲悉尼銀行一般開門經營業務的日子(星期六、星期日或公眾假期除外)
「通函」	指	本通函
「中國中信集團公司」	指	中國中信集團公司，根據中國法律成立的國有企業，為中信香港的全資控股公司，於最後實際可行日期為中信泰富最大股東，持有約29%已發行股份
「中國中信集團公司一致行動人士」	指	就收購守則而言，中國中信集團公司及在中信泰富方面與其一致行動的人士
「中信香港」	指	中信(香港集團)有限公司，中國中信集團公司的全資附屬公司
「中信泰富」或「本公司」	指	中信泰富有限公司，一家在香港註冊成立的有限公司，其股份在聯交所上市

「完成」	指	完成協議
「完成日期」	指	完成的日期
「消費價格指數」	指	澳洲統計局於編號6401.0的目錄中公佈的消費價格指數(按八個首府城市所有類別的加權平均數計算)或由澳洲統計局(或其後續機構)公佈的任何替代指數
「轉換價」	指	可換股債券可轉換為股份的每股股份價格
「可換股債券」	指	中國中信集團公司或其指定代理人將予認購本金總額港幣一百一十六億二千五百萬元的可換股債券
「董事」	指	中信泰富董事
「股東特別大會」	指	中信泰富就批准(其中包括)協議、清洗豁免以及增加中信泰富法定股本而於二零零八年十二月十九日召開的股東特別大會
「歐羅」	指	歐羅，歐洲共同體的法定貨幣
「執行人員」	指	證監會企業融資部執行董事或執行董事委派的任何代表
「本集團」或「中信泰富集團」	指	中信泰富及其附屬公司
「港幣」	指	港元，香港的法定貨幣
「香港」	指	中國香港特別行政區
「該等獨立董事委員會」	指	上市規則獨立董事委員會及清洗豁免獨立董事委員會
「獨立股東」	指	根據上市規則或收購守則(視乎情況而定)，仍可於股東特別大會上就有關決議案投票的股東
「最後完整交易日」	指	二零零八年十月三十日，即緊接該公佈發表前的最後完整交易日

「最後實際可行日期」	指	二零零八年十一月二十八日，即通函日期前就確定當中所載若干資料的最後實際可行日期
「倫敦同業拆息」	指	三個月倫敦銀行同業拆息
「上市規則」	指	聯交所證券上市規則
「上市規則獨立董事委員會」	指	由獨立非執行董事何厚浠、韓武敦、陸鍾漢及何厚鏘組成之獨立董事委員會，就協議向獨立股東提供意見
「到期日」	指	二零零九年一月三十一日
「約務更替」	指	在協議條款的規限下，透過約務更替的方式，從實際經濟損益及／或法律方面轉讓本集團於若干澳元累計目標可贖回遠期合約項下的責任及利益
「約務更替合約」	指	根據約務更替將轉讓予中國中信集團公司的澳元累計目標可贖回遠期合約
「中國」	指	中華人民共和國
「該等建議」	指	備用信貸及協議
「參考日期」	指	二零零八年十一月二十六日，即通函日期前就當中所載的槓桿式外匯合約計算若干財務資料的最後實際可行日期
「有關期間」	指	於該公佈日期前六個月起至最後實際可行日期止期間
「人民幣」	指	人民幣，中國的法定貨幣
「證監會」	指	香港證券及期貨事務監察委員會

「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	股份持有人
「股份」	指	中信泰富股本中每股面值港幣0.40元的股份
「Sino Iron」	指	Sino Iron Pty Ltd，現時為本公司全資附屬公司，於完成中信泰富在二零零七年八月二十日刊發的公佈中所披露的出售後，該公司20%的股份將售予中國冶金科工集團公司
「備用信貸」	指	中國中信集團公司(作為貸款人)與中信泰富(作為借貸人)於二零零八年十一月十二日訂立的十五億美元備用信貸協議，有關年息率為倫敦同業拆息另加2.8厘
「聯交所」	指	香港聯合交易所有限公司
「認購事項」	指	認購可換股債券
「收購守則」	指	香港公司收購及合併守則(經不時修訂)
「美元」	指	美元，美利堅合眾國的法定貨幣
「清洗豁免獨立董事委員會」	指	由非執行董事張偉立、德馬雷及彼得•克萊特(德馬雷先生之替任董事)及獨立非執行董事何厚浠、韓武敦、陸鍾漢及何厚鏘組成之獨立董事委員會，就清洗豁免向獨立股東提供意見
「清洗豁免」	指	根據收購守則規則26的豁免註釋1，豁免可換股債券於二零零九年一月十九日前轉換為股份時將根據收購守則須作出全面收購的責任

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號：00267)

執行董事：
榮智健*(主席)*
范鴻齡*(董事總經理)*
李松興*(副董事總經理)*
榮明杰*(副董事總經理)*
莫偉龍*(集團財務董事)*
李士林
劉基輔
羅銘韜
王安德
郭文亮

非執行董事：
張偉立
德馬雷
常振明
彼得•克萊特*(德馬雷之替任董事)*

獨立非執行董事：
何厚浠
韓武敦
陸鍾漢
何厚鏘

註冊辦事處：
香港
中環
添美道一號
中信大廈
三十二樓

敬啟者：

備用信貸
涉及中國中信集團公司認購可換股債券的
關連交易
申請清洗豁免
涉及將由中國中信集團公司承擔若干槓桿式外匯合約的
非常重大出售事項
及
增加法定股本

緒言

於二零零八年十一月十二日，中信泰富宣佈其已訂立備用信貸及協議。

通函旨在向　閣下提供(其中包括)(i)有關備用信貸、協議及據此擬進行的交易以及清洗豁免的進一步資料；(ii)該等獨立董事委員會就協議及清洗豁免向獨立股東提供的推薦建議；(iii)獨立財務顧問就協議條款及清洗豁免致該等獨立董事委員會及獨立股東的意見函件；及(iv)股東特別大會通告。

備用信貸

誠如中信泰富於二零零八年十月二十日刊發的盈利警告公佈所述，中國中信集團公司同意為中信泰富協調安排十五億美元的備用信貸，以加強中信泰富的資金流通性。

中國中信集團公司與中信泰富於二零零八年十一月十二日訂立一項備用信貸；據此，中信泰富將可提取最多十五億美元(約港幣一百一十六億二仟五百萬元)，這筆款項將純粹用作提供資金使中信泰富可按下述的約務更替合約履行任何承諾及／或責任。中國中信集團公司將直接墊支備用信貸項下所需的款項，或促使向中信泰富提供有關款項。備用信貸為無抵押及須按要求償還。中信泰富應按倫敦同業拆息另加2.8厘的年息率支付利息。在備用信貸未獲提取的情況下，中信泰富無需支付任何利息，同時，中信泰富無需就備用信貸向中國中信集團公司支付任何費用。

倘若沒有不可預知的情況，中信泰富現時不擬提取備用信貸。備用信貸、可換股債券及約務更替的目的，乃顯示中國中信集團公司繼續支持中信泰富，以解決中信泰富於約務更替合約(如下文所述)項下的承諾及／或責任及加強本集團的資金流動性。截至最後實際可行日期，中信泰富未有提取備用信貸。

倘完成協議，協議下結欠的淨款額將用於償還備用信貸下尚未清償的款額。倘於發行可換股債券前並無提取備用信貸，備用信貸自完成時起及於其後將不再可供提取。倘完成並無發生，則須於二零零九年一月三十一日償還備用信貸。

協議

日期　：　二零零八年十一月十二日

訂約方　：　中信泰富與中國中信集團公司

中信泰富與中國中信集團公司已就下列事宜訂立協議：－

(i) 中信泰富發行本金總額為港幣一百一十六億二仟五百萬元的可換股債券。可換股債券的本金總額按初步轉換價每股股份港幣八元(可予調整)轉換為股份。由發行可換股債券時間起至可換股債券轉換為股份日期(不包括該日)止，應付票面息率為每年2厘。中國中信集團公司就可換股債券應向中信泰富支付的款額為港幣一百一十六億二仟五百萬元；及

(ii) 約務更替；據此，中國中信集團公司將用實際損益或透過轉讓約務更替的方式承擔約務更替合約項下的責任及利益。於參考日期，澳元兑美元匯率為0.6458，以此基準計算，約務更替合約項下所涉及的公平價定值之虧損預計為港幣一百一十三億元。因此，按下述目標澳元兑美元匯率的基準計算，及並不計及約務更替合約下的任何中期澳元結算及交收，倘於完成日期前一個營業日澳元兑美元的匯率與參考日期的匯率相同，中信泰富將就約務更替向中國中信集團公司支付約港幣九十一億元。然而，在完成日期前，中信泰富會繼續按下文所述根據約務更替合約接收若干澳元，並對有關約務更替合約之違反承擔責任。

根據協議條款，中國中信集團公司有權指派其任何全資附屬公司為可換股債券的認購人或約務更替的訂約方。

可換股債券的主要條款

本金額

可換股債券的本金總額為港幣一百一十六億二仟五百萬元。

發行價

中國中信集團公司就可換股債券應向中信泰富支付的款項為可換股債券的100%本金額，即港幣一百一十六億二仟五百萬元。

利息

由發行可換股債券時間起至可換股債券轉換為股份日期(不包括該日)止，應計利息為每年2厘。

轉換價

可換股債券將可按初步轉換價每股股份港幣八元轉換為股份。轉換價可按股份分拆或合併予以調整。

轉換價相當於：—

(i) 最後實際可行日期每股股份收市價港幣5.22元約53.3%的溢價；

(ii) 二零零八年十月三十一日(即中信泰富要求自當日下午二時三十分起暫停股份買賣之日)早上交易時段後每股股份收市價港幣6.06元約32.0%的溢價；

(iii) 最後完整交易日每股股份收市價港幣5.00元60.0%的溢價；

(iv) 由二零零八年十月十七日(包括該日)至二零零八年十月三十一日(包括該日下午二時三十分的收市價)止的十個交易日的每股股份平均收市價港幣5.92元約35.1%的溢價；及

(v) 二零零八年六月三十日每股股份的未經審核綜合資產淨值約港幣27.8元約71.2%的折讓。

換股及投票權

倘若獨立股東批准協議和清洗豁免及所有其他條件已經達成或獲得豁免(視乎情況而定)，可換股債券將於完成時自動轉換為股份。

倘並不獲執行人員授出清洗豁免或獨立股東批准，但假設其他條件已經達成或獲豁免(視乎情況而定)，協議仍將會進行至完成。然而，可換股債券的轉換將延至二零零九年一月十九日，即執行人員按收購守則規則26.1的註釋6於二零零八年十一月十二日授出的豁免，使中國中信集團公司可因該轉換而增持其於中信泰富股權而不會觸發收購守則項下全面收購責任的首日。

可換股債券的本金總額將可於發行時按初步轉換價每股股份港幣八元轉換為1,453,125,000股新股份，即佔現時已發行股份約66.26%；假設中信泰富在可換股債券獲轉換前並無對其已發行股本作出其他改變，則佔經悉數轉換可換股債券所發行股份而擴大的已發行股本約39.85%。其後出售根據上述轉換發行的有關股份並不附有任何限制。

因轉換而發行的股份在各方面將與於轉換日期已發行的股份享有同等權利，而其持有人將有權收取於配發該等股份當日之後所宣派、作出或派付的所有日後股息及分派。中信泰富計劃於股東特別大會上向股東尋求特別授權，並根據該特別授權配發及發行因轉換可換股債券而將予發行的股份。中信泰富將向聯交所提出申請，要求批准根據可換股債券將予發行的股份上市買賣。

董事(包括非執行董事)相信可換股債券的條款屬公平合理，符合股東的整體利益。

可換股債券期限

由完成起至到期日(包括該日)止期間。

轉讓

可換股債券可轉讓予任何其他屬於中國中信集團公司全資擁有實體的人士。

可換股債券的形式

可換股債券將僅為記名形式。

可換股債券的地位

可換股債券將列為中信泰富的直接、非後償、無條件及無抵押債務。

不會上市

可換股債券將不會在聯交所或其他地方上市。

約務更替及彌償保證

槓桿式外匯合約的背景

中信泰富已訂立的槓桿式外匯合約可分為兩類，即澳元每日累計遠期合約及累計目標可贖回遠期合約。

根據澳元每日累計遠期合約，履約匯率(即貨幣交收的匯率)及積累／終止匯率(如低於或相等於現貨匯率，便沒有貨幣交收)為預設。倘於有關時間的現貨匯率介乎履約匯率與積累／終止匯率之間，澳元的票面值將於相關期間按履約匯率進行交收。倘現貨匯率於有關時間低於履約匯率，澳元的預定金額(高於票面值)將會進行交收。

根據澳元累計目標可贖回遠期合約，履約匯率(或具遞增特徵(即反映貨幣於合約期內的升值))為預設。倘若合約期內特定日期的現貨匯率相等於或高於履約匯率，澳元的票面值將按履約匯率進行交收。履約匯率與現貨匯率間之差額將被視為該特定合約獲取的溢利，倘若累計溢利達到合約訂明的溢利上限時，該特定合約將會終止(即進一步交收貨幣的責任將會終止)。倘若現貨匯率低於履約匯率，澳元的預定金額(高於票面值)將按履約匯率進行交收。

雙貨幣累計目標可贖回遠期合約與澳元累計目標可贖回遠期合約類似，不同之處在於雙貨幣累計目標可贖回遠期合約具有澳元履約匯率及歐羅履約匯率，並以兩種貨幣中的較疲弱者(將兩種貨幣的現貨匯率與其相應的履約匯率作比較)進行交收。

人民幣累計目標可贖回遠期合約為淨結算合約，人民幣累計目標可贖回遠期合約將每月參照履約匯率計算的損益，以美元進行淨結算，而並非根據該等合約交收人民幣票面值。

仍在生效的槓桿式外匯合約之價值將按合約對手提供的估值，以各個相關期間結束時的公平價定值，同時將會對中信泰富損益表構成影響。該等合約按市價計算時，有關公平價定值會隨數項參數所帶動，其中包括波幅、市場流動性、買賣差價及息差。

約務更替合約

中信泰富與中國中信集團公司已協定，中信泰富將於完成後，按實際經濟損益轉讓，或在相關合約對手同意的情況下透過轉讓約務更替的方式，向中國中信集團公司轉讓約務更替合約(即若干澳元累計目標可贖回遠期合約)項下的權利與責任，轉讓價格按目標澳元兑美元匯率及其他公平價定值估值參數(包括但不限於對該等約務更替合約進行估價時的適用波幅、市場流動性、買賣差價及應用於該等合約的息差)釐定。除澳元兑美元匯率外，對該等約務更替合約的公平價定值進行估值時，需計入上述其他參數，該等其他參數將影響公平價定值，但澳元兑美元匯率仍為主要的決定因素。截至參考日期，本集團根據約務更替合約須接收的最高金額為五十五億澳元，分每月接收，為期至二零一零年十月。約務更替合約的履約價介乎0.7725至0.9600，而加權平均履約價為澳元兑美元0.9014。

完成後，在相關合約對手同意的情況下，各份約務更替合約將會正式轉讓予中國中信集團公司，否則，中信泰富將繼續成為訂約方。倘出現後者的情況，中國中信集團公司將根據約務更替的條款，自完成日期開始中信泰富的所有應付款項及因履行約務更替合約所產生的責任，向中信泰富作出補償及彌償保證。然而，在完成日期前，中信泰富會繼續按上文所述根據約務更替合約接收若干澳元，並對有關約務更替合約之違反承擔責任，而在完成日期後，中信泰富亦須面對中國中信集團公司自完成後的補償及彌償責任所產生的履約及信貸風險。自完成開始，中信泰富不再承擔經濟負擔，亦不再享有約務更替合約的利益。協議的影響為約務更替合約可於完成後進一步錄得損益(視乎完成後相關澳元兑美元匯率而定)，但在計及中國中信集團公司提供的彌償保證及任何透過約務更替的方式轉讓後，中信泰富在經濟上無須承擔該等虧損或享有相關溢利。

目標澳元兑美元匯率的計算方式如下：－

(i) 倘路透社即時資訊螢幕(Reuters Screen) RBA26頁面於完成日期前一個營業日下午四時正(悉尼時間)顯示澳元兑美元現貨匯率為0.7000或以下，目標澳元兑美元匯率將為0.7000。例如，倘澳元兑美元現貨匯率為0.6700，目標澳元兑美元匯率則為0.7000；及

(ii) 倘路透社即時資訊螢幕(Reuters Screen) RBA26頁面於完成日期前一個營業日下午四時正(悉尼時間)顯示澳元兌美元現貨匯率高於0.7000，目標澳元兌美元匯率將為該現貨匯率另加100點子。例如，倘澳元兌美元現貨匯率為0.7700，目標澳元兌美元匯率則為0.7700 + 0.0100 = 0.7800。

假如按上述目標澳元兌美元匯率釐定約務更替合約視同公平價總定值為虧損，中信泰富須向中國中信集團公司支付一筆相等於約務更替合約視同公平價總定值的款額。中國中信集團公司收取該筆款額後，須承擔屬視同公平價定值虧損的該等約務更替合約之持續責任，該等款額乃參考完成前一個營業日澳元兌美元匯率計算。相反，假如按上述目標澳元兌美元匯率釐定約務更替合約視同公平價總定值為溢利，中國中信集團公司則須就約務更替向中信泰富支付總額港幣一百元，而並非一筆相等於視同公平價總定值的款額。截至參考日期，澳元兌美元匯率為0.6458，據此，約務更替合約的公平價定值虧損估計為港幣一百一十三億元。根據上述基準，目標澳元兌美元匯率視同為0.7000，而約務更替合約的視同公平價定值虧損則估計為港幣九十一億元。換句話說，即使約務更替合約公平價定值虧損為港幣一百一十三億元，參照上述者，中信泰富只需向中國中信集團公司支付港幣九十一億元，以承擔該等約務更替合約項下的負擔。同時，中信泰富與中國中信集團公司(約務更替合約的訂約方)已協定澳元兌美元匯率的匯率下限為0.7000 (倘市場澳元兌美元現貨匯率不足0.7000)，公平價定值將參照完成日期前一個營業日澳元兌美元匯率0.7000以及其他估值參數予以確定及計算。僅透過估計的方法並且不計及根據約務更替合約項下的任何中期澳元結算和交收，倘若完成日期前一個營業日的澳元兌美元匯率與參考日期澳元兌美元匯率相同，估計中信泰富將就中國中信集團公司承擔約務更替合約的責任及利益向中國中信集團公司支付約港幣九十一億元。

完成日期的約務更替合約公平價定值(參照完成日期前一個營業日的匯率計算)與就約務更替合約已向中國中信集團公司支付或收取的代價之差額，為轉換可換股債券時發行股份所得款項淨額的一部分，將計入中信泰富的資產負債表內之股東權益。

會計處理

就說明用途，假設完成日期前一個營業日澳元兑美元匯率為0.6458，及所有其他估值參數與參考日期時相同，約務更替合約項下相應公平價定值虧損將為港幣一百一十三億元。按視同目標澳元兑美元匯率0.7000(因此乃訂約雙方中信泰富與中國中信集團公司協定當澳元兑美元匯率低於0.7000時，而訂約雙方之間則採用0.7000的匯率)計算，就約務更替合約應付中國中信集團公司的相應代價將為港幣九十一億元。

中信泰富截至二零零七年十二月三十一日止年度的年報第88頁已記載有關中信泰富對該等槓桿式外匯合約的入賬方法：

「衍生金融工具以公平價值入賬。公平價值變動之收益或虧損一般於損益賬中確認，除非衍生金融工具符合對沖交易會計。」

槓桿式外匯合約並不符合對沖交易會計。

僅供說明用途，下文載列中信泰富將對約務更替合約的入賬方法：－

(i) 無論完成與否，中信泰富將於損益賬中反映公平價定值虧損港幣一百一十三億元，故此相對將會有港幣一百一十三億元的衍生金融負債記錄入賬；

(ii) (a) 完成後但假設並無法律轉讓約務更替合約，中信泰富將會有港幣一百一十三億元的衍生金融資產記錄入賬，資產負債表內的相應貸方將為港幣九十一億元應付中國中信集團公司款額，而港幣一百一十三億元與港幣九十一億元之差額將計入股東權益之內(見下段)；或

(b) 完成後但假設所有約務更替合約的法律轉讓亦同時完成，中信泰富會不再確認按上文(i)項記錄入賬港幣一百一十三億元的衍生金融負債，並將港幣九十一億元應付中國中信集團公司的款額記錄入賬，而港幣一百一十三億元與港幣九十一億元之差額將計入股東權益之內(見下段)。

衍生金融負債港幣一百一十三億元與完成時應付中國中信集團公司款額港幣九十一億元之差額將計入股東權益之內，作為因轉換可換股債券將予發行股份時的部分認購價。

對中信泰富財務狀況的影響

完成後，約務更替合約將不再對中信泰富往後的損益賬構成任何淨影響。

(i) 完成後但於約務更替合約的法律轉讓前：－

約務更替合約的相關衍生金融工具將仍為中信泰富的合約責任；故此將按公平價定值，在與合約對手訂立正式協議落實法律轉讓前，公平價定值之變動將於損益賬內確認。同時，中信泰富將確認另一項衍生金融工具(即有關按協定價格向中國中信集團公司轉讓約務更替合約的協議)，而約務更替合約的法律轉讓前，倘若該項按公平價定值的衍生金融工具之公平價定值出現變動，該變動將於損益賬內確認。鑒於約務更替合約的公平價定值會有所變動，該衍生金融工具的公平價定值的變動方向，與約務更替合約公平價定值的變動方向相反。因此，完成後，約務更替合約對中信泰富損益賬的淨影響為零。

(ii) 完成後及假設同時完成約務更替合約的法律轉讓：－

誠如上文「會計處理」分節(ii)(b)段所述，本公司會不再確認有關約務更替合約的衍生金融負債。因此，完成後，約務更替合約不會對中信泰富損益賬構成任何影響。

協議的條件

待下列條件達成(或視乎情況而定，獲得中國中信集團公司豁免)後，方告完成：－

(a) 股份於完成之前及之時，於任何時間仍然在聯交所上市及買賣，惟暫停買賣不超過連續十個交易日(或中國中信集團公司可能以書面形式接納的較長期間)或任何就審批有關協議的公佈而暫停買賣者則除外，而且於完成之時或之前，並無接獲證監會或聯交所之指示，因完成或有關協議或備用信貸的條款而導致股份在聯交所之上市地位將會或可能遭撤銷或禁制(或其上市地位將會或可能被附加條件)；

(b) 獨立股東或股東(視乎情況而定)在股東大會上批准協議及任何適度增加中信泰富的法定股本；

(c) 獨立股東在股東大會上批准清洗豁免；

(d) 聯交所同意批准根據可換股債券將予發行之股份上市及買賣；

(e) 取得訂立及履行協議所需或適宜之任何香港、中國或其他地方之有關政府當局或其他有關第三者之所有同意或批准，包括辦理訂立及履行協議所需向任何香港、中國或其他地方之有關政府當局或其他有關第三者作出之一切存檔手續；香港、中國或任何其他有關司法權區就履行協議所需的法律規定之所有等候期均已屆滿或終止；

(f) 執行人員授出清洗豁免，並確認就協議項下擬進行的交易無須對中信1616集團有限公司及大昌行集團有限公司作出全面收購，中信1616集團有限公司及大昌行集團有限公司為中信泰富其中兩家附屬公司，其證券於聯交所上市；及

(g) 沒有嚴重違反中信泰富根據協議作出的保證，及本集團整體的(其中包括)業務、營運及財務狀況並無不能預計的重大不利轉變。

中國中信集團公司可行使絕對酌情權，隨時以書面形式豁免任何條件(或其中任何部分)，惟有關(b)項條件須根據上市規則取得獨立股東批准的規定則除外，而上述豁免須僅由中國中信集團公司釐定的條款及條件所限。於最後實際可行日期，就上文(f)項條件而言，執行人員已於二零零八年十一月十二日確認，不會就因轉換可換股債券而須對中信1616集團有限公司及大昌行集團有限公司作出全面收購。

中國中信集團公司承諾，倘若未能獲執行人員授出或獨立股東批准清洗豁免但假設其他條件已經達成或獲得豁免(視乎情況而定)，協議仍會完成。倘若完成並無發生，就已提取的備用信貸而言，所有備用信貸項下未清還的款額需於二零零九年一月三十一日償還。

完成

協議將於協議的各項條件全面達成(或視乎情況而定,獲得中國中信集團公司豁免)當日起計第三個營業日或訂約各方可能協定的其他日期完成,而完成的日期預計不遲於二零零八年十二月三十一日。假如協議的條件未能於二零零八年十二月三十一日或之前達成或(如適用)獲得中國中信集團公司豁免,協議將告失效,除非中國中信集團公司延長限期。

契約

關於備用信貸的條款,中信泰富已向中國中信集團公司承諾(其中包括),在未獲得所有董事事先協定前,其將:

(i) 不會發行、購回或授出任何股本或債務資本(根據中信泰富購股權計劃的未完成合約承諾除外);

(ii) 不會於訂立備用信貸日期後借取或籌集超逾港幣十億元的新借貸(於訂立備用信貸日期前已訂立但尚未提取的信貸除外);

(iii) 不會於非本集團所進行的日常及一般業務中訂立任何合約或承諾或就任何或然負債作出承諾;

(iv) 不會宣派、派付或作出任何股息或其他分派;

(v) 不會就中信泰富的資產提供任何抵押或提供擔保(有關已授予本集團之銀行信貸額或就本集團進行日常及一般業務過程中的責任者則除外);

(vi) 不會豁免或免除任何重大、民事、刑事或其他法律訴訟或任何重大責任或索償,或就此作出妥協或和解;或

(vii) 不會出售或收購任何重大資產

在協議下有類似的承諾,中信泰富將承諾直至轉換可換股債券之期間為止在未獲得中國中信集團公司事先的書面同意前不會進行上述事宜,前提是中國中信集團公司不得不合理拒絕或延遲同意任何與本集團現時所進行的日常及一般業務一致的行動。然而,任何有關約務更替合約的變動或終止須取得中國中信集團公司的同意。

收購守則含意

截至最後實際可行日期，中國中信集團公司一致行動人士(包括中國中信集團公司、中信香港、榮智健、范鴻齡、劉基輔、莊壽倉及蔡星海)除擁有協議項下中國中信集團公司及中信香港的權益外，亦合共持有1,115,989,285股股份，佔中信泰富已發行股本約50.89%。

於有關期間，中國中信集團公司一致行動人士的股份交易載列如下：

	日期	購入股份數目	每股平均價 (港幣元)
榮智健	二零零八年十月二十一日	1,000,000	7.370
	二零零八年九月五日	923,000	25.112
	二零零八年六月二十五日	253,000	28.990
	二零零八年六月二十四日	1,556,000	29.211
	二零零八年六月十九日	305,000	30.011
范鴻齡	二零零八年六月二十七日	20,000	27.750
	二零零八年六月二十四日	120,000	28.650
	二零零八年六月二十三日	500,000	29.797
蔡星海	二零零八年十月二十七日	100,000	3.730
中信香港	二零零八年十月二十一日	2,000,000	7.392
	二零零八年六月二十五日	252,000	28.995
	二零零八年六月二十四日	1,539,000	29.232

於有關期間，中信泰富購回股份詳情載列如下：

日期	購入股份數目	每股平均價 (港幣元)
二零零八年九月五日	1,000,000	25.236
二零零八年六月二十五日	252,000	28.998
二零零八年六月二十四日	1,590,000	29.254
二零零八年六月二十日	995,000	30.019

榮智健、范鴻齡、蔡星海及中信香港確認，於二零零八年十月二十八日之前，彼等各人均不知悉中國中信集團公司提出的清洗豁免申請所涉及的交易。基於該等確認，執行人員已確認，上述買賣不會構成收購守則附表VI第3(a)段所指的「導致失去資格的交易」。

協議須待(其中包括)取得清洗豁免後，方告作實。倘若股東及其持有一家上市公司超過30%但少於50%投票權的一致行動人士於任何十二個月內增持其股份2%以上，收購守則強制股東對上市公司股份作出強制性全面收購要約。中國中信集團公司一致行動人士受此2%股份限制至二零零九年一月十八日。倘若中國中信集團公司於二零零九年一月十八日或之前有意在無需承擔收購守則規定的全面收購責任之情況下通過轉換可換股債券為股份以增持中信泰富的股權2%以上，中國中信集團公司需要取得清洗豁免。中國中信集團公司已就清洗豁免向執行人員提出申請。

中國中信集團公司一致行動人士將就批准清洗豁免的決議案放棄投票。

執行人員已表明將會授出清洗豁免，惟清洗豁免需獲獨立股東以股數投票方式批准後，方可作實。全數轉換可換股債券後，中國中信集團公司於中信泰富所持的投票權將超逾中信泰富投票權的50%，而任何進一步增持的股權亦不會導致中國中信集團公司承擔收購守則規則26規定的全面收購的任何其他責任。

附錄三所載的估值報告是本集團於香港、新加坡及加拿大所持物業的估值，中信泰富在該等國家有能力委聘估值機構進行及編製估值報告，以便在向股東寄發通函前將有關報告載入通函內。就中國、澳洲及日本的物業而言，在不延遲寄發通函的情況下，本集團無法取得有關估值報告以供載入通函內。根據中信泰富二零零七年年報所載該等物業的估值，該等物業佔本集團所擁有全部物業的價值約66%。因此，中信泰富已根據收購守則規則11.6向執行人員申請豁免，無需將本集團於中國、澳洲及日本的物業的估值報告載入通函內。董事相信，延遲寄發通函及因此延遲完成(倘於股東特別大會上批准決議案)將不符合股東的整體利益。在任何情況下，加上考慮到執行人員已於二零零八年十一月十二日授出豁免，允許中國中信集團公司於二零零九年一月十九日或之後在無需承擔收購守則規定的全面收購責任之情況下增持中信泰富的股權，董事相信，任何延誤均會剝奪股東儘快及於二零零九年一月十九日前在股東特別大會上批准協議及清洗豁免的權利。協議及清洗豁免一經批准，將可讓中信泰富儘快獲得可換股債券項下的資金。獨

立財務顧問亦已確認，其認為物業估值報告中不包括該等物業不會影響其對獨立股東的推薦建議。經考慮上文所述，特別是考慮到董事對股東利益的意見後，執行人員已根據收購守則規則11.6豁免中信泰富嚴格遵守收購守則規則11.1(f)的規定，因而無須載入本集團於中國、澳洲及日本所持物業的估值報告。

發行可換股債券所得款項用途

中國中信集團公司就發行可換股債券應付中信泰富以償還備用信貸項下之任何欠款前的款項為港幣一百一十六億二千五百萬元。然而，中信泰富實際收取的現金將會抵扣中信泰富根據備用信貸(倘若備用信貸已被提取)及約務更替欠負中國中信集團公司的款項。假如完成前全數提取備用信貸，發行可換股債券後不會額外向中信泰富注入現金，而中信泰富預計需就約務更替向中國中信集團公司支付港幣九十一億元(假設按上述的目標澳元兑美元匯率計算，而於完成日期前一個營業日之匯率等同參考日期之匯率)。

倘發行可換股債券前沒有提取備用信貸，備用信貸將於完成之時及之後不再可供提取。發行可換股債券所得款項淨額，將用作抵扣中信泰富根據備用信貸(倘若備用信貸已被提取)及約務更替應付中國中信集團公司的任何到期款項，而餘額(如有)將用作一般營運資金。

於最後實際可行日期前的十二個月內，中信泰富並無進行任何集資活動。

訂立備用信貸及協議的原因及裨益

鑒於中信泰富於二零零八年十月二十日發出盈利警告公佈所述的事宜，備用信貸對確保本集團可顯示其有充足流動資金，以維持本集團直至完成時可履行若干槓桿式外匯合約的信心，乃屬合宜，而本集團憑藉約務更替將重組並減少其於約務更替合約項下的責任。此外，倘完成前一個營業日澳元兑美元匯率高於0.7000，約務更替將設有澳元兑美元匯率下限0.7000另加100點子的優待，意思是指中信泰富與中國中信集團公司就計算完成前一個營業日約務更替合約的視同公平價定值而言，只要實際澳元兑美元現貨匯率導致約務更替合約出現公平價定值虧損，中信泰富將向中國中信集團公司支付一筆少於該等約務更替合約的實際公平價定值虧損的款額，而中國中信集團公司自完成開始將實質承擔該等約務更替合約的公平價定值虧損之實際(及更高)金額。於二零一零年十月止期間，該等約務更替合約的公平價定值或會增減。約務更替將於完成時及自完成時起消除中信泰富就至二零一零年十月仍然運作的約務更替合約之任何其他進一步經濟風險。

鑒於目前全球股票及信貸市場動盪及欠缺流動性，董事會相信，現時難以另覓銀行提供額外信貸，因此，最可行的選擇是爭取最大股東中國中信集團公司提供的財政支援。對中信泰富而言，中國中信集團公司提供財政支援的成本為(i)根據備用信貸提取的款額，每年支付按倫敦同業拆息加2.8厘的利率計算的利息；及(ii)由發行可換股債券時間起至可換股債券獲轉換為股份當日（不包括該日）按年利率2%計算的票息。此外，中信泰富的槓桿式外匯合約仍在生效，可能引致額外虧損及資金需求，這會耗費本集團內部現金資源。因此，董事會相信，中國中信集團公司為有關合約的或然流動資金需求提供備用信貸，乃符合中信泰富的利益。備用信貸本身擬為暫行措施，長遠而言，持續成本不但增加本集團的資本負債比率，也會對財政表現造成不利影響。就此，發行及轉換可換股債券會對中信泰富有利。

在商討轉換價的過程中，董事已考慮（其中包括）中信泰富於二零零八年十月二十日刊發的盈利警告公佈、中國中信集團公司同意接納約務更替合約、股票市場目前波動的市狀以及全球緊絀的信貸市場。

此外，董事會認為，中國中信集團公司增持中信泰富股權的舉動，乃是中國中信集團公司作出承諾的證明，同時表示其對中信泰富未來經營前景的信心。

剩餘的槓桿式外匯合約的資料

假設所有約務更替合約已經以約務更替方式轉讓，在完成日期後，本集團持有之澳元累計目標可贖回遠期合約及每日累計澳元遠期合約合共須接收之最高金額為三十億澳元，該等合約純為對沖澳元需求而持有。此等剩餘的澳元合約的履約價為0.7680至0.9600，而加權平均履約價為0.8331。就該等澳元合約而言，為減少本集團的虧損，同時，致力滿足澳洲鐵礦石項目的澳元需求，中信泰富擬密切監察及留意實際情況，適時重組該等合約（包括使經重組的合約符合對沖交易會計的要求）及按該等合約收取澳元。本集團無意終止該等合約。

於參考日期，根據雙貨幣累計目標可贖回遠期合約應向本集團交付的最高金額為二億七千零二十萬澳元或一億四千九百二十萬歐羅，分每月接收，為期至二零一零年七月。假設澳元為較為疲弱之貨幣，則仍在生效的雙貨幣累計目標可贖回遠期合約的履約價為0.8200至0.9500，而加權平均履約價為澳元：美元0.8703。假設歐羅為較為疲弱之貨幣，則仍在生效的雙貨幣累計目標可贖回遠期合約的履約價為1.4000至1.4600，而加權平均履約價為歐羅：美元1.4422。由於雙貨幣累計目標

可贖回遠期合約經本集團與合約對手協議後可予終止，故本集團擬終止雙貨幣累計目標可贖回遠期合約。僅供說明之用，倘於參考日期終止雙貨幣累計目標可贖回遠期合約，本集團應付的賠償約為港幣五億零五百萬元。

由於部分人民幣累計目標可贖回遠期合約已終止(即該等人民幣累計目標可贖回遠期合約的交收責任已經終止)，因此，於參考日期，剩餘之人民幣累計目標可贖回遠期合約的最高面額為人民幣五十七億元。按參考日期的美元：人民幣6.83匯率計算，中信泰富於剩餘之人民幣累計目標可贖回遠期合約項下應付美元結算金額將不超過四千二百三十萬美元(本集團最高的實際應付金額，當中並無實質人民幣交收)。仍在生效的人民幣累計目標可贖回遠期合約的加權平均履約價為美元：人民幣6.50。中國中信集團公司不會接收人民幣累計目標可贖回遠期合約，而本集團目前有意保留人民幣累計目標可贖回遠期合約。

建議增加法定股本

於最後實際可行日期，中信泰富的法定股本為港幣十二億元，分為3,000,000,000股股份，其中有2,193,149,160股股份已發行繳足或入賬列作繳足。該等已發行股份在各方面享有同等權利，該等股份的持有人有權收取配發股份日期後所宣派、作出或派付的股息及分派。除根據中信泰富僱員購股權計劃授出的購股權獲行使而發行的343,000股股份外，自二零零七年十二月三十一日(即本集團最近期經審核財務報表之結算日)以來，並無發行任何股份。為達致上文「協議的條件」一節所指(b)項先決條件，並通過在董事可能不時認為適當的情況下，通過發行新股份及進行集資活動，為本集團未來擴充及增長提供靈活性，董事建議將中信泰富的法定股本增至港幣二十四億元，分為6,000,000,000股股份。增加中信泰富法定股本一事，須待股東於股東特別大會上通過一項普通決議案，方始作實，惟可換股債券及中信泰富的購股權計劃項下將發行的股份除外，中信泰富無意發行建議增加法定股本的任何部分。

中信泰富因轉換而導致的股權變動

假設可換股債券轉換前中信泰富已發行股本並無其他變更，中國中信集團公司在按初步轉換價全數轉換可換股債券後，將持有2,098,736,285股股份(佔中信泰富經擴大已發行股本約57.56%)。該等轉換股份一經根據轉換可換股債券配發及發行，將與配發及發行該等轉換股份日期之已發行股份在各方面享有同等權利，包括有權獲得於配發及發行該等股份日期當日或之後宣派、作出或派付的所有日後股息及分派。

下表列示中信泰富因轉換而導致的股權變動(假設截至可換股債券獲轉換日期已發行股份總數於最後實際可行日期起維持不變，惟因上述轉換而發行的股份則除外)：

股東姓名／名稱	於最後實際可行日期 股份數目	於最後實際可行日期 佔中信泰富已發行股本的概約百分比	假設可換股債券按每股股份港幣八元全數轉換 股份數目	假設可換股債券按每股股份港幣八元全數轉換 佔中信泰富經擴大的已發行股本的概約百分比
中國中信集團公司一致行動人士				
中國中信集團公司(透過中信香港或其指定代理人)	645,611,285	29.438%	2,098,736,285	57.558%
榮智健	418,418,000	19.078%	418,418,000	11.475%
范鴻齡	50,640,000	2.309%	50,640,000	1.389%
劉基輔	840,000	0.038%	840,000	0.023%
蔡星海	280,000	0.013%	280,000	0.008%
莊壽倉	200,000	0.009%	200,000	0.005%
中國中信集團公司一致行動人士合計(附註1)	1,115,989,285	50.885%	2,569,114,285	70.458%
其他董事				
李松興	1,000,000	0.046%	1,000,000	0.027%
榮明杰	300,000	0.014%	300,000	0.008%
莫偉龍	4,200,000	0.192%	4,200,000	0.115%
李士林	300,000	0.014%	300,000	0.008%
王安德	400,000	0.018%	400,000	0.011%
陸鍾漢	1,550,000	0.071%	1,550,000	0.043%
德馬雷	10,145,000	0.463%	10,145,000	0.278%
彼得•克萊特	34,100	0.002%	34,100	0.001%
其他公眾股東	1,059,230,775	48.295%(概約)	1,059,230,775	29.051%(概約)
總計	2,193,149,160	100%	3,646,274,160	100%

附註1：在這些股東之中，持有280,000股股份的蔡星海為中信泰富多家附屬公司董事，因此是中信泰富的關連人士。而持有200,000股股份的莊壽倉並非中信泰富的關連人士，因此根據上市規則第8.24條，他持有的股份被視為中信泰富公眾持股量的一部分。

於最後實際可行日期，已發行股份總數為2,193,149,160股。於最後實際可行日期，中信泰富亦授予其購股權計劃項下參與者購股權，其持有人在全數行使購股權時，可認購29,760,000股股份。該等購股權的行使價介乎每股股份港幣十九點九元至港幣四十七點三二元。中國中信集團公司一致行動人士於此等購股權當中持有4,000,000股行使價介乎港幣二十二點一元至港幣四十七點三二元的購股權。該4,000,000股購股權當中，2,000,000股購股權為榮智健持有、1,400,000股購股權為劉基輔持有及600,000股購股權為蔡星海持有。計算公眾股東的持股量時，中信泰富已計入加拿大鮑爾公司及其聯屬公司所持159,761,669股的股份，分別佔中信泰富於(i)最後實際可行日期；及(ii)假設可換股債券每股股份港幣八元全數轉換時已發行股本的7.28%及4.38%。加拿大鮑爾公司由非執行董事德馬雷的父親Paul G. Desmarais擁有及控制。根據上市規則第8.24條，加拿大鮑爾公司所持的股權被視為中信泰富公眾持股量的一部分。

倘若可換股債券於二零零九年一月十九日或之後獲轉換，根據執行人員於二零零八年十一月十二日按收購守則規則26.1的註釋6授出的豁免，中國中信集團公司(透過中信香港或其指定代理人)可在沒有產生收購守則規則26項下任何其他責任的情況下增持中信泰富的股權。倘授出清洗豁免及清洗豁免獲獨立股東批准，中國中信集團公司於完成時將轉換可換股債券，而據此發行的股份不會導致中國中信集團公司或與其一致行動的人士須承擔收購守則下提出全面收購建議的責任。

有關本集團的資料

中信泰富為一家於香港註冊成立的有限公司，其股份於聯交所上市。中信泰富及其附屬公司主要從事特鋼製造、鐵礦石開採、物業發展及投資、基礎建設(如發電、航空、隧道及信息業)以及銷售及分銷。

有關中國中信集團公司的資料

中國中信集團公司為一家國有企業，於一九七九年經中國國務院批准成立。中國中信集團公司在金融服務及實業投資領域經營廣泛的業務。中國中信集團公司的實業投資領域包括房地產業、工程承包業、原材料業，以及資源業、信息產業、製造業及服務業。

中信香港為一家於香港註冊成立的公司，並為中國中信集團公司的全資附屬公司。於最後實際可行日期，中信香港擁有約29%已發行股份。

本集團的意向

業務

現任董事及中國中信集團公司的意向為本集團將繼續經營其現有業務。中國中信集團公司無意對本集團的業務作出任何重大變動，亦無意重新部署或出售本集團任何資產，惟在日常業務過程中進行者則除外。中國中信集團公司目前亦無計劃使本集團進一步收購資產，但不排除日後進行有關收購的可能性。所有有關收購或出售本集團資產或業務的事項(如有)，將遵照上市規則及收購守則(如適用)進行。儘管目前市場狀況欠佳，但中國中信集團公司無意裁減本集團僱員或提出類似建議。

設立委員會

董事會已議決設立委員會，以便處理本集團一切有關槓桿式外匯合約的事宜。本公司已委任現任非執行董事及中國中信集團公司副董事長兼總經理常振明先生出任該委員會的主席。該委員會獲授權聽取內外各方如何改善本集團內部管理及風險管理之推薦建議、監控本集團存續及未來的槓桿式外匯合約以及與相關合約對手磋商約務更替合約的條款。

維持中信泰富上市地位

中國中信集團公司擬於完成後維持中信泰富於聯交所的上市地位。

一般事項

備用信貸及協議的條款(包括轉換價及約務更替的條款)乃經考慮上述因素後按公平基準磋商釐定。因此，董事(包括非執行董事)認為，備用信貸及協議的條款(包括轉換價及約務更替的條款)屬公平合理，並符合中信泰富及股東的整體利益。

中信泰富及中國中信集團公司原先預計備用信貸為十五億美元，以便按一般商業條款(就利息及抵押而言)增加中信泰富的流動資金，以及致使中信泰富有能力自行解決槓桿式外匯合約的事件。然而，於協商備用信貸時，經考慮目前波動的股票及信貸市場，中信泰富與中國中信集團公司所下的定論是(i)十五億美元的備

用信貸未必足夠讓中信泰富自行解決槓桿式外匯合約的事件；(ii)約務更替合約對中信泰富而言被視為極高風險的合約；及(iii)任何貸款需予償還。不能確定中信泰富能否按較中國中信集團公司就約務更替所提呈的條款更具吸引力的條款，與現有合約對手或投資銀行協商解除約務更替合約。中國中信集團公司已連同約務更替一併提呈備用信貸及協議之要約。約務更替、備用信貸及協議的條款乃同時一併進行協商。經考慮中信泰富與中國中信集團公司一併訂立約務更替、備用信貸及協議，董事(包括非執行董事)認為備用信貸的條款乃按正常商業條款下訂立。

直至二零零八年六月三十日止，本集團並無自二零零七年以來訂立的槓桿式外匯合約帶來任何虧損。於二零零八年七月一日至二零零八年十月十七日期間，本集團由槓桿式外匯合約引致的已變現虧損總額為港幣八億零七百七十萬元(當中港幣一億二千四百一十萬元為約務更替合約引致)，詳情已載於中信泰富於二零零八年十月二十日發出的盈利警告公佈內。

由二零零八年十月十八日(即緊隨中信泰富於二零零八年十月二十日刊發盈利警告公佈所採用的最後實際可行日期後當日)至二零零八年十一月十一日(即該公佈所載就槓桿式外匯合約計算有關財務資料而言的參考日期)期間，中信泰富已根據槓桿式外匯合約接收了二億六千六百一十萬澳元，按人民幣累計目標可贖回遠期合約亦作了每月淨結算，因此而變現之虧損總額為港幣二億五千九百萬元。中信泰富亦在此期間賣出已接收的一億八千五百五十萬澳元，導致港幣一百九十萬元的虧損。中信泰富已進一步終止部分澳元累計目標可贖回遠期合約，虧損港幣二億七千七百五十萬元。

因此，由二零零八年十月十八日至二零零八年十一月十一日期間，上述情況令本集團純粹由槓桿式外匯合約而產生之虧損合共約港幣五億三千八百四十萬元(當中港幣四億七千四百六十萬元為約務更替合約引致)，導致二零零八年七月一日至二零零八年十一月十一日變現之虧損(純粹由槓桿式外匯合約產生)合共港幣十三億元。有關本集團截至二零零八年十一月十一日的槓桿式外匯合約的其他資料，請參閱該公佈。

由二零零八年十一月十二日(即緊隨該公佈所用的參考日期後當日)至參考日期期間，中信泰富已根據槓桿式外匯合約接收了二億二千八百八十萬澳元，按人民幣累計目標可贖回遠期合約亦作了每月淨結算，因此而變現之虧損總額為港幣二億五千三百二十萬元。中信泰富亦在此期間賣出已接收的一億一千零一十萬澳元，導致港幣三千一百八十萬元的虧損。

因此，由二零零八年十一月十二日至參考日期期間，上述情況令本集團純粹由槓桿式外匯合約而產生之虧損合共約港幣二億八千五百萬元（當中港幣一億六千一百三十萬元為約務更替合約引致），導致二零零八年七月一日至參考日期變現之虧損（純粹由槓桿式外匯合約產生）合共港幣十六億元。

僅供說明用途，假設協議於參考日期之後一個營業日完成，約務更替合約的公平價定值於參考日期（即假設完成日期前一個營業日）之虧損估計為港幣一百一十三億四千萬元，而本集團剩餘的槓桿式外匯合約之公平價定值於參考日期之虧損則估計為港幣五十六億三千萬元。因此，計入上述變現之虧損合共港幣十六億元後，本集團所有槓桿式外匯合約變現虧損及公平價定值虧損的總額為港幣一百八十六億元。務請股東及準投資者注意，上文所述者僅供說明用途，本集團因槓桿式外匯合約產生的實際虧損（已變現或公平價定值）將視乎不時通行的匯率而有所改變，故此可能有別於上文所舉例子之數據。

由於中國中信集團公司（透過中信香港）於最後實際可行日期間接持有約29%已發行股份，故為中信泰富的最大股東，因此，協議項下擬進行的交易根據上市規則構成中信泰富的關連交易。鑑於中信泰富就約務更替應付的款項，根據上市規則，協議亦構成非常重大的出售事項。儘管備用信貸為一項關連交易，但由於其按正常商業條款進行且並無抵押，因此按上市規則獲豁免須作出進一步公佈或取得股東批准的規定。

可轉換股份的購股權、衍生金融工具、認股權證及其他證券

於最後實際可行日期，已根據中信泰富購股權計劃向參與者授出購股權，其持有人在悉數行使購股權時有權認購29,760,000股股份。在此等購股權當中，中國中信集團公司一致行動人士佔4,000,000股購股權，行使價介乎港幣二十二點一元至港幣四十七點三二元。在4,000,000股購股權當中，榮智健、劉基輔及蔡星海分別持有2,000,000股、1,400,000股及600,000股購股權。

授予董事的尚未行使購股權的詳情載於通函附錄四，授予承授人(董事除外)的尚未行使購股權載列如下：－

(A) 根據香港法例第57章僱傭條例界定下按持續合約受聘的本公司僱員(董事除外)：

授出日期	每股行使價 *(港幣元)*	行使期	於最後實際可行日期尚未行使的購股權數目
1.11.2004	19.90	1.11.2004 – 31.10.2009	1,030,000
20.6.2006	22.10	20.6.2006 – 19.6.2011	2,046,000
16.10.2007	47.32	16.10.2007 – 15.10.2012	6,750,000

(B) 其他人士

授出日期	每股行使價 *(港幣元)*	行使期	於最後實際可行日期尚未行使的購股權數目 *(附註)*
1.11.2004	19.90	1.11.2004 – 31.10.2009	1,050,000
20.6.2006	22.10	20.6.2006 – 19.6.2011	1,600,000
16.10.2007	47.32	16.10.2007 – 15.10.2012	1,600,000

附註： 此等購股權乃授予(i)一名按持續合約受聘且其後已退休的前僱員及(ii)前董事的購股權。自二零零八年一月一日起至最後實際可行日期，授予前僱員的50,000股購股權已經失效。

除通函披露者及根據中信泰富購股權計劃可能授出的購股權外，於最後實際可行日期，中信泰富並無任何未行使而可轉換股份的購股權、衍生金融工具、認股權證及其他證券，亦無任何其他中信泰富衍生金融工具。

要求按股數投票方式表決的程序

根據中信泰富之新組織章程細則第75條，於任何股東大會提呈表決之決議案應以舉手方式表決，除非下列人士在宣佈舉手表決結果之前或當時，或撤銷任何其他按股數投票表決要求時，要求以按股數投票方式表決：

(i) 股東大會主席；或

(ii) 最少三名親自出席並當時有權於會上投票之股東或其委任代表；或

(iii) 任何親自出席或委派代表出席之一名或以上股東，且擁有不少於所有有權於會上投票之所有股東之投票權總額十分之一；或

(iv) 親自出席或委派代表出席之一名或以上股東，其持有獲賦予權利於會上投票之已繳足股款不少於獲賦予該項權利之所有已繳足股份總值十分之一的股份。

按股數投票方式表決之結果將於股東特別大會當日登載於中信泰富及聯交所之網站。

股東特別大會

根據上市規則，如發行人的某項交易或安排根據上市規則規定須經股東批准，則在有關股東大會上，任何在該項交易或安排中有重大利益的股東均須就是否通過該項交易或安排的決議上放棄投票。股東特別大會上將提呈一項決議案(獨立於批准清洗豁免的決議案)，以批准協議及其項下擬進行的交易，包括發行可換股債券、轉換可換股債券時進行的股份發行、約務更替及增加中信泰富的法定股本。鑒於榮智健、范鴻齡、劉基輔、莊壽倉及蔡星海並非協議的任何一方，而協議及其項下擬進行的交易並無授予他們任何其他股東無法享有的利益，故此，上述各方於協議及其項下擬進行的交易中並無重大利益，他們有權就有關協議、據此擬進行的交易及增加中信泰富法定股本之獨立決議案投票。榮智健、范鴻齡、劉基輔、莊壽倉及蔡星海各人已向中信泰富表明，其有意投票贊成該決議案。然而，中國中信集團公司及中信香港將就該決議案放棄投票。發行可換股債券及約務更替須取得獨立股東批准後，方可作實，因此，發行可換股債券及約務更替可能或可能不會進行。

根據收購守則，任何股東如有涉及該等交易或於該等交易中擁有利益，該名股東須就清洗豁免放棄投票。因此，中國中信集團公司一致行動人士已確認，他們將就清洗豁免的決議案放棄投票。中國中信集團公司一致行動人士包括中國中信集團公司、中信香港、榮智健、范鴻齡、劉基輔、莊壽倉及蔡星海。

隨函附奉股東特別大會適用之代表委任表格。不論 閣下能否出席股東特別大會，務請 閣下按照隨附之代表委任表格所印備之指示填妥，並儘快將表格送交予中信泰富之註冊辦事處，地址為香港中環添美道一號中信大廈三十二樓，惟無論如何須最遲於大會之指定舉行時間48小時前交回。填妥及交回代表委任表格後，股東仍可依願出席股東特別大會及於會上投票。

推薦建議

中信泰富已成立該等獨立董事委員會，分別就協議及清洗豁免向獨立股東提供意見。上市規則獨立董事委員會的成員包括全體四名獨立非執行董事，即何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生，而清洗豁免獨立董事委員會的成員則包括三名非執行董事(即張偉立先生、德馬雷先生及彼得•克萊特先生(德馬雷先生之替任董事))以及全體四名獨立非執行董事。上述該等獨立董事委員會成員並無直接或間接擁有協議及清洗豁免的任何權益，亦無涉及協議及清洗豁免。

中信泰富已委任獨立財務顧問，就協議條款及清洗豁免向該等獨立董事委員會及獨立股東提供意見。該等獨立董事委員會已批准獨立財務顧問的任命。

務請 閣下垂注：(i)上市規則獨立董事委員會函件，其中載有上市規則獨立董事委員會就批准協議及據此擬進行交易的決議案向獨立股東提供的推薦建議；(ii)清洗豁免獨立董事委員會函件，其中載有清洗豁免獨立董事委員會就批准清洗豁免的決議案向獨立股東提供的推薦建議；及(iii)獨立財務顧問函件，其中載有獨立財務顧問就協議條款及清洗豁免向該等獨立董事委員會及獨立股東提供的意見。

董事會認為:(i)協議、據此擬進行的交易及建議增加法定股本;以及(ii)清洗豁免乃符合中信泰富及股東的整體利益,並推薦股東於股東特別大會上就上述事宜投票贊成有關決議案。

其他資料

謹請 閣下垂注通函各附錄載列的資料。

此致

列位股東 台照

承董事會命
中信泰富有限公司
主席
榮智健
謹啟

二零零八年十二月三日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號：00267)

敬啟者：

備用信貸
涉及中國中信集團公司認購可換股債券的
關連交易
申請清洗豁免
涉及將由中國中信集團公司承擔若干槓桿式外匯合約的
非常重大出售事項
及
增加法定股本

吾等謹此提述中信泰富有限公司於二零零八年十二月三日刊發的通函(「**通函**」)，而本函件為通函的一部分。除文義另有所指外，通函所採用之詞彙與本函件所採用者具有相同涵義。

吾等獲委任組成上市規則獨立董事委員會，就協議向　閣下提供意見，協議的詳情載於通函的「董事會函件」內。

吾等謹請　閣下垂注載於通函第5至30頁的董事會函件，及載於通函第33至56頁的獨立財務顧問函件。經考慮協議的條款、獨立財務顧問的意見及其達致意見時所考慮的主要因素及理由後，吾等認為，對獨立股東而言，協議的條款(包括可換股債券、轉換價及約務更替的條款)屬公平合理，並符合中信泰富及股東的整體利益。因此，除非有任何人士提出更佳的建議，否則吾等推薦獨立股東投票贊成將於股東特別大會上提呈的決議案，以批准(其中包括)協議及其項下擬進行的交易。

此致

列位獨立股東　台照

中信泰富有限公司
上市規則獨立董事委員會
何厚浠　　**韓武敦**
陸鍾漢　　**何厚鏘**
獨立非執行董事
謹啟

二零零八年十二月三日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號：00267)

敬啟者：

備用信貸
涉及中國中信集團公司認購可換股債券的
關連交易
申請清洗豁免
涉及將由中國中信集團公司承擔若干槓桿式外匯合約的
非常重大出售事項
及
增加法定股本

吾等謹此提述中信泰富有限公司於二零零八年十二月三日刊發的通函(「**通函**」)，而本函件為通函的一部分。除文義另有所指外，通函所採用之詞彙與本函件所採用者具有相同涵義。

吾等獲委任組成清洗豁免獨立董事委員會，就清洗豁免向　閣下提供意見，清洗豁免的詳情載於通函的「董事會函件」內。

吾等謹請　閣下垂注載於通函第5至30頁的董事會函件，及載於通函第33至56頁的獨立財務顧問函件。經考慮上市規則獨立董事委員會的意見、清洗豁免、獨立財務顧問的意見及其達致意見時所考慮的主要因素及理由後，吾等認為，對獨立股東而言，清洗豁免符合中信泰富及股東的整體利益。因此，除非有任何人士提出更佳的建議，否則吾等推薦獨立股東投票贊成將於股東特別大會上提呈的決議案，以批准清洗豁免。

此致

列位獨立股東　台照

中信泰富有限公司
清洗豁免獨立董事委員會
張偉立　　**德馬雷**
彼德•克萊特(德馬雷之替任董事)
非執行董事

何厚浠　　**韓武敦**
陸鍾漢　　**何厚鏘**
獨立非執行董事
謹啟

二零零八年十二月三日

以下為英高財務致該等獨立董事委員會及獨立股東的函件全文，乃為載入通函而編製。

ANGLO CHINESE
CORPORATE FINANCE, LIMITED
www.anglochinesegroup.com

英高財務顧問有限公司

香港中環康樂廣場8號交易廣場第二期40樓

敬啟者：

備用信貸涉及中國中信集團公司認購由中信泰富發行的可換股債券的關連交易申請清洗豁免及涉及將由中國中信集團公司承擔若干槓桿式外匯合約的非常重大出售事項及增加中信泰富法定股本

緒言

謹此提述吾等獲委任為獨立財務顧問，就協議及清洗豁免向該等獨立董事委員會及獨立股東提供意見。協議及清洗豁免的詳情載於中信泰富於二零零八年十二月三日刊發的通函(「通函」)內，本函件亦為通函的一部分。除文義另有所指外，本函件所採用詞彙與通函內所界定者具有相同涵義。

根據上市規則第14A及14章，協議構成中信泰富一項關連交易及一項非常重大出售事項；而倘證監會根據收購守則規則26條不授出清洗豁免，根據協議於二零零九年一月十九日前轉換可換股債券則可能導致須按上述守則的條文提出強制性全面收購建議。

因此，協議及清洗豁免(證監會已表示將授出清洗豁免)須遵守上市規則所載的申報及公告規定，並須分別根據上市規則及收購守則取得指定的獨立股東批准。

由於中國中信集團公司持有中信泰富約29%股權，故其根據上市規則為中信泰富的關連人士，因此有關交易構成中信泰富的關連交易及非常重大出售事項；而鑑於就約務更替應付的款項，根據上市規則，約務更替構成中信泰富的一項非常重大出售事項。儘管根據上市規則備用信貸亦為一項關連交易，但由於其按正常商業條款訂立且並無抵押，因此獲豁免作出進一步公告或取得股東批准的規定。

中信泰富已成立該等獨立董事委員會，分別就協議及清洗豁免向獨立股東提供意見。上市規則獨立董事委員會的成員包括全體四名獨立非執行董事，即何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生；而清洗豁免獨立董事委員會的成員則包括四名非執行董事中的其中三位(即張偉立先生、德馬雷先生及彼得•克萊特先生(德馬雷先生之替任董事))以及全體四名獨立非執行董事。上述該等獨立董事委員會成員並無直接或間接在協議或清洗豁免中擁有任何權益，亦無直接或間接涉及協議或清洗豁免。

成立上市規則獨立董事委員會是為考慮協議是否公平合理以及是否符合中信泰富及其股東(包括獨立股東)的整體利益。成立清洗豁免獨立董事委員會是為考慮清洗豁免是否符合中信泰富及其股東(包括獨立股東)的整體利益。吾等獲委任就上述事項向該等獨立董事委員會及獨立股東提供意見。

在達致吾等的意見及推薦建議時，吾等依賴中信泰富向吾等所提供的資料及事實，以及董事所表達的意見。吾等已假設通函內所載或所引用的資料及聲明在該等資料及聲明作出時乃真實及準確，且於通函寄發當日仍屬真實及準確。吾等並無理由懷疑董事向吾等提供的資料及聲明的真實性、準確性及完整性。吾等亦獲董事告知，並相信通函內並無遺漏任何重大事實。吾等並無對中信泰富集團的業務作出獨立調查，或核證吾等所考慮或獲提供的任何資料。

吾等認為吾等已審閱足夠資料以達致知情見解，並有理由依賴通函所載資料的準確性，且為吾等的推薦建議提供合理基礎。

除就上述委任向中信泰富提供服務而收取的一般專業服務費用外，概無訂立任何安排使英高財務可向中信泰富或其任何聯繫人收取任何利益。

主要因素

吾等於達致向該等獨立董事委員會及獨立股東提供的意見時，曾考慮下列主要因素。

背景

中信泰富為一家投資控股公司，於中國進行業務或投資，或進行與中國業務有關的投資，包括特鋼製造、鐵礦石開採、物業發展及投資、發電、航空、隧道、信息業，以及於全中國分銷汽車及消費品。近年，特鋼製造佔中信泰富溢利貢獻的最大部分。

中信泰富於西澳洲擁有二十億噸磁鐵礦的開採權及擁有選擇權可購入另外四十億噸磁鐵礦，此等鐵礦石開採是中國內地特鋼製造的投資的相關部分。在該礦場完全落成之時，該二十億噸磁鐵礦石可每年生產二千七百六十萬噸鐵礦產品，以供應中國內地及中信泰富本身的鋼鐵廠的需要。

根據中信泰富於二零零八年六月三十日的中期報告，仍在興建澳洲鐵礦石開採項目的基礎建設。該項目首兩期的最新資本開支預計達三十五億美元(相等於約港幣二百七十三億元)，其中約75%為已承諾開支。另一筆約三億五千萬美元(相等於約港幣二十七億元)的資本開支預期將於該項目第三期(用於額外十億噸磁鐵礦資源)展開時產生。此項投資將為加工及支援的基礎建設(包括港口設施、礦漿管道、發電站及海水淡化廠)提供資金。

由於以澳元及人民幣作出重大開支承諾(少數以歐羅作出)，而項目貸款以美元列值，中信泰富賬目的呈報貨幣為港幣(港幣乃與美元掛鈎)，且全球鐵礦價格以美元列值，此項投資為中信泰富的貨幣管理帶來重大挑戰。

因此，董事計劃五年內此項投資將需要約三十五億澳元及一億二千三百萬歐羅。按二零零八年六月三十日的未經審核賬目(載於通函附錄一)所示的中信泰富集團綜合資產總額約港幣一千二百四十二億元計算，澳洲鐵礦石開採項目佔中信泰富資產一重大部分。

誠如中信泰富於二零零八年十月二十日刊發的公佈所載，中信泰富簽訂多項澳元及歐羅槓桿式外匯合約，以減低澳洲鐵礦石開採項目產生的貨幣風險及人民幣貨幣風險，該等槓桿式外匯合約導致重大未變現虧損。中信泰富解釋，此乃由

於 貴公司現已辭任的主要員工並未遵守中信泰富貨幣管理政策。投資者應參閱中信泰富於二零零八年十月二十日刊發載有盈利警告的公佈。

倘匯價或澳元兑美元的匯率下跌，該等槓桿式外匯合約對 貴公司帶來的虧損並無限額，據中信泰富所獲的法律意見，在未獲合約對手同意前難以將該等合約平倉，因此，中信泰富現時至二零一零年間可能面對龐大未變現虧損。倘該等虧損成為變現虧損，由於該等負債可能超過經營業務的經常性預測現金流量，中信泰富可能需出售重大資產或獲取新資本，以在上述負債到期時履行有關責任。該等未變現虧損的預期金額載於下文「槓桿式外匯合約的背景」一節。

鑑於該等事態發展，中信泰富於二零零八年十一月十二日公佈，中信泰富最大股東中國中信集團公司將按通函所載的條款安排最多十五億美元的備用信貸，並同意根據協議(包括有條件認購港幣一百一十六億二千五百萬元的可換股債券及約務更替)，為中信泰富重新提供資金，令中信泰富可應付有關責任，而不會對其業務或前景構成嚴重干擾。誠如下文所述，該等安排須取得通函及本函件所載的批准及同意後方始作實。

中國中信集團公司為根據中國法律成立的國有企業，於最後實際可行日期為中信泰富最大股東，持有約29%股份。中國中信集團公司在金融服務及實業投資領域經營廣泛的業務。中國中信集團公司的實業投資領域包括房地產業、工程承包業、原材料業及資源業、信息產業、製造業及服務業。中國中信集團公司被廣泛視為中國領先商業企業之一，為中國政府所擁有。根據中國中信集團公司的年報，於二零零七年十二月三十一日，中國中信集團公司的資產總額約人民幣一萬三千二百二十億元，淨利潤約人民幣一百六十億元，分別約相等於港幣一萬四千九百三十億元及港幣一百八十億元。

市場最近發展及目前市場狀況

吾等認為近期發生的事件對考慮該等建議而言是非常重要的。

自二零零七年十二月三十一日(即中信泰富最近期經審核賬目的結算日)及刊發二零零八年六月三十日中期未經審核賬目以來，全球市場出現不尋常的高度波幅，而許多市場亦出現逆轉。各貨幣之間的匯價大幅變動，在全球及中信泰富經營業務的所有主要市場中，一直處於上升趨勢的股票市場及商品價格亦大幅下跌；而普遍用於衡量全球貿易情況及展望的波羅的海證券交易所，自其於二零零八年五月的高位下跌約93%(見表10)。有關波幅及多項重大逆轉造成全球普遍出現虧損，使環球信貸及資本市場資金緊絀，並令中國及其他地方的物業價格及其他資本資產因而受壓。

二零零八年，經濟合作發展組織國家政府進行前所未有的干預，投放數以百億或千億計美元，以免銀行系統出現崩潰。

下表1載列主要貿易貨幣於二零零五年、二零零六年及二零零七年十二月三十一日以及二零零八年初至今期間對比以往期間結束時的升幅或跌幅。年初至現時為止，澳元的波動較大，且出現異常跌幅。有關情況於表2所列的澳元兑美元匯價圖表中顯示。

下表1：美元兑其他貨幣的表現

美元匯率或匯價

	二零零五年十二月三十一日	二零零六年十二月三十一日	二零零七年十二月三十一日	二零零八年十一月二十八日（最後實際可行日期）
人民幣	8.0702	7.8045	7.3036	6.8346
日圓	117.75	119.05	111.75	95.46
澳元	0.7328	0.7885	0.8751	0.6530
新西蘭元	0.6837	0.7039	0.7659	0.5487
加元	1.1620	1.1657	0.9984	1.2432
英鎊	1.7230	1.9588	1.9850	1.5331
歐羅	1.1849	1.3197	1.4589	1.2734
瑞士法郎	1.3134	1.2201	1.1335	1.2144

美元匯率表現(%)
(註：正百分比表示外幣升值)

	二零零六年十二月三十一日	二零零七年十二月三十一日	二零零八年十一月二十八日（最後實際可行日期）
人民幣	3.4%	6.9%	6.9%
日圓	-1.1%	6.5%	17.1%
澳元	7.6%	11.0%	-25.4%
新西蘭元	3.0%	8.8%	-28.4%
加元	-0.3%	16.8%	-19.7%
英鎊	13.7%	1.3%	-22.8%
歐羅	11.4%	10.5%	-12.7%
瑞士法郎	7.6%	7.6%	-6.7%

資料來源：　彭博Bloomberg
日期：　　二零零八年十一月二十八日

下表2：澳元兌美元的Fibonacci分析表


1.0
0.9
0.8
0.7
0.6
0.5
0.4
美元
一九九九年
二零零零年
二零零一年
二零零二年
二零零三年
二零零四年
二零零五年
二零零六年
二零零七年
二零零八年

資料來源： *彭博Bloomberg*
日期： *二零零八年十一月二十八日*

吾等相信，上表顯示澳元兌美元匯價極有可能於未來十二個月下試表2所列的較低水平。倘在沒有完成協議及並未進行可實行的對沖策略的情況下，該匯價意味著中信泰富的公平價定值未變現虧損將會更大。

表3載列中信泰富的股價、主要股票市場指數及經選定可比較公司(均以香港或新加坡作主要上市地的公開上市公司)的股價於本年度至今的百分比變動。該等可比較公司從事與中信泰富相類似業務、具綜合企業的公司架構以及業務地區分佈側重於大中華地區，故吾等認為可與中信泰富進行有效比較。

下表3：中信泰富股價及指數水平的變動

	二零零七年十二月三十一日	二零零八年十一月二十八日（最後實際可行日期）	變動 (%)
中信泰富	港幣43.55元	港幣5.22元	-88%
指數			
恒生指數	27,812.65	13,888.24	-50%
恒生中國內地流通指數	8,927.61	3,907.43	-56%
恒生中國企業指數	16,124.72	7,207.48	-55%
上海綜合指數	5,261.56	1,871.16	-64%
道瓊斯工業平均指數	13,264.80	8,829.04	-33%
標準普爾500指數	1,468.36	896.24	-39%
W-iltshire 5000	14,753.60	8,835.38	-40%
日經225指數	15,307.78	8,512.27	-44%
富時綜合指數	3,286.67	2,098.01	-36%
摩根士丹利資本國際(亞太)(不含日本)指數	1,574.55	871.15	-45%
摩根士丹利資本國際全球指數	1,588.80	892.93	-44%
標準普爾／澳洲證券交易所300金屬及礦業指數	5,286.50	2,998.30	-43%
中國鐵粉礦(中國港口每噸價格)	188.00	72.50	-61%
FIBER美國商品鋼鐵價格	270.33	101.67	-62%
波羅的海乾散貨指數	9,143.00	715.00	-92%
上市聯屬公司			
國泰航空	港幣20.40元	港幣7.52元	-63%
中信1616	港幣2.16元	港幣0.78元	-64%
大昌行	港幣3.50元	港幣1.00元	-71%
中信國安	人民幣17.25元	人民幣6.02元	-65%

	二零零七年 十二月 三十一日	二零零八年 十一月 二十八日 (最後實際 可行日期)	變動 *(%)*
可比較公司			
和記黃埔	港幣88.45元	港幣38.90元	-56%
長江實業	港幣144.20元	港幣73.00元	-49%
怡和集團	27.70美元	17.80美元	-36%
怡和策略	15.70美元	9.58美元	-39%
太古	港幣107.50元	港幣52.00元	-52%
九龍倉	港幣40.85元	港幣18.40元	-55%
招商局	港幣48.50元	港幣14.76元	-70%
華潤創業	港幣33.50元	港幣11.98元	-64%
會德豐	港幣24.00元	港幣14.70元	-39%
新世界發展	港幣27.65元	港幣6.10元	-78%
合和實業	港幣29.79元	港幣20.10元	-33%
上海實業	港幣34.00元	港幣14.64元	-57%
復星國際	港幣7.30元	港幣1.81元	-75%
中國旅遊	港幣5.04元	港幣0.97元	-81%
天津發展	港幣9.30元	港幣2.16元	-77%
	股價下跌的平均數		**-57.3%**
	股價下跌的中位數		**-56.0%**

資料來源：　彭博Bloomberg、Metal Bulletin
日期：　二零零八年十一月二十八日

百分比下降反映全球權益價值或資產價格自二零零七年十二月三十一日起大幅下跌，且其亦可用作評估可換股債券轉換價的公平性及合理性。自二零零七年十二月三十一日起，可比較公司股價的下跌中位數為56.0%。

下表4顯示波動率指數空前的波幅，於二零零八年更為極端，反映各地市場於二零零八年同時出現前所未有的下跌。

下表4：波動率指數(VIX)


90
80
70
60
50
40
30
20
10
0
二零零三年
二零零四年
二零零五年
二零零六年
二零零七年
二零零八年

資料來源： *彭博Bloomberg*
日期： *二零零八年十一月二十八日*

VIX為芝加哥期權交易所波動率指數的代號。

該指數廣泛用於計算標準普爾500指數(在紐約證券交易所上市的主流股份)的期權價格引伸波幅。

倘VIX價值越高，表示市場波幅越大，故用作對沖或抵銷或保障免受股價變動所產生的風險的期權成本越高。

倘投資者預期價格極有可能出現變動，則會出售期權，以較高的期權金來對沖或抵銷或保障免受有關事項影響。因此，VIX被廣泛用於計算市場對於未來30天市場整體價格走勢或波動的預測。

下表5顯示過往五年中信泰富對比恒生指數表現。吾等相信，由於過往中資股在中國內地及香港指數的價值一直存在差異(誠如H股與中國內資股一向的估值差異所顯示者)，故恒生指數對 貴公司而言為最適當的基準。直至於二零零八年十月二十日發出盈利警告公佈以前，中信泰富的股價大致與該指數相若。

下表5：中信泰富股價(以黑線代表)比對恒生指數(以紅線代表)—
五年圖表(二零零三年以100為基準)


450
400
350
300
250
200
150
100
50
0
百分比變動(%)
二零零三年
二零零四年
二零零五年
二零零六年
二零零七年
二零零八年
267 HK
恒生指數

資料來源：　彭博Bloomberg
日期：　二零零八年十一月二十八日

下表6列示自二零零二年以來的股價表現及股份購買量(股價遠超港幣八元)，並說明倘以每股股份港幣八元認購可換股債券，對在該段期間投資於　貴公司的現有股東所產生的攤薄規模。

下表6：中信泰信五年股價圖(港幣元)


60
50
40
30
20
10
0
股價(港幣元)
200
150
100
50
0
百萬股
二零零三年
二零零四年
二零零五年
二零零六年
二零零七年
二零零八年

資料來源：　彭博Bloomberg
日期：　二零零八年十一月二十八日

下表7、8及9列示二零零八年澳洲金屬及礦業類股份、鋼鐵及鐵礦石價格的重大跌幅。該等事態發展將對中信泰富的資產賬面值造成負面影響。

下表7：標準普爾／澳洲證券交易所金屬及礦業指數


6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
二零零六年八月
二零零七年二月
二零零七年八月
二零零八年二月
二零零八年八月

資料來源： *彭博Bloomberg*
日期： *二零零八年十一月二十八日*

下表8：中國鐵粉礦


250
200
150
100
50
0
每噸美元
二零零五年 一月
二零零五年 七月
二零零六年 一月
二零零六年 七月
二零零七年 一月
二零零七年 七月
二零零八年 一月
二零零八年 七月

資料來源： *彭博Bloomberg*
日期： *二零零八年十一月二十八日*

下表9：FIBER美國商品鋼鐵價格


600
500
400
300
200
100
0
每噸美元
二零零三年
二零零四年
二零零五年
二零零六年
二零零七年
二零零八年

資料來源：　彭博Bloomberg
日期：　二零零八年十一月二十八日

下表10：波羅的海乾散貨指數


12,000
10,000
8,000
6,000
4,000
2,000
0
二零零八年一月
二零零八年二月
二零零八年三月
二零零八年四月
二零零八年六月
二零零八年七月
二零零八年八月
二零零八年十月
二零零八年十一月

資料來源：　彭博Bloomberg
日期：　二零零八年十一月二十八日

總括而言，該等圖表說明中信泰富所屬的貿易環境自二零零七年十二月三十一日以來一直出現高度不尋常波動，以及有關事件自該日期起對中信泰富賬目所列資產賬面值可能造成的影響。倘中信泰富須於現時出售主要資產，以應付槓桿式外匯合約引致意料不及和未有在預算中計及的虧損，或於股票市場上籌集約十五億美元(約港幣一百一十六億二千五百萬元)的資金，中信泰富資產的賬面值可能大幅削減。

吾等評估該等建議時已考慮該等事態發展，尤其已考慮可換股債券的轉換價及根據目前市況，吾等認為，倘中信泰富被逼於目前市場另行出售資產，以應付槓桿式外匯合約引致的預算之外的負債或籌集約港幣一百一十六億二千五百萬元資金將會產生問題，並很可能產生對中信泰富股東不利的結果，其影響現時無法可靠地作被量化分析。

此外，吾等亦已考慮槓桿式外匯合約以及由此而在現時引致及可能引致的責任，對中信泰富於二零零七年十二月三十一日最近期的經審核賬目及二零零八年六月三十日的經調整賬目(有關資料載於通函附錄一)所載的財務資源、資產及負債、盈利能力及現金流量造成的影響，以及考慮該公佈前後的股價表現。

槓桿式外匯合約的背景

槓桿式外匯合約的內容及詳情載於中信泰富於二零零八年十月二十日刊發的公佈、該公佈及通函。

中信泰富已獲取法律意見，該等協議未得合約對手同意前不得更改。因此，倘該等事項持續進行且並無實行該等建議，於參考日期，中信泰富須履行下列責任：

- 根據澳元累計目標可贖回遠期合約接收八十四億澳元，分每月接收，為期至二零一零年十月，其中五十五億澳元根據約務更替合約接收；

- 根據澳元每日累計遠期合約接收九千二百六十萬澳元，分每月接收，為期至二零零九年九月；

- 以上兩類合約按澳元兌美元加權平均匯率0.8775接收；

- 據雙貨幣累計目標可贖回遠期合約，按照澳元兌美元加權平均匯率0.8703或歐羅兌美元加權平均匯率1.4422，以兩種貨幣中的較弱者接收澳元(二億七千零二十萬澳元)或歐羅(一億四千九百二十萬歐羅)；

- 至二零一零年七月，就仍然生效的人民幣累計目標可贖回遠期合約按美元兌人民幣6.50元的加權平均匯率及當時通用匯率計算人民幣五十七億元的差額，並以美元交付有關差額。

根據從合約對手收到於參考日期的估值，在扣除二零零八年七月一日以來的已變現虧損港幣十六億元後，按照澳元兌美元的匯率0.6458、美元兌人民幣的匯率6.83及歐羅兌美元的匯率1.2978計算，仍然生效的槓桿式外匯合約按公平價定值的未變現虧損為港幣一百七十億元。

倘並無實行該等建議，中信泰富現時可能面臨此緊急情況，以及隨著美元升值，或澳元、人民幣或歐羅貶值，中信泰富將面對無限制的潛在虧損風險。不論該等事態發展產生風險的可能性，不利風險或匯價急劇變動可能產生的影響(按中信泰富最近期報告的經審核賬目及二零零八年六月三十日的中期未經審核賬目所載的中信泰富集團資源計算)，以及上述全球市場的近期事態發展，均表示中信泰富面對重大風險，如不進行該等建議，中信泰富可能無法應對和控制。公司如面對為外界知悉之此等規模貨幣風險，實難以進行重組及對沖。

協定該等建議前，董事曾探討包括其他股本集資等多個其他方案，並認為在目前緊縮的流動資金市場，該等建議為應付槓桿式外匯交易產生的負債的唯一方案。

訂立協議及備用信貸的理由

二零零八年貿易狀況充滿挑戰，加上中信泰富集團未有遵行對沖政策，導致現時須根據槓桿式外匯合約承擔責任。該等責任的實際及潛在規模，實非中信泰富集團經營業務所得的一般現金流量可從容應付。

該等建議所提供的方案，可以：

- 保持公眾對中信泰富集團財政穩健程度的信心；
- 在短時間內可獲得足夠流動資金應付該等責任；
- 永久解決中信泰富集團因約務更替合約項下產生的無限額負債而面對的不利風險；及
- 在獲得獨立股東授予的必要批准前，藉協議(透過可換股債券及約務更替)的條文以迅速及可靠的方式，並透過備用信貸提供的流動資金即時解決上述種種事項。

鑑於現時股票市場及債務市場嚴重緊縮，自二零零八年起遠東(不包括日本)並無進行如此大規模的融資，以及銀行市場就此等規模的交易的可動用信貸嚴重收縮，該等建議尤其適時。

協議及備用信貸的主要條款

協議的主要條款及其重要部分載列如下。

備用信貸

備用信貸並非協議一部分，但與其有關。備用信貸的訂約方為中信泰富(作為借款人)及中國中信集團公司(作為貸款人)。此協議於二零零八年十一月十二日訂立，包括涉及十五億美元備用信貸的信貸協議，相等於約港幣一百一十六億二千五百萬元，即中國中信集團公司認購可換股債券的金額。

備用信貸所得款項的唯一用途是為中信泰富支付完成前槓桿式外匯合約產生的任何承諾及／或負債。

備用信貸並無抵押，且須按要求償還。信貸所附利息每年按倫敦同業拆息另加2.8厘的利率計算。在備用信貸未獲提取的情況下，中信泰富無需支付任何利息，同時，中信泰富無需就備用信貸向中國中信集團公司支付任何費用。備用信貸的到期日為二零零九年一月三十一日，且於完成後不可供提取。

謹請注意，備用信貸包括中信泰富作出的契約。該等契約與備用信貸期間進行業務有關，當中載列除全體董事事先一致批准外，否則中信泰富於該期間：

(a) 不會發行、購回或同意發行任何股本或債務資本，或授出或同意授出或贖回任何購股權，或修改任何現有購股權的條款或可收購或認購其任何股本或債務資本的權利，惟根據 貴公司的購股權計劃未完成合約承諾進行者除外；

(b) 不會於備用信貸日期後借取或籌集超逾港幣十億元的款項，於備用信貸日期前已訂立但尚未提取的信貸除外；

(c) 不會於非 貴集團所進行的日常及一般業務中訂立任何合約或其他交易或資本承擔或就任何或然負債作出承諾；

(d) 不會終止其為訂約方的任何協議、安排或諒解安排，或豁免總值超逾港幣一億元的任何權利；

(e) 不會宣派、派付或作出任何股息或其他分派；

(f) 不會於任何業務、物業或資產或就其部分設立或批准設立任何按揭、押記、留置權、質押、其他形式的抵押或任何性質的股票產權負擔，而不論與上述各項是否類似(不包括因法律而引起者)；

(g) 不會給予擔保、彌償保證或保證(於 貴集團日常及一般業務過程中，就(i) 貴集團任何成員公司的銀行融資；或(ii) 貴集團任何其他成員公司的責任而作出的擔保、彌償保證或保證則除外)；

(h) 不會出售或同意出售或收購或同意收購任何重大資產；

(i) 不會處理任何公司賬冊或記錄的所有權、管有權、保管權或控制權；

(j) 不會妥協、和解、解除、解決或了結任何重大民事、刑事、仲裁或其他法律程序或任何重大負債、索償、行動、要求或糾紛或豁免與上述各項有關的任何權利；

(k) 不會解除、妥協或撤銷 貴集團相關成員公司的任何債務人結欠 貴集團相關成員公司賬冊所記錄的任何重大款項；或

(l) 不會終止任何 貴集團根據有關保險的條文現屬生效或固有的業務的任何保單或允許該等保單失效。

儘管上文如此規定，惟修訂或終止約務更替合約須經中國中信集團公司事先書面同意。

謹請注意，倘提取備用信貸，而協議不獲獨立股東批准且並無完成，備用信貸須於二零零九年一月三十一日或之前(倘中國中信集團公司要求)全數償還。

協議

訂約方為中國中信集團公司及中信泰富。協議於二零零八年十一月十二日訂立，當中規定(i)中國中信集團公司於完成日期有條件認購中信泰富將發行金額為港幣一百一十六億二千五百萬元的可換股債券；及(ii)根據上市規則屬於中信泰富非常重大出售事項的約務更替。協議載有先決條件，以處理(其中包括)中信泰富於完成前的業務經營。中信泰富就此作出的承諾與上述就備用信貸所作出者相若。

可換股債券

倘獨立股東批准協議及清洗豁免，可換股債券將於完成日期轉換為股份。轉換價為每股股份港幣八元。轉換前，可換股債券應付票息為每年2厘。

完成時，可換股債券將轉換為1,453,125,000股新股份，佔現有已發行股本66.26%及佔經擴大已發行股本39.85%。

可換股債券可於中國中信集團公司的全資附屬公司之間轉讓，可換股債券為記名形式，並為中信泰富的非後償、無條件及無抵押債務。可換股債券將不會在證券交易所上市或買賣。倘執行人員無授出清洗豁免及清洗豁免不獲獨立股東批准，可換股債券轉換權的行使將延期至二零零九年一月十九日，除非獨立股東按下文所述批准協議，否則不得行使可換股債券轉換權。

轉換價

吾等已按以下方式考慮轉換價。吾等認為本函件所載表格及近期事件顯示，中信泰富集團最近期經審核綜合賬目或二零零八年六月三十日的未經審核中期賬目不大可能反映今日的價值，情況與大部分公司相似。

因此，倘計及表3所載市場及可比較公司股份價格的跌幅(按截至最後實際可行日期止可比較公司股價下跌中位數56.0%計算)、槓桿式外匯合約的已變現及未變現虧損於參考日期為約港幣一百八十六億元及財政緊絀的公司在市場進行的配售或供股折讓30%至40%後(吾等相信現時市況下進行股本集資有必要提供該百分比的折讓)調整有關賬目，按此基準計算所得的結果為經調整或然資產淨值每股港幣5.71元至每股港幣6.91元，其中已計入可換股債券行使後向中國中信集團公司發行股份產生的攤薄，此轉換價對中信泰富有利。

吾等認為，根據上市公司所提供的公開資料及上表3所載的中信泰富上市投資表現，概無其他適當計算方法。此項評估須根據可比較公司的可比程度及市場跌幅及配售折讓或供股的可適用程度。然而，考慮到上述各項，吾等認為轉換價就獨立股東而言誠屬公平合理。

吾等認為，變更上述任何調整將為調低轉換價提供理據。吾等認為，在財政緊絀的情況或中國中信集團公司一致行動人士已持有已發行股份50%以上的情況下，出現控制權溢價並非正常情況。

此外，吾等已按照該公佈前後的股價表現考慮轉換價，結果確認吾等認為轉換價乃屬恰當的觀點。

轉換價相當於：

(a) 於最後實際可行日期每股股份收市價港幣5.22元約53.3%的溢價；

(b) 二零零八年十月三十一日(即中信泰富要求自當日下午二時三十分起暫停股份買賣之日)早上交易時段後每股股份收市價港幣6.06元約32.0%的溢價；

(c) 最後完整交易日每股股份收市價港幣5.00元60.0%的溢價；

(d) 由二零零八年十月十七日(包括該日)至二零零八年十月三十一日(包括該日下午二時三十分的收市價)止的十個交易日的每股股份平均收市價港幣5.92元約35.1%的溢價；及

(e) 誠如上文所述，每股股份的經調整或然資產淨額範圍約港幣5.71元至港幣6.91元約40.1%至15.8%的溢價。

物業估值報告載於通函附錄三，載有中信泰富集團於二零零八年十月三十一日的物業估值。中信泰富集團位於中國、澳洲及日本的物業並不包括在該估值報告，此乃由於該等物業的估值並不可能及時完成以載入通函內。不計入該等物業的估值不會對吾等的意見構成重大影響。

清洗豁免

於最後實際可行日期，中國中信集團公司一致行動人士擁有1,115,989,285股股份，佔中信泰富已發行股本約50.89%。倘若股東及其持有一家公司30%至50%投票權的一致行動人士於任何十二個月內增持其股權2%以上，收購守則強制股東對股份作出強制性全面收購要約。中國中信集團公司一致行動人士受此限制至二零零九年一月十八日，因此，於該日期後收購表決權將不會觸發因執行人員於二零零八年十一月十二日根據收購守則規則26.1條註釋6授出的豁免而提出的強制性全面收購要約。因此，倘若中國中信集團公司有意在無需對中國中信集團公司一致行動人士尚未持有的全部中信泰富股份作出全面收購要約之情況下，按照協議所擬進行的方式及於二零零九年一月十九日前行使可換股債券的轉換權以增持中信泰富的股權，中國中信集團公司必須向執行人員取得清洗豁免，並經獨立股東批准。

中國中信集團公司已向執行人員申請清洗豁免，若取得清洗豁免，須於股東特別大會上獲獨立股東以普通決議案批准後方始作實。倘並不按此方式授出或批准清洗豁免，轉換可換股債券一事將會延遲至二零零九年一月十九日或之後進行。否則，預期轉換將於二零零八年十二月三十一日前進行，前提是協議及清洗豁免須獲獨立股東批准。因此，清洗豁免就遵守收購守則而言屬必要，但於二零零九年一月十九日或其後無需豁免時，清洗豁免對該等建議生效而言並非必須。

約務更替

協議項下擬進行的約務更替載於完成時訂立的契據。契據的訂約方為中國中信集團公司或其任何全資附屬公司及中信泰富。

根據契據條款，中國中信集團公司承擔約務更替合約項下的負債及利益，涉及十一份外匯合約；據此，中信泰富於參考日期須接收的最高金額約為五十五億澳元，分每月接收，為期至二零一零年十月，加權平均履約價為澳元兑美元0.9014。倘合約對手不同意約務更替合約項下的約務更替，中國中信集團公司將承諾，就該等約務更替合約所產生的負債向中信泰富作出彌償保證，以便於支付約務更替的代價後，有效地為中信泰富任何進一步虧損定下底線。

約務更替的代價經參考完成日期澳元兑美元匯率或按0.70的匯價釐定。

倘匯價於完成日期低於0.70，約務更替仍將按0.70的匯價進行。然而，倘匯價於完成日期高於0.70，約務更替將按當時的匯價加100點子進行。

倘約務更替按0.70的匯價進行，則中信泰富向中國中信集團公司支付的代價應為港幣九十一億元。

按此方式，中信泰富在約務更替下獲得保障，避免匯價低於0.70時，約務更替合約產生進一步虧損，而於參考日期，由於匯價為0.6458，故此倉盤令中信泰富錄得港幣二十二億元的收益或利益。然而，倘匯價於完成日期上升至高於0.70，中信泰富享有該升幅加100點子的利益，但以其成本為限。

在現時市況下，此項安排對中信泰富及其獨立股東有利；倘此項安排於股東特別大會日期時並非有利，獨立股東可選擇就批准協議的決議案投反對票。

建議增加法定股本及對股權的影響

於最後實際可行日期，中信泰富的法定股本為港幣十二億元，分為3,000,000,000股股份，其中2,193,149,160股股份為已發行及繳足或入賬列作繳足。根據協議的條款並在其規限下，中信泰富將向股東提呈普通決議案，以增加中信泰富的法定股本至港幣二十四億元，分為6,000,000,000股股份。

下圖說明該等建議完成及可換股債券的轉換生效後對中信泰富的股權的影響。

圖1：股權

之前


中國中信集團公司
645,611,285股股份
其他中國中信集團公司一致行動人士
470,378,000股股份
其他股東
1,077,159,875股股份
29.438%
21.447%
49.115%
50.885%
中信泰富

附註： 已發行股份數目－2,193,149,160

之後


中國中信集團公司
2,098,736,285股股份
其他中國中信集團公司一致行動人士
470,378,000股股份
其他股東
1,077,159,875股股份
57.558%
12.900%
29.542%
70.458%
中信泰富

附註： 已發行股份數目－3,646,274,160

其他規管事宜

於股東特別大會上，將就該等建議向股東提呈下列決議案。

- *批准清洗豁免的普通決議案*

  根據收購守則，中國中信集團公司一致行動人士概不得就本決議案投票。

- *批准協議及據此進行的交易(包括發行可換股債券及約務更替)及增加法定股本的普通決議案*

  中國中信集團公司及中信香港以外的所有股東均有權就本決議案投票。

協議須取得獨立股東批准，否則不得進行。

該等建議對中信泰富的財務影響

資產淨額

於二零零七年十二月三十一日，股東應佔中信泰富集團的經審核資產淨額為港幣五百九十七億九千三百萬元。於二零零八年六月三十日，中信泰富集團的未經審核賬目顯示該數額上升至港幣六百一十億六千萬元。

倘完成協議，中信泰富的股東權益將透過認購及轉換可換股債券而增加港幣一百一十六億二千五百萬元，而中信泰富可按將於完成日期計算的價格有效處置約務更替合約，有關價格現時未能估計，惟在下列風險因素所限下，於參考日期計算的中信泰富將支付的價格不會高於港幣九十一億元，或倘完成前澳元兌美元的匯價高於0.7000，則中信泰富將支付較低價格或毋須支付價格。

因此，總括而言，該等建議很可能會增加中信泰富的資產淨額，惟由於轉換可換股債券後已發行的股份數目增加，按每股股份基準計算將對獨立股東構成大幅攤薄。

倘協議未能完成，中信泰富將面對的風險，是美元兌澳元、歐羅或人民幣進一步升值而導致槓桿式外匯合約項下須承擔的負債將會增加，由於欠缺任何可行對沖政策抵銷此情況，資產淨額將大幅削減，惟上述屬於風險，未必一定發生。

盈利

根據中信泰富集團二零零七年年報，截至二零零七年十二月三十一日止年度股東應佔除稅後淨溢利為港幣一百零八億四千三百萬元。截至二零零八年六月三十日止六個月，中信泰富集團的未經審核賬目顯示股東應佔淨溢利為港幣四十三億七千七百萬元。自該日期起至參考日期，貴公司公佈槓桿式外匯合約的已變現及未變現虧損分別為港幣十六億元及港幣一百七十億元。

倘完成協議，誠如本函件及通函所述，由於價格尚未能確定，因此目前尚未能計算對中信泰富集團盈利產生的影響，惟由於根據可換股債券導致已發行股份增加，協議很可能大幅攤薄獨立股東日後應佔的盈利。

流動資金

倘完成協議，由於認購事項將大幅增加股本，透過解除潛在的大額負債、減低負債比率及增強舉債能力，令中信泰富集團較協議未能完成的情況下更容易及以更廉宜成本借款，故中信泰富集團的流動資金將大幅增加。

在未完成協議的情況下並根據本函件所指的財務報表計算，吾等相信，中信泰富將未能以經營業務現金流量履行槓桿式外匯合約到期時所產生的責任。

剩餘的槓桿式外匯合約

剩餘的外匯合約並不符合對沖交易會計。

槓桿式外匯合約的會計處理方法載於通函內。

約務更替完成後，倘獲相關合約對手同意，約務更替合約將不再於中信泰富集團的賬目入賬，在此之前約務更替合約將繼續以之前的方法處理。

剩餘的澳元槓桿式外匯合約須接收之最高金額為三十億澳元，澳元兑美元的加權平均成本為0.8331。該等剩餘合約將作為中信泰富集團持續貨幣管理計劃的一部分，預期不會予以終止。中信泰富集團擬重組該等合約，使其符合對沖交易會計。合約將每月逐部分接收，直至二零一零年九月為止。

此外，貴集團將繼續持有雙貨幣累計目標可贖回遠期合約，其須接收之最高金額為二億七千零二十萬澳元或一億四千九百二十萬歐羅，以及按參考日期美元兑人民幣匯率6.83計算的人民幣累計目標可贖回遠期合約結算淨額不超過四千二百三十萬美元。然而，貴集團擬將雙貨幣累計目標可贖回遠期合約的倉盤平倉。

同時，該等剩餘合約產生的損益將隨著澳元兑美元及美元兑人民幣的匯價變動(如有)而波動。於參考日期，該等剩餘合約按澳元兑美元0.6458及美元兑人民幣6.83的現貨匯率計算公平價定值的未變現虧損總額為港幣五十六億元。

負債比率

根據中信泰富集團於二零零八年六月三十日的未經審核財務報表，中信泰富集團的淨負債對股東資金比率由二零零七年十二月三十一日的32%上升至約47%。完成後，假設完成前一個營業日澳元兑美元的匯率為0.7000或以下，中信泰富集團將產生現金流入淨額約港幣二十五億元，而約務更替合約按公平價定值的虧損與參考日期當日相同。

如無出現其他因素(包括下文的風險因素)，完成將減低中信泰富集團的負債，減少數額為認購事項的金額減約務更替項下須支付予中國中信集團公司的款額，而誠如本函件及通函所述，由於價格尚未能確定，因此未能在此計算有關數額。

風險因素

該等建議包括中信泰富作出的多項承諾、協議所載先決條件及聲明及保證、備用信貸、契據(就約務更替而言)及可換股債券。中信泰富違反任何一項均會導致該等建議無法生效或導致中信泰富的成本增加。吾等已審閱該等協議，並認為在此等情況下條款均屬正常條款。

直至完成前及於完成後，中信泰富將依賴中國中信集團公司的地位及穩健的財務能力，以履行該等建議項下的責任。

完成後，中信泰富將成為中國中信集團公司的附屬公司，倘中國中信集團公司持續增持中信泰富股權，並取得中信泰富全部管理控制權，則就收購守則而言，中國中信集團公司毋須向中信泰富的股東提出全面收購。

待取得同意並達成條件後，協議方告作實，而該等同意及條件可能無法取得或達成。

在對比槓桿式外匯合約目前按公平價定值的虧損與中信泰富集團過往的溢利、資產淨額及流動資金後，並考慮到該等合約所產生的負債並無限額，加上並無可行的對沖政策，倘獨立股東否決協議，則中信泰富很可能難以利用其經營所得現金流量履行約務更替合約到期時產生的責任，因而構成無法計量的財政壓力。

推薦建議

經考慮上文所載協議及清洗豁免的主要因素及理由(包括　貴公司面對的其他情況及風險因素)後，吾等認為，備用信貸、協議(包括可換股債券、轉換價及約務更替)在一般日常業務過程中按正常商業條款進行，屬公平合理，並符合中信泰富、獨立股東及股東的整體利益，清洗豁免因而亦符合他們的利益。因此，除非有任何人士提出更佳的建議，否則吾等推薦建議獨立股東投票贊成將於股東特別大會上提呈以批准協議及清洗豁免的決議案，並推薦該等獨立董事委員會向獨立中信泰富股東作出相應建議。

此致

香港
中環添美道一號
中信大廈三十二樓
中信泰富有限公司
該等獨立董事委員會及獨立股東　台照

代表
英高財務顧問有限公司
董事總經理
侯傑士
謹啟

二零零八年十二月三日

下文載列有關本集團債務、財務與貿易前景及營運資金的資料，此乃中信泰富刊發二零零八年中期報告後相關日期的更新資料。除此之外，本附錄亦載入本集團的財務資料及管理層討論與分析，其中載有摘錄自中信泰富二零零八年中期報告及二零零七年年報的若干資料。

A. 本集團債務

於二零零八年十月三十一日(即通函付印前本債務聲明的最後實際可行日期)營業時間結束時，本集團的尚未償還借款約為港幣五百一十五億九千七百萬元，包括銀行貸款約港幣四百七十六億三千八百萬元(即有抵押銀行貸款約為港幣四十七億七千六百萬元，而無抵押銀行貸款約為港幣四百二十八億六千二百萬元)、其他無抵押貸款港幣三十八億八千六百萬元及銀行透支港幣七千三百萬元。

除通函披露者外，董事確認本集團自二零零七年十二月三十一日以來，或然負債並無重大改變。本集團於二零零七年十二月三十一日的或然負債詳情載於中信泰富截至二零零七年十二月三十一日止年度的經審核綜合財務報表附註33(通函第I-60頁)。

於二零零八年十月三十一日，本集團賬面值合共港幣一百二十億五千三百萬元的若干固定資產、無形資產、應收賬項、應收賬款、按金及預付款項、待售資產、存貨、現金及銀行存款用作附屬公司銀行信貸額的抵押。

於二零零八年十月三十一日，除通函所披露及除集團內公司間的負債外，本集團並無任何已發行及尚未償還，或已批准／設立但未發行的重大債務證券，任何其他重大定期貸款(不論為有抵押、無抵押、有擔保或無擔保)、任何其他性質上為借款的重大借貸或負債(包括銀行透支及承兑負債(正常貿易票據除外)或承兑信貸或租購承擔(不論有抵押／無抵押、有擔保或無擔保))、任何其他重大按揭或押記或任何其他重大或然負債。

外幣金額已按二零零八年十月三十一日營業時間結束時的當時匯率折算為港幣。

B. 本集團的財務與貿易前景

自二零零七年十二月三十一日(即本集團最近期刊發經審核綜合財務報表的結算日)開始至最後實際可行日期，本集團的財務或貿易狀況或前景因若干槓桿式外匯合約而產生重大變動，有關詳情載於(i)中信泰富於二零零八年十月二十日刊發的公佈；(ii)該公佈；及(iii)通函。

誠如本集團截至二零零八年六月三十日止六個月的二零零八年中期報告(「中期報告」)所披露，本集團旗下的航空和發電業務面臨燃油及煤炭價格大幅上漲，出現虧損。該兩項業務於二零零八年下半年的經營環境仍充滿挑戰。

中信泰富於本年度第三季度在經營層面上表現理想，但由於(i)航空業等部分市場狀況進一步惡化；(ii)自十月起鋼鐵業價格及需求急瀉減低毛利，而毛利亦受以往購入的原料成本高企影響；及(iii)全球經濟普遍轉差，預期對本集團業務(包括物業業務)產生負面影響，因此，預期第四季度的經營環境困難。

通函附錄三所載的估值報告(「估值報告」)是本集團於香港、新加坡及加拿大若干物業的估值。根據估值報告，該等載於估值報告的投資物業於二零零八年十月三十一日的估值約港幣四十八億元，較該等物業在本集團於二零零八年六月三十日的綜合資產負債表的總賬面值約港幣五十一億元，減少約港幣三億元。

儘管目前的經濟環境異常，本集團難以預計短期表現，但長線而言，預期本集團將繼續佔據其所生產特鋼產品的重大市場份額，為中國的發展提供必要的元素，建設鐵礦項目，從二零一零年開始為本集團自身鐵鋼廠及中國其他鐵鋼廠提供原材料，同時繼續於中國上海、長江流域及海南省以及周邊範圍物業發展黃金地段發展其項目。

董事確認，除上述及於中期報告所披露者外，自二零零七年十二月三十一日開始至最後實際可行日期止，本集團的財務或貿易狀況或前景並無出現任何重大變動。

Sino Iron持有本集團澳洲鐵礦項目首期的採礦權，自Sino Iron同系附屬公司一年前就一份氣體供應合同展開磋商以來，Sino Iron一直參與有關的協商，倘最終協定有關合同，將可應付該項目由二零一一年七月起為期約七年絕大部份的氣體需求。目前洽談的條款包括與消費價格指數及塔皮斯基準原油價格掛鈎的氣體格價。假設於參考日期所報的塔皮斯基準價格為每桶47.78美元，合約的價值將約為十三億二千萬美元。現時協商的條款規定中信泰富初步作出五億美元的擔保，及發出價值一億美元的銀行備用信用證。概不保證可按有關條款達成協議，甚或無法達成協議，惟Sino Iron確實有意於落實條款後立即訂立該項協議。一旦達成該協議，本公司將盡快刊發公佈知會股東。本公司已經及將會訂立數項其他氣體合同，以滿足項目於二零一一年七月前的業務開展期間的氣體需求。

C. 營運資金

截至最後實際可行日期，計及本集團可動用的財務資源，包括內部產生的資金及可動用的銀行信貸額以及中國中信集團公司根據協議提供的財務資助，董事認為，在沒有不可預知的情況下，本集團將具備足夠營運資金應付自通函日期起計最少十二個月的現有資本需求。

D. 有關本集團財務資料的摘要

截至二零零七年十二月三十一日止三個年度及截至二零零八年六月三十日止六個月的綜合財務資料摘要

下文為本公司截至二零零五年、二零零六年及二零零七年十二月三十一日止三個年度各年的綜合財務資料的摘要(摘錄自中信泰富各期間經審核年度賬目),以及本公司截至二零零八年六月三十日止六個月的未經審核綜合財務資料(摘錄自中信泰富的未經審核中期賬目)。上述年度賬目及中期賬目已經由羅兵咸永道會計師事務所分別審核及審閱,且並無發表保留意見。

業績

	截至十二月三十一日止年度			截至二零零八年六月三十日止六個月
	二零零五年	二零零六年	二零零七年	
	(經審核)	(經審核)	(經審核)	(未經審核)
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
營業額	26,564	47,049	44,933	28,318
除稅前溢利	4,642	9,359	12,337	5,443
稅項	(345)	(644)	(770)	(496)
年內/期內溢利	4,297	8,715	11,567	4,947
應佔溢利:				
本公司股東	3,989	8,272	10,843	4,377
少數股東權益	308	443	724	570
	4,297	8,715	11,567	4,947
每股股息(港幣元)				
普通	1.10	1.10	1.20	0.30
特別	—	0.60	0.20	—
股息總額(港幣百萬元)	2,412	3,731	3,097	658
每股盈利(港幣元)	1.82	3.77	4.91	1.99

資產與負債

	於十二月三十一日 二零零五年 (經審核) 港幣百萬元	於十二月三十一日 二零零六年 (經審核) 港幣百萬元	於十二月三十一日 二零零七年 (經審核) 港幣百萬元	於二零零八年 六月三十日 (未經審核) 港幣百萬元
資產總額	70,668	76,665	106,835	124,219
負債總額	(29,472)	(28,656)	(42,136)	(57,482)
	41,196	48,009	64,699	66,737
少數股東權益	(2,093)	(1,499)	(4,906)	(5,677)
本公司股東應佔權益	39,103	46,510	59,793	61,060

E. 經審核綜合財務報表

下文為本公司截至二零零七年十二月三十一日止年度綜合財務報表(摘錄自本公司截至二零零七年十二月三十一日止年度年報)的全文：

綜合損益賬

截至二零零七年十二月三十一日止年度

	附註	二零零七年 港幣百萬元	二零零六年 港幣百萬元
營業額	3	44,933	47,049
銷售成本		(32,409)	(37,019)
分銷及銷售費用		(1,025)	(995)
其他營運費用		(3,733)	(2,845)
投資物業公平價值之變動		1,002	735
綜合業務溢利	4及5	8,768	6,925
所佔業績	4		
共同控制實體		1,344	1,033
聯營公司		2,257	1,882
未計財務支出淨額及稅項前溢利		12,369	9,840
財務支出		(258)	(640)
財務收入		226	159
財務支出淨額	6	(32)	(481)
除稅前溢利		12,337	9,359
稅項	7	(770)	(644)
年內溢利		11,567	8,715
應佔溢利：			
本公司股東	8	10,843	8,272
少數股東權益		724	443
		11,567	8,715
股息	9	(3,097)	(3,731)
每股盈利按年內本公司股東應佔溢利(港幣元)	10		
基本		4.91	3.77
攤薄		4.90	3.77

綜合資產負債表

二零零七年十二月三十一日止結算

	附註	二零零七年 港幣百萬元	二零零六年 港幣百萬元
非流動資產			
固定資產	13		
物業、機器及設備		13,158	10,593
投資物業		10,895	9,604
發展中物業		4,288	2,712
租賃土地		1,641	1,712
		29,982	24,621
共同控制實體	15	17,446	14,922
聯營公司	16	17,941	16,416
其他財務資產	17	7,502	2,819
無形資產	18	4,105	2,986
遞延稅項資產	30	100	103
衍生金融工具	29	150	117
非流動訂金	19	5,723	—
		82,949	61,984
流動資產			
待售物業	13	440	705
待售資產	20	1,127	—
存貨	21	5,982	3,920
應收賬項、應收賬款、按金及預付款項	22	8,292	6,377
現金及銀行存款		8,045	3,679
		23,886	14,681
流動負債			
銀行貸款、其他貸款及透支			
有抵押	26	328	285
無抵押	26	3,326	1,404
應付賬項、應付賬款、按金及應付款項	23	10,727	8,035
待售負債		2	—
稅項撥備		590	319
		14,973	10,043
流動資產淨額		8,913	4,638
資產總額減流動負債		91,862	66,622

	附註	二零零七年 港幣百萬元	二零零六年 港幣百萬元
非流動負債			
長期借款	*26*	25,000	16,604
遞延税項負債	*30*	2,094	1,954
衍生金融工具	*29*	69	55
		27,163	18,613
資產淨額	*4*	64,699	48,009
權益			
股本	*24*	885	878
儲備	*25*	57,138	43,217
建議股息		1,770	2,415
本公司股東應佔權益		59,793	46,510
少數股東權益		4,906	1,499
權益總額		64,699	48,009

資產負債表
二零零七年十二月三十一日止結算

	附註	二零零七年 港幣百萬元	二零零六年 港幣百萬元
非流動資產			
固定資產			
物業、機器及設備	13	19	24
附屬公司	14	50,600	42,134
共同控制實體	15	4,016	2,445
聯營公司	16	5,632	5,626
衍生金融工具	29	112	101
		60,379	50,330
流動資產			
應收賬項、應收賬款、按金及預付款項	22	304	259
現金及銀行存款		297	30
		601	289
流動負債			
銀行貸款、其他貸款及透支無抵押	26	1,686	27
應付賬項、應付賬款、按金及應付款項	23	210	99
稅項撥備		13	13
		1,909	139
流動(負債)淨額／資產		(1,308)	150
資產總額減流動負債		59,071	50,480
非流動負債			
長期借款	26	15,799	9,572
衍生金融工具	29	55	55
		15,854	9,627
資產淨額		43,217	40,853
權益			
股本	24	885	878
儲備	25	40,562	37,560
建議股息		1,770	2,415
本公司股東應佔權益		43,217	40,853

綜合現金流量表

截至二零零七年十二月三十一日止年度

	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
綜合業務之現金流量		
扣除財務支出淨額後之綜合業務溢利	8,736	6,444
利息支出淨額	79	431
來自其他財務資產收入	(86)	(11)
折舊	1,122	1,034
租賃土地攤銷	45	47
財務資產之減值虧損	99	105
物業、機器及設備之減值虧損	103	120
發展中物業之減值虧損	353	–
商譽之減值虧損	–	25
共同控制實體及聯營公司之減值虧損	282	152
借予一間聯營公司之貸款減值虧損	–	8
工程合同之預期虧損	8	23
以股份為基礎之支付	184	62
出售物業、機器及設備之虧損／(溢利)	271	(17)
投資物業公平價值之變動	(1,002)	(735)
金融工具公平價值收益	(55)	(8)
出售附屬公司及聯營公司之溢利	(4,595)	(3,507)
出售其他財務資產之溢利	–	(3)
出售共同控制實體之溢利	(1)	–
未計營運資金變動之經營溢利	5,543	4,170
存貨增加	(1,904)	(364)
應收賬項、應收賬款、按金及預付款項(增加)／減少	(1,666)	38
應付賬項、應付賬款、按金及應付款項增加	2,872	413
外幣滙率影響	(42)	45
綜合業務產生之現金	4,803	4,302
已收利息	230	152
已付利息	(1,027)	(903)
已付所得税	(459)	(315)
綜合業務之現金淨額	3,547	3,236

	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
投資業務之現金流量		
購入附屬公司(扣除所得現金及等同現金)*(附註a)*	–	(1,721)
購入附屬公司權益之增加	(165)	(290)
購入發展中物業	(1,460)	(971)
購入物業、機器及設備	(3,604)	(2,077)
租賃土地之增加	(331)	–
購入無形資產	(886)	(214)
於共同控制實體之投資	(2,093)	(3,579)
於聯營公司之投資	(27)	(7)
其他財務資產增加	(1,409)	(998)
非流動存款之增加	(5,707)	–
出售物業、機器及設備之所得	125	406
出售其他財務資產之所得	4	43
出售聯營公司權益之所得	–	5,151
出售附屬公司(扣除現金及等同現金)*(附註b)*	55	7,119
附屬公司分拆上市之總收益	6,083	–
發行附屬公司股份	665	–
借予共同控制實體之貸款減少	726	112
借予聯營公司之貸款減少	231	190
從聯營公司之股息收入	805	942
從共同控制實體之股息收入	868	108
從其他財務資產所得之收入	86	11
(用於)╱來自投資業務之現金淨額	(6,034)	4,225
來自融資之現金流量		
根據購股權計劃發行股份	430	87
購回股份	(110)	(35)
新借款項	14,992	6,592
償還貸款	(4,966)	(9,741)
少數股東權益之增加╱(減少)	23	(227)
已派股息	(3,756)	(3,072)
來自╱(用於)融資之現金淨額	6,613	(6,396)

	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
現金及等同現金之增加淨額	4,126	1,065
在一月一日之現金及等同現金	3,634	2,524
外幣滙率變動之影響	257	45
在十二月三十一日之現金及等同現金	8,017	3,634
現金及等同現金結存之分析		
現金及銀行存款	8,045	3,679
銀行透支*(附註c)*	(28)	(45)
	8,017	3,634

綜合現金流量表附註

a　購入附屬公司

於二零零六年，本集團主要收購Sino Iron Pty Ltd (「Sino」)之100%之權益。Sino於二零零六年七月收購時，其資產淨值之公平價值為港幣十一億七千萬元。

自收購之後，被收購業務所貢獻之收益總額為港幣十一億二千六百萬元，及淨虧損總額為港幣三百萬元。被收購之公司的收益總額及淨虧損總額視作為於年初生效的合併業務，分別為港幣十四億七千五百萬元及港幣四百萬元。

購入資產淨值及商譽之詳情如下：

	二零零六年
	港幣百萬元
購入作價	
支付現金	1,815
欠負共同控制實體金額	(23)
購入作價總額	1,792
購入資產淨值之公平價值	(1,273)
商譽	519

此商譽乃來自收購業務的發展潛質。

	二零零六年 *港幣百萬元*
購入資產淨值	
物業、機器及設備	140
無形資產	1,737
存貨	87
應收賬項、應收賬款、按金及預付款項	102
現金及銀行存款	94
資產	2,160
銀行貸款	(94)
應付賬項、應付賬款、按金及應付款項	(273)
少數股東權益	(13)
遞延稅項負債	(507)
負債	(887)
	1,273
減：共同控制實體之權益	(9)
商譽	519
	1,783
支付方式	
現金	1,815
欠負共同控制實體金額	(32)
	1,783

有關購入附屬公司之現金及等同現金流出淨額之分析

	二零零六年 *港幣百萬元*
現金作價	1,815
購入之現金及銀行存款	(94)
	1,721

b　出售附屬公司

	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
出售資產淨值		
租賃土地	–	164
物業、機器及設備	65	13
發展中物業	–	819
無形資產	48	–
聯營公司	1	4,862
存貨	1	–
應收賬項、應收賬款、按金及預付款項	34	5
現金及銀行存款	53	–
應付賬項、應付賬款、按金及應付款項	(326)	(34)
少數股東權益	(6)	(3)
商譽	–	22
	(130)	5,848
出售溢利	43	1,271
儲備回撥	64	–
	(23)	7,119
支付方式		
現金	108	7,119
應付賬款	(131)	–
	(23)	7,119

有關出售附屬公司之現金及等同現金流入淨額之分析

	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
現金作價	108	7,119
出售之現金及銀行存款	(53)	–
	55	7,119

c　有關銀行貸款、其他貸款及透支之現金及等同現金結存之對賬

	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
銀行貸款、其他貸款及透支	3,654	1,689
銀行貸款及其他貸款	(3,626)	(1,644)
銀行透支	28	45

綜合權益變動表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 港幣百萬元	二零零六年 港幣百萬元
一月一日		48,009	41,196
所佔聯營公司儲備			
其他財務資產之公平價值收益		28	183
金融工具現金流量對沖之虧損		(5)	(129)
資本儲備		30	—
保留溢利		—	106
出售聯營公司所引致之儲備回撥		6	(72)
滙率波動儲備		24	—
所佔共同控制實體儲備			
其他財務資產之公平價值收益		9	—
金融工具現金流量對沖之收益／(虧損)		3	(1)
普通儲備		1	1
滙率波動儲備		46	—
資本儲備		6	17
其他財務資產之公平價值收益		3,292	1,064
外幣換算差額		2,168	870
其他財務資產之減值虧損撥至損益賬		77	103
金融工具現金流量對沖之收益／(虧損)		57	(50)
出售附屬公司權益		(46)	—
未於綜合損益賬確認之收益淨額		5,696	2,092
年內溢利			
本公司股東應佔溢利		10,843	8,272
少數股東權益		724	443
支付本公司股東股息	9	(3,756)	(3,071)

	附註	二零零七年 港幣百萬元	二零零六年 港幣百萬元
購回股份			
股票票面值		(1)	(1)
已付溢價		(109)	(35)
以股份為基礎之支付		179	62
少數股東權益		2,683	(1,037)
已行使購股權			
已收取溢價		423	86
已發行股本		8	2
十二月三十一日		64,699	48,009
代表			
十二月三十一日已計入建議末期及特別股息		62,929	45,594
建議末期及特別股息	9	1,770	2,415
		64,699	48,009

賬目附註

1　主要會計政策

編製本賬目的主要會計政策載於下文。除非另有規定，該等政策適用於所有呈報年度。

a　編製準則

除於以下會計政策中所披露者外，本賬目乃根據香港財務報告準則及實際成本編製。

於二零零七年，本集團已採納於截至二零零七年十二月三十一日止年度期間頒佈及生效之若干新訂或經修訂之香港財務報告準則，當中有下列準則對全年賬目有披露性的影響。

- 香港財務報告準則第7號「財務工具：披露」；及
- 香港會計準則第1號(修訂)「財務報表的呈列－股本披露」

採納此等會計準則或經修訂準則並無對本集團之會計政策產生重大變動，亦無對所呈報截至二零零七年十二月三十一日止年度之業績產生重大影響。

本集團並無提早採納由香港會計師公會頒佈之修訂、新訂準則及詮釋(截至二零零七年十二月三十一日止年度並未生效)，並對該等政策對未來會計期間將產生之影響進行評估。

b　綜合賬目之準則

綜合賬目乃綜合本公司及其全部附屬公司截至結算日止之賬目。於本年度收購或出售之附屬公司，其業績分別由收購之生效日期起計或計至出售之生效日期為止。

c　商譽

因收購附屬公司、共同控制實體及聯營公司而產生之正商譽，為其收購成本超出本集團應佔所收購可辨認資產、負債及或然負債之公平價值之數額。

因收購附屬公司、共同控制實體及聯營公司而產生之負商譽，為本集團應佔所收購可辨認資產、負債及或然負債之公平價值超出其收購成本之數額。

正商譽將會被列入綜合資產負債表內為一項獨立資產，或包括在共同控制實體及聯營公司內經最少每年一次的減值重估後以成本價減除累積減值虧損入賬。負商譽則於購入後即時於損益賬中確認。

d　附屬公司

附屬公司乃本公司透過直接或間接權益而擁有其控制權之公司。擁有控制權代表本公司可以影響該公司之財務及營運政策。

在本公司資產負債表內於附屬公司之投資，乃以成本減去任何減值虧損入賬。附屬公司之業績則以已收及應收股息計算在本公司之內。

e　**共同控制實體**

共同控制實體為本集團與其他人士組成之合資企業，其經濟活動由本集團與該等其他人士共同控制，概無任何一方享有單獨控制權。

綜合損益賬已包括本集團應佔共同控制實體在本年度之業績，並就商譽之減值虧損作出調整(如有者)。綜合資產負債表已包括本集團所佔共同控制實體之資產淨值以及在收購時產生之商譽。

在本公司資產負債表內於共同控制實體之投資，乃以成本減去減值虧損入賬。共同控制實體之業績則以已收及應收股息計算在本公司之內。

f　**聯營公司**

聯營公司指除附屬公司及共同控制實體外，由本集團長期持有不多於百分之五十股權，而又能對其管理運用顯著影響力之公司。

綜合損益賬包括本集團在該年度所佔聯營公司之業績，並就商譽之減值虧損作出調整(如有者)。綜合資產負債表內包括本集團所佔聯營公司之資產淨值，及已包括於收購日所佔其資產淨值之公平價值。

在本公司資產負債表內於聯營公司之投資，乃以成本減去減值虧損入賬。聯營公司之業績則以已收及應收股息計算在本公司之內。

g　**物業、機器及設備**

物業、機器及設備乃按成本減去累積折舊及累積減值虧損入賬。

永久業權之土地不作攤銷。

行車隧道之折舊乃根據預計隧道使用量及實質使用量比較計算。

物業、機器及設備用直線法在估計使用年期內足以撇銷其成本(扣除減值虧損)之折舊率折舊，年率如下：

- 樓宇：2%－4%或該土地之租約餘期
- 機器：9%－20%
- 其他物業、機器及設備包括電訊設備、交通設備、貨運駁船、電腦裝備、汽車、傢俬、裝置及設備：10%－25%

資產可使用之年期於結算日予以檢討，並於適當時作出調整。

h　**投資物業**

投資物業指建築及發展工程皆已完成而因有投資潛質而持有之土地及／或樓宇權益，其中包括現時未決定未來用途之所持有土地。

投資物業乃按公平價值於資產負債表內入賬，並每年進行檢討。任何由於公平價值變動或來自收回或出售之投資物業所引致之收益或虧損均於損益賬中確認。

i　發展中物業

發展中物業包括於發展之土地、建築中之樓宇及於發展中惟未決定是否保留作投資用途或出售以賺取收入之物業。租賃土地按土地之租約年期攤銷，並以成本減去累積攤銷及任何累積減值虧損入賬。該等攤銷成本於建築期間撥作樓宇成本。在建及發展中樓宇以成本減去任何累積減值虧損入賬。

j　撥作發展成本之支出

物業發展支出包括利息及專業費用，皆撥作發展成本。

需要長時間籌備方能擬作使用或出售之發展中資產，其涉及之借貸成本皆撥作發展中資產之賬面值。

發展中資產所借貸資金之資本化比率，乃根據本集團之借貸成本釐定。

其他借貸成本皆於該期內之損益賬支銷。

k　待售物業

待售物業包括租賃土地及樓宇成本，皆歸入流動資產一類，並以成本值及可變現淨值之較低者入賬。租賃土地按成本減去累積攤銷及任何累積減值虧損入賬。樓宇成本則按成本減去任何減值虧損入賬。

l　租賃土地

租賃土地包括根據營業租約安排持有之土地，以直線法按租約年期攤銷。

m　無形資產

無形資產包括商譽和有關採礦資產之費用支出。有關商譽之會計政策詳見主要會計政策1(c)。

有關採礦資產之費用支出因會產生未來經濟利益皆撥作無形資產部分，自可使用之日起以直線法按其估計可使用年期攤銷至損益賬。

n　貿易及其他應收賬款

貿易及其他應收賬款首先按公平價值確認，其後按已攤銷成本用實際利率法計量，減去減值撥備。貿易及其他應收賬款之減值撥備乃按有客觀事實證明本集團無法根據原應收賬款之條款於到期時收回所有款項時確定。撥備之款額為資產之賬面值與估計未來現金流之現值(按實際利率折讓)之差額。撥備之款額於損益賬中確認。

o　現金及等同現金

現金及等同現金包括手頭現金、銀行活期存款，到期時間少於三個月之其他短期高流動性投資及銀行透支。銀行透支乃於資產負債表內列於流動負債項目下之借款中。

p　借款

借款首先按公平價值減應計交易成本確認。交易成本乃由於直接收購、發行或出售財務資產或財務負債產生之增加成本，包括付予代理、顧問、經紀及交易商之費用及佣金、監管機構及證券交易所徵收之費用及交易稅。借款其後按攤銷成本入賬；任何所得款項(扣除交易成本)與贖回價值間之差額均按借款年期用實際利率法於損益賬中確認。

q　分類報告

業務分類為從事提供產品或服務之一組資產及經營，而其根據風險及回報與其他業務分類有所不同。地域分類指於某一特定經濟環境中從事提供產品及服務之分類，而其所承受之風險及回報與其他經濟環境中經營之分類有所不同。

r　收益認算

i)　汽車

來自汽車銷售之收益，乃於簽發登記文件或將車輛付運時(以較早為準)及當顧客一併接收該貨品連同有關之風險和擁有權時入賬。收益已扣除任何政府稅項及減去任何貿易折扣。

ii)　出售發展中物業及待售物業

發展中物業之銷售收益僅在擁有權之重大風險及利益轉予買方時方可入賬。本集團認為訂約銷售之樓宇於竣工以及相關機構已頒發交付物業所需之有關許可證時，為擁有權之重大風險及利益轉移。

來自待售物業之收益於簽訂買賣合約之日入賬。

iii)　貨品銷售

來自貨品銷售之收益於交貨予顧客時入賬。收益經已扣除任何貿易折扣。

iv)　來自合作合營公司之收益

其他來自合作合營公司所得之收入或股息，均於收取之權利確定時入賬。

來自出售合作合營公司所得之收入於簽訂買賣合約日期時入賬。

v) *提供服務*

佣金收入及提供維修服務之收入，分別於有關貨物售予顧客及有關工作完成時入賬。

vi) 來自電訊服務之收益於提供服務予顧客時入賬。

vii) *租金收入*

租金收入乃按相關租約之年期以直線法入賬。

viii) *股息收入*

股息收入於收取股息之權利確定時入賬。

本集團參與投資之公司於其結算日後建議或宣派之股息，均不確認為於結算日之收入，改為於確立收取股息權利之日期予以確認。

s　金融工具

本集團將其投資分為以下類別：按公平價值列賬之財務資產、貸款與應收賬款以及可供出售之財務資產。分類視乎購入該投資之目的而定。管理層於初步確認時決定其投資分類，並於每個報告日期重新評估該分類。

i) *按公平價值列賬之財務資產*

此類別分為兩個次類別：持作交易用途之財務資產及最初已指定按公平價值列賬之財務資產。倘若購入之主要目的為於短期內出售或倘若管理層指定作此目的，則財務資產會撥歸此類別。衍生金融工具除指定為用作對沖交易外，一般可分類為持作交易用途。若此類別之資產應歸類為流動資產，其可持作交易或預期將於結算日起計12個月內變現。

ii) *貸款與應收賬款*

貸款與應收賬款乃並非於活躍市場報價而具備固定或可釐定款項之非衍生工具財務資產。貸款及應收賬款之產生為當本集團直接向債務人提供款項、貨品或服務且無意買賣該年應收賬款，此款項應計入流動資產內，惟不包括以結算日起計12個月後到期者，該等款項則被列作非流動資產。貸款與應收賬款於賬目附註內列作應收款項、應收賬款、按金及預付款項。

iii) *可供出售財務資產*

可供出售財務資產乃指定為此類別或不屬於任何其他類別之非衍生工具。財務資產的購入及出售於交易日確認－交易日指本集團承諾購入或出售該資產之日。投資按其公平價值加交易成本作初步確認，當本集團從該投資收取現金之權利過期或被轉讓，並已將該

資產擁有權之全部風險及利益實際上轉移後，該投資將不再被確認。除非管理層計劃在結算日起計12個月內出售有關投資，否則可供出售財務資產將列入非流動資產項下。

如果可供出售投資之公平價值無法可靠計量則按成本減去減值虧損入賬。因公平價值變動而產生之收益及虧損在投資重估儲備賬中確認。如出售投資或投資被確定減值，則先前在投資重估儲備賬中確認之累計收益或虧損將被轉入損益賬。

iv)　衍生金融工具

衍生金融工具以公平價值入賬。公平價值變動之收益或虧損一般於損益賬中確認，除非衍生金融工具符合對沖交易會計。如衍生金融工具符合對沖交易會計並被指定為現金流量對沖，則該工具之未變現收益或虧損之有效及無效部份，分別在現金流量對沖儲備賬及損益賬中直接確認。與計入現金流量對沖儲備賬之現金流量對沖有效部份有關之累計收益或虧損，將於對沖交易產生之收益或虧損於損益賬中確認時，同一期間在損益賬中確認。

用於對沖之各項衍生工具之公平價值載於附註29。股東權益之對沖儲備變動載於附註25。當對沖項目尚未屆滿期限超過12個月，則有關之對沖衍生工具之完整公平價值將列為非流動資產或負債。

t　營業租約

資產擁有權之全部利益及風險實際上仍保留於出租公司之租約，列為營業租約處理。營業租約之應付及應收租金按各租期以直線法計算。

u　資產減值

本集團於每年及在發生若干事件或情況有所轉變而致某項資產之賬面值可能無法收回時檢討資產(包括商譽)之賬面值以確定是否存在減值。倘有關資產被視作出現減值，將於損益賬內確認之減值乃根據該等資產之賬面值超出可收回金額而釐定。

v　存貨

存貨主要包括汽車、零件、電器用品、食品、貿易項目及鋼鐵，乃以成本值及可變現淨值之較低者入賬。成本指購置或生產之實質成本，並適當地以先進先出法、個別鑑定法或加權平均法計算。可變現淨值乃於日常業務往來估計之銷售價格，扣除適用之可變動銷售費用。

w　外幣

綜合財務報表以港幣列賬，港幣為本公司之功能及呈報貨幣。

外幣交易按交易日之滙率換算為港幣。

附屬公司、共同控制實體及聯營公司之資產及負債，以及所有其他以外幣計值之貨幣資產及負債，均按結算日之滙率換算為港幣。以外幣計值之業績按當年度平均滙率換算。

重新換算海外實體投資淨額及指定作為該等投資對沖之金融工具所產生之滙率波動差額直接計入滙率波動儲備。出售該等投資時，有關滙兑差額將於綜合損益賬中確認為出售損益之一部分。所有其他滙兑差額均於綜合損益賬中處理。

於二零零五年一月一日之後，收購海外實體所產生之商譽及公平價值調整，視為海外實體之資產及負債，並按結算日之滙率換算，此等差額直接計入滙率波動儲備。

x　**遞延税項**

遞延税項採用資產負債表負債法計算，用以確認資產及負債兩者本身税基與賬面值之臨時差額。因滙付保留溢利產生之預扣税，只會在公司現階段有意滙付此等溢利之情況下方進行撥備。至於涉及尚未動用賦税虧損之遞延税項資產，則只會在未來有可能動用有關虧損時方予確認。

重估投資物業所產生之遞延税項，乃以物業賬面值透過其持作使用收回及按所適用利得税率計算之基準確認。

y　**以股份為基礎之支付**

本集團設有購股權計劃。就僱員提供服務而授予購股權之公平價值確認為權益授出期間內一項支出，資本儲備亦會相應增加。將於權益授出期間內列作支出之金額乃參考所授期權之公平價值釐定。於每個資產負債表結算日，本集團會修訂預期行使之購股權數目，對於修訂之影響(如有者)會於綜合損益賬中確認。

2　重要會計估計及判斷

估計及判斷乃按以往經驗及其他因素(包括對未來事件之合理預測)為基準而持續作出評估。

本集團就未來作出估計及假設，得出之會計估算可能與相關實際結果不同。於下一財政年度內對資產及負債之賬面值可能產生重大調整風險之估計及假設結論如下：

i)　**投資物業**

投資物業之公平價值每年均由獨立合資格估值師按公開市場價值現有用途基準及淨收益計算，且計及復歸潛力。

於作出判斷時，主要假設以結算日之市場情況及適用之折現率為基準而作出考慮。

ii) 估計商譽減值

本集團每年均根據附註1(u)中所載之會計政策測試商譽是否減值。就減值測試而言，已被分配至各產生現金單位之商譽會按預計經營表現及現金流量作出減值檢討。資產或現金產生單位的可收回金額根據使用價值計算的方法釐定。估計現金流量乃反映對現在及未來之市場情況作出合理之假設，並作出適當折讓。

iii) 所得稅

本集團須繳納若干司法地區之所得稅。釐定所得稅之全球撥備須作出審慎判斷。於日常業務過程中，本集團用作釐定最終稅項之多項交易及計算方法並不確定。倘該最終稅項結果與初步錄得之款額不同，則有關差額將影響釐定期間之所得稅及遞延稅項撥備。

遞延稅項資產的確認主要涉及稅項虧損，並取決於管理層對可用於抵銷可動用稅項虧損之日後須課稅溢利之預期。該等實際利用之結果或有不同。

3 營業額

本公司之主要業務為持有其附屬公司，而其主要附屬公司之主要業務載於本賬目附註35。

本集團之營業額包括向顧客供應貨品(如適用，經扣除政府稅項)及提供服務之總發票值、電訊服務收費、出售投資及物業所得總額、就股息已收及應收之款項、來自合作合營公司之收入、隧道收費、總物業租金，以及貨倉及冷藏倉庫收入，分析如下：

	集團	
	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*
貨品銷售	33,957	27,613
提供予顧客之服務	2,635	2,214
航空業務重組之總收益	—	7,731
附屬公司分拆上市之總收益	6,083	—
物業出售及租金收入	1,362	8,320
隧道收費	708	679
其他	188	492
	44,933	47,049

4　分類資料

分類資料乃按本集團之業務及地理區域劃分。選擇以業務分類作為主要之呈報方式，因此舉較切合本集團內部之財務報告。

a　營業額及分類業務溢利

以下為按業務分類之本集團營業額及綜合業務溢利，以及所佔共同控制實體及聯營公司業績之分析：

	營業額		綜合業務溢利		所佔共同控制實體之業績		所佔聯營公司之業績		集團合計		分類業務分配		分類業務溢利	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
特鋼	18,501	15,278	2,418	1,809	426	119	–	–	2,844	1,928	–	–	2,844	1,928
物業*(附註)*	1,321	8,320	405	1,942	(16)	–	335	276	724	2,218	97	84	821	2,302
基礎建設	1,221	8,817	265	2,430	673	760	1,553	1,190	2,491	4,350	–	–	2,491	4,350
上市附屬公司														
中信1616	3,625	1,364	2,174	234	–	–	–	–	2,174	234	–	–	2,174	234
大昌行	20,119	13,222	3,270	437	53	35	2	(1)	3,325	471	(97)	(84)	3,228	387
其他	146	48	(126)	(93)	208	119	(45)	(22)	37	4	–	–	37	4
投資物業														
公平價值變動	–	–	1,002	735	–	–	412	439	1,414	1,174	–	–	1,414	1,174
減：一般及行政費用	–	–	(640)	(569)	–	–	–	–	(640)	(569)	–	–	(640)	(569)
	44,933	47,049	8,765	6,925	1,344	1,033	2,257	1,852	12,369	9,840	–	–	12,369	9,840
財務支出淨額													(32)	(481)
稅項													(770)	(644)
年內溢利													11,567	8,715

附註：　營業額與分類營業額的呈報相同，除物業分類業務營業額如上述披露之分配作調整外。

以下為按地理區域劃分之本集團營業額分析：

	集團	
	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*
香港	15,126	23,106
中國	27,592	22,278
海外	2,215	1,665
	44,933	47,049

b　資產及負債

以下為按業務類別劃分之本集團分類資產及負債分析：

	分類資產		共同控制實體投資		聯營公司投資		分類負債		總額	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
特鋼	17,237	12,835	4,252	3,158	–	–	(5,381)	(3,831)	16,108	12,162
鐵礦石開採	10,287	2,390	–	–	–	–	(702)	(60)	9,585	2,330
物業	15,696	14,925	4,324	2,347	5,058	4,676	(1,507)	(1,109)	26,571	20,539
基礎建設	1,780	1,979	6,955	7,744	12,772	11,620	(70)	(227)	21,437	21,116
上市附屬公司										
中信1616	1,047	776	–	–	–	–	(472)	(373)	575	403
大昌行	6,528	5,508	165	160	135	112	(2,155)	(1,649)	4,646	4,131
其他	7,109	2,586	1,750	1,513	(27)	8	(176)	–	8,656	4,107
分類資產/(負債)	62,684	40,999	17,446	14,922	17,941	16,416	(10,493)	(7,249)	87,578	65,088
企業營運	8,664	4,225	–	–	–	–	(28,959)	(19,134)	(20,295)	(14,909)
稅項撥備									(590)	(319)
遞延稅項負債淨額									(1,994)	(1,851)
									64,699	48,009

以下為按地理區域劃分之本集團分類資產分析：

	集團	
	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*
香港	18,707	13,342
中國	32,499	24,240
海外		
—澳洲	10,287	2,390
—其他	1,191	1,027
	62,684	40,999

5　綜合業務溢利

	集團 二零零七年 港幣百萬元	集團 二零零六年 港幣百萬元
綜合業務溢利已計入		
來自其他財務資產之股息收入	86	9
租金收入		
投資物業		
總收益	586	515
*減：*直接支出	(80)	(77)
	506	438
其他營業租約	133	133
出售附屬公司及聯營公司溢利	4,595	3,507

	集團 二零零七年 港幣百萬元	集團 二零零六年 港幣百萬元
並已扣除		
銷售成本		
經營業務	30,878	25,638
出售附屬公司及聯營公司	1,531	11,381
	32,409	37,019
存貨成本	29,029	23,458
下列費用已包括於銷售成本，分銷及銷售費用及其他營運費用內：		
員工成本	2,410	1,868
物業、機器及設備折舊	1,122	1,034
租賃土地攤銷	45	47
其他營運費用	3,733	2,845
核數師酬金	26	18
僱員退休金計劃供款	107	99
其他財務資產之減值虧損*(附註)*	99	105
物業、機器及設備之減值虧損*(附註)*	103	120
發展中物業之減值虧損*(附註)*	353	—
共同控制實體及聯營公司之減值虧損*(附註)*	282	152
支付予本公司之主要股東中信(香港集團)有限公司(「中信香港」)之管理費	2	2
營業租約租金		
土地及樓宇	205	136

附註：　特鋼減值虧損為港幣七千一百萬元(二零零六年：港幣八千八百萬元)，物業減值虧損為港幣三億五千三百萬元(二零零六年：無)，基礎建設減值虧損為港幣二億六千八百萬元(二零零六年：港幣一億八千六百萬元)，及其他減值虧損為港幣一億四千五百萬元(二零零六年：港幣一億零三百萬元)。

以下為本集團日後根據不可撤銷之營業租約所應收取之最低租約付款總額：

	集團	
	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
一年內	564	428
一年後但於五年內	633	353
五年後	169	17
	1,366	798

6 財務支出淨額

	集團	
	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
財務支出		
利息支出		
須於五年內全部償還之銀行貸款及透支	526	520
不須於五年內全部償還之銀行貸款	237	35
須於五年內全部償還之其他貸款	201	338
不須於五年內全部償還之其他貸款	21	20
	985	913
已撥充資本之款項	(680)	(323)
	305	590
滙兑收益	(31)	(5)
其他財務支出	39	63
金融工具之公平價值收益	(55)	(8)
	258	640
財務收入		
利息收益	(226)	(159)
	32	481

7 税項

香港利得税根據年內估計應課税溢利按税率17.5%（二零零六年：17.5%）計算。海外税項則根據年內估計應課税溢利，再按本集團經營業務國家當地適用之税率計算。税項撥備將定期作出檢討，以反映法例、慣例及商討情況之改變。

	集團	
	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
本期所得税		
香港利得税	308	188
海外税項	450	309
遞延税項*（附註30）*		
投資物業公平價值變動	173	123
源自及撥回暫時差異	19	24
税率改變之影響	(180)	–
	770	644

採用本集團除稅前溢利計算之稅項，與採用本公司所屬國家稅率計算之理論上稅項比較，兩者差異如下：

	集團	
	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
除稅前溢利	12,337	9,359
減：所佔業績		
共同控制實體	(1,344)	(1,033)
聯營公司	(2,257)	(1,882)
	8,736	6,444
按17.5%之稅率計算(二零零六年：17.5%)	1,529	1,128
其他國家不同稅率之影響	84	119
毋須課稅之收入及費用	(761)	(550)
未確認之稅項虧損於本年度抵銷及扣減不被確認之稅項虧損	8	(42)
年前之多出撥備	(6)	(26)
稅率改變之影響	(180)	—
其他	96	15
稅項開支	770	644

8 **本公司股東應佔溢利**

已列入本公司賬目之本公司股東應佔溢利為港幣五十七億一千三百萬元(二零零六年：港幣七十九億六千五百萬元)。

9 **股息**

	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
已派二零零六年末期股息：每股港幣0.80元(二零零五年：港幣0.80元)	1,767	1,755
已派二零零六年特別股息：每股港幣0.30元(二零零五年：無)	662	—
	2,429	1,755
中期		
已派二零零七年中期股息：每股港幣0.40元(二零零六年：港幣0.30元)	885	658
已派二零零七年特別股息：每股港幣0.20元(二零零六年：港幣0.30元)	442	658
末期		
建議二零零七年末期股息：每股港幣0.80元(二零零六年：港幣0.80元)	1,770	1,756
建議二零零七年特別股息：每股港幣無(二零零六年：港幣0.30元)	—	659
	3,097	3,731
每股股息(港幣元)	1.40	1.70

10　每股盈利

每股盈利乃按股東應佔溢利港幣一百零八億四千三百萬元(二零零六年：港幣八十二億七千二百萬元)計算。

每股盈利乃按年內已發行股份之加權平均數2,207,542,455股(二零零六年：已發行股份2,193,921,689股)計算。已攤薄每股盈利則按2,213,084,305股股份(二零零六年：2,198,341,170股股份)(即年內已發行股份之加權平均數加上在全部尚餘之購股權獲行使時將視作以無償方式發行之5,541,850股股份(二零零六年：4,419,481股股份)之加權平均數)計算。

11　董事酬金

截至二零零七年十二月三十一日止年度之每位董事酬金如下所示：

董事姓名	袍金	薪金、津貼及實物利益	酌情花紅	退休福利	以股份為基礎的支付	二零零七年總計	二零零六年總計
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
榮智健*	0.15	3.21	48.00	0.01	15.62	66.99	51.21
范鴻齡*	0.15	3.01	41.00	0.01	12.50	56.67	43.43
李松興*	0.15	1.75	33.00	0.08	9.37	44.35	33.62
榮明杰*	0.15	1.12	9.00	0.05	6.25	16.57	8.38
張立憲*	0.15	1.54	15.00	0.07	6.25	23.01	14.73
莫偉龍*	0.15	2.08	5.00	0.01	4.69	11.93	9.90
李士林*	0.15	0.49	1.00	–	3.91	5.55	1.64
劉基輔*	0.15	0.58	7.00	0.01	5.47	13.21	10.51
周志賢*	0.15	1.49	9.00	0.07	6.25	16.96	10.37
羅銘韜*	0.15	1.43	9.00	0.06	6.25	16.89	10.28
王安德*	0.15	1.03	9.00	–	6.25	16.43	5.47
常振明	0.15	–	–	–	3.91	4.06	1.06
張偉立	0.30	–	–	–	–	0.30	0.30
何厚浠	0.15	–	–	–	–	0.15	0.15
韓武敦	0.30	–	–	–	–	0.30	0.30
陸鍾漢	0.25	–	–	–	–	0.25	0.25
何厚鏘	0.20	–	–	–	–	0.20	0.20
德馬雷	0.15	–	–	–	–	0.15	0.15
阮紀堂	–	0.10	–	–	–	0.10	11.56
姚進榮	–	–	–	–	–	–	0.20
	3.15	17.83	186.00	0.37	86.72	294.07	213.71

年內，本集團最高薪酬之五位人士皆為董事，其酬金亦已包括在上述分析內。

年內，本公司董事獲本公司根據中信泰富股份獎勵計劃二零零零授予18,500,000股購股權(二零零六年：10,200,000股購股權)。

年內，阮紀堂先生辭任。

標註「*」之執行董事被視為本集團主要管理人員。

12　退休福利

在獲得極大部份成員同意下，中信泰富已於二零零三年八月一日起停止向集團在香港的主要退休計劃，即中信集團退休計劃(「退休計劃」)供款。退休計劃已成為封閉式基金，並繼續由一名獨立信託人根據信託契約及條例細則管理。

所有退休計劃之成員已改為參加中信集團強制性公積金計劃(「強積金計劃」)，員工可選擇參加富達退休集成信託計劃或恒生強積金智選計劃。強積金計劃之供款連同僱主自願供款中所沒收之金額，將根據各集成信託計劃之條款及細則管理。

退休計劃及強積金計劃之資產，均由各計劃之獨立信託人所管理之基金分開持有。

中國內地及其他地區之員工的退休福利乃基於當地法例要求而制定。

13　固定資產

a　集團

	物業、機器及設備								
	自用物業	行車隧道	機器	其他 (附註iii)	小計	投資物業	發展中物業	租賃土地	總額
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
成本或估值									
二零零六年一月一日	3,166	2,000	5,279	3,917	14,362	8,645	1,876	1,858	26,741
兌換調整	81	–	219	68	368	109	37	27	541
添置									
透過收購附屬公司	79	–	9	67	155	–	–	50	205
其他	323	–	586	774	1,683	18	1,849	61	3,611
已撥充資本之租賃土地攤銷	–	–	–	–	–	–	21	–	21
出售									
透過出售附屬公司	–	–	–	–	–	–	(165)	–	(165)
其他	(125)	–	(289)	(216)	(630)	(18)	(313)	–	(961)
投資物業公平價值變動	–	–	–	–	–	735	–	–	735
轉撥至待售物業／存貨	–	–	–	(6)	(6)	–	(442)	–	(448)
完成後轉撥	736	–	818	(1,554)	–	115	(110)	(5)	–
二零零六年十二月三十一日	4,260	2,000	6,622	3,050	15,932	9,604	2,753	1,991	30,280
累積折舊、攤銷及減值									
二零零六年一月一日	586	808	1,353	1,552	4,299	–	27	240	4,566
兌換調整	22	–	86	9	117	–	1	2	120
本年度折舊及攤銷	159	90	520	265	1,034	–	28	37	1,099
收購附屬公司	11	–	2	6	19	–	–	–	19
因出售撥回									
其他	(6)	–	(105)	(135)	(246)	–	(15)	–	(261)
減值虧損	–	–	88	32	120	–	–	–	120
轉撥至其他資產	–	–	–	(4)	(4)	–	–	–	(4)
重新分類	(2)	–	2	–	–	–	–	–	–
二零零六年十二月三十一日	770	898	1,946	1,725	5,339	–	41	279	5,659
賬面淨值									
二零零六年十二月三十一日	3,490	1,102	4,676	1,325	10,593	9,604	2,712	1,712	24,621
以下列代表									
成本	4,260	2,000	6,622	3,050	15,932	–	2,753	1,991	20,676
估值	–	–	–	–	–	9,604	–	–	9,604
	4,260	2,000	6,622	3,050	15,932	9,604	2,753	1,991	30,280

	物業、機器及設備								
	自用物業 *港幣百萬元*	行車隧道 *港幣百萬元*	機器 *港幣百萬元*	其他(*附註iii*) *港幣百萬元*	小計 *港幣百萬元*	投資物業 *港幣百萬元*	發展中物業 *港幣百萬元*	租賃土地 *港幣百萬元*	總額 *港幣百萬元*
成本或估值									
二零零七年一月一日	4,260	2,000	6,622	3,050	15,932	9,604	2,753	1,991	30,280
兌換調整	245	–	564	69	878	385	141	70	1,474
添置									
其他	172	–	657	2,665	3,494	–	1,851	358	5,703
已撥充資本之租賃土地攤銷	–	–	–	–	–	–	39	–	39
出售									
透過出售附屬公司	–	–	(15)	(231)	(246)	–	–	–	(246)
其他	(29)	–	(132)	(186)	(347)	(27)	(24)	(238)	(636)
投資物業公平價值變動	–	–	–	–	–	1,002	–	–	1,002
轉撥至待售資產	(37)	–	–	–	(37)	–	–	(336)	(373)
完成後轉撥	258	–	(38)	(243)	(23)	(69)	(22)	114	–
二零零七年十二月三十一日	4,869	2,000	7,658	5,124	19,651	10,895	4,738	1,959	37,243
累積折舊、攤銷及減值									
二零零七年一月一日	770	898	1,946	1,725	5,339	–	41	279	5,659
兌換調整	56	–	206	21	283	–	3	4	290
本年度折舊及攤銷	170	98	564	290	1,122	–	60	42	1,224
出售附屬公司	–	–	(7)	(116)	(123)	–	–	–	(123)
因出售撥回									
其他	(16)	–	(89)	(114)	(219)	–	(7)	–	(226)
減值虧損	6	–	68	29	103	–	353	–	456
轉撥至其他資產	(4)	–	(46)	38	(12)	–	–	(7)	(19)
重新分類	(5)	–	5	–	–	–	–	–	–
二零零七年十二月三十一日	977	996	2,647	1,873	6,493	–	450	318	7,261
賬面淨值									
二零零七年十二月三十一日	3,892	1,004	5,011	3,251	13,158	10,895	4,288	1,641	29,982
以下列代表									
成本	4,869	2,000	7,658	5,124	19,651	–	4,738	1,959	26,348
估值	–	–	–	–	–	10,895	–	–	10,895
	4,869	2,000	7,658	5,124	19,651	10,895	4,738	1,959	37,243

附註：

i) 於發展中物業內已撥充資本之利息總額為港幣一億八千八百萬元(二零零六年：港幣八千一百萬元)。

ii) 於二零零七年十二月三十一日，本集團部分自用物業及機器，總賬面額為港幣一千一百萬元(二零零六年：港幣五億元)，用作本集團其中一間附屬公司信貸之抵押。

iii) 其他物業、機器及設備包括採礦資產、在建工程、交通設備、貨運駁船、電腦裝備、電訊設備、汽車、傢俬、裝置及設備。

iv) 本集團已批准但未簽約及已簽約但未撥備之資本承擔涉及物業、機器及設備，在建工程及租賃土地分別為港幣二億五千四百萬元(二零零六年：港幣一千七百萬元)及港幣二百一十一億四千七百萬元(二零零六年：港幣三十九億四千一百萬元)。

	集團	
	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
按業務劃分之添置分析		
特鋼	1,062	1,716
鐵礦石開採	1,990	8
物業	2,161	1,471
基礎建設	56	126
上市附屬公司		
中信1616	62	42
大昌行	360	444
其他	12	9
	5,703	3,816
按地理區域劃分之添置分析		
香港	837	215
中國	2,876	3,580
海外	1,990	21
	5,703	3,816
按業務劃分之折舊及攤銷分析		
特鋼	702	652
物業	130	91
基礎建設	143	132
上市附屬公司		
中信1616	79	73
大昌行	157	139
其他	13	12
	1,224	1,099

b　**公司**

	汽車、設備、傢俬及裝置	
	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
成本		
一月一日	103	101
添置	7	7
出售	(4)	(5)
十二月三十一日	106	103
累積折舊		
一月一日	79	74
本年度折舊	12	10
因出售撥回	(4)	(5)
十二月三十一日	87	79
賬面淨值		
十二月三十一日	19	24

c　本集團物業之年期如下：

	自用物業		投資物業		發展中物業		租賃土地		總額	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
租約物業										
香港										
超過50年之租約	23	24	858	751	–	–	–	–	881	775
10至50年之租約	1,046	1,032	4,057	3,743	77	24	1,114	1,143	6,294	5,942
少於10年之租約	20	76	–	–	–	–	–	–	20	76
中國										
超過50年之租約	32	–	1,384	1,184	3,213	2,333	–	–	4,629	3,517
10至50年之租約	3,506	2,875	4,214	3,611	1,448	396	845	848	10,013	7,730
少於10年之租約	24	28	–	–	–	–	–	–	24	28
海外物業										
永久物業	218	225	382	315	–	–	–	–	600	540
	4,869	4,260	10,895	9,604	4,738	2,753	1,959	1,991	22,461	18,608

d　**物業估值**

本集團之投資物業已由獨立專業合資格估值師於二零零七年十二月三十一日重新估值。

物業位於	**估值師**
香港及上海	萊坊測計師行有限公司
日本	Tekko Building Co., Limited

e　本集團持作營業租約用途以產生租金收入之固定資產及於流動資產項目下之待售物業如下：

	投資物業	自用物業	其他固定資產	固定資產總額	待售物業
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
成本或估值	9,604	22	232	9,858	310
累積折舊／攤銷	–	(3)	(124)	(127)	(58)
賬面淨值					
二零零六年					
十二月三十一日	9,604	19	108	9,731	252
本年度折舊／攤銷	–	1	38	39	3
成本或估值	10,895	22	212	11,129	310
累積折舊／攤銷	–	(2)	(119)	(121)	(61)
賬面淨值					
二零零七年					
十二月三十一日	10,895	20	93	11,008	249
本年度折舊／攤銷	–	–	32	32	3

14 附屬公司

	公司	
	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*
非上市股份，按成本減去減值虧損	986	868
附屬公司欠負金額*(附註a, b)*	59,230	48,458
欠負附屬公司金額*(附註a)*	(9,616)	(7,192)
	50,600	42,134

主要附屬公司資料載於附註35。

附註：

a. 除附屬公司欠負約港幣四百二十八億八千八百萬元(二零零六年：港幣三百九十七億六千萬元)為免息貸款，以及欠負附屬公司約港幣六十一億一千三百萬元(二零零六年：港幣三十六億八千七百萬元)為免息貸款外，其餘附屬公司欠負及欠負附屬公司之款項均按市場利率計算之有息貸款。該等貸款並無固定還款期，亦無違約或減值。

b. 在二零零七年及二零零六年十二月三十一日，金額並無任何拖欠或遭減值。

15 共同控制實體

	集團	
	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*
所佔資產淨額	15,147	12,632
商譽		
一月一日	533	341
添置	18	192
出售	(39)	–
十二月三十一日	512	533
	15,659	13,165
共同控制實體欠負之貸款*(附註b)*	1,963	1,902
欠負共同控制實體之貸款*(附註b)*	(176)	(145)
	17,446	14,922

	公司	
	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*
非上市股份成本	3,687	2,115
共同控制實體欠負之貸款	504	477
欠負共同控制實體之貸款	(175)	(147)
	4,016	2,445

附註：

a. 共同控制實體包括香港西區隧道有限公司(「西隧」)，該公司之財政年度結算日為七月三十一日，與本集團之結算日不同。西隧之業績已按其由二零零七年一月一日至二零零七年十二月三十一日期間之管理賬目以權益法入賬。

b. 除在共同控制實體欠負之貸款內約港幣二億六千四百萬元(二零零六年：共同控制實體欠負之貸款約港幣四億六千五百萬元)為免息貸款外，其餘共同控制實體欠負及欠負共同控制實體之貸款均按市場利率計息。該等貸款並沒有固定之還款期。除了為港幣一億三千二百萬元之減值虧損(二零零六年：無)作出撥備外，該等貸款並無拖欠或遭減值。

c. 下列款項為本集團所佔共同控制實體之資產及負債，銷售額及業績，均以權益法計入綜合資產負債表及損益賬：

	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
資產		
非流動資產	20,409	18,114
流動資產	16,328	14,620
	36,737	32,734
負債		
非流動負債	(10,038)	(10,276)
流動負債	(11,786)	(10,357)
	(21,824)	(20,633)
資產淨額	14,913	12,101
收益	15,532	8,308
支出	(13,986)	(7,425)
年內溢利	1,546	883
於共同控制實體資本承擔中之所佔比例	378	402

d. 主要共同控制實體資料載於附註35。

16 聯營公司

	集團	
	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*
所佔資產淨額	13,768	12,114
商譽		
一月一日	1,444	1,829
出售	(5)	(385)
十二月三十一日	1,439	1,444
聯營公司欠負之貸款*(附註b)*	2,746	2,879
欠負聯營公司之貸款*(附註b)*	(12)	(21)
	17,941	16,416
投資成本		
非上市股份	4,744	4,593
香港上市股份	6,252	6,253
	10,996	10,846
上市股份之市值	14,033	13,194

	公司	
	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*
投資成本		
非上市股份	2,197	2,197
香港上市股份	931	931
	3,128	3,128
聯營公司欠負之貸款	2,513	2,516
欠負聯營公司之貸款	(9)	(18)
	5,632	5,626
上市股份之市值	1,461	1,373

年內從聯營公司獲取之股息收入如下：

	集團	
	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*
上市聯營公司	392	632
非上市聯營公司	399	262
	791	894

附註：

a. 聯營公司中香港興業有限公司(「香港興業」)，該公司之財政年度結算日為三月三十一日，與本集團之結算日不同。香港興業之業績已按其由二零零七年一月一日至二零零七年十二月三十一日期間之管理賬目以權益法入賬。

b. 除在欠負聯營公司／聯營公司欠負之貸款內約港幣九百萬元(二零零六年：港幣一千七百萬元)為免息貸款外，其餘聯營公司欠負及欠負聯營公司之貸款均按市場利率計息。該等貸款並沒有固定之還款期。除了為聯營公司欠負之貸款港幣二千四百萬元之減值虧損(二零零六年：無)作出撥備外，該等貸款並無拖欠或遭減值。

c. 主要聯營公司資料載於附註35。

以總額基準歸納各聯營公司之財務資料概要：

	集團	
	二零零七年	**二零零六年**
	港幣百萬元	*港幣百萬元*
資產	207,747	176,945
負債	136,952	114,552
收益	95,778	77,903
溢利	10,000	6,184

17 其他財務資產

	集團	
	二零零七年	**二零零六年**
	港幣百萬元	*港幣百萬元*
合作合營公司		
非上市投資之公平價值	69	65
合作合營公司欠款	3	37
	72	102
上市投資之公平價值		
於香港上市股份	6,991	2,591
於海外上市股份	35	112
	7,026	2,703
非上市投資		
股份成本	26	26
加：預付款項	—	14
	26	40
減：減值	—	(25)
	26	15
減：已收款項	—	(1)
	26	14
應收貸款	378	—
	7,502	2,819

主要合作合營公司資料載於附註35。

其他財務資產按幣種分類如下：

	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
港幣	7,049	2,635
人民幣	418	72
其他貨幣	35	112
	7,502	2,819

18 無形資產

	商譽 *港幣百萬元*	採礦資產 *港幣百萬元*	總額 *港幣百萬元*
成本			
二零零七年一月一日	1,146	1,865	3,011
添置	–	1,119	1,119
二零零七年十二月三十一日	1,146	2,984	4,130
累積減值虧損			
二零零七年一月一日及 二零零七年十二月三十一日	25	–	25
賬面淨值			
二零零七年十二月三十一日	1,121	2,984	4,105
成本			
二零零六年一月一日	603	–	603
添置	565	1,865	2,430
出售	(22)	–	(22)
二零零六年十二月三十一日	1,146	1,865	3,011
累積減值虧損			
二零零六年一月一日	–	–	–
減值	25	–	25
二零零六年十二月三十一日	25	–	25
賬面淨值			
二零零六年十二月三十一日	1,121	1,865	2,986

按業務劃分之分析：

	二零零七年		二零零六年	
	商譽	採礦資產	商譽	採礦資產
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
特鋼	57	–	57	–
鐵礦石開採	507	2,984	507	1,865
物業	297	–	297	–
基礎建設	7	–	7	–
上市附屬公司				
中信1616	83	–	83	–
大昌行	170	–	170	–
	1,121	2,984	1,121	1,865

19　非流動訂金

非流動訂金包括集團為固定資產的建設工程以及位於中國境內的土地收購項目而支付的訂金。

20　待售資產

於二零零七年十二月三十一日，本集團管理層批准出售在中華人民共和國一共同控制實體之權益列為待售資產，預計二零零八年一月完成。

於二零零七年十二月三十一日，本集團管理層批准出售位於香港之一項物業列為待售資產，並按其賬面值與公平價值減出售成本值之較低金額計算，預計二零零八年三月完成。

21　存貨

	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*
原材料	1,977	842
在產品	947	520
產成品	2,971	2,482
其他	87	76
	5,982	3,920

22 應收賬項、應收賬款、按金及預付款項

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
應收貿易賬項				
一年內	3,008	2,150	–	–
一年以上	42	24	–	–
	3,050	2,174	–	–
應收賬款、按金及預付款項	5,242	4,203	304	259
	8,292	6,377	304	259

附註：

i) 應收貿易賬項已扣除撥備；到期日按發票日期分類。

ii) 各營業單位均按照本身情況制訂明確之信貸政策。

iii) 應收賬項、應收賬款、按金及預付款項之賬面值與其公平價值相若。

iv) 應收賬款、按金及預付款項包括港幣二億五千一百萬元的衍生金融資產(二零零六年：港幣一千四百萬元)；及共同控制實體欠負金額港幣一億三千八百萬元(二零零六年：港幣一億三千四百萬元)均無抵押、不計利息及按通知償還，除計算利息金額港幣一百萬元(二零零六年：港幣六千五百萬元)外；及聯營公司欠負金額港幣九千萬元(二零零六年：港幣九千萬元)均無抵押、不計利息及按通知償還，除計算利息金額港幣零元(二零零六年：港幣一千二百萬元)外。

於二零零七年十二月三十一日，應收貿易賬款港幣五億六千萬元(二零零六年：港幣七億元)已到期但並無減值，此等款項涉及多名近期並無拖欠還款記錄之獨立客戶，此等應收賬款之賬齡分析如下：

	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*
三至六個月	528	448
六個月以上	32	252
	560	700

應收貿易賬款之減值撥備變動如下：

	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
一月一日	207	195
兑換調整	13	—
減值虧損撥備	26	24
年內撇銷之應收賬款	(158)	(12)
未動用之金額撥回	(5)	—
十二月三十一日	83	207

減值虧損撥備之增設與解除已計入綜合損益賬之其他營運費用內(附註5)。若預期無法收回額外現金，已計入撥備賬目之款項一般將被撇銷。

於二零零七年十二月三十一日，應收貿易賬款港幣九千一百萬元(二零零六年：港幣一億九千二百萬元)已個別進行減值，此等個別減值之應收賬款主要涉及在無法預期之嚴峻環境下經營之客戶。根據評估，本公司可以收回上述應收賬款之部份數額，因此已確認港幣六千萬元之特別減值虧損撥備(二零零六年：港幣一億八千五百萬元)。本集團對上述結餘並無持有任何抵押。

23 應付賬項、應付賬款、按金及應付款項

	集團		公司	
	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
應付貿易賬項				
一年內	4,055	2,553	—	—
一年以上	329	314	—	—
	4,384	2,867	—	—
應付賬款、按金及應付款項	6,343	5,168	210	99
	10,727	8,035	210	99

附註：

i) 應付賬款、按金及應付款項包括港幣六千六百萬元的衍生金融負債(二零零六年：港幣九百萬元)。

ii) 應付賬項、應付賬款、按金及應付款項之賬面值與其公平價值相若。

24 股本

	每股面值港幣0.40元之股份數目	*港幣百萬元*
法定		
二零零六年及二零零七年十二月三十一日	3,000,000,000	1,200
已發行並繳足		
二零零七年一月一日	2,195,604,160	878
根據購股權計劃而發行股份	19,336,000	8
於年內購回	(2,813,000)	(1)
二零零七年十二月三十一日	2,212,127,160	885

年內之變動：

於本年內，本公司於香港聯合交易所有限公司購回其本身之股份合共2,813,000股，該等股份已全被註銷，詳情如下：

			每股購回價	
年／月	購回股份數目	價格總額	最高	最低
		港幣百萬元	*港幣元*	*港幣元*
二零零七年十一月	2,813,000	109	39.35	38.25

年底後之變動：

由二零零八年一月一日至本報告日期，本公司根據購股權計劃所授出之購股權因獲行使，故本公司發行及配發合共270,000股股份，行使價為每股港幣22.10元。

由二零零八年一月一日至本報告日期，本公司於香港聯合交易所有限公司購回其本身之股份合共15,484,000股，該等股份已全被註銷。上述回購所支付之總代價約為港幣五億四千五百萬元。

購股權計劃：

根據在二零零零年五月三十一日採納之中信泰富股份獎勵計劃二零零零(「該計劃」)，董事會可邀請本公司或其任何附屬公司之任何董事、行政人員或僱員接納可認購本公司股份之購股權，而每接納該項邀請則須支付港幣1元。認購價由董事會釐定，價格最少為以下各項之較高者：(i)本公司股份在授出購股權日期於聯交所日報表上所列之收市價；(ii)本公司股份在緊接授出購股權日期前五個營業日在聯交所日報表上所列之平均收市價；及(iii)本公司股份面值。根據該計劃可授出購股權所涉及之最高股份數目，不得超過下列其中一項之10%(以較低者為準)：(i)本公司不時之已發行股本；或(ii)在採納該計劃日期本公司之已發行股本。

自採納該計劃後，本公司曾分別於二零零二年五月二十八日、二零零四年十一月一日、二零零六年六月二十日及二零零七年十月十六日合共授出四批購股權。於二零零二年五月二十八日，根據該計劃授出合共可認購11,550,000股本公司股份之購股權，佔已發行股本0.52%，行使價為每股港幣18.20元。本公司股份在緊接授出購股權日期前之收市價為港幣18.10元。於二零零四年十一月一日，根據該計劃授出合共可認購12,780,000股本公司股份之購股權，佔已發行股本0.58%，行使價為每股港幣19.90元。本公司股份在緊接授出購股權日期前之收市價為港幣19.90元。於二零零六年六月二十日，根據該計劃授出合共可認購15,930,000股本公司股份之購股權，佔已發行股本0.72%，行使價為每股港幣22.10元。本公司股份在緊接授出購股權日期前之收市價為港幣22.50元。於二零零七年十月十六日，根據該計劃授出合共可認購18,500,000股本公司股份之購股權，佔已發行股本0.84%，行使價為每股港幣47.32元。本公司股份在緊接授出購股權日期前之收市價為港幣47.65元。所有已授出及獲接納之購股權，可在授出購股權日期起計五年內全數或部分行使。所有授出之購股權已獲接納，於截至二零零七年十二月三十一日止期間內，概無予以註銷或作廢。

除該計劃外，本公司若干附屬公司已向若干僱員作出以股本結算及股份為基礎之付款。獲此等公司確認之以股份為基礎付款總額對本集團並不構成重大影響。

a　未行使之購股權流量變動及其有關加權平均行使價如下：

	二零零七年		二零零六年	
	每股平均行使價 *港幣元*	購股權	每股平均行使價 *港幣元*	購股權
一月一日		30,989,000		19,370,000
已授出	47.32	18,500,000	22.10	15,930,000
已獲行使	22.25	(19,336,000)	20.10	(4,311,000)
十二月三十一日		30,153,000		30,989,000

年內獲行使之購股權詳情：

時期	行使價 *港幣元*	股份數目 二零零七年	股份數目 二零零六年
二零零七年一月二十六日至五月九日	18.20	6,840,000	1,560,000
二零零七年一月二日至十月二十六日	19.90	4,905,000	1,151,000
二零零七年一月十二日至十二月二十日	22.10	5,991,000	1,600,000
二零零七年十月十六日	47.32	1,600,000	—
		19,336,000	4,311,000

b　**購股權之公平價值及假設**

每項於期內授出可認購一股中信泰富股份之購股權在二零零七年十月十六日(即授出日期)之公平價值為港幣7.81元，乃採用二項點陣模式按下列數據及假設釐定：

- 於授出日期之股價為港幣46.85元
- 行使價為港幣47.32元
- 購股權之合約年期為5年
- 計及提早行使行為之可能性，平均預期授出限期定為4年
- 中信泰富股價預期波幅為每年25%(依據過往股價歷史變動及近年利率波幅走勢計算)
- 預期每年股息率為5%(依據過往派息記錄)
- 假設合資格承授人之離職率為每年1%
- 假設購股權持有人於股價至少達行使價之150%時將提早行使彼等之購股權
- 無風險利率每年為4%(依據於授出日期的香港外滙基金票據息率直接計入)

倘上述假設出現變動，足以嚴重影響公平價值之估值結果，故購股權之實際價值可能因是項定價模式及所採納之假設而有別於購股權之估計公平價值。

所有於該計劃屆滿前遭沒收之購股權將被視作失效，不得重新加入根據該計劃可供發行之股份數目。

於截至二零零七年十二月三十一日止年度，就授出上述18,500,000股購股權已確認於本公司損益賬之總費用為港幣一億四千四百四十八萬五千元(二零零六年：15,930,000股購股權，總費用為港幣六千二百四十四萬五千六百元)。

25 儲備

a 集團

	股份溢價	資本贖回儲備	資本儲備	商譽	投資重估儲備	匯率波動儲備	對沖儲備	普通儲備	保留溢利	總額
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
二零零六年一月一日	24,864	19	–	(2,494)	84	(167)	401	301	15,218	38,226
所佔聯營公司儲備	–	–	–	–	183	–	(129)	–	106	160
所佔共同控制實體儲備	–	–	17	–	–	–	(1)	1	–	17
外幣換算差額	–	–	–	–	–	870	–	–	–	870
出售聯營公司 所引致之儲備回撥	–	–	–	–	(84)	103	(91)	–	–	(72)
金融工具現金流量 對沖之虧損	–	–	–	–	–	–	(50)	–	–	(50)
其他財務資產 公平價值之收益	–	–	–	–	1,064	–	–	–	–	1,064
其他財務資產之減值 虧損撥至損益賬	–	–	–	–	103	–	–	–	–	103
撥自溢利	–	–	–	–	–	–	–	163	(163)	–
根據購股權計劃發行股份	92	–	(6)	–	–	–	–	–	–	86
本公司股東應佔溢利	–	–	–	–	–	–	–	–	8,272	8,272
股息*(附註9)*	–	–	–	–	–	–	–	–	(3,071)	(3,071)
購回股份	–	1	–	–	–	–	–	–	(36)	(35)
以股份為基礎的支付	–	–	62	–	–	–	–	–	–	62
二零零六年十二月三十一日	24,956	20	73	(2,494)	1,350	806	130	465	20,326	45,632
代表										
二零零六年十二月三十一日 已計入建議末期及特別股息										43,217
建議二零零六年 末期及特別股息										2,415
										45,632
由下列公司保留之款項										
本公司及附屬公司	24,956	20	56	(2,494)	1,192	1,034	12	446	9,392	34,614
共同控制實體	–	–	17	–	–	–	2	16	2,029	2,064
聯營公司	–	–	–	–	158	(228)	116	3	8,905	8,954
	24,956	20	73	(2,494)	1,350	806	130	465	20,326	45,632

	股份溢價	資本贖回儲備	資本儲備	商譽	投資重估儲備	匯率波動儲備	對沖儲備	普通儲備	保留溢利	總額
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
二零零七年一月一日	24,956	20	73	(2,494)	1,350	806	130	465	20,326	45,632
所佔聯營公司儲備	–	–	30	–	28	24	(5)	–	–	77
所佔共同控制實體儲備	–	–	6	–	9	46	3	1	–	65
外幣換算差額	–	–	–	–	–	2,168	–	–	–	2,168
出售聯營公司所引致之儲備回撥	–	–	6	–	–	–	–	–	–	6
出售附屬公司權益	–	–	(18)	756	–	(28)	–	–	(756)	(46)
金融工具現金流量對沖之收益	–	–	–	–	–	–	57	–	–	57
其他財務資產公平價值之收益	–	–	–	–	3,292	–	–	–	–	3,292
撥自溢利	–	–	–	–	77	–	–	299	(299)	77
根據購股權計劃發行股份	459	–	(36)	–	–	–	–	–	–	423
本公司股東應佔溢利	–	–	–	–	–	–	–	–	10,843	10,843
股息 *(附註9)*	–	–	–	–	–	–	–	–	(3,756)	(3,756)
購回股份	–	1	–	–	–	–	–	–	(110)	(109)
以股份為基礎的支付	–	–	179	–	–	–	–	–	–	179
二零零七年十二月三十一日	25,415	21	240	(1,738)	4,756	3,016	185	765	26,248	58,908

	總額
代表	
二零零七年十二月三十一日已計入建議末期股息	57,138
建議二零零七年末期股息	1,770
	58,908

由下列公司保留之款項	股份溢價	資本贖回儲備	資本儲備	商譽	投資重估儲備	匯率波動儲備	對沖儲備	普通儲備	保留溢利	總額
本公司及附屬公司	25,415	21	181	(1,738)	4,561	3,174	69	745	11,713	44,141
共同控制實體	–	–	23	–	9	46	5	17	3,373	3,473
聯營公司	–	–	36	–	186	(204)	111	3	11,162	11,294
	25,415	21	240	(1,738)	4,756	3,016	185	765	26,248	58,908

b　公司

	資本贖回儲備 *港幣百萬元*	資本儲備 *港幣百萬元*	對沖儲備 *港幣百萬元*	股份溢價 *港幣百萬元*	保留溢利 *港幣百萬元*	總額 *港幣百萬元*
二零零六年一月一日	19	–	63	24,864	10,077	35,023
以股份為基礎的支付	–	62	–	–	–	62
根據購股權計劃發行股份	–	(6)	–	92	–	86
金融工具現金流量對沖之虧損	–	–	(55)	–	–	(55)
年內可供分派溢利*(附註8)*	–	–	–	–	7,965	7,965
股息*(附註9)*	–	–	–	–	(3,071)	(3,071)
購回股份	1	–	–	–	(36)	(35)
二零零六年十二月三十一日	20	56	8	24,956	14,935	39,975
*代表*二零零六年十二月三十一日已計入建議末期及特別股息						37,560
建議二零零六年末期及特別股息						2,415
						39,975
二零零七年一月一日	20	56	8	24,956	14,935	39,975
以股份為基礎的支付	–	144	–	–	–	144
根據購股權計劃發行股份	–	(36)	–	459	–	423
金融工具現金流量對沖之虧損	–	–	(58)	–	–	(58)
年內可供分派溢利*(附註8)*	–	–	–	–	5,713	5,713
股息*(附註9)*	–	–	–	–	(3,756)	(3,756)
購回股份	1	–	–	–	(110)	(109)
二零零七年十二月三十一日	21	164	(50)	25,415	16,782	42,332
*代表*二零零七年十二月三十一日已計入建議末期股息						40,562
建議二零零七年末期股息						1,770
						42,332

26 借款

a

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
銀行貸款				
無抵押	21,246	12,529	15,799	9,599
有抵押	211	795	–	–
	21,457	13,324	15,799	9,599
其他貸款				
無抵押	3,945	3,920	–	–
	25,402	17,244	15,799	9,599
一年內到期之貸款列入流動負債內	(402)	(640)	–	(27)
	25,000	16,604	15,799	9,572

附註：

i) 本集團無須於五年內完全償還之銀行貸款及其他貸款為港幣九十六億七千七百萬元（二零零六年：港幣六十二億九千四百萬元）。

ii) 於二零零一年六月一日，本公司之全資附屬公司CITIC Pacific Finance (2001) Limited根據二零零一年五月二十四日及二零零一年六月一日之購買協定發行及出售本金額共值四億五千萬美元之7.625%保證票據（「保證票據」）予投資者，以便為本公司之債務進行再融資及撥作一般營運資金。該等保證票據將於二零一一年到期，全部保證票據於本年底仍未被註銷或贖回。

iii) 於二零零五年十月二十六日，本公司之全資附屬公司CITIC Pacific Finance (2005) Limited根據二零零五年十月二十六日所簽訂的認購協議向投資者發行並出售本金額共值八十一億日圓於二零三五年到期的浮息票據（「日圓票據」）用作一般營運資金。所有日圓票據於年底仍未被註銷或贖回。

iv) 除日圓票據外，銀行貸款及其他貸款須於二零三二年或之前全部償還。息率按市場利率計算。

v) 於二零零七年十二月三十一日，本集團若干存貨、應收賬款及自用物業合共賬面值為港幣三億二千七百萬元（二零零六年：港幣六億九千六百萬元），用作本集團若干附屬公司貸款及銀行信貸之抵押。

b　本集團及本公司之長期負債到期情況如下：

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
銀行貸款之償還期				
一年內	397	636	–	27
二年內	2,527	1,359	570	8
三至五年內（包括首尾兩年）	9,286	5,441	5,991	3,676
五年後	9,247	5,888	9,238	5,888
	21,457	13,324	15,799	9,599
其他貸款之償還期				
一年內	5	4	–	–
二年內	–	–	–	–
三至五年內（包括首尾兩年）	3,510	3,510	–	–
五年後	430	406	–	–
	3,945	3,920	–	–
	25,402	17,244	15,799	9,599

c　本集團借款總額相對利率變動及利率重新定價之風險如下：

	一年或一年以下
	港幣百萬元
二零零六年十二月三十一日借款總額	13,990
利率掉期影響	5,125
二零零七年十二月三十一日借款總額	24,273
利率掉期影響	5,342

部分利率風險通過利率掉期對沖。

本集團之實際借款年利率如下：

	二零零七年	二零零六年
借款總額	5.5%	5.2%

d　借款之賬面值與其公平價值相若。公平價值之估值乃按同類金融工具當前市場利率貼現計算之未來現金流量現值。

e　借款總額之賬面值按幣種分類如下：

	集團		公司	
	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
港幣	8,575	8,147	7,255	7,429
美元	14,016	5,348	9,780	1,665
人民幣	4,833	3,684	–	–
其他貨幣	1,230	1,114	450	505
	28,654	18,293	17,485	9,599

本集團尚未提取之信貸額：

	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
浮動息率		
於一年內屆滿	5,572	2,184
於一年以上屆滿	15,018	14,614
	20,590	16,798

27　金融風險管理

金融風險因素

本集團面對各種金融風險。本集團採用各種金融工具(包括衍生工具)，以管理所面對之金融風險。

根據本集團風險管理政策，本集團之風險管理集中在總公司層次進行。該政策規定金融風險管理之原則及指引、衍生工具之使用及評估方法。

a　*利率波動風險*

為穩定利息開支，本集團致力維持適當之固定息率及浮動息率借貸。集團在考慮整體市場趨勢、集團之現金流量以及利息倍數比率等後決定利率對沖比率。本集團利用利率掉期、遠期利率協議、利率期權合約及其他工具對沖風險或調控借貸之利率性質。於二零零七年十二月三十一日，在利率掉期後，本集團之固定利率借貸為港幣七十八億元，其餘借貸則以浮動利率計息。

於二零零七年十二月三十一日，假設其他所有可變因素維持不變，若以港幣計值之借貸之利率增加／減少100個點子，則本集團溢利應減少／增加港幣二千萬元(二零零六年：港幣二千三百萬元)，主要原因為經營活動所涉及之浮息借貸利息支出較高／較低。假設其他所有可變因素維持不變，若以美元計值之借貸之利率增加／減少100個點子，則本集團溢利應減少／增加港幣四千四百萬元(二零零六年：港幣二千萬元)，主要原因為經營活動所涉及之浮息借貸利息支出較高／較低。利率變動對綜合權益的其他項目並無重大影響。

b *外滙波動風險*

中信泰富之業務主要集中在香港、中國及澳洲，因此，集團需承受港幣、美元、人民幣及澳元之滙率波動風險。當有關資產或現金收益之幣種為非港幣，中信泰富透過同幣種融資或利用外滙合約等安排，務求將貨幣風險降至最低。由於中國之金融市場有所局限，加上監管限制(特別是由於現時人民幣未能自由兑換)，故上述目標未必能時常達致。此外，「註冊資本」(一般規定不得少於有關中國內地項目之總投資額25%)必須以美元投入。由於本集團正不斷擴充其於中國內地的投資，因此中信泰富之人民幣外滙風險將不斷增加。

澳洲鐵礦石開採項目之功能幣種及未來現金流量均以美元為單位。預計項目基礎設施及完工前營運開支中有相當部份以非美元幣種結算。中信泰富通過訂立外滙遠期合約及結構性遠期合約對沖或減低外滙風險。

負債管理方面，中信泰富以美元貸款提供鐵礦石開採項目及購置船舶所需資金，以便配對該等資產之未來現金流量。另外，集團通過訂立外滙遠期合約對沖其他美元債項及一項日圓債券之外滙風險。

於二零零七年十二月三十一日，因經營活動所產生之貨幣風險對本集團並無構成重大影響。中信泰富透過在附屬公司層次訂立外幣遠期合約，不但把有關風險維持在可接受水平，有關合約亦經常配合預期將來以外幣計值之現金流量。

c *價格風險*

本集團面臨的價格風險主要來自於在合併資產負債表中確認為可供出售金融資產的權益性的證券投資。本集團不承擔商品價格變動風險。本集團通過分散投資組合的方式管理投資證券所產生的價格風險。投資組合的多樣化根據本集團設定的限額進行。

d *信貸風險*

本集團所承擔之信貸風險，主要來自現金及銀行存款、貿易及應收賬款、以及為對沖而訂立之衍生金融工具。管理層已設有信貸政策，不斷監察及控制上述信貸風險。

本集團之現金及銀行存款均存放於主要金融機構，交易對手之信貸風險亦會作審慎分析。一般而言，本集團只與信貸評級達投資評級之金融機構交易，而為了控制信貸風險，亦會考慮交易對手向本集團提供之信貸額。

應收貿易賬款已扣除呆壞賬撥備。由於本集團客戶眾多，且遍佈不同行業及地域，因此應收貿易賬款及其他應收賬款之信貸風險只屬有限，因此本集團並無重大信貸風險。此外，本集團對所有信貸額超過特定數額之客戶均進行信貸評估。此等應收賬款將於賬單日期起計15至90天內到期。一般而言，本集團不會要求客戶提供抵押。

各財務資產(包括衍生金融工具)於呈報日期所承受之最高信貸風險已按公平價值扣除減值撥備計入資產負債表。去年並無對任何已全面運用之財務資產重新磋商。

e　*流動資金風險*

本集團透過維持充足之備用信貸額，藉以審慎管理流動資金風險。

此外，本集團積極管理及延展債務到期結構，以確保本集團每年到期之債務不會超過當年預期之現金流量及本集團在該年度為有關債務進行再融資之能力。

下表為本集團按淨額基準結算按相關到期組別在資產負債表日直至合約到期日為止之剩餘期限之財務負債之分析。表中所列金額為合約未折現現金流。

	一年內 *港幣百萬元*	一年至兩年 *港幣百萬元*	兩年至五年 *港幣百萬元*	五年以上 *港幣百萬元*
二零零七年 十二月三十一日				
銀行借款	5,129	3,833	15,321	13,239
衍生金融工具	56	7	40	2
應付貿易賬項及 應付賬款	10,270	156	301	–
二零零六年 十二月三十一日				
銀行借款	2,596	2,187	10,760	7,525
衍生金融工具	5	8	25	–
應付貿易賬項及 應付賬款	7,652	82	301	–

下表為本集團按總額基準結算按相關到期組別在資產負債表日直至合約到期日為止之剩餘期限之衍生金融工具之分析。表中所列金額為合約未折現現金流。

	一年內 *港幣百萬元*	一年至兩年 *港幣百萬元*	兩年至五年 *港幣百萬元*	五年以上 *港幣百萬元*
二零零七年 十二月三十一日				
遠期外滙合約 －現金流對沖				
流出	(3,307)	(219)	(15)	–
流入	3,489	216	15	–
遠期外滙合約 －未符合對沖交易 會計法條件				
流出	(4,009)	(2,101)	(3,045)	–
流入	4,081	2,123	3,049	–
二零零六年 十二月三十一日				
遠期外滙合約 －現金流對沖				
流出	(718)	–	–	–
流入	729	–	–	–
遠期外滙合約 －未符合對沖交易 會計法條件				
流出	(1,464)	(2,025)	(2,651)	–
流入	1,467	2,015	2,641	–

f *公平價值估值*

i) 本集團最少每半年一次根據來自主要金融機構之報價計算剩餘衍生工具交易之公平價值。應收貸款之公平價值估值，乃按同類金融工具當前市場利率貼現未來現金流量現值。

借款之賬面值與其公平價值相若。公平價值之估值乃按同類金融工具當前市場利率貼現未來現金流量現值。

ii) 於活躍市場交易之金融工具公平價值乃根據資產負債表日期所報之市場價格計算。

iii) 應收貿易賬款、其他應收賬款、應付貿易賬款及其他應付賬款之賬面值減減值撥備與其公平價值相若。作披露用之財務負債之公平價值估值，乃按可用於本集團之同類金融工具當前市場利率貼現未來合約現金流量。

28 資本風險管理

中信泰富致力維持嚴謹的財務管理及高透明度的政策。本集團之融資及現金管理運作均集中在總公司層次進行，藉以加強集團之風險管理、監控以及財務資源之有效運用。

中信泰富致力透過銀行及資本市場分散其集資途徑。融資安排均盡可能配合業務特點及現金流量情況。在可能及合適之情況下安排有限或無追索權之項目融資。

本集團根據負債比率監控資本。負債比率之計算方法為淨負債除以總資本。淨負債之計算方法為借貸總額減現金及銀行存款。總資本之計算方法為權益(見綜合資產負債表)加淨負債。

於二零零七年十二月三十一日及二零零六年十二月三十一日之負債比率為：

	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
借貸總額	28,654	18,293
減：現金及銀行存款	8,045	3,679
淨負債	20,609	14,614
本公司股東應佔權益	59,793	46,510
總資本	80,402	61,124
負債比率	26%	24%

29 衍生金融工具

	集團			
	二零零七年		二零零六年	
	資產 *港幣百萬元*	負債 *港幣百萬元*	資產 *港幣百萬元*	負債 *港幣百萬元*
符合對沖交易會計法條件	179	60	22	13
未符合對沖交易會計法條件	222	75	109	51
	401	135	131	64

	集團			
	二零零七年		二零零六年	
	資產	負債	資產	負債
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
利率掉期	116	105	120	38
遠期外滙合約	285	30	11	26
	401	135	131	64
減：流動部份				
利率掉期	–	57	4	5
遠期外滙合約	251	9	10	4
	251	66	14	9
	150	69	117	55

	公司			
	二零零七年		二零零六年	
	資產	負債	資產	負債
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
符合對沖交易會計法條件	3	52	22	13
未符合對沖交易會計法條件	135	60	87	48
	138	112	109	61

	公司			
	二零零七年		二零零六年	
	資產	負債	資產	負債
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
利率掉期	78	105	104	38
遠期外滙合約	60	7	5	23
	138	112	109	61
減：流動部份				
利率掉期	–	57	4	5
遠期外滙合約	26	–	4	1
	26	57	8	6
	112	55	101	55

i) **遠期外滙合約**

於二零零七年十二月三十一日未到期之遠期外滙合約之名義本金額為港幣一百三十四億六千三百萬元(二零零六年：港幣六十二億五千六百萬元)。

以外幣結算之已對沖並極有可能發生之預測交易預計將於未來26個月內經常發生。於二零零七年十二月三十一日，遠期外滙合約於權益內對沖儲備(附註25)中已確認之收益及虧損，將在該等對沖項目影響損益賬之期間在損益賬中確認。有關期間一般指由資產負債表日期起計26個月內，除非有關收益或虧損已計入購買固定資產時所確認之初始金額之內，則將予確認之期間為資產之可用年期。

ii) **利率掉期**

本集團貸款之主要浮動利率為香港銀行同業拆借利率(HIBOR)及倫敦銀行同業拆借利率(LIBOR)。於二零零七年十二月三十一日未到期之利率掉期合約之名義金額為港幣一百二十八億零六百萬元(二零零六年：港幣一百零七億八千萬元)。於二零零七年十二月三十一日，利率掉期下之固定年利率範圍為2.95%至7.23%(二零零六年：2.65%至7.23%)。於二零零七年十二月三十一日，符合對沖交易會計法條件之利率掉期合約，其已計入權益內對沖儲備(附註25)之收益及虧損，將於損益賬中確認直至有關之銀行貸款被償還(附註26)。

30 遞延稅項

a 集團

遞延稅項乃根據臨時差額按負債法及主要稅率17.5%(二零零六年：17.5%)全數計算。年內，在綜合資產負債表確認之遞延稅項(資產)及負債連同有關變動如下：

	超出有關折舊之折舊免稅額		虧損		投資物業及其他物業價值之重估		採礦資產及其他		總額	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
遞延稅項來自										
一月一日	528	573	(186)	(240)	1,010	886	499	10	1,851	1,229
兌換調整	1	(1)	-	(1)	54	(29)	(1)	-	54	(31)
扣除自儲備	-	-	-	-	-	-	51	-	51	-
扣除自商譽	-	-	-	-	-	-	-	507	-	507
稅率改變之影響	-	-	-	-	(180)	-	-	-	(180)	-
扣除自/(撥入)綜合損益賬	(25)	(14)	(53)	55	173	123	97	(17)	192	147
其他	-	(30)	-	-	26	30	-	(1)	26	(1)
十二月三十一日	504	528	(239)	(186)	1,083	1,010	646	499	1,994	1,851

	集團	
	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*
在綜合資產負債表確認之遞延稅項資產淨額	(100)	(103)
在綜合資產負債表確認之遞延稅項負債淨額	2,094	1,954
	1,994	1,851

b 並未確認之遞延稅項資產

本集團並未對以下項目之遞延稅項資產進行確認：

	集團	
	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*
可扣減臨時差額	37	309
稅項虧損	2,499	2,360
應課稅臨時差額	(109)	(82)
	2,427	2,587

	公司	
	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*
可扣減臨時差額	19	17
稅項虧損	494	452
	513	469

附註： 在若干稅務地區合共港幣一億九千六百萬元（二零零六年：港幣一億二千五百萬元）之可扣減臨時差額及稅項虧損將於未來五年作廢。根據現時稅務條例，其餘金額並無作廢期限。

c 並未確認之遞延稅項負債

於二零零七年十二月三十一日，附屬公司之尚未分派溢利所涉及之臨時差額為港幣六億一千三百萬元（二零零六年：港幣六億二千七百萬元）。鑑於本公司控制該等附屬公司之股息政策，而該等附屬公司亦已決定在可見將來極可能不派發溢利，導致並未確認可能因分派該等保留溢利所產生稅項而涉及之遞延稅項負債港幣一億二千三百萬元（二零零六年：港幣一億二千八百萬元）。

31 資本承擔

	集團	
	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
已批准但未簽約*(附註a)*	254	17
已簽約但未撥備*(附註b)*	27,338	4,359

	公司	
	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
已簽約但未撥備	557	2,015

附註a

	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
已批准但未簽約		
業務分析		
基礎建設	13	–
上市附屬公司		
中信1616	9	17
大昌行	232	–
	254	17

附註b

	二零零七年 *港幣百萬元*	二零零六年 *港幣百萬元*
已簽約但未撥備		
業務分析		
特鋼	1,904	289
鐵礦石開採	19,476	139
物業	4,229	3,786
基礎建設	1,672	62
上市附屬公司		
中信1616	8	24
大昌行	13	32
其他	36	27
	27,338	4,359

32 營業租約承擔

於十二月三十一日，本集團日後根據不可撤銷之營業租約必須支付之最低租約付款總額如下：

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
物業承擔				
一年內	159	147	2	19
一年後但五年內	257	187	–	2
五年後	137	90	–	–
	553	424	2	21
其他承擔				
一年內	21	38	–	–
一年後但五年內	46	65	–	–
五年後	11	27	–	–
	78	130	–	–
	631	554	2	21

33 或然負債

a 本公司連同香港西區隧道有限公司(「西隧」)其他實益股東同意共同及個別向香港特別行政區政府提供擔保，保證西隧可於約港幣七十五億元之預算內建成西區海底隧道(「隧道」)，包括由隧道開始運作後至發出保養證明書之前所需之維修費用。隧道於一九九七年四月完成，總成本約為港幣六十八億元(尚待發出保養證明書)。

就根據上述擔保而提出之任何索償，西隧之實益股東已同意按各自於西隧所佔之最終擁有權比例攤分有關索償金額及彼等因此而須承擔之一切成本、費用及支出。

b 本公司為一間全資附屬公司發行之四億五千萬美元保證票據提供擔保。

c　本公司為一間全資附屬公司發行之八十一億日圓浮動息率保證票據提供擔保。

d　本公司為一間附屬公司獲授之最高額為港幣三億九千三百萬元銀行信貸提供擔保。

e　湖北新冶鋼有限公司(本公司之全資附屬公司)為本公司另一間附屬公司(湖北中特新化能科技有限公司)獲授之最高額為人民幣一億五千萬元之銀行信貸提供擔保。

f　本公司為一間全資附屬公司獲授之最高額為人民幣一億九千三百萬元銀行信貸提供擔保。該等信貸於二零零七年十二月三十一日尚未被提用。

g　本公司為一間附屬公司獲授之人民幣四億元銀行信貸提供擔保。

h　本公司為一間附屬公司獲授之最高額約港幣七億五千萬元銀行擔保／備用信用證提供擔保。

i　本公司為一間全資附屬公司獲授之四千五百萬美元銀行信貸提供擔保。

34　批核賬目

本賬目已於二零零八年三月十七日獲董事會批核。

35 主要附屬公司、共同控制實體及聯營公司

下列乃董事認為主要影響本集團之業績及資產淨值之本集團主要附屬公司、共同控制實體及聯營公司。董事認為詳列所有公司資料會使本報表過於冗長。

名稱	註冊成立地點／主要營運地點法律實體類別*	集團應佔	持有股權 本公司	附屬公司	已發行股份資料† 股份數目	面值	主要業務
		%	%	%			
特鋼							
附屬公司							
大冶特殊鋼股份有限公司	中華人民共和國中外合資股份有限公司*	58.13	–	58.13	不適用	不適用	鋼鐵生產
湖北新冶鋼有限公司	中華人民共和國中外合資經營企業*	100	–	100	不適用	不適用	鋼鐵生產
江陰興澄特種鋼鐵有限公司	中華人民共和國中外合資經營企業*	79	–	79	不適用	不適用	鋼鐵生產
江陰興澄鋼材有限公司	中華人民共和國中外合資經營企業*	80	–	80	不適用	不適用	鋼鐵生產
江陰興澄儲運有限公司	中華人民共和國中外合資經營企業*	80	–	80	不適用	不適用	裝卸業務
江蘇泰富興澄特殊鋼有限公司	中華人民共和國中外合資經營企業*	77.78	–	77.78	不適用	不適用	鋼鐵生產
無錫興澄鋼材有限公司	中華人民共和國中外合資經營企業*	80	–	80	不適用	不適用	生產及銷售黑色金屬材料
Silver Wings Enterprises Inc.	英屬維爾京羣島	75	–	75	100	1美元	投資控股
江陰泰富興澄特種材料有限公司	中華人民共和國中外合資經營企業*	79	–	79	不適用	不適用	生產及銷售熱裝鐵水及相關產品
湖北中特新化能科技有限公司	中華人民共和國外商獨資企業*	100	–	100	不適用	不適用	生產及銷售煤氣、焦炭及相關化工產品

名稱	註冊成立地點／主要營運地點法律實體類別*	集團應佔	持有股權 本公司	附屬公司	已發行股份資料† 股份數目	面值	主要業務
		%	%	%			
湖北新冶鋼特種鋼管有限公司	中華人民共和國外商獨資企業*	100	–	100	不適用	不適用	生產無縫鋼管
黃石中特國貿有限公司	中華人民共和國外商獨資企業*	100	–	100	不適用	不適用	投資控股
共同控制實體							
石家莊鋼鐵有限責任公司	中華人民共和國中外合資經營企業*	65	–	65	–	–	生產及銷售特鋼及相關產品
鐵礦石開採							
附屬公司							
Bolein Corp.	英屬維爾京群島	100	–	100	1	1美元	持有船舶
Bright Treasure Assets Holdings Inc.	英屬維爾京群島	100	–	100	1	1美元	持有船舶
Burgeon Investments Ltd.	英屬維爾京群島	100	–	100	1	1美元	持有船舶
CITIC Pacific Mining Management Pty Ltd (前稱CP Mining Management Pty Limited)	澳洲	100	–	100	1	不適用	採礦管理
Cobikin Corp.	英屬維爾京群島	100	–	100	1	1美元	持有船舶
Cosmos Light Holdings Corp.	英屬維爾京群島	100	–	100	1	1美元	持有船舶
Long Glory Assets Limited	英屬維爾京群島	100	–	100	1	1美元	持有船舶
Master Champ Assets Ltd.	英屬維爾京群島	100	–	100	1	1美元	持有船舶
MetaGas Pty Ltd	澳洲	100	–	100	5,000,010	不適用	處理氣體採購及供應
Palesto Holdings Inc.	英屬維爾京群島	100	–	100	1	1美元	持有船舶
Parmigan Corp.	英屬維爾京群島	100	–	100	1	1美元	持有船舶
Pastoral Management Pty Ltd	澳洲	100	–	100	5,000,010	不適用	牧場租地管理
Silver Bliss Enterprises Inc.	英屬維爾京群島	100	–	100	1	1美元	持有船舶
Sino Iron Pty Ltd	澳洲	100	–	100	11,526	不適用	磁鐵礦石開採、採探及加工

名稱	註冊成立地點／主要營運地點法律實體類別*	集團應佔	持有股權 本公司	附屬公司	已發行股份資料† 股份數目	面值	主要業務
		%	%	%			
Tridot Enterprises Inc.	英屬維爾京羣島	100	–	100	1	1美元	持有船舶
Winrich Investments Holdings Ltd.	英屬維爾京羣島	100	–	100	1	1美元	持有船舶
物業							
附屬公司							
加文有限公司	香港	100	–	100	2	港幣10元	物業投資
加文物業管理有限公司	香港	100	–	100	2	港幣1元	物業管理
Borgia Limited	香港	100	–	100	2	港幣10元	物業投資
百匯中心管理有限公司	香港	100	–	100	2	港幣1元	物業管理
中信泰富(揚州)置業有限公司	中華人民共和國外商獨資企業*	100	–	100	不適用	不適用	物業發展
貨地有限公司	香港	100	–	100	2	港幣1元	物業投資
Glenridge Company Limited	香港	100	–	100	2	港幣10元	物業投資
恒聯昌置業有限公司	香港	100	–	100	80,000	港幣100元	物業投資
恒聯昌物業管理有限公司	香港	100	–	100	2	港幣1元	物業管理
恒華昌置業有限公司	香港	100	–	100	50,000	港幣100元	物業投資
Lindenford Limited	香港	100	–	100	2	港幣10元	物業投資
慧聯有限公司	英屬維爾京羣島	100	–	100	1	1美元	物業發展
嶺星投資有限公司	香港	100	–	100	2	港幣1元	物業投資
超儀有限公司	香港	100	–	100	2	港幣1元	物業投資
上海維華置業有限公司	中華人民共和國外商獨資企業*	100	–	100	不適用	不適用	物業投資及管理
Tendo Limited	香港	100	–	100	2	港幣10元	物業投資

名稱	註冊成立地點／主要營運地點法律實體類別*	集團應佔	持有股權 本公司	持有股權 附屬公司	已發行股份資料† 股份數目	已發行股份資料† 面值	主要業務
		%	%	%			
上海中信泰富廣場有限公司	中華人民共和國外商獨資企業*	100	–	100	不適用	不適用	物業投資及管理
上海老西門新苑置業有限公司	中華人民共和國中外合作經營企業*	100	–	100	不適用	不適用	物業發展
上海珠街閣房地產開發有限公司	中華人民共和國外商獨資企業*	100	71.59	28.41	不適用	不適用	物業發展
上海利通置業有限公司	中華人民共和國中外合資經營企業*	90	85	5	不適用	不適用	物業發展
中信泰富(上海)物業管理有限公司	中華人民共和國外商獨資企業*	100	–	100	不適用	不適用	物業管理
中信泰富萬寧發展有限公司	中華人民共和國外商獨資企業*	100	–	100	不適用	不適用	物業發展
中信泰富萬寧(聯合)開發有限公司	中華人民共和國有限責任公司*	80	–	80	不適用	不適用	物業發展
江陰興澄置業有限公司	中華人民共和國中外合資經營企業*	56	–	56	不適用	不適用	物業發展
無錫太湖景發展有限公司	中華人民共和國中外合資經營企業*	70	–	70	不適用	不適用	運動健身服務
無錫太湖苑置業有限公司	中華人民共和國中外合資經營企業*	70	–	70	不適用	不適用	物業投資及發展
無錫太湖美生態環保有限公司	中華人民共和國中外合資經營企業*	70	–	70	不適用	不適用	環境保護
萬寧中意發展有限公司	中華人民共和國中外合作經營企業*	99.9	–	99.9	不適用	不適用	物業發展
萬寧中榮發展有限公司	中華人民共和國中外合作經營企業*	99.9	–	99.9	不適用	不適用	物業發展

名稱	註冊成立地點／主要營運地點法律實體類別*	集團應佔	持有股權 本公司	附屬公司	已發行股份資料† 股份數目	面值	主要業務
		%	%	%			
萬寧中宏發展有限公司	中華人民共和國中外合作經營企業*	99.9	–	99.9	不適用	不適用	物業發展
萬寧仁和發展有限公司	中華人民共和國中外合作經營企業*	99.9	–	99.9	不適用	不適用	物業發展
萬寧仁信發展有限公司	中華人民共和國中外合作經營企業*	99.9	–	99.9	不適用	不適用	物業發展
萬寧百納發展有限公司	中華人民共和國中外合作經營企業*	99.9	–	99.9	不適用	不適用	物業發展
萬寧金信發展有限公司	中華人民共和國中外合作經營企業*	99.9	–	99.9	不適用	不適用	物業發展
萬寧金誠發展有限公司	中華人民共和國中外合作經營企業*	99.9	–	99.9	不適用	不適用	物業發展
萬寧創遠發展有限公司	中華人民共和國中外合作經營企業*	99.9	–	99.9	不適用	不適用	物業發展
寧波信富置業有限公司	中華人民共和國中外合作經營企業*	99.29	–	99.29	不適用	不適用	物業發展
共同控制實體							
上海瑞明置業有限公司	中華人民共和國中外合資經營企業*	50	50	–	–	–	物業發展
上海瑞博置業有限公司	中華人民共和國中外合資經營企業*	50	50	–	–	–	物業發展
中船置業有限公司	中華人民共和國中外合資經營企業*	50	50	–	–	–	物業發展
聯營公司							
中信大廈管理有限公司	香港	40	–	40	–	–	物業管理
金蓮投資有限公司	香港	40	–	40	–	–	物業投資

名稱	註冊成立地點／主要營運地點法律實體類別*	集團應佔 %	持有股權 本公司 %	持有股權 附屬公司 %	已發行股份資料† 股份數目	已發行股份資料† 面值	主要業務
香港興業有限公司‡	香港	50	–	50	–	–	物業發展
Kido Profits Limited	英屬維爾京群島／香港	15	–	15	–	–	物業發展
康富達有限公司‡	香港	20	–	20	–	–	物業投資
基礎建設							
航空							
共同控制實體							
中國國際貨運航空有限公司	中華人民共和國中外合資經營企業*	25	–	25	–	–	國際、國內航空貨運及相關地面服務
聯營公司							
國泰航空有限公司	香港	17.46	1.82	15.64	–	–	航空及有關服務
Swire Aviation Limited	香港	33.3	–	33.3	–	–	持有香港空運貨站有限公司之10%實際權益
發電							
共同控制實體							
淮北國安電力有限公司	中華人民共和國中外合資經營企業*	12.5	–	12.5	–	–	建設、擁有及經營電廠及發電與銷售電力
內蒙古豐泰發電有限公司	中華人民共和國中外合資經營企業*	35	–	35	–	–	火力發電廠之經營及管理
江蘇利港電力有限公司	中華人民共和國中外合資經營企業*	56.31	–	56.31	–	–	發電站建築及經營

名稱	註冊成立地點／主要營運地點法律實體類別*	集團應佔	持有股權 本公司	附屬公司	已發行股份資料† 股份數目	面值	主要業務
		%	%	%			
江陰利港發電股份有限公司	中華人民共和國外商投資股份制企業*	54.31	–	54.31	1,170,000,000	人民幣1元	發電站建築及經營
開封新力發電有限公司‡	中華人民共和國中外合資經營企業*	50	–	50	–	–	火力發電廠之經營
新力能源開發有限公司	中華人民共和國中外合資經營企業*	65	–	65	–	–	投資控股
偉融投資有限公司‡	英屬維爾京群島	37.5	–	37.5	–	–	投資控股
無錫太湖抽水蓄能電力有限公司	中華人民共和國中外合資經營企業*	70	–	70	–	–	抽水蓄能電站之籌建
鄭州新力電力有限公司	中華人民共和國中外合資經營企業*	50	–	50	–	–	發電站建築及經營
江陰利電能源材料有限公司	中華人民共和國中外合資經營企業*	54.31	–	54.31	–	–	煤炭相關業務及提供電力設備的檢修和技術服務
聯營公司							
北方聯合電力有限責任公司	中華人民共和國中外合資經營企業*	20	20	–	–	–	投資控股及電熱力生產供應及相關業務
隧道							
附屬公司							
新香港隧道有限公司	香港	70.8	–	70.8	75,000,000	港幣10元	隧道經營
共同控制實體							
Eastern Harbour Crossing Company Limited‡	香港	50	–	50	–	–	隧道經營

名稱	註冊成立地點／主要營運地點法律實體類別*	集團應佔	持有股權 本公司	附屬公司	已發行股份資料† 股份數目	面值	主要業務
		%	%	%			
香港運輸物流及管理有限公司	香港	35	–	35	–	–	管理、經營及保養海底隧道
香港西區隧道有限公司‡	香港	35	–	35	–	–	以專營權方式興建及經營西區海底隧道
環境保護							
共同控制實體							
常州通用自來水有限公司	中華人民共和國中外合資經營企業*	24.01	–	24.01	–	–	自來水生產及供應
衡業廢物轉運有限公司	香港	50	–	50	–	–	設計、興建及經營廢物轉運站
隆國有限公司	香港	50	–	50	–	–	投資控股
威立雅水務(昆明)投資有限公司	香港	25	–	25	–	–	投資控股
聯營公司							
衡和化學廢料處理有限公司	香港	20	–	20	–	–	設計、興建、經營及管理化學廢料處理廠
翠谷工程有限公司	香港	30	–	30	–	–	興建及經營廢物堆填區
南華廢物轉運有限公司	香港	30	–	30	–	–	設計、興建及經營廢物轉運站
上海老港生活垃圾處置有限公司	中華人民共和國中外合資經營企業*	30	–	30	–	–	設計、興建及經營廢物堆填區

名稱	註冊成立地點／主要營運地點法律實體類別*	集團應佔 %	持有股權 本公司 %	附屬公司 %	已發行股份資料† 股份數目	面值	主要業務
其他							
附屬公司							
中信泰富信息科技有限公司	百慕達	100	–	100	100,000	港幣1元	投資控股
廣州市泰富信通技術有限公司	中華人民共和國外商獨資企業*	100	–	100	不適用	不適用	提供互聯網增值服務
共同控制實體							
中信國安有限公司	中華人民共和國中外合資經營企業*	50	–	50	–	–	投資控股
聯營公司							
澳門電訊有限公司	澳門	20	20	–	–	–	電訊傳訊服務
上市附屬公司							
中信1616集團有限公司（香港上市）$	香港	52.56	–	52.56	1,978,066,283	港幣0.10元	投資控股
大昌行集團有限公司（香港上市）$	香港	56.6	–	56.6	1,800,000,000	港幣0.15元	投資控股
其他							
附屬公司							
中信泰富（中國）投資有限公司	中華人民共和國外商獨資企業*	100	–	100	不適用	不適用	投資控股
CITIC Pacific Finance (2001) Limited	英屬維爾京羣島	100	100	–	1,000	1美元	融資安排
CITIC Pacific Finance (2005) Limited	英屬維爾京羣島	100	100	–	1	1美元	融資安排
大昌貿易行工程有限公司	香港	100	–	100	951,000	港幣100元	工程服務
Idealand Investment Inc.	巴拿馬共和國	100	–	100	100	1美元	融資安排

名稱	註冊成立地點／主要營運地點法律實體類別*	集團應佔	持有股權 本公司	持有股權 附屬公司	已發行股份資料† 股份數目	已發行股份資料† 面值	主要業務
		%	%	%			
共同控制實體							
中信資本控股有限公司	香港	50	–	50	–	–	投資控股
上海國睿生命科技有限公司	中華人民共和國中外合資經營企業*	24.94	24.94	–	–	–	組織工程產品的研發
聯營公司							
Cheer First Limited‡	香港	40	–	40	–	–	融資安排
江蘇沃爾瑪百貨有限公司	中華人民共和國外商獨資企業*	35	–	35	–	–	大型超級市場業務
Treasure Trove Limited	香港	50	–	50	–	–	融資安排
沃爾瑪華東百貨有限公司	中華人民共和國外商獨資企業*	35	–	35	–	–	大型超級市場業務

附註：

† 除另有指明外，指普通股份。

‡ 以上公司為於二零零七年十二月三十一日獲得本公司及／或其附屬公司的財務資助及在其擔保下獲得信貸的連繫公司。

§ 在香港聯交所主板獨立上市之附屬公司，並包括此等附屬公司集團旗下之公司。

F. 未經審核中期財務報告

下列資料乃摘錄自中信泰富截至二零零八年六月三十日止六個月的中期報告。

綜合損益賬

截至六月三十日止六個月—未經審核

	附註	二零零八年 港幣百萬元	二零零七年 港幣百萬元
營業額	2	28,318	19,618
銷售成本		(22,942)	(13,973)
分銷及銷售費用		(512)	(438)
其他營運費用		(1,441)	(1,433)
出售其他財務資產收益淨額		843	—
投資物業公平價值變動		410	355
綜合業務溢利	3	4,676	4,129
所佔業績			
共同控制實體		641	652
聯營公司		43	708
財務支出		(189)	(126)
財務收入		272	119
財務收入／(支出)淨額	4	83	(7)
除稅前溢利		5,443	5,482
稅項	5	(496)	(174)
期內溢利		4,947	5,308
應佔溢利：			
本公司股東		4,377	4,968
少數股東權益		570	340
		4,947	5,308
股息			
建議股息	6	(658)	(1,325)
每股盈利按期內本公司股東			
應佔溢利(港幣元)	7		
基本		1.99	2.25
攤薄		1.99	2.25
每股股息(港幣元)			
中期		0.30	0.40
特別		—	0.20

綜合資產負債表

	附註	未經審核 二零零八年 六月三十日 港幣百萬元	重列 二零零七年 十二月三十一日 港幣百萬元
非流動資產			
固定資產			
物業、機器及設備		17,125	12,154
投資物業		11,670	10,895
發展中物業		6,925	4,288
租賃土地		1,718	1,641
		37,438	28,978
共同控制實體		21,338	17,446
聯營公司		17,515	17,941
其他財務資產		4,045	7,502
無形資產		5,871	5,109
遞延税項資產		91	100
衍生金融工具		225	150
非流動訂金		7,641	5,723
		94,164	82,949
流動資產			
待售物業		430	440
待售資產		192	1,127
存貨		6,843	5,982
應收賬項、應收賬款、按金及預付款項	*8*	11,895	8,292
現金及銀行存款		10,695	8,045
		30,055	23,886
流動負債			
銀行貸款、其他貸款及透支			
有抵押		395	328
無抵押		4,467	3,326
應付賬項、應付賬款、按金及應付款項	*8*	12,376	10,727
待售負債		–	2
税項撥備		674	590
		17,912	14,973
流動資產淨額		12,143	8,913
資產總額減流動負債		106,307	91,862

	未經審核 二零零八年 六月三十日 *港幣百萬元*	重列 二零零七年 十二月三十一日 *港幣百萬元*
非流動負債		
長期借款	37,044	25,000
遞延稅項負債	2,216	2,094
衍生金融工具	310	69
	39,570	27,163
資產淨額	66,737	64,699
權益		
股本	878	885
儲備	59,524	57,138
建議股息	658	1,770
本公司股東應佔權益	61,060	59,793
少數股東權益	5,677	4,906
權益總額	66,737	64,699

綜合現金流量表

截至六月三十日止六個月—未經審核

	二零零八年 *港幣百萬元*	二零零七年 *港幣百萬元*
綜合業務之現金流量		
扣除財務收入／(支出)淨額後之綜合業務溢利	4,759	4,122
財務支出淨額	49	40
來自其他財務資產收入	(93)	(29)
折舊及攤銷	508	576
減值虧損	35	79
出售其他財務資產收益淨額	(843)	–
聯營公司之貸款撥備	–	2
出售物業、機器及設備之虧損	6	55
投資物業公平價值變動	(410)	(355)
衍生金融工具之公平價值收益	(130)	(66)
出售附屬公司權益溢利	(170)	(1,928)
出售共同控制實體及聯營公司(溢利)／虧損	(403)	135
未計營運資金變動之經營溢利	3,308	2,631
存貨增加	(557)	(510)
應收賬項、應收賬款、按金及預付款項增加	(2,567)	(2,337)
應付賬項、應付賬款、按金及應付款項增加／(減少)	1,507	(61)
外幣滙率變動之影響	108	(28)
來自／(用於)綜合業務產生之現金	1,799	(305)
已收利息	202	119
已付利息	(698)	(445)
已付所得稅	(332)	(202)
來自／(用於)綜合業務之現金淨額	971	(833)

	二零零八年 *港幣百萬元*	二零零七年 *港幣百萬元*
來自投資業務之現金流量		
購入附屬公司	(38)	(2)
購入一間附屬公司權益之增加	(2)	(244)
購入物業、機器及設備	(5,036)	(348)
購入發展中物業	(1,743)	(369)
購入租賃土地	(33)	(344)
購入無形資產	(597)	(386)
於共同控制實體及聯營公司之投資	(2,507)	(1,281)
其他財務資產之增加	(393)	(663)
非流動訂金之增加	(2,348)	–
出售物業、機器及設備之所得	89	46
出售其他財務資產之所得	1,786	–
出售共同控制實體之所得	916	–
出售附屬公司權益之所得	526	1,884
發行一間附屬公司之股份	–	461
借予共同控制實體之貸款(增加)／減少	(583)	540
借予聯營公司之貸款減少	356	215
從共同控制實體及聯營公司之股息收入	547	547
從其他財務資產之收入	79	29
(用於)／來自投資業務之現金淨額	(8,981)	85
來自融資之現金流量		
購回股份	(631)	–
根據購股權計劃發行股份	8	258
新借款項	16,829	5,438
償還貸款	(3,983)	(1,914)
少數股東權益之減少	(97)	(209)
已派股息	(1,757)	(2,429)
來自融資之現金淨額	10,369	1,144
現金及等同現金之增加淨額	2,359	396
在一月一日之現金及等同現金	8,017	3,634
外幣滙率變動之影響	264	45
在六月三十日之現金及等同現金	10,640	4,075
現金及等同現金結存之分析		
現金及銀行存款	10,695	4,135
銀行透支	(55)	(60)
	10,640	4,075

綜合權益變動表
截至六月三十日止六個月—未經審核

	二零零八年 *港幣百萬元*	二零零七年 *港幣百萬元*
於一月一日		
應佔：		
本公司股東	59,793	46,510
少數股東權益	4,906	1,499
所佔聯營公司儲備		
其他財務資產之公平價值收益	38	10
金融工具現金流量對沖之虧損	(17)	(3)
保留溢利	(26)	(22)
所佔資本贖回儲備	—	(11)
所佔資本儲備	10	36
所佔外幣換算差額	77	—
所佔共同控制實體儲備		
其他財務資產之公平價值收益	7	—
金融工具現金流量對沖之(虧損)／收益	(7)	2
所佔資本儲備	64	5
所佔外幣換算差額	50	15
出售共同控制實體之儲備撥回	(72)	—
金融工具現金流量對沖之收益	20	54
其他財務資產之公平價值(虧損)／收益	(1,444)	951
出售其他財務資產時撥至損益賬	(1,453)	—
外幣換算差額	2,211	841
於權益確認之(虧損)／收益淨額	(542)	1,878
期內溢利		
應佔溢利：		
本公司股東	4,377	4,968
少數股東權益	570	340
期內確認之收入總額	4,405	7,186
應佔：		
本公司股東	3,647	6,802
少數股東權益	758	384
	4,405	7,186
支付本公司股東股息	(1,757)	(2,429)
少數股東權益	13	796
購回股份	(631)	—
已行使購股權		
已收取溢價	8	252
已發行股本	—	6
於六月三十日	66,737	53,820

賬目附註

1 主要會計政策

本簡明未經審核綜合中期賬目(「本賬目」)，乃根據香港會計師公會所頒佈之香港會計準則第34號「中期財務報告」，以及香港聯合交易所有限公司上市規則附錄16之規定編製。

編製本賬目所採用之會計政策與編製截至二零零七年十二月三十一日止年度之全年賬目所採用者一致，並採用於二零零八年開始生效之若干新訂或經修訂之香港財務報告準則及香港會計準則；當中有下列準則對本集團二零零八年全年賬目有以下影響：

- 香港(國際財務報告詮釋委員會)—詮釋第12號「服務特許權安排」

根據香港(國際財務報告詮釋委員會)—詮釋第12號，行車隧道屬於服務特許權安排範圍。因此，本集團須將行車隧道確認為無形資產而非固定資產下之物業、機器及設備，並追溯至二零零七年一月一日。於二零零七年一月一日之賬面值港幣十一億零二百萬元亦已重列。

採納上述會計準則對本集團所呈報截至二零零八年六月三十日止期間之業績並不構成影響。

2 營業額及分類業務資料

以下為按主要業務分類之本集團營業額及綜合業務溢利，以及本集團所佔共同控制實體及聯營公司業績之分析：

截至二零零八年六月三十日止六個月	營業額	綜合業務溢利	所佔共同控制實體業績	所佔聯營公司業績	集團合計	分類業務分配	分類業務溢利
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
按主要業務分析							
特鋼	15,212	1,846	405	–	2,251	–	2,251
物業	901	477	(9)	(5)	463	46	509
基礎建設	1,289	680	141	(65)	756	–	756
上市附屬公司							
中信1616	1,128	178	–	–	178	–	178
大昌行	9,631	449	29	(29)	449	(46)	403
其他	157	919	75	(18)	976	–	976
投資物業公平價值變動	–	410	–	160	570	–	570
減：一般及行政費用	–	(283)	–	–	(283)	–	(283)
	28,318	4,676	641	43	5,360	–	5,360
財務收入淨額							83
稅項							(496)
期內溢利							4,947

截至二零零七年六月三十日止六個月	營業額	綜合業務溢利	所佔共同控制實體業績	所佔聯營公司業績	集團合計	分類業務分配	分類業務溢利
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
按主要業務分析							
特鋼	8,737	1,274	227	–	1,501	–	1,501
物業	371	293	(11)	46	328	42	370
基礎建設	595	113	260	569	942	–	942
上市附屬公司							
中信1616	2,831	2,039	–	–	2,039	–	2,039
大昌行	7,062	272	22	2	296	(42)	254
其他	22	21	154	(25)	150	–	150
投資物業公平價值變動	–	355	–	116	471	–	471
*減：*一般及行政費用	–	(238)	–	–	(238)	–	(238)
	19,618	4,129	652	708	5,489	–	5,489
財務支出淨額							(7)
稅項							(174)
期內溢利							5,308

以下為按地理區域劃分之本集團營業額分析：

	截至六月三十日止六個月 二零零八年	二零零七年
	港幣百萬元	港幣百萬元
按地理區域分析		
香港	6,052	6,326
中國	21,177	12,410
海外	1,089	882
	28,318	19,618

3 綜合業務溢利

綜合業務溢利已計入及扣除：

	截至六月三十日止六個月	
		重列
	二零零八年	二零零七年
	港幣百萬元	*港幣百萬元*
計入		
來自其他財務資產之股息收入	93	29
出售附屬公司溢利	170	1,928
出售共同控制實體溢利	403	—
扣除		
已售存貨成本	20,738	12,803
物業，機器及設備折舊	432	500
無形資產攤銷	51	49
租賃土地攤銷	25	24
其他財務資產減值虧損	21	1
固定資產減值虧損	14	72

4 財務(收入)／支出淨額

	截至六月三十日止六個月	
	二零零八年	二零零七年
	港幣百萬元	*港幣百萬元*
財務支出		
利息支出	709	421
已撥充資本化之款項	(388)	(262)
衍生金融工具之公平價值收益	(130)	(66)
滙兑(收益)／虧損	(30)	10
其他財務支出	28	23
	189	126
財務收入		
利息收入	(272)	(119)
	(83)	7

5 税項

香港利得税根據期內估計應課税溢利按税率16.5%(二零零七年:17.5%)計算。海外税項則根據期內估計應課税溢利,再按本集團經營業務國家當地適用之税率計算。税項撥備將定期作出檢討,以反映法例、慣例及商討情況之改變。詳情如下:

	截至六月三十日止六個月	
	二零零八年	二零零七年
	港幣百萬元	*港幣百萬元*
本期税項		
香港利得税	114	104
海外税項	367	207
遞延税項		
投資物業公平價值變動	76	55
源自及撥回其他暫時差異	(29)	(15)
税率變動之影響	(32)	(177)
	496	174

6 股息

	截至六月三十日止六個月	
	二零零八年	二零零七年
	港幣百萬元	*港幣百萬元*
已派二零零七年末期股息:每股港幣0.80元(二零零六年:港幣0.80元)	1,757	1,767
已派二零零七年特別股息:每股港幣零元(二零零六年:港幣0.30元)	—	662
	1,757	2,429
建議二零零八年中期股息:每股港幣0.30元(二零零七年:港幣0.40元)	658	883
建議二零零八年特別股息:每股港幣零元(二零零七年:港幣0.20元)	—	442
	658	1,325

7 每股盈利

每股盈利乃按股東應佔溢利港幣四十三億七千七百萬元(二零零七年:港幣四十九億六千八百萬元)計算。

每股基本盈利乃按期內已發行股份之加權平均數2,198,430,092股(二零零七年:已發行股份2,203,437,210股)計算。已攤薄每股盈利則按2,203,728,977股股份(二零零七年:2,208,527,391股股份)(即期內已發行股份之加權平均數加上在全部尚餘之購股權獲行使時將視作以無償方式發行之5,298,885股股份(二零零七年:5,090,181股股份)之加權平均數)計算。

8.1 應收賬項、應收賬款、按金及預付款項

	二零零八年六月三十日 港幣百萬元	二零零七年十二月三十一日 港幣百萬元
應收貿易賬項及應收票據		
一年內	5,811	4,248
一年以上	54	42
	5,865	4,290
應收賬款、按金及預付款項	6,030	4,002
	11,895	8,292

附註：

i) 應收貿易賬項已扣除撥備；到期日按發票日期分類。

ii) 各營業單位均按照本身情況制訂明確之信貸政策。

iii) 應收賬項、應收賬款、按金及預付款項之賬面值與其公平價值相若。

iv) 應收賬款、按金及預付款項包括港幣五億八千萬元之衍生金融資產(二零零七年：港幣二億五千一百萬元)、應收共同控制實體款項港幣一億四千三百萬元(二零零七年：港幣一億三千八百萬元)除其中港幣五百萬元(二零零七年：港幣一百萬元)為計息外，全部均無抵押、不計利息及按通知償還及應收聯營公司款項港幣二億元(二零零七年：港幣九千萬元)均無抵押、不計利息及按通知償還。

8.2 應付賬項、應付賬款、按金及應付款項

	二零零八年六月三十日 港幣百萬元	二零零七年十二月三十一日 港幣百萬元
應付貿易賬項及應付票據		
一年內	4,803	4,532
一年以上	587	329
	5,390	4,861
應付賬款、按金及應付款項	6,986	5,866
	12,376	10,727

附註：

i) 應付賬款、按金及應付款項包括港幣二千九百萬元之衍生金融負債(二零零七年：港幣六千六百萬元)。

ii) 應付賬項、應付賬款、按金及應付款項之賬面值與其公平價值相若。

G. 本集團管理層討論與分析

流動資金及財務資源

集團債項及流動資金

本集團於二零零八年六月三十日之財務狀況相對於二零零七年十二月三十一日及二零零七年六月三十日概述如下：

	二零零八年 六月三十日 *港幣百萬元*	二零零七年 十二月 三十一日 *港幣百萬元*	二零零七年 六月三十日 *港幣百萬元*
總負債	41,906	28,654	21,975
現金及銀行存款	10,695	8,045	4,135
淨負債	31,211	20,609	17,840

二零零八年上半年之總負債上升，主要與集團核心業務的資本開支及新增投資有關。

於二零零八年六月三十日，本集團之借貸、現金及存款結餘之幣種如下：

	幣種					
港幣百萬元等值	港幣	美元	人民幣	日圓	其他	總計
原本幣種總負債	9,411	23,955	7,198	1,231	111	41,906
對沖後總負債	16,806	16,982	7,198	809	111	41,906
現金及銀行存款	1,357	3,042	5,539	135	622	10,695
對沖後淨負債／(淨現金)	15,449	13,940	1,659	674	(511)	31,211

槓桿比率

於二零零八年六月三十日，淨負債佔總資本為34%，而二零零七年年底則為26%。


港幣
拾億元
100
80
60
40
20
12%
25%
32%
24%
26%
34%
03
04
05
06
07
6/08
總資本
淨負債佔總資本%
淨負債

未償還負債之到期結構

本集團積極管理債務結構並致力延展債務年期，以確保本集團每年到期之債務不會超出當年預期之現金流量及本集團在該年度為有關債務進行再融資之能力。於二零零八年六月三十日，將於二零零八年年底到期之借貸為港幣二十億元，而現金及存款結餘合計為港幣一百零七億元。本集團之平均貸款年期為5.8年(二零零七年十二月三十一日：6.0年)。

	二零零八年 *港幣百萬元*	二零零九年 *港幣百萬元*	二零一零年 *港幣百萬元*	二零一一年 *港幣百萬元*	二零一二年 *港幣百萬元*	二零一三年及以後 *港幣百萬元*	合計 *港幣百萬元*	百分率
母公司	3	2,966[1]	2,917	5,174[2]	7,550	11,596[3]	30,206	72%
附屬公司	2,044	1,314	2,393	3,592	543	1,814	11,700	28%
到期債務總額	2,047	4,280	5,310	8,766	8,093	13,410	41,906	100%

1. 包括有關鐵礦石開採項目之二億七千萬美元短期過渡性貸款，此等貸款將被長期項目貸款取代。

2. 包括專為特定目的而成立之全資附屬公司所發行總值四億五千萬美元之二零一一年到期全球債券。

3. 包括專為特定目的而成立之全資附屬公司所發行總值八十一億日圓之二零三五年到期浮息票據。

備用融資來源

於二零零八年六月三十日，除現金及存款結餘港幣一百零七億元外，本集團之備用信貸額及備用貿易信貸額分別為港幣二百一十八億元及港幣二十九億元。於二零零八年六月三十日之融資來源概述如下：

	信貸總額 *港幣百萬元*	已提用信貸額 *港幣百萬元*	備用信貸額 *港幣百萬元*
獲承諾信貸			
短期貸款*	4,290	2,106	2,184
長期貸款	51,015	33,713	17,302
全球債券	3,510	3,510	0
私人配售	422	422	0
獲承諾總額	59,237	39,751	19,486
非承諾信貸			
貨幣市場及短期信貸	4,457	2,136	2,321
貿易信貸	4,414	1,523	2,891

*　*此乃用作支持鐵礦石開採項目第二期資金需求之美元短期過渡性貸款。*

按到期年份分類之承諾備用信貸額
(合共港幣一百九十五億元)


港幣
拾億元
1.0
2.7
3.5
12.3
08
09
10至12
13及以後
二零零八年六月三十日

按種類分類之備用信貸額
(合共港幣二百四十七億元)


12%
9%
9%
70%
二零零八年六月三十日
長期貸款
短期貸款
貨幣市場
貿易

除上文所述之信貸外，本公司亦與中國多家主要銀行訂立合作協議。根據此等合作協議，中信泰富之中國項目可申請信貸融資，惟須獲得銀行根據中國銀行法規對個別項目的審批。

有關本集團於二零零八年十月三十一日的債務的資料，載於第I-1頁。

財務政策及風險管理

一般政策

- 維持嚴謹的財務管理及高透明度的政策
- 分散集資途徑
- 集中進行融資及現金管理運作
- 加強風險管理及財務資源之有效運用
- 在合適之情況下安排有限或無追索權之融資

風險管理

本集團以不同形式之金融工具(包括衍生工具)調控利率及滙率波動之風險，衍生工具僅用作對沖利率及滙率風險，嚴禁進行投機買賣。交易對手之信貸風險亦會作審慎分析。本集團只與信貸評級達投資評級之金融機構交易，而為了控制信貸風險，亦會考慮交易對手向本集團提供之信貸額。

外滙風險

中信泰富之業務主要集中在香港、中國及澳洲，因此，本集團需承受港幣、美元、人民幣及澳元之滙率波動風險。當有關資產或現金流量之幣種為非港幣，中信泰富透過同幣種融資或利用外滙合約等安排，務求將貨幣風險降至最低。由於中國之金融市場有所局限及受監管限制，中信泰富之人民幣風險不斷增加。由於本集團不斷擴充於中國內地的投資，在二零零八年六月三十日，本集團面對之人民幣風險淨額約為港幣五百九十億元(二零零七年十二月三十一日：港幣四百六十億元)。

由於未來收益及現金流量將以美元為單位，澳洲鐵礦石開採項目之功能幣種被視為美元。因此，中信泰富以美元貸款支持鐵礦石開採項目開發成本及因該業務而購置船舶之所需資金，以便配對自該等資產衍生之未來美元現金流量。部份鐵礦石開採項目開發成本及若干完工前營運開支以非美元幣

種結算。本集團通過訂立外滙遠期合約及結構性遠期合約，以對沖或減低外滙風險。於二零零八年六月三十日，未到期外匯遠期合約及結構性遠期合約之金額為港幣三十九億元(二零零七年十二月三十一日：港幣三十五億元)。

此外，本集團通過訂立外滙遠期合約減低美元債項及一項日圓債券之外滙風險。於二零零八年六月三十日，該等合約之金額為港幣七十九億一千三百萬元(二零零七年十二月三十一日：港幣五十八億五千三百萬元)。

本集團附屬貿易公司亦採用外滙遠期合約及結構性遠期合約對沖滙率波動風險。於二零零八年六月三十日，此等合約合共港幣八億零四百萬元(二零零七年十二月三十一日：港幣九億六千八百萬元)。

自二零零八年六月三十日以來，中信泰富的外匯風險出現重大變動。其後，由於本集團有意將澳洲鐵礦石開採項目的外匯風險減至最低，故本集團訂立多項額外槓桿式外匯合約。本集團根據該等槓桿式外匯合約須接收之最高外匯金額(特別是澳元)，遠遠超出本集團的外匯需要。為減低在現行匯率下過多外幣所產生的虧損，中信泰富及中國中信集團公司訂立有條件協議，包括發行可換股債券及有關若干槓桿式外匯合約的約務更替。剩餘的澳元槓桿式外匯合約符合澳洲鐵礦石開採項目的澳元需要，故中信泰富擬重整該等合約，致令該等合約符合對沖會計處理。

除槓桿式外匯合約外，本集團訂立雙貨幣累計目標可贖回遠期合約，據此，於參考日期，本集團接收的最高金額為二億七千零二十萬澳元或一億四千九百二十萬歐羅，分每月接收，為期至二零一零年七月。本集團擬終止該等雙貨幣累計目標可贖回遠期合約。

就人民幣累計目標可贖回遠期合約而言，於參考日期，該等合約項下的最高名義值為人民幣五十七億元。中信泰富根據剩餘的人民幣累計目標可贖回遠期合約須以美元支付的金額(為本集團的最高實際風險，而並無進行人民幣實物交收)不超過四千二百三十萬美元，乃按參考日期美元兑人民幣的匯率6.83為基準計算，而加權平均履約價為美元兑人民幣匯率6.50。中國中信集團公司不會接收人民幣累計目標可贖回遠期合約，而本集團現時有意保留人民幣累計目標可贖回遠期合約。

有關所有外匯合約的詳情載於(i)中信泰富於二零零八年十月二十日的公佈；(ii)該公佈；及(iii)通函第10至14頁、第20至21頁及第25至26頁。

利率風險

面對利率波動，為穩定利息開支，本集團致力維持適當比例之固定息率及浮動息率借貸。本集團在考慮整體市場趨勢、本集團之現金流量以及利息倍數比率等因素後決定利率對沖比率。

本集團利用利率掉期、遠期利率協議、利率期權合約及其他工具對沖風險或調控其借貸之利率性質。於二零零八年六月三十日，中信泰富有面值港幣二百九十一億元之利率掉期或期權合約，當中遠期生效之利率掉期合約為港幣一百六十七億元。

截至二零零八年六月三十日止六個月，本集團之加權平均借貸成本(包括費用及對沖成本)約為4.8%，去年同期則為5.4%。

融資活動

截至二零零八年六月三十日止六個月，中信泰富及附屬公司新增或續期之雙邊貸款合共港幣四十億元。一項為期二十年之十三億四千三百萬美元項目融資貸款亦已簽訂。此外，本公司已取得一項五億五千萬美元之過渡性貸款；此貸款將被一項現正安排之長期項目融資貸款取代。

業務分類資料

各主要營業單位於二零零八年首六個月之溢利貢獻，與二零零七年同期比較如下：

	實際		
	截至六月三十日止六個月		**增加／**
	二零零八年	**二零零七年**	**(減少)**
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
特鋼	1,839	1,123	716
物業	453	446	7
基礎建設	689	844	(155)
上市附屬公司			
中信1616	83	2,020	(1,937)
大昌行	151	187	(36)
投資物業公平價值變動	490	416	74
出售上市股份之淨收益	843	–	843

與截至二零零七年六月三十日止六個月之溢利貢獻比較：

- **特鋼**：溢利貢獻增幅超逾60%，是由於對鋼鐵需求之殷切而令業績表現持續良好。

- **物業**：期內租務錄得良好增長，但發展中項目之營運費用抵銷部份增長。

- **基礎建設**：國泰航空及發電項目均由於期內能源價格高企，而錄得虧損。但出售中國國際貨運航空權益之利潤，從而補償了部份航空業務溢利貢獻之下降。香港行車隧道之溢利貢獻則錄得15%之增長。

- **中信1616**：扣除於二零零七年分拆中信1616上市帶來港幣十九億元之溢利，溢利貢獻減少10%，此乃由於其分拆上市後集團持股量減少所致。中信1616之溢利與二零零七年同期比較增加11%。

- **大昌行**：大昌行之溢利與二零零七年同期比較增加37%，但溢利貢獻減少19%，此乃由於二零零七年下半年分拆大昌行上市後集團減持了43%股權所致。

- **投資物業公平價值變動**：投資物業公平價值的增加乃由於重估反映香港及中國當前物業市場之強勁情況。

- **出售上市股份之淨收益**：此額為於二零零八年出售上市股份之淨收益。

溢利貢獻


港幣
百萬元
5,000
4,000
3,000
2,000
1,000
1-6/07
1-6/08
特鋼
物業
基礎建設
中信1616
大昌行
投資物業公平價值變動
出售上市股份之
淨收益

按中期報告第25頁至26頁載有按業務分類之營業額，以及來自綜合業務之未扣除財務支出淨額及稅前溢利資料、所佔共同控制實體與聯營公司之業績。

地區分佈

來自香港、中國以及海外之溢利貢獻及資產，乃根據每項業務之基地所在位置劃分。


溢利貢獻%
賬面資產值%
33
67
2
56
42
12
50
38
16
55
29
07
截至六月三十日止六個月
08
07
十二月三十一日
結算
08
六月三十日
結算
香港
中國
海外

員工

於二零零八年六月底，由於本集團繼續於中國內地及澳洲發展及投資，中信泰富僱員總數達至新高，合共為25,177名(二零零七年：23,989名)。香港僱員增至4,135名(二零零七年：3,932名)。中國內地僱員數目最多，穩步增至20,491名(二零零七年：19,720名)。其餘551名(二零零七年：337名)為日本、新加坡、加拿大及澳洲附屬公司的僱員。

員工薪酬

中信泰富致力吸引、挽留及激勵具備有相關技能、知識及有勝任能力之員工，以拓展、支援及延續本集團之成就。僱員之現金報酬一般包括基本薪金及浮動薪酬，而浮動薪酬主要為與表現掛鉤之花紅，根據公司業績、員工個人之表現以及單位表現而酌情發放。高級管理人員的現金報酬中，較大部份由酌情表現花紅組成，此措施反映出對集團業績及財務表現作出貢獻的員工，集團會作出適當獎勵，藉此強化優秀表現獎賞文化，不斷提升集團的全面人才質素。採用與業績及表現掛鉤的浮動薪酬以取代多個形式的保證及定額花紅，可更有效地獎勵表現優良的員工，同時亦可適當地激發表現較遜者。

此外，集團每年均檢討員工之薪酬及福利計劃，以確保整體待遇對內公平公正，對外具競爭力，並能配合本集團業務發展需要。整體上，本集團的成員公司均符合是項政策。

薪酬委員會由獨立非執行董事組成，成立目的旨在行使董事會之權力以審批及檢討各執行董事及主要行政人員之薪酬，包括基本薪金，花紅，各項福利及所參與之股份獎勵計劃或其他計劃等政策，並考慮業內相若公司之薪金水平、集團內各董事及主要行政人員之時間貢獻與職責及聘用條件，依據表現而訂定報酬以激勵高質僱員，同時亦保障股東利益。

培訓及發展

中信泰富致力提供健康之企業環境，讓員工各展所長。集團更鼓勵及資助他們自發於工餘進修，不斷自我增值。集團亦定期邀請專業機構舉辦研

討會及訓練班，為員工提供內部培訓，藉以協助員工改善工作表現，為將來發展做好準備。在適當時候，集團更會安排公共服務機構舉辦專題演講，包括新法例措施、工業安全、最新技術介紹等。隨著中港兩地跨境商業活動迅速增長，集團鼓勵並積極推動兩地業務的融合及兩地員工知識交流與技術轉移。

中信泰富致力支持及投資新一代的培訓與發展。集團已推行多項管理見習生及學徒訓練計劃；同時也透過參與由勞工處舉辦的展翅計劃及各大專院校之職前實習計劃，向離校青少年及學院學生提供培訓機會。

本公司所採納之購股權計劃

中信泰富於二零零零年五月三十一日採納中信泰富股份獎勵計劃二零零零(「該計劃」)。該計劃之主要條款如下：

1. 該計劃旨在透過(i)給予參與者額外獎賞，以鼓勵彼等繼續加倍努力，為中信泰富締造佳績，及(ii)吸引及挽留菁英人才參與中信泰富之持續業務營運，從而促進中信泰富及其股東之利益。

2. 該計劃參與者為獲董事會邀請之中信泰富或其附屬公司之任何董事、行政人員或僱員。

3. 根據該計劃可授出購股權之股份數目上限，不得超出(i)中信泰富不時之已發行股本10%，或(ii)中信泰富於採納該計劃當日之已發行股本10%，以較低者為準。

4. 在任何十二個月期間，因為授予每位購股權計劃參與者行使獲授之購股權(包括已行使及尚未行使者)而已發行及將發行之股份數目不得多於中信泰富已發行股份之1%。

5. 根據該計劃所授出之任何購股權，其行使期不得超逾十年，由授出日期起計。

6. 承授人如欲接納授予購股權，必須由授出日期起計二十八日內支付港幣1.00元（概不退還）辦理接納手續。

7. 行使價由董事會釐定，最少為以下各項之較高者：(i)中信泰富股份在授出購股權日期於聯交所日報表上所列之收市價；(ii)中信泰富股份在緊接授出購股權日期前五個營業日在聯交所日報表上所列之平均收市價；及(iii)中信泰富股份之面值。

8. 該計劃將持續生效至二零一零年五月三十日止。

所有已授出及獲接納之購股權，均可在授出購股權日期起計五年內全數或部分行使。

本集團抵押資產

於二零零八年六月三十日，用以獲得銀行信貸之資產抵押為港幣五億二千五百萬元（二零零七年十二月三十一日：港幣四億二千三百萬元），主要涉及大昌行之海外業務及一間中國物業附屬公司。此外，鐵礦石開採項目之資產亦被抵押作項目融資。

來年重大投資的未來計劃或資本資產及預期資金來源

資本開支

在二零零八年上半年，本公司因購入五艘貨船而支付之總訂金為港幣十五億元。澳洲鐵礦石開採項目之基礎建設仍在興建階段，並已於二零零八年十月完成收購項目第二期。該項目首兩期之最新資本開支預計達三十五億美元，其中約75%已獲承諾。另一筆約三億五千萬美元之資本開支預期將於該項目第三期（為額外十億噸磁鐵礦資源）展開時產生。本公司對第三期初步地質鑽探工作的結果表示樂觀；至於是否行使該項目第三至六期（於同一礦場每期可增加十億噸磁鐵礦資源，合共額外增加四十億噸鐵礦石）之購買權，將取決於有關儲存量能否證實。

在二零零八年上半年，特鋼的資本開支主要來自提升及建造江陰鋼廠之生產設備。

在中國的物業發展項目仍在繼續，其中包括上海陸家嘴新金融區、四川北路站項目、青浦、寧波、揚州及海南島之項目。

在二零零八年上半年屬於基礎建設的資本開支，包括以港幣十七億元購入山東煤礦項目30%權益的投資。

在二零零八年屬於「其他」的資本開支，包括投資於中國鐵建股份有限公司的上市股份。在二零零七年集團亦投資於碧桂園控股有限公司及洛陽欒川鉬業集團股份有限公司之上市股份。

於二零零八年六月三十日，本集團之已簽約資本承擔約為港幣二百七十億元，主要是與鐵礦石開採、中國物業及特鋼業務有關。

本集團合共訂購17艘船舶，保證本集團在特鋼的一般業務過程中，其原料能可靠的運送，並可運送煤炭至其發電廠。

	截至六月三十日止六個月		截至二零零七年十二月三十一日止年度
	二零零八年	二零零七年	
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
鐵礦石開採	3,858	329	6,844
物業	2,779	2,660	4,525
特鋼	3,800	184	1,442
基礎建設	2,346	31	71
上市附屬公司			
中信1616	57	29	62
大昌行	189	96	323
其他	465	665	1,042

負債比率

本集團按負債比率監察資本。此比率乃按淨負債除以總資本(股東資金加淨負債)計算。

誠如中信泰富二零零八年中期報告所披露者，於二零零八年六月三十日的負債比率為34%。自二零零八年六月三十日以來，負債比率受到本集團自該時起因槓桿式外滙合約招致損失的不利影響。

或然負債

除通函所披露者外，董事確認，本集團的或然負債自二零零七年十二月三十一日以來並無重大變動。本集團於二零零七年十二月三十一日的或然負債的詳情，載於通函第I-60頁中信泰富截至二零零七年十二月三十一日止年度的經審核綜合財務報表附註33內。

重大收購及出售附屬公司及聯營公司

除中信泰富刊發的公佈及通函外，自二零零八年一月一日至二零零八年六月三十日期間，中信泰富沒有進行重大收購及出售附屬公司及聯營公司的事項。

A. 本集團未經審核備考資產和負債報表及損益表

以下為本集團的未經審核備考資產和負債報表及損益表，按下列附註為基準編製，旨在説明發行可換股債券、約務更替(統稱為「該等交易」)及轉換可換股債券為1,453,125,000股新股份(「轉換」)的影響，猶如有關事項就備考資產和負債報表而言已於二零零八年六月三十日發生，及就備考損益表而言已於二零零八年一月一日發生。

本未經審核備考財務資料乃根據下列情況而編製：

(a) 完成時本集團並無將約務更替合約於法律上轉讓予中國中信集團公司；及

(b) 完成時本集團將約務更替合約於法律上轉讓予中國中信集團公司。

編製本未經審核備考財務資料僅供説明之用，因其假設性質，其或未必能夠真實反映倘該等交易及轉換已於二零零八年一月一日、二零零八年六月三十日或任何未來日期完成後本集團的財務業績及財政狀況。

(I) 假設完成時並無於法律上轉讓約務更替合約

(a) 本集團的未經審核備考資產和負債報表

	本集團於二零零八年六月三十日的未經審核資產及負債		備考調整		轉換前本集團的未經審核備考經調整資產及負債*	備考調整*	轉換後本集團的未經審核備考經調整資產及負債
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
		附註2(a)	*附註2(b)*	*附註2(c)*		*附註2(e)*	
非流動資產							
固定資產							
物業、機器及設備	17,125				17,125		17,125
投資物業	11,670				11,670		11,670
發展中物業	6,925				6,925		6,925
租賃土地	1,718				1,718		1,718
	37,438				37,438		37,438
共同控制實體	21,338				21,338		21,338
聯營公司	17,515				17,515		17,515
其他財務資產	4,045				4,045		4,045
無形資產	5,871				5,871		5,871
遞延稅項資產	91				91		91
衍生金融工具	225				225		225
非流動訂金	7,641				7,641		7,641
	94,164				94,164		94,164
流動資產							
待售物業	430				430		430
待售資產	192				192		192
存貨	6,843				6,843		6,843
應收賬項、應收賬款、按金及預付款項	11,895				11,895		11,895
衍生金融工具	–			11,340	11,340		11,340
現金及銀行存款	10,695		2,495		13,190		13,190
	30,055				43,890		43,890

* *見下文附註2(f)*

	本集團於二零零八年六月三十日的未經審核資產及負債		備考調整		轉換前本集團的未經審核備考經調整資產及負債*	備考調整*	轉換後本集團的未經審核備考經調整資產及負債
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
		附註2(a)	*附註2(b)*	*附註2(c)*		*附註2(e)*	
流動負債							
銀行貸款、其他貸款及透支							
有抵押	395				395		395
無抵押	4,467				4,467		4,467
可換股債券	–		11,625*		11,625*	(11,625)*	–
應付賬項、應付賬款、按金及應付款項	12,376				12,376		12,376
應付股東款項	–		(9,130)	9,130	–		–
衍生金融工具	–	11,340			11,340		11,340
稅項撥備	674				674		674
	17,912				40,877		29,252
流動資產淨額	12,143				3,013		14,638
資產總額減流動負債	106,307				97,177		108,802
非流動負債							
長期借款	37,044				37,044		37,044
遞延稅項負債	2,216				2,216		2,216
衍生金融工具	310				310		310
	39,570				39,570		39,570
資產淨額	66,737				57,607		69,232

* *見下文附註2(f)*

(b)　本集團未經審核備考損益表

	截至二零零八年六月三十日止六個月本集團未經審核損益表	備考調整	本集團未經審核備考經調整損益表
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
		附註3(a)	
營業額	28,318		28,318
銷售成本	(22,942)		(22,942)
分銷及銷售費用	(512)		(512)
其他營運費用	(1,441)		(1,441)
出售其他財務資產的收益淨額	843		843
衍生金融工具的公允價值虧損	–	(11,340)	(11,340)
投資物業公平價值之變動	410		410
綜合業務溢利／(虧損)	4,676		(6,664)
所佔業績			
共同控制實體	641		641
聯營公司	43		43
財務支出	(189)		(189)
財務收入	272		272
財務收入淨額	83		83
除稅前溢利／(虧損)	5,443		(5,897)
稅項	(496)		(496)
期內溢利／(虧損)	4,947		(6,393)
應佔溢利：			
本公司股東	4,377	(11,340)	(6,963)
少數股東權益	570		570
期內溢利／(虧損)	4,947		(6,393)

(II) 假設完成時於法律上轉讓約務更替合約

(a) 本集團的未經審核備考資產和負債報表

	本集團於二零零八年六月三十日的未經審核資產及負債		備考調整		轉換前本集團的未經審核備考經調整資產及負債*	備考調整*	轉換後本集團的未經審核備考經調整資產及負債
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
		附註2(a)	*附註2(b)*	*附註2(d)*		*附註2(e)*	
非流動資產							
固定資產							
物業、機器及設備	17,125				17,125		17,125
投資物業	11,670				11,670		11,670
發展中物業	6,925				6,925		6,925
租賃土地	1,718				1,718		1,718
	37,438				37,438		37,438
共同控制實體	21,338				21,338		21,338
聯營公司	17,515				17,515		17,515
其他財務資產	4,045				4,045		4,045
無形資產	5,871				5,871		5,871
遞延稅項資產	91				91		91
衍生金融工具	225				225		225
非流動訂金	7,641				7,641		7,641
	94,164				94,164		94,164
流動資產							
待售物業	430				430		430
待售資產	192				192		192
存貨	6,843				6,843		6,843
應收賬項、應收賬款、按金及預付款項	11,895				11,895		11,895
現金及銀行存款	10,695		2,495		13,190		13,190
	30,055				32,550		32,550

* *見下文附註2(f)*

	本集團於二零零八年六月三十日的未經審核資產及負債		備考調整		轉換前本集團的未經審核備考經調整資產及負債*	備考調整*	轉換後本集團的未經審核備考經調整資產及負債
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
		附註2(a)	附註2(b)	附註2(d)		附註2(e)	
流動負債							
銀行貸款、其他貸款及透支							
有抵押	395				395		395
無抵押	4,467				4,467		4,467
可換股債券	–		11,625*		11,625*	(11,625)*	–
應付賬項、應付賬款、按金及應付款項	12,376				12,376		12,376
應付股東款項	–		(9,130)	9,130	–		–
衍生金融工具	–	11,340		(11,340)	–		–
稅項撥備	674				674		674
	17,912				29,537		17,912
流動資產淨額	12,143				3,013		14,638
資產總額減流動負債	106,307				97,177		108,802
非流動負債							
長期借款	37,044				37,044		37,044
遞延稅項負債	2,216				2,216		2,216
衍生金融工具	310				310		310
	39,570				39,570		39,570
資產淨額	66,737				57,607		69,232

* 見下文附註2(f)

(b)　本集團未經審核備考損益表

	截至二零零八年六月三十日止六個月本集團未經審核損益表	備考調整	本集團未經審核備考經調整損益表
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
		附註3(a)	
營業額	28,318		28,318
銷售成本	(22,942)		(22,942)
分銷及銷售費用	(512)		(512)
其他營運費用	(1,441)		(1,441)
出售其他財務資產的收益淨額	843		843
衍生金融工具的公允價值虧損	–	(11,340)	(11,340)
投資物業公平價值之變動	410		410
綜合業務溢利╱(虧損)	4,676		(6,664)
所佔業績			
共同控制實體	641		641
聯營公司	43		43
財務支出	(189)		(189)
財務收入	272		272
財務收入淨額	83		83
除稅前溢利╱(虧損)	5,443		(5,897)
稅項	(496)		(496)
期內溢利╱(虧損)	4,947		(6,393)
應佔溢利：			
本公司股東	4,377	(11,340)	(6,963)
少數股東權益	570		570
期內溢利╱(虧損)	4,947		(6,393)

(c) 本集團未經審核備考財務資料附註

1　本集團於二零零八年六月三十日的資產和負債報表及本集團截至二零零八年六月三十日止六個月的損益表，乃摘錄自本公司截至二零零八年六月三十日止六個月的已刊發中期報告。

2　就本集團未經審核備考資產和負債報表而言，已作出下列備考調整：

(a) 將約務更替合約確認為港幣一百一十三億四千萬元的衍生負債，有關款額為於參考日期約務更替合約下按公允價定值的虧損。除約務更替合約下按公允價定值的虧損外，於參考日期，本集團自約務更替合約開始以來向對手履行及終止若干部分約務更替合約而產生已變現虧損港幣七億六千萬元。由於此並非通函的主題，該已變現虧損不會於本備考財務資料內反映。

(b) 向中國中信集團公司發行本金總額為港幣一百一十六億二千五百萬元的可換股債券於發行時確認為流動負債(假設執行人員並無授出清洗豁免或清洗豁免不獲獨立股東批准)，而轉換不會於二零零八年六月三十日進行(有關取得豁免及批准的情況請參閱下文附註2(f))，因下文附註2(c)或(d)所述的交易而將應付中國中信集團公司的款項相應調減港幣九十一億三千萬元，及現金和銀行結餘增加港幣二十四億九千五百萬元(即應向中國中信集團公司收取的結餘淨額)。

(c) 確認衍生資產港幣一百一十三億四千萬元(相等於中國中信集團公司同意承擔的約務更替合約項下按公允價定值的虧損)，而本集團應付的代價為港幣九十一億三千萬元。所確認的資產及負債之間的差額將用於增加本集團權益，作為支付可換股債券項下將予發行的股份的認購價一部分。

(d) 終止確認衍生負債港幣一百一十三億四千萬元(相等於法律上轉讓予中國中信集團公司的約務更替合約項下按公允價定值的虧損)，而本集團應付的代價為港幣九十一億三千萬元。所終止確認負債及應付的代價之間的差額將用於增加本集團權益，作為支付可換股債券項下將予發行的股份的認購價一部分。

(e) 於轉換時發行1,453,125,000股股份(在這種情況下執行人員並無授出清洗豁免或清洗豁免不獲獨立股東批准而可換股債券於其後轉換為股份)，此舉導致權益增加港幣一百一十六億二千五百萬元，以及終止確認上文附註2(b)所述先前確認為流動負債的可換股債券。

(f) 在這種情況下執行人員授出清洗豁免及清洗豁免獲當時的獨立股東批准，港幣一百一十六億二千五百萬元的可換股債券於發行時自動轉換為股份，並直接於權益入賬，毋須初步確認為負債。因此，毋須作出上文附註2(e)所載的備考調整，而上文附註2(b)所載的備考調整將予以修訂，致使發行可換股債券不會構成港幣一百一十六億二千五百萬元的負債。其他調整維持不變。

3 就編製本集團未經審核備考損益表而言，已作出下列備考調整：

(a) 確認參考日期約務更替合約下按公允價定值的虧損。

向中國中信集團公司發行的可換股債券應付的利息開支不會呈列為備考調整，理由是董事認為，就本備考損益表而言，有關數額並不重大。

4 約務更替合約下按公允價定值的虧損的最終金額、本集團就約務更替合約應付的代價；及中國中信集團公司就完成認購可換股債券應付的結餘淨額可能有別於上文所呈報金額。

5 除約務更替合約外，於參考日期，本集團亦已訂立通函其他章節所述的其他槓桿式外匯合約，而上述備考調整並無計及其他槓桿式外匯合約對本集團財政狀況及業績所產生的影響。

此外，除上文所述者外，並無作出任何調整以反映本集團於二零零八年六月三十日後訂立的其他交易所產生的影響。

B.　申報會計師報告

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

會計師就未經審核備考財務資料向中信泰富有限公司董事發出的報告

本所對中信泰富有限公司(「貴公司」)就建議發行可換股債券及涉及將由中國中信集團公司承擔　貴公司若干槓桿式外匯合約的出售事項(「交易」)而於二零零八年十二月三日刊發的通函(「通函」)第II-1至第II-9頁附錄二所載題為「本集團未經審核備考資產和負債報表及損益表」的未經審核備考財務資料(「未經審核備考財務資料」)作出報告。未經審核備考財務資料由　貴公司董事編製，僅供說明之用，以就該項交易對　貴公司及其附屬公司(以下統稱為「貴集團」)的相關財務資料可能造成的影響提供資料。編製未經審核備考財務資料的基準載於通函第II-1至第II-9頁。

貴公司董事及申報會計師各自的責任

貴公司董事全權負責根據香港聯合交易所有限公司證券上市規則(「上市規則」)第4.29條及香港會計師公會(「香港會計師公會」)頒佈的會計指引第7號「編製備考財務資料以供載入投資通函內」編製未經審核備考財務資料。

本所的責任是按照上市規則第4.29(7)條的規定，對未經審核備考財務資料發表意見，並向　閣下呈報。對於就編製未經審核備考財務資料所用的任何財務資料，而本所過往對該等財務資料曾發出的任何報告，本所除了於該等報告刊發日對該等報告的抬頭人負責外，本所概不承擔任何責任。

意見的基礎

本所根據香港會計師公會頒佈的香港投資通函報告聘用協定準則第300號「投資通函中的備考財務資料的會計師報告」進行工作。本所的工作主要包括將　貴集團二零零八年六月三十日未經審核資產及負債及　貴集團截至二零零八年六月

三十日止六個月未經審核損益表，與　貴公司截至二零零八年六月三十日止六個月未經審核中期財務報告作出比較、考慮有關調整的支持文件，以及與　貴公司董事討論未經審核備考財務資料，惟並不包括對任何相關財務資料作出獨立審閱。

本所在策劃及執行工作時，均以取得本所認為必要的資料和解釋為目標，以便獲得充分憑證，就未經審核備考財務資料已由　貴公司董事按照所列基準妥為編製、有關基準與　貴集團的會計政策貫徹一致，而該等調整對根據上市規則第4.29(1)條所披露的未經審核備考財務資料而言是適當，作出合理的確定。

未經審核備考財務資料乃根據　貴公司董事的判斷和假設而編製，僅供說明用途，而基於其假設性質，其不提供任何保證或顯示任何事項將於未來發生，且未必能代表：

- 貴集團於二零零八年六月三十日或任何未來日期的財務狀況；或

- 貴集團截至二零零八年六月三十日止六個月或任何未來期間的業績。

意見

本所認為：

a) 未經審核備考財務資料已由　貴公司董事按所列基準適當編製；

b) 該基準與　貴集團的會計政策一致；及

c) 就根據上市規則第4.29(1)條所披露的未經審核備考財務資料而言該等調整乃屬適當。

羅兵咸永道會計師事務所
執業會計師

香港，二零零八年十二月三日

以下為獨立合資格物業估值師萊坊測計師行有限公司就其於二零零八年十月三十一日的估值而刊發的函件全文、估值概要及估值報告，乃為載入通函而編製：

Knight Frank 萊坊

香港灣仔
港灣道6-8號
瑞安中心4字樓
電話：2840 1177
傳真：2840 0600

敬啟者：

吾等已根據　閣下的指示，就中信泰富有限公司（「中信泰富」）或其附屬公司（以下統稱「中信泰富集團」）及大昌行集團有限公司（「大昌行」）或其附屬公司（以下統稱「大昌行集團」）於香港、加拿大及新加坡持有的若干物業權益進行估值。吾等確認，吾等已審閱、作出相關查詢及調查，並取得吾等認為必要的其他有關資料，以就上述物業權益於二零零八年十月三十一日（「估值日期」）的市值，向　閣下提供意見，以供載入通函內。

估值基準

吾等的估值為吾等對「市值」的意見，吾等將市值定義為就物業經過適當推銷後，自願買方與自願賣方於估值日期將物業以公平交易易手的估計金額，而雙方各自均在知情、審慎及自願的情況下進行交易。

市值乃賣方於市場上合理地獲得的最高售價及買方於市場上合理地取得的最優惠價格。此估算價值尤其不會考慮因特殊融資、售後租回安排、由任何與該銷售有關人士所授予的特殊代價或優惠，或任何特殊價值因素等特殊條款或情況

而產生的估計價格增減。評估物業的市值時並無考慮買賣成本，亦無扣減任何有關稅項。

估值方法

吾等對第一類至第三類第1至23號的物業進行估值時，乃參考市場可獲的銷售證據，及(如適用)以吾等獲中信泰富集團及大昌行集團提供的文件所載的淨收入資本化作基準。

吾等對第四類至第六類第24至47號物業進行估值時，吾等在市場上有可供比較的交易時採用直接比較法估值，並假設物業可即時交吉出售。

估值假設

除上文所載的估值基準外，吾等的評估亦受下列假設及限制條件影響。

未屆滿的政府租契租期

吾等已根據租期未屆滿的各份政府租契(根據該等租契持有物業權益)對物業權益進行估值。

視察及測量

吾等已視察物業的外部，於可行的情況下亦視察估值物業的內部。然而，吾等並無進行實地量度以核實估值物業地盤面積及／或樓面面積的準確性，並假設吾等所獲文件所述的地盤面積及樓面面積資料屬正確。

所有權文件及產權負擔

吾等於土地註冊處對香港估值物業的所有權進行查冊，並獲得有關海外物業權益的所有權的文件摘錄。吾等並無詳細審閱文件原文以核實所有權及產權負擔或查核可能載於或未載於交予吾等的文件副本的任何修訂。吾等很大程度上依賴中信泰富集團及大昌行集團所提供的資料，並假設該等資料屬實。

吾等的估值並無考慮該估值物業權益所欠負的任何賠償、抵押、按揭或債項，或出售時可能產生的任何開支或稅項。除另有註明者外，吾等假設該等估值物業權益無涉及可影響其市值且屬繁苛的產權負擔、限制及支銷。

儘管吾等已盡可能小心調查估值物業權益的所有權，包括查閱中信泰富集團及大昌行集團所提供的批地文件副本及土地註冊處就香港物業所發出的土地登記文件，但吾等不會就吾等對該等資料的任何詮釋承擔任何責任，原因乃此屬法律顧問的責任範圍。

結構及地盤狀況

吾等並無接獲需進行任何估值物業結構測量或設施測試的指示。因此，吾等的估值乃基於估值物業全部處於良好的維修狀況、設施操作滿意、並無腐朽、蟲蛀或任何其他結構性損壞的基準下進行。吾等並無對發展地盤進行實地調查，以確定地面狀況及有關設施等是否適合任何日後發展。吾等進行估值時假設上述情況均令人滿意，且於施工期間不會產生任何預期以外的費用或延誤。

污染

吾等並無接獲安排任何調查的指示，以確定興建該等估值物業時，曾否使用任何有害或危險物料，因此於吾等的估值中假設物業概無上述物料。然而，倘若其後確定該等物業或任何鄰近土地有污染，或該等物業經已或現時正受污染，吾等保留調整本報告所呈報的估值的權利。

資料來源

吾等很大程度上依賴中信泰富所提供的資料，且已接納中信泰富集團及大昌行集團提供予吾等有關法定通告、地役權、年期、佔用詳情、收入、發展建議、規劃批准、地盤及樓面面積及所有其他有關事項等的意見。吾等已於香港土地註冊處對香港物業進行查冊。然而，吾等並無詳細審閱文件原文以核實所有權或查核該等文件的任何修訂。所採用的全部文件及租約僅作參考之用，而所有尺寸、量度及面積僅為約數。

吾等並無查核中信泰富集團或大昌行集團提供予吾等的資料且假設資料屬實。吾等無任何理由懷疑向吾等及／或彼等法律顧問所提供對估值而言屬重要的資料的真實性及準確性。吾等亦獲中信泰富集團或大昌行集團告知，吾等獲提供的資料並無遺漏任何重大事實。

貨幣及換算因素

除另有註明外，於本報告中所載的所有款項均以港幣列值。吾等採納的匯率(如適用)為港幣1元兑0.1916新加坡元及港幣1元兑加幣0.1582元，上述匯率為於估值日期的現行匯率。

備註

吾等於編製估值報告時，已遵照香港測量師學會刊發的「香港測量師學會物業估值標準(二零零五年第一版)」及香港聯合交易所有限公司頒佈的證券上市規則第五章有關條文所載的所有規定。

誠如中信泰富集團及大昌行集團告知，出售貴集團所持物業權益而可能產生的潛在稅務負債主要包括香港利得稅(16.5%)、新加坡所得稅(18%)及加拿大企業稅(30.5%)。吾等再獲告知，除中信泰富集團的持作出售物業外，由於中信泰富集團及大昌行集團均無意出售或轉讓有關物業權益，故於短期內不可能產生該等稅務負債。根據吾等的慣例，吾等在估值過程中並無核實或計及有關稅務負債。

就加拿大及新加坡的物業權益而言，吾等之估值乃參照吾等的海外公司或聯繫公司所進行的估值工作而作出。

隨函附奉吾等的估值概要及估值報告。

此致

香港
中環
添美道一號
中信大廈三十二樓
中信泰富有限公司
列位董事　台照

代表
萊坊測計師行有限公司
執行董事
吳紹林
MRICS MHKIS RPS(GP)
謹啟

二零零八年十二月三日

附註： 吳紹林，MRICS, MHKIS, RPS(GP)，自一九九五年十一月起為萊坊測計師行有限公司合資格估值師，於香港物業估值方面擁有22年經驗，並自一九八八年起參與中華人民共和國及亞太地區物業估值工作。

估值概要

第一類—於香港持有作投資用途的物業

第一甲類—中信泰富集團於香港持有作投資用途的物業

	物業	於二零零八年十月三十一日現況下的市值	貴集團應佔權益	貴集團應佔二零零八年十月三十一日現況下的市值
1.	香港鰂魚涌 華蘭路25號 大昌行商業中心	港幣1,980,000,000元	100%	港幣1,980,000,000元
2.	香港銅鑼灣 禮頓道9-11號 合誠汽車大廈	港幣218,000,000元	100%	港幣218,000,000元
3.	香港中環 德輔道中141號 干諾道中73號及 機利文街61-65號 中保集團大廈 地下B號鋪	港幣65,000,000元	100%	港幣65,000,000元
4.	香港南區 南灣道59號 南灣大廈十樓、十五樓、 十六樓及十七樓B座、 四樓及九樓C座、 一樓第107、137、148及 168號及二樓第253及 265號停車位	港幣158,000,000元	100%	港幣158,000,000元
5.	香港 九龍大角咀 深旺道3號 嘉運大廈(前稱大角咀中心) (不包括地下的油站及屬地庫 一部分的配套儲存罐以及 一樓的儲物室)	港幣738,000,000元	100%	港幣738,000,000元

	物業	於二零零八年十月三十一日現況下的市值	貴集團應佔權益	貴集團應佔二零零八年十月三十一日現況下的市值
6.	香港 九龍油麻地 彌敦道311–313號 康僑大廈 彌敦道311號 十三樓B室	港幣1,710,000元	100%	港幣1,710,000元
7.	香港 九龍大角咀 角祥街25–29號 大志工廠大廈 一樓B及C號車間及 二樓A、B及C號車間	港幣25,900,000元	100%	港幣25,900,000元
8.	香港 新界葵涌 葵福路93號 百滙中心	港幣376,000,000元	100%	港幣376,000,000元
9.	香港 新界葵涌 葵樂街2–28號及 葵喜街2–6號 裕林工業中心C座	港幣317,000,000元	100%	港幣317,000,000元
10.	香港 新界葵涌 大連排道192–210號 偉倫中心第一期、 偉倫中心第二期地庫一層及 二層及二樓第P50及 P51號停車位	港幣441,000,000元	100%	港幣441,000,000元

	物業	於二零零八年十月三十一日現況下的市值	貴集團應佔權益	貴集團應佔二零零八年十月三十一日現況下的市值
11.	香港 新界荃灣 德士古道220–248號 荃灣工業中心 地下1號及2號廠房 (包括裝卸平台、儲物室、 第114號貨車停車位及 地下第112及113號 貨櫃車停車位)	港幣80,000,000元	100%	港幣80,000,000元
12.	香港 新界葵涌 榮芳路9號 恒景花園 商用單位及 停車場內272個停車位	港幣274,000,000元	100%	港幣274,000,000元
			小計：	港幣4,674,610,000元

第一乙類—大昌行集團於香港持有作投資用途的物業

	物業	於二零零八年十月三十一日現況下的市值	貴集團應佔權益	貴集團應佔二零零八年十月三十一日現況下的市值
13.	香港 灣仔軒尼詩道107–115號 協生大廈 軒尼詩道115號地下	港幣20,300,000元	100%	港幣20,300,000元
14.	香港銅鑼灣 波斯富街56號 地下	港幣80,000,000元	100%	港幣80,000,000元
15.	香港鰂魚涌 英皇道1025–1037號及 華蘭路2–10及12A–12H號 惠安苑 地下G7號舖及 地下低層第LG123號及 LG124號停車位	港幣39,000,000元	100%	港幣39,000,000元
16.	香港北角 建華街1–7號 嘉文樓 地下高層第18號停車位	港幣250,000元	100%	港幣250,000元
17.	香港九龍旺角 西洋菜南街67號 地下及閣樓	港幣85,000,000元	100%	港幣85,000,000元
18.	香港九龍旺角 西洋菜南街58號 地下連天井及閣樓及 西洋菜南街60號 地下1號舖、閣樓及 一樓A及B室	港幣158,000,000元	100%	港幣158,000,000元

物業	於二零零八年十月三十一日現況下的市值	貴集團應佔權益	貴集團應佔二零零八年十月三十一日現況下的市值
19. 香港 九龍土瓜灣 木廠街11號 前座地下、二樓、三樓、 四樓及五樓	港幣6,900,000元	100%	港幣6,900,000元
20. 香港北角 堡壘街7、7A及9號 兆文樓 地下1號及2號舖	港幣9,800,000元	100%	港幣9,800,000元
		小計：	港幣399,250,000元

第二類—中信泰富集團於香港持有作發展用途的物業

物業	於二零零八年十月三十一日現況下的市值	貴集團應佔權益	貴集團應佔二零零八年十月三十一日現況下的市值
21. 香港 新界元朗 橋頭圍 丈量約份第127約 地段第392及393號	港幣41,000,000元	100%	港幣41,000,000元
		小計：	港幣41,000,000元

第三類—中信泰富集團於香港持有作出售用途的物業

	物業	於二零零八年十月三十一日現況下的市值	貴集團應佔權益	貴集團應佔二零零八年十月三十一日現況下的市值
22.	香港九龍 何文田 嘉道理道109-135號 嘉陵大廈	港幣950,000,000元	100%	港幣950,000,000元
23.	香港新界 大埔山賢路9號 悠然山莊內33個停車位	港幣6,600,000元	100%	港幣6,600,000元
			小計：	港幣956,600,000元

第四類—中信泰富集團於香港持有作土地儲備用途的物業

	物業	於二零零八年十月三十一日現況下的市值	貴集團應佔權益	貴集團應佔二零零八年十月三十一日現況下的市值
24.	香港新界 沙田白田 丈量約份第181約 地段第661號B段餘段	港幣3,300,000元	56.5%	港幣1,864,500元
25.	香港 新界元朗 新生新村 丈量約份第124約 地段第1308RP、1510RP、1511、 1513、1514、1515、1521、 1524、3937及3938號	港幣56,000,000元	100%	港幣56,000,000元
26.	香港新界 屯門青山村 丈量約份第131約 地段第472B、469及496號	港幣9,000,000元	100%	港幣9,000,000元

	物業	於二零零八年十月三十一日現況下的市值	貴集團應佔權益	貴集團應佔二零零八年十月三十一日現況下的市值
27.	香港 新界西貢 丈量約份第275約 地段第129、131、132、 168、180、194、211、313、 370、417、433、499、507、 509、565、570、580、582、 635、654、668、710、711、 733、742、753、757、 865、902及908號以及 丈量約份第276約 地段第134、141、143、145、 146、149、155、159、161、 479、487、499、502、516、 662、696、712、722、728、 739、740、744、755、763、 771、775、781、784、867、 890、933、984、991、1046、 1074、1079、1277、1282、 1284、1286、1288、1293、 1295、1296及1298號	港幣5,230,000元	100%	港幣5,230,000元
28.	香港 新界大嶼山 芝麻灣 丈量約份第339約 地段第61、63、65、67、68、 70、71、74、75、77、79、80、 81、82、85、87、89、91、93、 94、95、96、98、99及100號	港幣1,270,000元	100%	港幣1,270,000元
29.	香港 新界大埔 樟樹灘 丈量約份第36約 地段第512及519號	港幣1,050,000元	100%	港幣1,050,000元
30.	香港新界 元朗亦園村 丈量約份第124約 地段第2842A、2846、2851RP、 2852RP及2943號	港幣16,800,000元	60%	港幣10,080,000元
31.	香港新界 大嶼山牛牯灣 丈量約份第338約 地段第1、3RP、7、9、13、 15、16、17、19、21、30、33、 41、48、53、55、59、64、66、 73、75、77RP及79RP號	港幣3,100,000元	100%	港幣3,100,000元

	物業	於二零零八年十月三十一日現況下的市值	貴集團應佔權益	貴集團應佔二零零八年十月三十一日現況下的市值
32.	香港新界 大嶼山貝澳 丈量約份第316約 地段第1478、1522、1530、1538RP、1548、2273、2351RP、2379、2380、2396、2444、2449及2451號	港幣4,600,000元	100%	港幣4,600,000元
33.	香港新界 大嶼山梅窩 丈量約份第3約 地段第552號餘段	港幣1,910,000元	100%	港幣1,910,000元
34.	香港新界 大嶼山東涌 新東涌坑 丈量約份第5約 地段第213、218、221、223、229、232、237及240號	港幣1,900,000元	100%	港幣1,900,000元
			小計：	港幣96,004,500元

第五類—於香港持有自用的物業

第五甲類—中信泰富集團於香港持有自用的物業

	物業	於二零零八年十月三十一日現況下的市值	貴集團應佔權益	貴集團應佔二零零八年十月三十一日現況下的市值
35.	香港九龍九龍灣 啟祥道20號 大昌行集團大廈	港幣1,330,000,000元	100%	港幣1,330,000,000元
36.	香港鴨脷洲 利南路111號	港幣528,000,000元	100%	港幣528,000,000元
			小計：	港幣1,858,000,000元

第五乙類—大昌行集團於香港持有自用的物業

	物業	於二零零八年十月三十一日現況下的市值	貴集團應佔權益	貴集團應佔二零零八年十月三十一日現況下的市值
37.	香港九龍 土瓜灣木廠街11號 前座一樓	港幣660,000元	100%	港幣660,000元
38.	香港九龍 尖沙咀柯士甸道118–120號 業廣商業大廈 地下1號及2號舖及 地下物業外牆	港幣62,000,000元	100%	港幣62,000,000元
39.	香港 九龍佐敦德成街1–5號 康源閣 地庫1號及2號停車位	港幣900,000元	100%	港幣900,000元
40.	香港 九龍九龍灣 宏光道80號 麗晶花園 商場及停車場大樓 377個停車位(八樓第8001至 8125號停車位、九樓第9001至 9125號停車位及 天台第R001至R127號停車位)	港幣48,000,000元	100%	港幣48,000,000元
41.	香港 九龍旺角 太子道西152A–152D號及 花園街222G–222H號 地下B、C、D、E及 F室連前面空地	港幣51,000,000元	100%	港幣51,000,000元

	物業	於二零零八年十月三十一日現況下的市值	貴集團應佔權益	貴集團應佔二零零八年十月三十一日現況下的市值
42.	香港 新界葵涌 葵興路102號 葵涌中心 地下A-9號舖	港幣6,600,000元	100%	港幣6,600,000元
43.	香港 九龍旺角 彌敦道771-775號 柏宜中心十二樓	港幣15,000,000元	100%	港幣15,000,000元
			小計：	港幣184,160,000元

第五丙類—大昌行集團於加拿大持有自用的物業

	物業	於二零零八年十月三十一日現況下的市值	貴集團應佔權益	貴集團應佔二零零八年十月三十一日現況下的市值
44.	Richmond Acura Auto-Dealership Premises, 4211 No 3 Road, Richmond, British Columbia, Canada	港幣88,500,000元	100%	港幣88,500,000元
			小計：	港幣88,500,000元

第五丁類—大昌行集團於新加坡持有自用的物業

	物業	於二零零八年十月三十一日現況下的市值	貴集團應佔權益	貴集團應佔二零零八年十月三十一日現況下的市值
45.	20 Tuas Avenue 2, Singapore 639451	港幣22,960,000元	100%	港幣22,960,000元

	物業	於二零零八年十月三十一日現況下的市值	貴集團應佔權益	貴集團應佔二零零八年十月三十一日現況下的市值
46.	259 Pandan Loop Singapore 128435	港幣8,610,000元	100%	港幣8,610,000元
			小計：	港幣31,570,000元

第六類—大昌行集團以分租承租人於香港持作佔用的物業

	物業	於二零零八年十月三十一日現況下的市值	貴集團應佔權益	貴集團應佔二零零八年十月三十一日現況下的市值
47.	香港 新界元朗 元朗工業邨 福喜街67-73號	港幣91,000,000元	100%	港幣91,000,000元
			小計：	港幣91,000,000元
			合計：	港幣8,420,694,500元

估值報告

第一類—於香港持有作投資用途的物業
第一甲類—中信泰富集團於香港持有作投資用途的物業

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
1. 香港鰂魚涌華蘭路25號大昌行商業中心 內地段第8854號	該物業包括一幢建於登記地盤面積約32,280平方呎土地上的32層高(包括三層地庫)商業大廈。該大廈於一九九八年落成。 該物業的總建築面積(不包括停車位)約為388,838平方呎。 此外，該大廈內共有76個私家車停車位及上落客貨區。 該物業根據換地條件第12463號持有，年期由一九九七年六月五日起至二零四七年六月三十日屆滿。 該物業每年應付政府地租為當時該物業的應課差餉租值的3%。	除約20,567平方呎可出租面積的辦公室為空置外，該物業按多份租約出租，最遲一份租約於二零一三年七月屆滿，每月總租金約港幣七百六十五萬五千元(不包括差餉及管理費)。 二零零八年一月至十月期間，停車位的收入約為港幣一百八十六萬一千元。	港幣1,980,000,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司超儀有限公司。

(2) 根據日期為二零零八年七月二十五日的鰂魚涌分區計劃大綱圖編號S/H21/25，該物業位於列作「商業」用途的地區。

(3) 該物業受限於日期為二零零零年八月二十四日的不反對通知書(契約備忘錄第UB8179676號)。根據前述不反對通知書，換地條件第12463號特殊條件第(24)(a)及(25)號訂定的停車位限制已獲解除，因此於該地段只需提供9個上落客貨車位，年期為現有樓宇之存在期。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
2. 香港銅鑼灣禮頓道9-11號合誠汽車大廈 內地段第5432及5431號	該物業包括一幢建於登記地盤面積約3,393平方呎土地上的24層高(包括閣樓)商業大廈。該大廈約於一九七八年落成，並於一九九八年翻新。 該物業的總建築面積(不包括平台及天台)約為48,101平方呎。 該物業按兩份政府租契持有，各份年期由一八八一年六月二十日起計，為期999年。 該物業的應付政府地租為每年港幣四十六元。	除樓面面積約2,953平方呎的辦公室為空置外，該物業受限於多份租約，最遲一份租約於二零一一年八月屆滿，每月總租金約港幣一百零八萬元(不包括差餉及管理費)。	港幣218,000,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司偉金發展有限公司。

(2) 根據日期為二零零七年十一月六日的灣仔分區計劃大綱圖編號S/H5/25，該物業位於列作「商住」用途的地區。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
3. 香港中環德輔道中141號干諾道中73號及機利文街61-65號中保集團大廈地下B號鋪 海傍地段第395號餘段及其延伸部分44,680份中的2,090份	該物業包括一幢約於一九六七年落成的32層高(包括地庫)商業大廈地下的一個舖位。 該物業的實用面積約為2,164平方呎。 該物業按政府租契及增批函件持有，各份年期由一九零三年七月十四日起計，為期999年。 該地段及延伸部分的應付政府地租總額為每年港幣二百五十八元。	該物業受限於一份租約，年期於二零一零年五月九日屆滿，月租為港幣三十三萬元(不包括差餉及管理費)。	港幣65,000,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司大盈利有限公司。

(2) 根據日期為二零零八年七月十五日的西營盤及上環分區計劃大綱圖編號S/H3/22，該物業位於列作「商住」用途的地區。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
4. 香港南區南灣道59號南灣大廈十樓、十五樓、十六樓及十七樓B座、四樓及九樓C座、一樓第107、137、148及168號及二樓第253及265號停車位 鄉郊建屋地段第1049號16,026份中的1,230份	該物業包括一幢約於一九八四年落成的31層高(包括地下)公寓大廈內六個公寓單位及六個停車位。 該物業的總建築面積(不包括停車位)約為16,428平方呎。 該物業按賣地條件持有,年期由一九八零年九月四日起計,為期75年,並可續期75年。 該地段的應付政府地租為每年港幣一千元。	該物業出租予多名租戶,最遲一份租約於二零一零年十月屆滿,每月總租金為港幣五十萬零一千元(包括差餉及管理費)。	港幣158,000,000元

附註:

(1) 四樓C座及二樓第265號停車位的登記擁有人為達鵬投資有限公司;九樓C座及一樓第107號停車位的登記擁有人為向隆投資有限公司;十樓B座及一樓第137號停車位的登記擁有人為快昇投資有限公司;十五樓B座及一樓第168號停車位的登記擁有人為卓光投資有限公司;十六樓B座及二樓第253號停車位的登記擁有人為冠超投資有限公司;及十七樓B座及一樓第148號停車位的登記擁有人為滋川投資有限公司。上述所有公司均為中信泰富的全資附屬公司。

(2) 根據日期為二零零八年九月二十六日的壽臣山及淺水灣分區計劃大綱圖編號S/H17/10,該物業位於列作「住宅(乙類)」用途的地區。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
5. 香港九龍大角咀深旺道3號嘉運大廈(前稱大角咀中心)(不包括地下的油站及屬地庫一部分的配套儲存罐以及一樓的儲物室) 九龍內地段第9706號2,700份中的2,604份及其延伸部分	該物業包括一幢建於面積約28,739平方呎土地上的15層高(包括地庫)商業大廈的大部分。該物業不包括地下的油站及屬地庫一部分的配套儲存罐以及一樓的儲物室。 原有大廈(為一幢工業大廈)於一九八三年落成,但於一九九九年改建為商業大廈。 該物業的總建築面積(不包括停車位)約為308,648平方呎。此外,大廈地下及地庫共設有24個私家車停車位、11個貨車停車位及上落客貨區。 該物業根據重批土地條件及增批土地條件持有,各份年期由一八九一年四月十三日起計,為期150年。 該地段及延伸部分的應付政府地租為每年港幣一千二百一十六元。	除約46,483平方呎的樓面面積為空置外,該物業受限於多份租約,最遲一份租約於二零一二年八月屆滿,每月總租金約港幣三百零四萬五千元(不包括差餉及管理費)。 二零零八年一月至十月期間,停車位的收入約為港幣六十一萬六千元。	港幣738,000,000元

附註:

(1) 該物業的登記擁有人為中信泰富的全資附屬公司Lindenford Limited。

(2) 根據日期為二零零八年七月二十五日的旺角分區計劃大綱圖編號S/K3/25,該物業位於列作「其他指定用途(商業)」用途的地區。

(3) 該物業受限於日期為一九九八年十一月五日的批約修訂書(契約備忘錄第UB7606318號)。前述批約修訂書容許改動該物業的用途,可將工業用途改作非工業用途(不包括貨倉、酒店、服務式公寓、私人住宅及加油站)。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
6. 香港九龍油麻地彌敦道311-313號康僑大廈彌敦道311號十三樓B室 九龍內地段第1471號餘段80份中的1份	該物業包括一幢於一九六零年代落成的16層高綜合用途大廈十三樓的一個住宅單位。 該物業的建築面積約為713平方呎。 該物業按一份政府租契持有，年期由一九一七年十月九日起計，為期75年，並可續期75年。 該物業的應付政府地租總額為每年港幣一千八百元。	該物業為空置。	港幣1,710,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司Might & Right Limited。

(2) 根據日期為二零零八年五月六日的油麻地分區計劃大綱圖編號S/K2/20，該物業位於列作「商業」用途的地區。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
7. 香港九龍大角咀角祥街25-29號大志工廠大厦一樓B及C號車間及二樓A、B及C號車間 九龍海傍地段第28號K段餘段及M段第2分段餘段155份中的22份	該物業包括一幢於一九七一年落成的14層高工業大廈一樓兩個毗鄰車間及二樓全層。 該物業的總建築面積約為34,287平方呎。 該物業根據一份政府租契持有，年期由一八七一年八月五日起計，為期999年。 九龍海傍地段第28號K段及九龍海傍地段第28號M段第2分段的應付政府地租總額為每年港幣七十八元。	除約2,360平方呎的樓面面積為空置外，該物業按多份租約出租，最遲一份租約於二零一零年九月屆滿，每月總租金約港幣十八萬六千元(不包括差餉及管理費)。	港幣25,900,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司偉輝企業有限公司。

(2) 根據日期為二零零八年七月二十五日的旺角分區計劃大綱圖編號S/K3/25，該物業位於列作「住宅(戊類)」用途的地區。

(3) 該物業受限於根據污水隧道條例第6(1)條(有關部分及地段)於一九九四年七月二十八日發出的命令(契約備忘錄第UB6088663號)，該命令與建議興建由觀塘與葵涌至昂船洲的污水隧道有關。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
8. 香港新界葵涌葵福路93號百滙中心 葵涌市地段第435號	該物業包括一幢於一九九七年落成的24層高倉庫大廈(當中沒有四樓、十四樓及二十四樓)。 該大廈的地下至三樓用作停車場及上落客貨區、五樓至十八樓用作倉庫，及十九樓至二十六樓用作配套辦公室。 該物業的總建築面積(不包括停車位)約為334,817平方呎。 此外，該發展項目內共有18個私家車停車位及18個貨車停車位。 該物業根據一份新批契約持有，年期由一九九四年八月二十三日至二零四七年六月三十日屆滿。 該物業每年應付政府地租為當時該物業的應課差餉租值的3%。	根據多份租約，面積約168,700平方呎的部分物業租予大昌行集團成員公司，部分則租予第三方。最遲一份租約於二零一零年十月屆滿，每月總租金約港幣一百七十萬元(不包括差餉及管理費)。 二零零八年一月至十月期間，停車位的收入約為港幣七十六萬七千元。	港幣376,000,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司嶺星投資有限公司。

(2) 根據日期為二零零四年六月二十九日的葵涌分區計劃大綱圖編號S/KC/21，該物業位於列作「工業」用途的地區。

(3) 該物業受限於根據鐵路條例第19條於一九九八年十月十五日發出的通知書(契約備忘錄第TW1246396號)。根據前述通知書，政府已收回該地段的地底內層。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
9. 香港新界葵涌葵樂街2-28號及葵喜街2-6號裕林工業中心C座 葵涌市地段第333號9,000份中的4,000份	該物業包括一幢於一九八一年落成的17層高倉庫大廈。 該大廈的一樓至七樓作凍房用途，八樓至十六樓作貨倉用途。 該物業的建築面積(不包括停車位)概約如下： 地下 : 3,582平方呎 一樓至七樓 : 151,382平方呎 八樓至十六樓 : 165,231平方呎 合計 : 320,195平方呎 此外，地下共有18個私家車停車位、15個貨車停車位及兩個貨櫃車停車位連同上落客貨區。 該物業根據一份新批租契持有，年期由一八九八年七月一日起計，為期99年減最後三天，並已依法延期至二零四七年六月三十日。 該物業每年應付政府地租為當時該物業的應課差餉租值的3%。	該物業已租予大昌行集團其中一名成員公司作倉庫用途，月租為港幣八十六萬五千元。	港幣317,000,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司Glenridge Company Limited。

(2) 根據日期為二零零四年六月二十九日的葵涌分區計劃大綱圖編號S/KC/21，該物業位於列作「工業」用途的地區。

(3) 該物業受限於根據鐵路條例第19條及第21條於一九九八年十月十五日發出的兩份通知書(契約備忘錄第TW1246396號及第TW1246397號)。根據前述兩份通知書，政府已收回該地段的地底內層。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
10. 香港新界葵涌大連排道192-210號偉倫中心第一期、偉倫中心第二期地庫一層及二層及二樓第P50及P51號停車位 葵涌市地段第130號餘段及其延伸部分11,152份中的5,779份	該物業包括一幢於一九七六年落成的12層高工業／倉庫大廈，名為偉倫中心第一期。該大廈地下共有兩個貨櫃車停車位、十個貨車停車位及16個私家車／輕型貨車停車位。 該物業亦包括一幢於一九八九年落成的32層高(包括地庫)工業／倉庫大廈內地庫兩個貨倉單位及兩個私家車／輕型貨車停車位，該大廈名為偉倫中心第二期。 偉倫中心第一期及偉倫中心第二期內該物業的建築面積(不包括停車位)概約如下： 偉倫中心第一期：373,596平方呎 偉倫中心第二期：19,892平方呎 合計：393,488平方呎 此外，發展項目內共有18個私家車停車位、十個貨車停車位及一個貨櫃車停車位。 該物業根據一份新批租契持有，年期由一八九八年七月一日起計，為期99年減最後三天，並已依法延期至二零四七年六月三十日。 該物業每年應付政府地租為當時該物業的應課差餉租值的3%。	除約36,298平方呎的樓面面積為空置外，該物業根據多份租約出租，最遲一份租約於二零一一年十二月屆滿，每月總租金約港幣二百五十四萬元(不包括差餉及管理費)。 二零零八年一月至十月期間，停車位的收入約為港幣四十九萬二千元。	港幣441,000,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司貴地有限公司。

(2) 根據日期為二零零四年六月二十九日的葵涌分區計劃大綱圖編號S/KC/21，該物業位於列作「其他指定用途(商業)」用途的地區。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
11. 香港新界荃灣德士古道220–248號荃灣工業中心地下1號及2號廠房(包括裝卸平台、儲物室、第114號貨車停車位及地下第112及113號貨櫃車停車位) 荃灣市地段第24號414份中的18份	該物業包括一幢約於一九八一年落成的26層高工業大廈地下全層(包括裝卸平台、三個儲物室、兩個貨櫃車停車位及一個貨車停車位)。 該物業的總建築面積約為50,996平方呎(包括洗手間及私人上落客貨區)。 該物業根據一份新批租契持有，年期由一八九八年七月一日起計，為期99年減最後三天，並已依法延期至二零四七年六月三十日。 該物業每年應付政府地租為當時該物業的應課差餉租值的3%。	除約25,500平方呎的樓面面積為空置外，面積約25,500平方呎的物業出租予大昌行集團其中一名成員公司，每月租金約港幣二十萬四千元(不包括差餉及管理費)。	港幣80,000,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司恒寶利有限公司。

(2) 根據日期為二零零八年四月十一日的荃灣分區計劃大綱圖編號S/TW/25，該物業位於列作「工業」用途的地區。

(3) 該物業受限於以D.O.T.W.及Cream Land Company Limited為受益人於一九八一年一月二十二日發出的不反對通知書(契約備忘錄第TW211617號)。根據前述不反對通知書，該物業部份地下獲准作銀行用途。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
12. 香港新界葵涌榮芳路9號恒景花園商用單位及停車場內272個停車位 葵涌市地段第460號	該物業包括一項於一九九六年落成的綜合發展項目內地下至二樓的3層高商場及三樓至八樓停車場樓層的272個停車位，該綜合發展項目名為恒景花園。 該物業的總建築面積（不包括停車位）約為73,229平方呎。 此外，發展項目內共有272個停車位。 該物業根據一份新批租契持有，年期由一九九四年三月二十八日起至二零四七年六月三十日屆滿。 該物業每年應付政府地租為當時該物業的應課差餉租值的3%。	除約10,407平方呎的樓面面積為空置外，該物業的商用單位受限於多份租約，最遲一份租約於二零一一年十月屆滿，每月總租金約港幣九十四萬四千元（不包括差餉及管理費）。 二零零八年一月至十月期間，停車位的收入約為港幣三百四十一萬元。	港幣274,000,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司恒聯昌置業有限公司。

(2) 根據日期為二零零四年六月二十九日的葵涌分區計劃大綱圖編號S/KC/21，該物業位於列作「住宅（甲類）」用途的地區。

第一乙類—大昌行集團於香港持有作投資用途的物業

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
13. 香港灣仔軒尼詩道107–115號協生大廈軒尼詩道115號地下 內地段第3831號餘段45份中的6份	該物業包括一幢約於一九六九年落成的17層高綜合用途大廈地下的一個舖位。 該物業的實用面積約為735平方呎。 該物業按一份政府租契持有，年期由一九二九年五月二十五日起計，為期99年，並可續期99年。 全幅地段的應付政府地租為每年港幣十二元。	該物業受限於一份租約，為期三年，年期至二零一一年八月屆滿，月租為港幣七萬六千元(不包括差餉及管理費)。	港幣20,300,000元

附註：

(1) 該物業的登記擁有人為大昌行全資附屬公司大昌貿易行有限公司。

(2) 根據日期為二零零七年十一月六日的灣仔分區計劃大綱圖編號S/H5/25，該物業位於列作「商住」用途的地區。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
14. 香港銅鑼灣波斯富街56號地下 海傍地段第365號A段及C段餘段及內地段第29號W段第1分段餘段96份中的2份	該物業包括一幢約於一九六三年落成的9層高唐樓地下的一個舖位。 該物業的實用面積約為866平方呎，另加面積為24平方呎的天井。 該物業按兩份政府租契持有，各份年期由一八六零年六月二十五日起計，為期982年。 有關地段之分段的應付政府地租總額為每年港幣六十二元。	該物業受限於一份租約，年期至二零零八年五月屆滿，為期三年，月租為港幣二十萬元(不包括差餉及管理費)，並有選擇權按當時市值租金重續兩年。吾等已獲告知，租戶已正式行使該選擇權重續租約，但重續租金有待協商。	港幣80,000,000元

附註：

(1) 該物業的登記擁有人為大昌行全資附屬公司Sand Grain Limited。

(2) 根據日期為二零零五年九月十三日的銅鑼灣分區計劃大綱圖編號S/H6/14，該物業位於列作「商住」用途的地區。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
15. 香港鰂魚涌英皇道1025–1037號及華蘭路2–10及12A–12H號惠安苑地下G7號舖及地下低層第LG123號及LG124號停車位 鰂魚涌內地段第15號餘段6,952份中的14份	該物業包括一幢約於一九七五年落成的綜合用途大廈內平台內的兩層高商場連停車場地下一個舖位及地下低層兩個有蓋停車位。 該舖位的實用面積約為1,370平方呎。 該物業按一份政府租契持有，年期由一八八二年二月二日起計，為期999年。 全幅地段的應付政府地租為每年港幣四百八十元。	該舖位受限於一份租約，為期兩年，年期至二零零九年二月屆滿，月租為港幣二十一萬四千五百元(不包括差餉及管理費)。 LG123號停車位受限於一份租約，年期至二零零九年八月屆滿，月租為港幣一千六百五十元；LG124號停車位受限於一份租約，年期至二零零九年四月屆滿，月租為港幣一千四百五十元。	港幣39,000,000元

附註：

(1) 該物業的登記擁有人為大昌行全資附屬公司大昌貿易行有限公司。

(2) 根據日期為二零零八年七月二十五日的鰂魚涌分區計劃大綱圖編號S/H21/25，該物業位於列作「住宅(甲類)」用途的地區。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
16. 香港北角建華街1–7號嘉文樓地下高層第18號停車位 內地段第2366號X段第1、2、3及4分段餘段及其延伸部分713份中的1份	該物業包括一幢於一九八一年落成的23層高住宅大廈(建於兩層停車場樓層之上)地下前面空地一個露天停車位。 該物業按一份賣地條件持有，年期由一九二二年二月十三日起計，為期75年，租期已重續75年。 該物業的應付政府地租為每年港幣五百零四元。	該物業受限於一項特許權，年期至二零零九年一月屆滿，每月特許權費用為港幣一千三百元(包括差餉及管理費)。	港幣250,000元

附註：

(1) 該物業的登記擁有人為大昌行全資附屬公司大昌貿易行有限公司。

(2) 根據日期為二零零七年七月二十七日的北角分區計劃大綱圖編號S/H8/21，該物業位於列作「住宅(甲類)」用途的地區。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
17. 香港九龍旺角西洋菜南街67號地下及閣樓 九龍內地段第1259號C段第2分段餘段及C段第3分段A段餘段11份中的3份	該物業包括一幢約於一九六七年落成的9層高綜合用途大廈地下一個舖位連閣樓。 該物業的實用面積概約如下： 地下：765平方呎 閣樓：470平方呎 合計：1,235平方呎 此外，另有天井面積約為73平方呎。 該物業按一份政府租契持有，年期由一九一零年二月十八日起計，為期75年，租期已重續75年。 該物業的應付政府地租為每年港幣一萬五千一百二十元。	該物業受限於一份租約，為期三年，年期至二零一零年三月屆滿，月租為港幣三十一萬元(不包括差餉及管理費)。	港幣85,000,000元

附註：

(1) 該物業的登記擁有人為大昌行全資附屬公司Sand Grain Limited。

(2) 根據日期為二零零八年七月二十五日的旺角分區計劃大綱圖編號S/K3/25，該物業位於列作「商業」用途的地區。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
18. 香港九龍旺角西洋菜南街58號地下連天井及閣樓及西洋菜南街60號地下1號舖、閣樓及一樓A及B室 九龍內地段第2191號餘段8份中的2份及九龍內地段第2192號50份中的12份	該物業包括兩幢約於一九七二年落成的6層高毗鄰綜合用途大廈地下兩個舖位連同附屬閣樓、天井及一樓。 該物業的實用面積概約如下： 地下　：　782平方呎 天井　：　227平方呎 閣樓　：　976平方呎 一樓　：　788平方呎 合計　：　2,773平方呎 該物業按兩份政府租契持有，各份租契年期由一九二三年三月二十四日起計，為期75年，租期已重續75年。 該物業的應付政府地租為每年港幣十七萬零五百七十六元。	該物業受限於一份租約，為期三年，年期至二零一一年三月屆滿，月租為港幣六十二萬元(不包括差餉及管理費)。	港幣158,000,000元

附註：

(1) 該物業的登記擁有人為大昌行全資附屬公司大昌貿易行有限公司。

(2) 該物業受限於根據建築物條例第26A(1)條於二零零五年一月二十八日發出的修葺令第INVO 00009/K/05號(契約備忘錄第05031701800113號)，修葺令內容是有關一樓簷篷的構築物，據此，該修葺令規定須適時對一樓簷篷的結構完整性及穩定性作出報告，並進行修葺工程(有關：西洋菜南街60號一樓的簷篷)。

(3) 根據日期為二零零八年七月二十五日的旺角分區計劃大綱圖編號S/K3/25，該物業位於列作「住宅(甲類)」用途的地區。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
19. 香港九龍土瓜灣木廠街11號前座地下、二樓、三樓、四樓及五樓 位於九龍內地段第7630號	該物業包括一幢建於登記面積約為2,450平方呎土地上的5層高工業大廈的地下、二樓、三樓、四樓及五樓(天台)。該大廈於一九五八年落成。 該物業的總實用面積約為6,065平方呎，另加1,495平方呎的3樓平台及758平方呎的天台。 該物業按一份政府租契持有，年期由一九五二年三月十七日起計，為期75年，並可續期75年。 該地段的應付政府地租為每年港幣九十元。	除五樓為空置外，該物業根據多份租約出租，最遲一份租約於二零一一年三月屆滿，每月總租金為港幣五萬二千四百元(包括差餉及管理費)。	港幣6,900,000元

附註：

(1) 該物業的登記擁有人為大昌行的全資附屬公司Ixonia Limited。

(2) 根據日期為二零零八年一月十八日的馬頭角分區計劃大綱圖編號S/K10/19，該物業位於列作「綜合發展區(3)」用途的地區。

(3) 該物業受限於建築事務監督根據建築物條例第24C(1)條於二零零八年五月二十七日發出的通告編號WC/SC06650/06/K-R05(契約備忘錄第08093000650040號)，通告內容是有關天台及三樓前面平台的未獲授權構築物，按照通告規定，有關構築物須予拆除及修改。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
20. 香港北角堡壘街7、7A及9號兆文樓地下1號及2號舖 內地段第2366號P段及Q段餘段及其延伸部分543份中的51份	該物業包括一幢約於一九八三年落成的24層高綜合用途大廈地下兩個相連舖位。 該物業的實用面積為1,814平方呎，另加天井面積476平方呎。 該物業按賣地條件持有，年期由一九二二年二月十三日起計，為期75年，並已續期75年。 有關地段及其延伸部份的政府地租總額為每年港幣一萬四千五百八十元。	該物業受限於一份租約，為期三年，年期於二零零八年十一月屆滿，月租為港幣三萬二千元(不包括差餉及管理費)，並有選擇權可按公開市值租金續期三年。	港幣9,800,000元

附註：

(1) 該物業的登記擁有人為大昌行的全資附屬公司德盛昌置業有限公司。

(2) 根據日期為二零零七年七月二十七日的北角分區計劃大綱圖編號S/H8/21，該物業位於列作「商住」用途的地區。

第二類－中信泰富集團於香港持有作發展用途的物業

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
21. 香港新界元朗橋頭圍丈量約份第127約地段第392及393號	該物業包括兩幅相連空置的工業用地，總登記地盤面積約為46,500平方呎。 該物業按兩份新批租契持有，各份年期由一八九八年七月一日起計，為期99年減最後三天，並已依法延期至二零四七年六月三十日。 該物業每年應付政府地租為當時該物業的應課差餉租值的3%。	該物業為空置，拆卸工程已經完成。	港幣41,000,000元

附註：

(1) 該物業的登記擁有人為中信泰富全資附屬公司慧聯有限公司。

(2) 根據日期為二零零五年二月一日的屏山分區計劃大綱圖編號S/YL-PS/11，該物業位於列作「工業」用途的地區。

(3) 新批租契所載的主要條件包括下列各項：－

(i)	用途	:	工業
(ii)	停車位比率	:	每10,000平方呎建築面積設有一個停車位或每5,000平方呎地盤面積設有一個停車位(以提供較多停車位的比率為準)。
(iii)	層數	:	不超逾兩層
(iv)	高度	:	高度不超逾平均地基水平線以上30呎

(4) 根據城市規劃委員會於二零零八年三月二十八日批准有關建議興建汽車維修車間的規劃申請(申請編號A/YL-PS/280)(包括稍為放寬樓宇高度限制)，城市規劃委員會已批准發展一幢三層高的汽車維修車間大廈，總建築面積約為10,798平方米(116,230平方呎)，附有規定數目的配套停車位及上落客貨區。上述規劃許可受限於落實景觀建議、防火供水設備及消防裝置的條件及規劃署署長、消防處處長或城市規劃委員會對上述各項表示滿意。除非於二零一二年三月八日前展開已獲批准的發展工程或重續有關批准，否則有關批准將於該日失效。

(5) 誠如中信泰富集團告知，現正就該物業進行換地申請，仍未收到政府提出的補地價金額。此外，據中信泰富集團所告知，預期不會於二零零九年下半年以前開始發展該物業。

(6) 假設該物業按現有批地條件發展，該物業於二零零八年十月三十一日的估計完工價值約為港幣一億六千萬元，估計建築費用約為港幣八千四百萬元，而發展期預計為九個月。

第三類－中信泰富集團於香港持有作出售用途的物業

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
22. 香港九龍何文田嘉道理道109–135號嘉陵大廈 九龍內地段第2657號D段第1及2分段及餘段	嘉陵大廈是一幢建於登記地盤面積約5,559.55平方米(59,843平方呎)土地上的7層高住宅大廈。該大廈約於一九五五年落成。 該大廈地下包括多個停車位，上層規劃作住宅用途。該物業的住宅單位的總建築面積(不包括停車位)約為14,555.93平方米(156,680平方呎)。 該物業按資地條件編號UB3121持有，年期由一九三一年十一月十六日起計，為期75年，並可續期75年。 九龍內地段第2657號的政府地租為每年港幣六十八萬一千四百二十元。	除約24,010平方呎為空置外，該物業根據多份租約出租，最遲一份租約於二零一零年十月屆滿，每月總租金約為港幣一百九十二萬元(不包括差餉、管理費及其他支銷)。二零零八年一月至二零零八年十月期間，停車位的總收入約為港幣一百八十萬元。	港幣950,000,000元 *(見附註(5))*

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司恒華昌置業有限公司。

(2) 根據日期為二零零八年一月十八日的何民田分區計劃大綱圖編號S/K7/19，該物業位於列作「住宅(丙類)」用途的地區。

(3) 根據何民田分區計劃大綱圖編號S/K7/19對住宅(丙類)的說明陳述，該物業受限於(其中包括)下列各項規劃事宜：

(i) 現有大廈之新發展或添置、改造及／或修改或重新發展，不得致使合計發展及／或重新發展項目超逾最高地積比率0.6及兩層的大廈高度上限，或現有大廈的地積比率及高度(以較高者為準)。

(ii) 就第(i)段的目的釐定相關最高地積比率時，不計及僅興建或擬定用作停車場、裝卸區、機房、警衛辦公室及警衛宿舍，或供住宅樓宇或大廈住宅部分的全部業主或佔用人使用及為其利益而設的康樂設施的任何樓面面積，前提是有關用途及設施須作為發展或重新發展的配套用途及與之直接相關。

(iii) 按照發展或重新發展建議的個別好處，城市規劃委員會在接獲申請時可根據城市規劃條例第16條，考慮稍為放寬上文第(1)段所述的大廈高度限制。

(4) 根據城市規劃委員會於二零零五年七月十五日批准有關建議稍為放寬大廈高度限制(兩層地庫)的規劃申請(申請編號A/K7/72),城市規劃委員會已批准發展一幢7層高(超過兩層地庫)住宅大廈,總建築面積約為14,230平方米(153,172平方呎),提供不超逾79個單位及規定數目的配套停車位。上述規劃許可受限於有關景觀建議、樹木保護及維護計劃、提供緊急汽車通道、防火供水設備及消防裝置的條件及規劃署署長、消防處處長或城市規劃委員會對上述各項表示滿意。除非於二零零九年六月二十四日前展開已獲批准的發展工程或重續有關批准,否則有關批准將於該日失效。

(5) 吾等的估值為吾等對該物業於二零零八年十月三十一日的重新發展價值的意見,有關價值較現時使用價值為高。該物業重新發展的估值基礎乃經參考上述規劃限制(即新發展/重新發展不得超逾最高地積比率0.6及兩層的大廈高度上限,或現有大廈的地積比率及高度(以較高者為準)以及政府租契所訂明的契約)及上述(4)項所述的規劃許可後釐定。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
23. 香港新界大埔山賢路9號悠然山莊內33個停車位 大埔市地段第136號的部份份額	該物業包括一個私人住宅發展項目內C1及C2樓的33個有蓋停車位。該發展項目名為悠然山莊，包括合共11幢低至高層住宅大廈，以及相關停車設施、會所及康樂設施。該物業於一九九七年落成。 該物業按新批租契編號12905持有，年期由一九九四年八月二十三日起至二零四七年六月三十日。 該物業應付政府地租為當時該物業的應課差餉租值的3%。	該物業部分受限於多項每月特許權，二零零八年一月至十月期間所產生的總收入約為港幣十三萬三千元。	港幣6,600,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司加文有限公司。

(2) 該物業包括悠然山莊內多個停車位，詳情如下：

樓層	**停車位編號**
C1	P1、P41、P73、P90
C2	P26、P33、P36、P37、P39、P40、P43、P44、P45、P47、P48、P50、P51、P52、P55、P56、P57、P58、P59、P60、P61、P62、P64、P66、P83、P84、P85、P94、P95

(3) 根據日期為二零零七年十二月二十一日的大埔分區計劃大綱圖編號S/TP/20，該物業位於列作「住宅(乙類)」用途的地區。

第四類—中信泰富集團於香港持有作土地儲備用途的物業

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
24. 香港新界沙田白田丈量約份第181約地段第661號B段餘段	該物業包括一幅位於沙田白田一個斜坡上的農地。 該物業的地盤面積約為55,036平方呎。 該物業按新批租契編號4238持有。	該物業長滿植物。 吾等按指示以交吉基準評估該物業。	港幣3,300,000元 (中信泰富集團應佔56.5%權益：港幣1,864,500元)

附註：

(1) 該物業的登記擁有人為華聯豐有限公司，中信泰富佔該公司56.5%權益。

(2) 沙田土地註冊處並無記錄，可供追溯租期、開始日期及租金。吾等假設該物業與其他新界租契相似，租期已依法延長至二零四七年六月三十日，每年政府地租為當時該物業的應課差餉租值的3%。

(3) 根據日期為二零零七年六月五日的沙田分區計劃大綱圖編號S/ST/23，該物業位於列作「綠化地帶」用途的地區。

(4) 誠如中信泰富集團告知，彼等於估值日期並無計劃發展該物業。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
25. 香港新界元朗新生新村丈量約份第124約地段第1308RP、1510RP、1511、1513、1514、1515、1521、1524、3937及3938號	該物業包括元朗新生新村十塊建屋及農業地段。 該物業的總登記地盤面積約為342,677平方呎，包括2,614平方呎屋地及340,063平方呎農地。 除地段第3937及3938號受限於新批租契編號7193外，該物業餘下部分按集體政府租契持有，全部地段年期由一八九八年七月一日起計，為期75年，並已續期24年減最後三天，並已依法延期至二零四七年六月三十日。 該物業每年應付政府地租為當時該物業的應課差餉租值的3%。	除該物業部分已完成清除及夷平外，該物業長滿植物。 吾等按指示以交吉基準評估該物業。	港幣56,000,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司恒達盛置業有限公司。

(2) 根據日期分別為二零零八年一月二十五日及二零零五年二月一日的廈村分區計劃大綱圖編號S/YL-HT/9及屏山分區計劃大綱圖編號S/YL-PS/11，該物業位於列作「綠化地帶」、「自然保育區」及「住宅(丁類)」用途的地區。

(3) 誠如中信泰富集團告知，彼等於估值日期並無計劃發展該物業。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
26. 香港新界屯門青山村丈量約份第131約地段第472B、469及496號	該物業包括屯門青山村一幅屋地及兩幅農地。 該物業的總地盤面積約為57,312平方呎，包括1,556平方呎屋地及55,756平方呎農地。	該物業長滿植物。 吾等按指示以交吉基準評估該物業。	港幣9,000,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司恒達盛置業有限公司。

(2) 屯門土地註冊處並無記錄，可供追溯租期、開始日期及租金。吾等假設該物業與其他新界租契相似，租期已合法延長至二零四七年六月三十日，每年應付政府地租為當時該物業的應課差餉租值的3%。

(3) 根據日期為二零零八年七月四日的屯門分區計劃大綱圖編號S/TM/24，該物業位於列作「綠化地帶」及「政府／機構／社區」用途的地區。

(4) 誠如中信泰富集團告知，彼等於估值日期並無計劃發展該物業。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
27. 香港新界西貢丈量約份第275約地段第129、131、132、168、180、194、211、313、370、417、433、499、507、509、565、570、580、582、635、654、668、710、711、733、742、753、757、865、902及908號以及丈量約份第276約地段第134、141、143、145、146、149、155、159、161、479、487、499、502、516、662、696、712、722、728、739、740、744、755、763、771、775、781、784、867、890、933、984、991、1046、1074、1079、1277、1282、1284、1286、1288、1293、1295、1296及1298號	該物業包括分佈於西貢大浪、鹹田、大灣、張屋園及林屋園的兩幅屋地及73幅農地。 該物業的總地盤面積約為85,377平方呎，包括1,307平方呎屋地及84,070平方呎農地。 該物業按兩份集體政府租契持有，各份年期由一八九八年七月一日起計，為期75年，並已續期24年減最後三天，並已依法延期至二零四七年六月三十日。 該物業每年應付政府地租為當時該物業的應課差餉租值的3%。	除地段第180及194號建有臨時構築物外，該物業餘下部分長滿植物。 吾等按指示以交吉基準評估該物業。	港幣5,230,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司恒達盛置業有限公司。

(2) 根據日期為二零零六年二月七日的大浪灣分區計劃大綱圖編號S/SK-TLW/5，該物業部分位於列作「鄉村式發展」及「自然保育區」用途的地區。

(3) 誠如中信泰富集團告知，彼等於估值日期並無計劃發展該物業。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
28. 香港新界大嶼山芝麻灣丈量約份第339約地段第61、63、65、67、68、70、71、74、75、77、79、80、81、82、85、87、89、91、93、94、95、96、98、99及100號	該物業包括大嶼山芝麻灣25幅農地。 該物業的總地盤面積約為37,462平方呎。 該物業按集體政府租契持有，年期由一八九八年七月一日起計，為期75年，並已續期24年減最後三天，並已依法延期至二零四七年六月三十日。 該物業每年應付政府地租為當時該物業的應課差餉租值的3%。	除該物業部分已完成清除及夷平外，該物業餘下部分長滿植物。 吾等按指示以交吉基準評估該物業。	港幣1,270,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司恒達盛置業有限公司。

(2) 根據日期為二零零五年二月一日的大嶼山南岸分區計劃大綱圖編號S/SLC/14，該物業位於列作「綠化地帶」用途的地區。

(3) 誠如中信泰富集團告知，彼等於估值日期並無計劃發展該物業。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
29. 香港新界大埔樟樹灘丈量約份第36約地段第512及519號	該物業包括大埔樟樹灘兩幅屋地。 該物業的總地盤面積約為871平方呎。 該物業按集體政府租契持有，年期由一八九八年七月一日起計，為期75年，並已續期24年減最後三天，並已依法延期至二零四七年六月三十日。 該物業每年應付政府地租為當時該物業的應課差餉租值的3%。	該物業為鄰近大廈之間的空地。 吾等按指示以交吉基準評估該物業。	港幣1,050,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司恒達盛置業有限公司。

(2) 根據日期為二零零七年十二月二十一日的大埔分區計劃大綱圖編號S/TP/20，該物業位於列作「鄉村式發展」用途的地區。

(3) 誠如中信泰富集團告知，彼等於估值日期並無計劃發展該物業。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
30. 香港新界元朗亦園村丈量約份第124約地段第2842A、2846、2851RP、2852RP及2943號	該物業包括元朗亦園村五幅農地。 該物業的總地盤面積約為50,794平方呎。 該物業按集體政府租契持有，年期由一八九八年七月一日起計，為期75年，並已續期24年減最後三天，並已依法延期至二零四七年六月三十日。 該物業每年應付政府地租為當時該物業的應課差餉租值的3%。	該物業為一個已夷平並鋪設水泥層的地盤，周邊圍有金屬圍網。 吾等按指示以交吉基準評估該物業。	港幣16,800,000元 (中信泰富集團應佔60%權益：港幣10,080,000元)

附註：

(1) 該物業的登記擁有人為高樂置業有限公司，中信泰富佔該公司60%權益。

(2) 根據日期為二零零六年三月十四日的藍地及亦園分區計劃大綱圖編號S/TM-LTYY/6，該物業位於列作「政府／機構／社區」及「住宅(乙類)2」用途的地區。

(3) 誠如中信泰富集團告知，彼等於估值日期並無計劃發展該物業。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
31. 香港新界大嶼山牛牯灣丈量約份第338約地段第1、3RP、7、9、13、15、16、17、19、21、30、33、41、48、53、55、59、64、66、73、75、77RP及79RP號	該物業包括大嶼山牛牯灣23幅農地。 該物業的總地盤面積約為123,961平方呎。 該物業按集體政府租契持有，年期由一八九八年七月一日起計，為期75年，並已續期24年減最後三天，並已依法延期至二零四七年六月三十日。 該物業每年應付政府地租為當時該物業的應課差餉租值的3%。	除地段第3RP號建有臨時構築物外，該物業餘下部分長滿植物。 吾等按指示以交吉基準評估該物業。	港幣3,100,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司利斯德有限公司。

(2) 根據日期為二零零五年二月一日的大嶼山南岸分區計劃大綱圖編號S/SLC/14，該物業位於列作「綠化地帶」及「郊野公園」用途的地區。

(3) 誠如中信泰富集團告知，彼等於估值日期並無計劃發展該物業。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
32. 香港新界大嶼山貝澳丈量約份第316約地段第1478、1522、1530、1538RP、1548、2273、2351RP、2379、2380、2396、2444、2449及2451號	該物業包括大嶼山貝澳13幅農地。 該物業的總地盤面積約為45,886平方呎。 該物業按集體政府契持有，年期由一八九八年七月一日起計，為期75年，並已續期24年減最後三天，並已依法延期至二零四七年六月三十日。 該物業每年應付政府地租為當時該物業的應課差餉租值的3%。	該物業長滿植物。 吾等按指示以交吉基準評估該物業。	港幣4,600,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司安業地產發展有限公司。

(2) 根據日期為二零零五年二月一日的大嶼山南岸分區計劃大綱圖編號S/SLC/14，該物業位於列作「海岸保護區」用途的地區。

(3) 誠如中信泰富集團告知，彼等於估值日期並無計劃發展該物業。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
33. 香港新界大嶼山梅窩丈量約份第3約地段第552號餘段	該物業包括大嶼山梅窩大地塘邊緣一幅農地。 該物業的地盤面積約為25,761平方呎。 該物業按新批租契編號2932持有，年期由一八九八年七月一日起計，為期75年，並已續期24年減最後三天，並已依法延期至二零四七年六月三十日。 該物業每年應付政府地租為當時該物業的應課差餉租值的3%。	除該物業部分建有臨時構築物外，餘下部分長滿植物。 吾等按指示以交吉基準評估該物業。	港幣1,910,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司安業地產發展有限公司。

(2) 根據日期為二零零六年十月十七日的梅窩邊緣分區計劃大綱圖編號S/I-MWF/8，該物業位於列作「住宅(丁類)」及「鄉村式發展」用途的地區。

(3) 誠如中信泰富集團告知，彼等於估值日期並無計劃發展該物業。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
34. 香港 新界 大嶼山東涌 新東涌坑 丈量約份第5約 地段第213、218、 221、223、229、 232、237及240號	該物業包括大嶼山東涌八幅農地。 該物業的總地盤面積約為42,253平方呎。 該物業按集體政府租契持有，年期由一八九八年七月一日起計，為期75年，並已續期24年減最後三天，並已依法延期至二零四七年六月三十日。 該物業每年應付政府地租為當時該物業的應課差餉租值的3%。	該物業長滿植物。 吾等按指示以交吉基準評估該物業。	港幣1,900,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司安業地產發展有限公司。

(2) 該物業並不包括在分區計劃大綱內。

(3) 誠如中信泰富集團告知，彼等於估值日期並無計劃發展該物業。

第五類—於香港持有自用的物業

第五甲類—中信泰富集團於香港持有自用的物業

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
35. 香港 九龍 九龍灣 啟祥道20號 大昌行集團大廈 新九龍內地段第5849號	該物業包括一幢於一九八四年落成的11層高汽車服務大廈。設有汽車用斜道，汽車可直達各層。 該物業的總樓面面積約為1,032,000平方呎。 該物業按賣地條件編號UB11513持有，年期由一八九八年七月一日起計，為期99年減最後三天，並已依法延期至二零四七年六月三十日。 該物業每年應付政府地租為當時該物業的應課差餉租值的3%。	該物業由大昌行集團佔用作汽車服務中心及配套辦公室和倉儲用途。	港幣1,330,000,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司Borgia Limited。

(2) 根據日期為二零零六年九月十二日的牛頭角及九龍灣分區計劃大綱圖編號S/K13/25，該物業乃作「其他指定用途(商貿)」用途。

(3) 該物業受限於建築事務監督於二零零八年五月二十七日根據建築物條例第24(1)條發出的命令編號C/TC/002695/08/K(契約備忘錄第08070800400239號)，命令內容是有關將十樓停車場改建為辦公室及建設間隔牆。

(4) 該物業受限於日期為二零零五年十月十九日的豁免書(契約備忘錄第05111101720067號)。根據前述豁免書，該物業地下的其中部份獲准作汽車陳列室及汽車配套銷售之用，初步為期三年，由二零零五年一月一日開始至二零零七年十二月三十一日止，其後每季重續至該豁免終止或撤銷為止。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
36. 香港鴨脷洲利南路111號 鴨脷洲內地段第124號。	該物業包括一幢於一九九四年落成的16層高(包括地下及閣樓)汽車服務大廈。設有汽車用斜道，汽車可直達高層。 該物業的總建築面積約為644,999平方呎。 該物業根據賣地條件編號12209持有，年期由一九九二年四月二十八日起至二零四七年六月三十日屆滿。 該物業每年應付政府地租為當時該物業的應課差餉租值的3%。	該物業部分由大昌行集團佔用作汽車服務中心及配套辦公室和倉儲用途。面積約241,000平方呎的物業部分出租予獨立第三方，每月總租金約為港幣一百一十八萬二千元。	港幣528,000,000元

附註：

(1) 該物業的登記擁有人為中信泰富的全資附屬公司Tendo Limited。

(2) 根據日期為二零零六年十二月十九日的香港仔及鴨脷洲分區計劃大綱圖編號S/H15/24，該物業乃作「工業」用途。

第五乙類－大昌行集團於香港持有自用的物業

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
37. 香港 九龍 土瓜灣 木廠街11號 前座一樓 九龍內地段第7630號部份份額	該物業包括一幢建於登記面積約2,450平方呎土地上的五層高工業大廈一樓。該大廈於一九五八年落成。 該物業的實用面積約為2,283平方呎，另加85平方呎的平台。 該物業按一份政府租契持有，年期由一九五二年三月十七日起計，為期75年，並可續期75年。 該地段的應付政府地租為每年港幣九十元。	該物業由大昌行集團佔用作倉儲用途。	港幣660,000元

附註：

(1) 該物業的登記擁有人為大昌行的全資附屬公司Ixonia Limited。

(2) 根據日期為二零零八年一月十八日的馬頭角分區計劃大綱圖編號S/K10/19，該物業乃作「綜合發展區(3)」用途。

(3) 該物業受限於建築事務監督於二零零八年五月二十七日根據建築物條例第24C(1)條發出的通知書第WC/SC06650/06/K-R05號(契約備忘錄第08093000650040號)，通知書內容是有關天台及三樓前面平台的構築物。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
38. 香港九龍尖沙咀柯士甸道118-120號業廣商業大廈地下1號及2號舖及地下物業外牆 九龍內地段第8375號及九龍內地段第8832號餘段1,000份中的92份	該物業包括一幢於一九七四年落成的16層高商業大廈地下兩個相連舖位及舖位的外牆。 該物業的實用面積約為3,875平方呎。 該物業按兩份重批土地條件持有，各份年期由一八九三年十二月二十五日起計，為期150年。 該兩幅地段的總政府地租為每年港幣五百七十二元。	該物業由大昌行集團佔用作汽車陳列室及配套辦公室用途。	港幣62,000,000元

附註：

(1) 該物業的登記擁有人為大昌行的全資附屬公司大昌貿易行有限公司。

(2) 根據日期為二零零八年四月二十五日的尖沙咀分區計劃大綱圖編號S/K1/23，該物業乃作「商業」用途。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
39. 香港 九龍 佐敦 德成街1–5號 康源閣 地庫1號及2號 停車位 九龍內地段第11009號2,100份中的4份	該物業包括一幢約於一九八零年落成的17層高(包括地庫)住宅大廈地庫兩個相連停車位。 該物業按一份政府租契持有,年期由一九九零年六月二十五日起至二零四七年六月三十日止。 該物業每年應付政府地租為當時該物業的應課差餉租值的3%。	該物業由大昌行集團佔用作停車用途。	港幣900,000元

附註:

(1) 該物業的登記擁有人為大昌行的全資附屬公司大昌貿易行有限公司。

(2) 根據日期為二零零八年四月二十五日的尖沙咀分區計劃大綱圖編號S/K1/23,該物業乃作「住宅(甲類)」用途。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
40. 香港九龍九龍灣宏光道80號麗晶花園商場及停車場大樓377個停車位（八樓第8001至8125號停車位、九樓第9001至9125號停車位及天台第R001至R127號停車位） 新九龍內地段第5928號106,352份中的627份。	該物業包括約於一九八五年落成的私人機構參建居屋計劃屋邨內的10層高商場及停車場大樓中八樓、九樓及天台的377個私家車停車位。 除位於天台的127個停車位屬露天停車位外，餘下均為有蓋停車位。 該物業按一份賣地條件持有，年期由一八九八年七月一日起計，為期99年減最後三天，並已依法延期至二零四七年六月三十日。 該物業每年應付政府地租為當時該物業的應課差餉租值的3%。	當中28個停車位按多項特許權特許獨立第三方使用，最遲一項特許權於二零零九年九月屆滿，每月特許權費用總額約為港幣三萬三千六百元，除此以外，該物業由大昌行集團佔用作停車用途。	港幣48,000,000元

附註：

(1) 該物業的登記擁有人為大昌行的全資附屬公司誠和昌置業有限公司。

(2) 根據日期為二零零六年九月十二日的牛頭角及九龍灣分區計劃大綱圖編號S/K13/25，該物業乃作「住宅（甲類）」用途。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
41. 香港九龍旺角太子道西152A–152D號及花園街222G–222H號地下B、C、D、E及F室連前面空地 九龍內地段第7634號64份中的6份。	該物業包括一幢約在一九六零年落成的10層高綜合用途大廈地下五個相連舖位及毗鄰的前面露天空地。 該物業的實用面積約為2,271平方呎，而前面空地的面積約為3,870平方呎。 該物業按一份賣地條件持有，年期由一九五八年九月八日起計，為期75年，並可續期75年。 該物業的政府地租為每年港幣三十四元。	該物業由大昌行集團佔用作汽車陳列室及配套辦公室用途。	港幣51,000,000元

附註：

(1) 該物業的登記擁有人為大昌行集團有限公司。

(2) 根據日期為二零零八年七月二十五日的旺角分區計劃大綱圖編號S/K3/25，該物業乃作「住宅(甲類)」用途。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
42. 香港 新界 葵涌 葵興路102號 葵涌中心地下 A-9號舖 葵涌市地段第294號1,706份中的13份	該物業包括一幢於一九七八年落成的23層高綜合用途大廈地下一個舖位。 該物業的實用面積約為573平方呎。 該物業按一份新批租契持有，年期由一八九八年七月一日起計，為期99年減最後三天，租期已依法延期至二零四七年六月三十日。 該物業每年應付政府地租為當時該物業的應課差餉租值的3%。	該物業由大昌行集團佔用作食品零售店用途。	港幣6,600,000元

附註：

(1) 該物業的登記擁有人為大昌行的全資附屬公司大昌貿易行有限公司。

(2) 根據日期為二零零四年六月二十九日的葵涌分區計劃大綱圖編號S/KC/21，該物業乃作「商業」用途。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
43. 香港九龍旺角彌敦道771–775號柏宜中心十二樓 九龍內地段第2570、2571及2572號餘段10,000份中的493份	該物業包括一幢約於一九八三年落成的15層高(包括地下及地庫)商業大廈十二樓的全部辦公室。 該物業的實用面積約為2,929平方呎。 該物業按三份政府租契持有，各份年期由一九三零年五月二十六日起計，為期75年，租期已續期75年。 該物業的政府地租為每年港幣一萬二千六百元。	該物業由大昌行集團佔用作辦公室。	港幣15,000,000元

附註：

(1) 該物業的登記擁有人為大昌行的全資附屬公司合眾汽車有限公司。

(2) 根據日期為二零零八年七月二十五日的旺角分區計劃大綱圖編號S/K3/25，該物業乃作「商業」用途。

第五丙類－大昌行集團於加拿大持有自用的物業

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
44. Richmond Acura Auto-Dealership Premises, 4211 No 3 Road, Richmond, British Columbia, Canada Section 32, Block 5, North Range 6 West, New Westminster District Plan 37477地塊18(除70548圖則中分割出的部份及於LMP48197圖則中的部份外)	該物業包括一幅地盤面積約為9,420.9平方米(101,407平方呎)的不規則形土地，其上建有一幢單層加閣樓的汽車代理大廈。土地餘下位置約設有213個停車位。該大廈最初於一九八零年代落成，並於二零零三年進行翻新。 該土地位於Richmond, British Columbia的West Cambie鄰近區域Browngate Road及Leslie Road之間的No 3 Road西面。 該物業的總樓面面積約為2,013.4平方米(21,672平方呎)，包括約546平方米(5,877平方呎)的閣樓。 該物業由大昌貿易行(加拿大)有限公司以永久產權的方式持有。	該物業由大昌行集團佔用作陳列室、維修站及辦公室用途。	港幣88,500,000元

附註：

(1) 該物業的登記擁有人為大昌行的全資附屬公司大昌貿易行(加拿大)有限公司。

(2) 該物業受限於兩項按揭，該等按揭的受益人均為Montreal Trust Company。

(3) 根據以汽車為目的的商業區域分區規劃，該物業位於汽車為目的的商業區(「C-6」)內。

第五丁類—大昌行集團於新加坡持有自用的物業

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
45. 20 Tuas Avenue 2, Singapore 639451 地塊編號1349C Mukim 7	該物業包括一幢建於地盤面積約為8,413.2平方米(90,560平方呎)土地上的單層獨立廠房連同閣樓辦公室。該大廈最初於一九八零年代落成，並於一九八九年進行添置／改動。於二零零五年十二月進行進一步翻新。 該物業位於鄰近Jalan Ahmad Ibrahim的Tuas Avenue 2及Tuas Avenue 3東面交界處，位於Jurong Industrial Estate內，離市中心約24公里。 該物業的樓面面積約為4,840.5平方米(52,103平方呎)。 合眾汽車私人有限公司已獲授租約，年期由一九八一年十月十六日起計，為期30年，並可續期30年，定額地租為每年十一萬零二百七十六點零四新加坡元，租戶須負責繳交物業稅。	該物業由大昌行集團佔用作汽車陳列室、車間、儲存及辦公室用途。	港幣22,960,000元

附註：

(1) 吾等接獲指示對合眾汽車私人有限公司根據一份土地租約持有的物業的租賃權益進行估值，該租約由一九八一年十月十六日起計，為期30年，並可續期30年。合眾汽車私人有限公司為大昌行的全資附屬公司。

(2) 根據二零零三年的總體規劃，該物業乃作「商業2」用途。屬於「商業2」用途的土地可供清潔工業、輕工業、一般工業、倉庫、公用事業、電訊其他公共裝置之用。經主管機關評估批准後，特定工業(例如製造工業用機器、造船及維修)亦可於指定地區進行。

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
46. 259 Pandan Loop Singapore 128435 地塊編號4009A (JTC Pte Lot A14379) Mukim 5	該物業包括一幢建於地盤面積約為1,495.6平方米(16,099平方呎)土地上的單層廠房連同閣樓及後部擴建部份。該物業內設有兩個凍房。該大廈最初於一九八零年代初落成，而後部擴建部份建於約一九九一年。 該物業位於鄰近West Coast Highway的Pandan Loop西北面，離市中心約14.5公里。 該物業的樓面面積約為1,137.5平方米(12,244平方呎)。 大昌貿易行(新加坡)私人有限公司已獲授租約，年期由一九八二年十二月一日起計，為期30年，並可續期30年，定額地租為每年二萬六千一百六十四點八新加坡元，租戶須負責繳交物業稅。	該物業由大昌行集團佔用作凍房用途。	港幣8,610,000元

附註：

(1) 吾等接獲指示對大昌貿易行(新加坡)私人有限公司根據一份土地租約持有的物業的租賃權益進行估值，該租約由一九八一年十月十六日起計，為期30年，並可續期30年。大昌貿易行(新加坡)私人有限公司為大昌行的全資附屬公司。

(2) 根據二零零三年的總體規劃，該物業乃作「商業2」用途。屬於「商業2」用途的土地可供清潔工業、輕工業、一般工業、倉庫、公用事業、電訊其他公共裝置之用。經主管機關評估批准後，特定工業(例如製造工業用機器、造船及維修)亦可於指定地區進行。

第六類－大昌行集團以分租承租人於香港持作佔用的物業

物業	概況及年期	佔用詳情	二零零八年十月三十一日現況下的市值
47. 香港新界元朗元朗工業邨福喜街67-73號 元朗市地段第313號A段第1及2分段及O段及其延伸部份之分租	該物業包括一幢建於地盤面積約367,976平方呎近L型的平坦地盤上的低層工業綜合大廈。該物業分兩期落成。 該物業的第一期包括一幢於一九八八年落成的兩至三層高工廠大廈。該物業的第二期包括於一九九五年落成的一幢兩層高擴建大廈（第一期工廠大廈的延伸部份）及一幢兩層高的車間大廈。 根據吾等按大廈平面圖量度，該物業的建築面積概約如下：	該物業正在進行翻新工程，並計劃由大昌行佔用，作為綜合食品加工及再包裝中心。	港幣91,000,000元 *（見附註(5)及(6)）*

	建築面積	
第一期主要大廈	22,720.646平方米	244,565平方呎
第二期延伸部分	18,792.524平方米	202,283平方呎
第二期額外大廈	804.166平方米	8,656平方呎
合計	42,317.336平方米	455,504平方呎

該物業亦包括以下配套面積：

	面積	
地下的警衛室	5.2平方米	56平方呎
第一期主要大廈的天台及高層天台	2,285.747平方米	24,604平方呎
第二期大廈的天台及高層天台	2,866.152平方米	30,851平方呎

該物業按分租租約持有，年期於二零四七年六月二十四日期滿。

該物業每年應付政府地租為當時該物業的應課差餉租值的3%。

附註：

(1) 大昌行集團有限公司以分租承租人身份持有該物業。

(2) 根據日期為二零零八年十月二十一日的元朗分區計劃大綱圖編號S/YL/18，該物業乃作「其他指定用途(工業邨)」的用途。

(3) 該物業受下列產權負擔所規限：

(i) 日期為一九八三年十月十五日及一九八四年九月六日的豁免書(分別為契約備忘錄第YL290217及YL295589號)；

(ii) 日期為一九九零年五月四日的租期延長詳情及條件(契約備忘錄第YL425154號)；

(iii) 日期為一九九二年八月十七日的增批函件(契約備忘錄第YL519967號)；

(iv) 日期為一九九二年八月十七日的批約修訂書(契約備忘錄第YL519968號)；

(v) 日期為一九九三年五月二十七日的租約補充協議及批准延伸面積(契約備忘錄第YL557207號)；及

(vi) 日期為二零零七年十一月二十八日的修訂租約契約(契約備忘錄第07122803740855號)。

(4) 根據該租約第B(11)(b)條條款，「倘承租人有意於承租期間內任何時間轉讓上述物業，承租人須先向該機構發出書面通知，提出以免除產權負擔的方式及按該機構應付的下列兩項代價中的其中一項(以較低者為準)退回此租約(惟倘在該機構發出表示有意根據該租約第B(15)條條款收回上述物業的通知(如有)生效期間送達退回租約通知，則有關退回通知將為無效)……」

(5) 吾等已根據特定的指示按照市值為該物業進行估值。吾等編製估值時，乃假設該物業並無任何特定使用者及讓與權限制。吾等亦假設該物業可於市場上即時交吉出售，並獲香港科技園公司准許於市場上轉讓而有關同意費用及╱或相關成本已全數付清。

(6) 根據租約第B(11)(b)(i)(A)(I)條所載的退回價值代價，該物業於估值日期的退回價值約為港幣一千九百萬元。

(7) 根據日期為二零零七年十一月二十八日的修訂租約契約第A(6)條，香港科技園公司已批准更改該物業的用途，作為綜合食品加工大廈，並附設品質保證及食品安全實驗室。

1. 責任聲明

通函的資料乃遵照上市規則及收購守則刊載，旨在提供有關中信泰富的資料。董事願就通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，通函所表達的意見乃經適當及審慎考慮後始行作出，且通函並無遺漏其他事實，致使當中所載任何內容產生誤導。

2. 中信泰富的股本

於最後實際可行日期，中信泰富的法定及已發行股本如下：

*法定股本**		*港幣元*
3,000,000,000股	股份	1,200,000,000
已發行及繳足股本：		
2,193,149,160股	股份(於最後實際可行日期)	877,259,664
1,453,125,000股	新股份，將於按初步轉換價港幣8.00元悉數轉換可換股債券時予以發行	581,250,000
3,646,274,160股		1,458,509,664

*　*待獲得股東批准後，法定股本將增加至6,000,000,000股股份。*

所有已發行股份在各方面具有同等地位，包括尤其有關股息、投票權及資本回報的權利。已發行股份於聯交所上市。除根據中信泰富僱員購股權計劃授出的購股權獲行使而發行的343,000股股份外，自二零零七年十二月三十一日(即本集團最近期經審核財務報表的結算日)以來概無發行任何股份。

3. 權益披露

(a) 董事及行政總裁的證券權益

除下文所披露者外，於最後實際可行日期，各董事及中信泰富行政總裁概無於中信泰富或其相聯法團(定義見證券及期貨條例)的股份、相關股份或債券中擁有根據證券及期貨條例第352條必須列入該條所指登記冊內，或必

須根據證券及期貨條例第XV部第7及第8分部(包括根據證券及期貨條例有關條文被當作或被視作擁有的權益及淡倉)或上市規則所載上市公司董事進行證券交易的標準守則向中信泰富及聯交所申報的任何權益或淡倉：

(i) *中信泰富股份：*

董事姓名	股份數目 個人權益 (除非另有列明)	佔已發行股本百分比 *(%)*
榮智健	418,418,000 *(附註1)*	19.078
范鴻齡	50,640,000 *(附註2)*	2.309
李松興	1,000,000	0.046
榮明杰	300,000	0.014
莫偉龍	4,200,000 *(附註3)*	0.192
李士林	300,000	0.014
劉基輔	840,000	0.038
王安德	400,000	0.018
陸鍾漢	1,550,000 *(附註4)*	0.071
德馬雷	10,145,000 *(附註5)*	0.463
彼得•克萊特 *(德馬雷之替任董事)*	34,100	0.002

附註：

1. 法團權益。

2. 5,640,000股股份乃法團權益及45,000,000股股份乃信託權益。

3. 信託權益。

4. 1,050,000股股份乃個人權益；500,000股股份之法團權益及500,000股股份之家族權益彼此重疊。

5. 10,000,000股股份乃法團權益及145,000股股份乃家族權益。

(ii) 中信泰富的購股權：

董事姓名	授出日期	每股行使價 *港幣元*	行使期	於最後實際可行日期尚未行使的購股權數目	佔已發行股本百分比 *(%)*
榮智健	16.10.2007	47.32	16.10.2007－15.10.2012	2,000,000	0.091
李松興	01.11.2004	19.90	01.11.2004－31.10.2009	1,000,000	
	20.06.2006	22.10	20.06.2006－19.06.2011	1,200,000	
	16.10.2007	47.32	16.10.2007－15.10.2012	1,200,000	
				3,400,000	0.155
榮明杰	01.11.2004	19.90	01.11.2004－31.10.2009	500,000	
	20.06.2006	22.10	20.06.2006－19.06.2011	600,000	
	16.10.2007	47.32	16.10.2007－15.10.2012	800,000	
				1,900,000	0.087
莫偉龍	01.11.2004	19.90	01.11.2004－31.10.2009	1,000,000	
	20.06.2006	22.10	20.06.2006－19.06.2011	700,000	
	16.10.2007	47.32	16.10.2007－15.10.2012	600,000	
				2,300,000	0.105
李士林	16.10.2007	47.32	16.10.2007－15.10.2012	500,000	0.023
劉基輔	20.06.2006	22.10	20.06.2006－19.06.2011	700,000	
	16.10.2007	47.32	16.10.2007－15.10.2012	700,000	
				1,400,000	0.064
羅銘韜	01.11.2004	19.90	01.11.2004－31.10.2009	334,000	
	20.06.2006	22.10	20.06.2006－19.06.2011	800,000	
	16.10.2007	47.32	16.10.2007－15.10.2012	800,000	
				1,934,000	0.088
王安德	20.06.2006	22.10	20.06.2006－19.06.2011	350,000	
	16.10.2007	47.32	16.10.2007－15.10.2012	800,000	
				1,150,000	0.052
郭文亮	16.10.2007	47.32	16.10.2007－15.10.2012	600,000	0.027
常振明	16.10.2007	47.32	16.10.2007－15.10.2012	500,000	0.023

(iii) 相聯法團股份：

董事姓名	中信1616集團有限公司的普通股股份數目 個人權益（除非另有列明）	佔已發行股本百分比 (%)
莫偉龍	200,000 *(附註1)*	0.010

附註：

1. 信託權益。

董事姓名	大昌行集團有限公司的普通股股份數目 個人權益（除非另有列明）	佔已發行股本百分比 (%)
李士林	12,000	0.001
劉基輔	33,600 *(附註1)*	0.002
陸鍾漢	62,000 *(附註2)*	0.003

附註：

1. 家族權益。

2. 20,000股股份乃法團權益及42,000股股份乃一致行動人士權益。

(iv) 於相聯法團的購股權：

	中信資本控股有限公司的購股權				
董事姓名	授出日期	每股行使價 *(港幣元)*	行使期	於最後實際可行日期尚未行使之購股權數目	佔已發行股本百分比 *(%)*
李松興	02.03.2005	66.54	02.03.2007－01.03.2010	15,000	
	04.04.2006	70.97	04.04.2008－03.04.2011	10,000	
	11.12.2007	80.03	11.12.2009－10.12.2012	10,000	
				35,000	0.125

中信資本控股有限公司的購股權

董事姓名	授出日期	每股行使價 (港幣元)	行使期	於最後實際可行日期尚未行使之購股權數目	佔已發行股本百分比 (%)
莫偉龍	02.03.2005	66.54	02.03.2007－01.03.2010	15,000	
	04.04.2006	70.97	04.04.2008－03.04.2011	10,000	
	11.12.2007	80.03	11.12.2009－10.12.2012	10,000	
				35,000	0.125
常振明	11.12.2007	80.03	11.12.2009－10.12.2012	125,000	0.446

(b) 中信泰富主要股東

除通函披露者外，任何董事或中信泰富行政總裁並不知悉有任何人士(董事或中信泰富行政總裁或彼等各自的聯繫人除外)於最後實際可行日期在股份或相關股份中擁有根據證券及期貨條例第XV部第2及第3分部的條文須向中信泰富披露的任何權益或淡倉，或直接或間接擁有附帶權利可於任何情況下在中信泰富股東大會投票的任何類別股本面值10%或以上權益：

名稱	股份數目	佔已發行股本百分比 (%)
中國中信集團公司	2,098,736,285*	95.695*
中信香港	645,611,285	29.438
Heedon Corporation	496,386,285	22.633
Honpville Corporation	310,988,221	14.180
加拿大鮑爾公司	156,220,000	7.123
Gelco Enterprises Ltee	156,220,000	7.123
Nordex Inc.	156,220,000	7.123
Paul G. Desmarais	156,220,000	7.123

* *根據證券及期貨條例的規定，該等股權計及中國中信集團公司於該等按照可換股債券發行的股份中擁有的好倉*

中信香港透過下列全資附屬公司間接成為中信泰富主要股東(定義見上市規則)：

中信香港的附屬公司名稱	股份數目	佔已發行股本百分比 (%)
Affluence Limited	46,089,000	2.101
Winton Corp.	30,718,000	1.401
Westminster Investment Inc.	101,960,000	4.649
Jetway Corp.	20,462,000	0.933
Cordia Corporation	32,258,064	1.471
Honpville Corporation	310,988,221	14.180
Hainsworth Limited	93,136,000	4.247
Southpoint Enterprises Inc.	10,000,000	0.456
Raymondford Company Limited	2,823,000	0.129

Affluence Limited、Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Cordia Corporation、Honpville Corporation、Hainsworth Limited、Southpoint Enterprises Inc.及Raymondford Company Limited分別實益持有中信泰富股份。因此，Honpville Corporation亦為中信泰富主要股東(定義見上市規則)。

中國中信集團公司為中信香港的直接控股公司。中信香港為Heedon Corporation、Hainsworth Limited、Affluence Limited及Barnsley Investments Limited的直接控股公司。Heedon Corporation為Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Kotron Company Ltd.及Honpville Corporation的直接控股公司；Kotron Company Ltd.為Cordia Corporation的直接控股公司；Affluence Limited為Man Yick Corporation的直接控股公司，Man Yick Corporation為Raymondford Company Limited的直接控股公司，而Barnsley Investments Limited為Southpoint Enterprises Inc.的直接控股公司。因此，中國中信集團公司於中信泰富的權益，與中信香港於中信泰富的權益重疊。中信香港於中信泰富的權益，與上述全部由其直接及間接擁有的附屬公司於中信泰富的權益重疊。Heedon Corporation於中信泰富的權益，與上述全部由其直接及間接擁有的附屬公司於中信泰富的權益重疊。Affluence Limited於中信泰富的權益，與上述由其直接擁有的附屬公司於中信泰富的權益重疊。Man Yick Corporation於中信泰富的權益，與上述由其直接擁有的附屬公司於中信泰富的權益重疊。Barnsley Investments Limited於中信泰富的權益，與上述由其直接擁有的附屬公司於中信泰富的權益重疊，而Kotron Company Ltd.於中信泰富的權益，與上述由其直接擁有的附屬公司於中信泰富的權益重疊。

加拿大鮑爾公司是一家由Gelco Enterprises Ltee擁有53.83%的公司，而Gelco Enterprises Ltee則由Nordex Inc.擁有94.95%，其餘下的權益則由Paul G. Desmarais先生擁有。Nordex Inc.乃由Paul G. Desmarais先生直接擁有68%及間接擁有32%的公司。因此，加拿大鮑爾公司、Gelco Enterprises Ltee、Nordex Inc.及Paul G. Desmarais先生在中信泰富的上述權益均彼此重疊。

除下文所披露者外，並無董事為任何於股份及相關股份中擁有權益或淡倉而根據證券及期貨條例第XV部第2及第3分部規定須向中信泰富披露的公司的董事或僱員：

董事姓名	擁有須予披露權益或淡倉的公司名稱	於該公司職位
榮智健	中國中信集團公司	董事
	中信香港	董事
	Heedon Corporation	董事
	Honpville Corporation	董事
	Earnplex Corporation	董事及股東
	Bloomfield Enterprises Corp.	董事及股東
	Rockhampton Investments Limited	董事及股東
范鴻齡	中信香港	董事
榮明杰	Earnplex Corporation	董事
莫偉龍	Heedon Corporation	董事
	Honpville Corporation	董事
李士林	中國中信集團公司	董事
劉基輔	中信香港	董事
德馬雷	加拿大鮑爾公司	主席兼聯席行政總裁
彼得•克萊特（德馬雷之替任董事）	加拿大鮑爾公司	副主席
常振明	中國中信集團公司	董事

於最後實際可行日期，

(i) 中信泰富或任何董事概無持有(或於有關期間買賣)任何中國中信集團公司的股本權益(包括中國中信集團公司的股份、購股權、衍生工具、認股權證及其他可轉換為股份的證券或任何其他衍生工具)；

(ii) (i)中信泰富的附屬公司；或(ii)中信泰富或其任何附屬公司的退休金；或(iii)中信泰富的顧問(收購守則下「聯繫人」定義中第(2)類所指定者)概無擁有或控制中信泰富任何股權，於有關期間亦概無買賣股份；

(iii) 概無任何人士與中信泰富或屬於中信泰富聯繫人(按收購守則「聯繫人」定義第(1)、(2)、(3)及(4)類所界定者)的任何人士訂立收購守則規則22註釋8所載的任何安排；

(iv) 除已轉借或出售的任何借入股份外，中國中信集團公司一致行動人士的成員、中信泰富或董事概無借入或借出任何股份；

(v) 獨立股東概無不可撤回地承諾投票贊成或反對協議及／或清洗豁免；

(vi) 中國中信集團公司或任何與其一致行動的人士概無與任何董事、近期董事、股東及近期股東訂立任何與協議及／或清洗豁免有關或取決於協議及／或清洗豁免結果的任何協議、安排或諒解(包括任何補償安排)。概無就協議及清洗豁免給予任何董事利益作為離職或其他補償；

(vii) 董事概無與任何其他人士訂立以協議及清洗豁免為條件或取決於其結果或其他有關的協議或安排；

(viii) 中國中信集團公司概無訂立任何董事於其中擁有重大個人權益的重大合約；

(ix) 董事概無於本集團任何成員公司自二零零七年十二月三十一日(即中信泰富最近期刊發經審核綜合財務報表的結算日)以來所收購或出售或租賃或擬收購或出售或租賃的任何資產中直接或間接擁有任何權益；

(x) 除通函中披露榮智健持有418,418,000股股份及2,000,000股購股權；李士林持有300,000股股份及500,000股購股權；及常振明持有500,000股購股權外，中國中信集團公司的董事概無於中信泰富持有任何股權；及

(xi) 除通函所披露者外，董事、中國中信集團公司董事或中國中信集團公司一致行動人士的成員於有關期間內概無買賣任何中信泰富的股份、可換股證券、認股權證、購股權或衍生工具以換取任何價值。中國中信集團公司一致行動人士於中信泰富的股權於通函「董事會函件」中「中信泰富因轉換而導致的股權變動」一節內披露。

4. 重大合約

以下為中信泰富於緊接通函日期前兩年內訂立，或根據收購守則或上市規則（視乎情況而定）須於通函中披露的重大合約（並非於通常業務運作中訂立之合約）：

1. 協議；

2. 備用信貸；

3. 愉星企業有限公司（「愉星企業」）（大昌行集團有限公司（「大昌行」）的全資附屬公司及中信泰富的非全資附屬公司）、大昌行、駿佳投資有限公司（「駿佳投資」）與麥慶龍先生於二零零八年八月二十六日訂立的一項買賣協議；據此，愉星企業（或其代名人）同意購買，而駿佳投資同意出售碩晉控股有限公司及易博控股有限公司分別49%及50%之股本權益以及相關股東貸款，總代價為港幣143,716,000元；

4. 大昌行及法國巴黎融資（亞太）有限公司（為其自身及代表其他包銷商）就大昌行股份的香港公開發售而於二零零七年十月三日訂立的公開發售包銷協議；及大昌行與包銷商就國際配售而於二零零七年十月十日訂立的國際包銷協議；據此，包銷商各自同意根據大昌行於二零零七年十月四日刊發的招股章程所載的條款及條件，自行作出認購或促使他人作出認購；

5. 中信1616集團有限公司(「中信1616」)及法國巴黎融資(亞太)有限公司(為其自身及代表其他包銷商)就中信1616股份(「中信1616股份」)的香港公開發售而於二零零七年三月二十一日訂立的包銷協議；及就國際配售而於二零零七年三月二十八日訂立的國際包銷協議；據此，包銷商各自同意根據中信1616刊發的招股章程所載的條款及條件，自行作出認購或促使他人作出認購；

6. 約務更替合約：

   (i) 日期為二零零八年七月九日的確認函件，證明中信泰富與花旗銀行香港分行(「花旗銀行」)於二零零八年七月八日訂立的一項外匯遠期交易的條款，據此，中信泰富同意，在二零零八年十一月四日至二零一零年十月六日期間：(A)倘澳元兑美元的參考匯率於釐定匯率日期相等於或高於遠期匯率(即澳元兑美元的匯率介乎0.8000至0.8600，視乎釐定匯率日期而定)，以美元向花旗銀行購買合約金額一千萬澳元；或(B)倘澳元兑美元的參考匯率於釐定匯率日期低於遠期匯率，則以美元向花旗銀行購買合約金額三千萬澳元(相等於該等合約金額乘以遠期匯率)。該項交易設有終止條款，據此，倘發生終止事項，訂約方須支付結算款額，而其餘交易應予終止(詳情載於確認函件)；

   (ii) 日期為二零零八年七月十六日的確認函件，證明中信泰富與Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.(以Rabobank International名義進行交易)(「Rabobank」)(透過其香港辦事處行事)於二零零八年七月十六日訂立的24項外匯遠期交易的條款，據此，中信泰富同意就每項交易：(A)倘澳元兑美元的參考匯率於到期日相等於或高於遠期匯率(即澳元兑美元的匯率介乎0.7815至0.9600，視乎到期日而定)，以美元向Rabobank購買一千萬澳元(相等於該等澳元款額乘以有關到期日的遠期匯率)；或(B)倘澳元兑美元的參考匯率於到期日低於遠期匯率，則以美元向Rabobank購買二千五百萬澳元(相等於該等澳元款額乘以指定到期日的遠期匯率)，該等交易的到期日為介乎二零零八年十月十六日至二零一零年九月十六日期間的指定日期。各項交易均設終止條款，據此，倘發生終止事項，訂約方須支付結算款額，而其餘交易應予終止(詳情載於確認函件)；

(iii) 日期為二零零八年八月二十六日的確認函件，證明中信泰富與渣打銀行(「渣打銀行」)於二零零八年七月十六日訂立的24項外匯遠期交易的條款，據此，中信泰富同意就每項交易：(A)倘澳元兑美元的匯率於到期日高於或相等於履約價(即澳元兑美元的匯率介乎0.7840至0.9600，視乎到期日而定)，以美元向渣打銀行購買一千五百萬澳元；或(B)倘澳元兑美元的匯率於到期日低於履約價，則以美元向渣打銀行購買三千七百五十萬澳元(相等於該等澳元款額乘以履約價)，24項交易的到期日介乎二零零八年十月十六日至二零一零年九月十六日，而結算日則介乎二零零八年十二月十八日至二零一零年九月二十日。各項交易設有目標終止條款，據此，倘發生目標終止事項，訂約方須支付結算款額，而其餘交易應予終止(詳情載於確認函件)；

(iv) 日期為二零零八年十月三十日的經修訂確認函件，證明中信泰富與NATIXIS於二零零八年七月十八日訂立的一項外匯遠期交易的條款，據此，中信泰富同意就每項交易：(A)倘澳元兑美元的匯率於釐定日期相等於或高於履約價(即澳元兑美元的匯率介乎0.7810至0.9400，視乎釐定日期而定)，以美元向NATIXIS購買一千萬澳元；或(B)倘澳元兑美元的匯率於釐定日期低於履約價，則以美元向NATIXIS購買二千五百萬澳元(相等於該等澳元款額乘以履約價)，24個釐定日期介乎二零零八年十月二十日至二零一零年九月二十日，而結算日則介乎二零零八年十月二十二日至二零一零年九月二十二日。該項交易設有終止條款，據此，倘發生終止事項，訂約方須支付結算款額，而其餘交易應予終止(詳情載於確認函件)；

(v) 日期為二零零八年八月十三日的確認函件，證明中信泰富與Credit Suisse International(「CSIN」)於二零零八年七月二十二日訂立的一項外匯遠期交易的條款，據此，中信泰富同意：(A)倘澳元兑美元的外匯匯率於估值日期相等於或高於履約價(即澳元兑美元的匯率介乎0.7810至0.9430，視乎估值日期而定)，以美元向CSIN購買一千萬澳元；或(B)倘澳元兑美元的外匯匯率於估值日期低於履約價，則以美元向CSIN購買二千五百萬澳元(相等於該等澳元款額乘以有關估值日期的履約價)，24個估值日期介乎二零零八年十月二十九日至二零一零年九月二十八日，而結算日則介乎二零零

八年十月三十一日至二零一零年九月三十日。該交易設有終止條款，據此，倘發生終止事項，訂約方須支付結算款額，而其餘交易應予終止(詳情載於確認函件)；

(vi) 日期為二零零八年七月二十四日的確認函件(於二零零八年十月二十二日修訂，有關修訂於二零零八年十月二十一日生效)，證明中信泰富與美國銀行(「美國銀行」)於二零零八年七月二十三日訂立的一項外匯遠期交易的條款，據此，中信泰富同意：(A)倘澳元兌美元的參考匯率於估值日期高於或相等於遠期匯率(即澳元兌美元的匯率介乎0.7765至0.9400，視乎估值日期而定)，以美元向美國銀行購買六百五十三萬三千三百三十三澳元；或(B)倘澳元兌美元的參考匯率於估值日期低於遠期匯率，則以美元向美國銀行購買一千六百三十三萬三千三百三十三澳元(相等於該等澳元款額乘以遠期匯率)，24個估值日期介乎二零零八年十月二十三日至二零一零年九月二十二日，而結算日則介乎二零零八年十月二十七日至二零一零年九月二十七日。該項交易設有終止條款，據此，倘發生終止事項，訂約方須支付結算款額，而其餘交易應予終止(詳情載於確認函件)；

(vii) 日期為二零零八年九月五日的確認函件(於二零零八年十月二日修訂，有關修訂於二零零八年九月二十九日生效)，證明中信泰富與巴克萊銀行(「巴克萊」)於二零零八年七月二十三日訂立的24項外匯遠期交易的條款，據此，中信泰富同意就每項交易：(A)倘澳元兌美元的匯率於到期日高於或相等於履約價(即澳元兌美元的匯率介乎0.7735至0.9400，視乎到期日而定)，以美元向巴克萊購買四百一十六萬六千六百六十六點六七澳元；或(B)倘澳元兌美元的參考匯率於到期日低於履約價，則以美元向巴克萊購買四百一十六萬六千六百六十六點六七澳元的2.5倍(就(A)而言，相等於澳元款額乘以履約價；或就(B)而言，相等於澳元款額的2.5倍乘以履約價)，24項交易的到期日介乎二零零八年十月二十三日至二零一零年九月二十二日，而結算日則介乎二零零八年十月二十七日至二零一零年九月二十七日。各項交易設有觸發條款，據此，倘發生觸發事項，訂約方須支付結算款額，而其餘交易應予終止(詳情載於確認函件)；

(viii) 日期為二零零八年八月二十九日的確認函件，證明中信泰富與法國巴黎銀行香港分行(「法國巴黎銀行」)於二零零八年七月二十五日訂立的一項外匯遠期交易的條款，據此，中信泰富同意：(A)倘澳元兌美元的匯率於估值日期相等於或高於遠期匯率(即澳元兌

美元的匯率介乎0.7880至0.9395，視乎估值日期而定)，以美元向法國巴黎銀行購買一千萬澳元；或(B)倘澳元兑美元的匯率於估值日期低於遠期匯率，則以美元向法國巴黎銀行購買二千萬澳元(相等於該等澳元款額乘以遠期匯率)，24個估值日期介乎二零零八年九月二十五日至二零一零年八月二十六日，而結算日則介乎二零零八年九月二十九日至二零一零年八月三十日。該交易設有終止條款，據此，倘發生終止事項，訂約方須支付結算款額，而其餘交易應予終止(詳情載於確認函件)；

(ix) 日期為二零零八年八月十三日的確認函件，證明中信泰富與CSIN於二零零八年七月二十八日訂立的一項外匯遠期交易的條款，據此，中信泰富同意：(A)倘澳元兑美元的外匯匯率於估值日期相等於或高於履約價(即澳元兑美元的匯率介乎0.7730至0.9430，視乎估值日期而定)，以美元向CSIN購買一千萬澳元；或(B)倘澳元兑美元的外匯匯率於估值日期低於履約價，則以美元向CSIN購買二千五百萬澳元(相等於該等澳元款額乘以有關估值日期的履約價)，24個估值日期介乎二零零八年十月二十八日至二零一零年九月二十八日，而結算日則介乎二零零八年十月三十日至二零一零年九月三十日。該項交易設有終止條款，據此，倘發生終止事項，訂約方須支付結算款額，而其餘交易應予終止(詳情載於確認函件)；

(x) 日期為二零零八年八月二十一日的確認函件，證明中信泰富與Morgan Stanley Capital Services Inc.(「MS」)於二零零八年七月二十九日訂立的一項外匯遠期交易的條款，據此，中信泰富同意：(A)倘澳元兑美元的匯率於到期日相等於或高於參考履約價(即澳元兑美元的匯率介乎0.7770至0.9560，視乎到期日而定)，以美元向MS購買一千萬澳元；或(B)倘澳元兑美元的匯率於到期日低於參考履約價，則以美元向MS購買二千五百萬澳元(相等於該等澳元款額乘以參考履約價)，24個到期日介乎二零零八年九月二十六日至二零一零年八月二十六日，而結算日則介乎二零零八年九月三十日至二零一零年八月三十日。該項交易設有目標贖回條款，據此，倘發生目標事項，訂約方須支付結算款額，而其餘交易應予終止(詳情載於確認函件)；

(xi) 日期為二零零八年九月五日的確認函件，證明中信泰富與巴克萊於二零零八年八月五日訂立的24項外匯遠期交易的條款，據此，中信泰富同意就每項交易：(A)倘澳元兑美元的參考匯率於到期日高於或相等於履約價(即澳元兑美元的匯率介乎0.7725至0.9350，視乎到期日而定)，以美元向巴克萊購買五百萬澳元；或(B)倘澳元兑美元的參考匯率於到期日低於履約價，則以美元向巴克萊購買五百萬澳元的兩倍(就(A)而言，相等於澳元款額乘以履約價；或就(B)而言，相等於澳元款額的兩倍乘以履約價)，24項交易的到期日介乎二零零八年十月二日至二零一零年九月三日，而結算日則介乎二零零八年十月八日至二零一零年九月七日。各項交易設有觸發條款，據此，倘發生觸發事項，訂約方須支付結算款額，而其餘交易應予終止(詳情載於確認函件)；

7. 澳元累計目標可贖回遠期合約：

(i) 日期為二零零八年七月十七日的確認函件，證明中信泰富與渣打銀行於二零零八年六月十二日訂立的24項外匯遠期交易的條款，據此，中信泰富同意就每項交易：(A)倘澳元兑美元的匯率於到期日高於或相等於遠期匯率(即澳元兑美元的匯率為0.7975)，以美元向渣打銀行購買八百萬澳元；或(B)倘澳元兑美元的匯率於到期日低於遠期匯率，則以美元向渣打銀行購買二千萬澳元(相等於該等澳元款額乘以遠期匯率)，24項交易的到期日介乎二零零八年九月十二日至二零一零年八月十二日，而結算日則介乎二零零八年十一月十七日至二零一零年八月十六日。各項交易設有終止條款，據此，倘發生終止事項，訂約方須支付結算款額，而其餘交易應予終止(詳情載於確認函件)；

(ii) 日期為二零零八年七月三十日的合約細則，載列Sino Iron與國家開發銀行(「國家開發銀行」)於二零零八年七月二十九日訂立的一項外匯遠期交易的條款，據此，Sino Iron就各指定期間同意：(A)倘澳元兑美元的結算匯率於到期日相等於或高於每月履約價(即澳元兑美元的匯率介乎0.7750至0.9600，視乎到期日而定)，以美元向國家開發銀行購買二千萬澳元；或(B)倘澳元兑美元的結算匯率於到期日低於每月履約價，則以美元向國家開發銀行購買五千萬

澳元(相等於該等澳元款額乘以每月履約價)，24個到期日介乎二零零八年十月十五日至二零一零年九月十五日，而結算日則介乎二零零八年十月十七日至二零一零年九月十七日。該等交易設有終止條款，據此，倘發生終止事項，訂約方須支付結算款額，而其餘交易應予終止(詳情載於合約細則)；

(iii) 日期為二零零八年八月十二日的確認函件，證明中信泰富與香港上海滙豐銀行有限公司(「滙豐」)於二零零八年八月八日訂立的24項外匯遠期交易的條款，據此，中信泰富同意就每項交易：(A)倘澳元兌美元的匯率於釐定日期相等於或高於遠期匯率(即澳元兌美元的匯率為0.7900)，以美元向滙豐購買一千萬澳元；或(B)倘澳元兌美元的匯率於釐定日期低於遠期匯率，則以美元向滙豐購買二千萬澳元(相等於該等澳元款額乘以遠期匯率)，24項交易的釐定日期介乎二零零八年九月十日至二零一零年八月十日。各項交易設有目標贖回條款，據此，倘發生目標事項，訂約方須支付結算款額，而其餘交易應予終止(詳情載於確認函件)；

(iv) 日期為二零零八年八月十一日的合約細則，載列Sino Iron與國家開發銀行於二零零八年八月八日訂立的一項外匯遠期交易的條款，據此，Sino Iron同意：(A)倘澳元兌美元的結算匯率於到期日相等於或高於0.7860，以美元向國家開發銀行購買一千萬澳元；或(B)倘澳元兌美元的結算匯率於到期日低於0.7860，則以美元向國家開發銀行購買二千五百萬澳元(相等於該澳元款額乘以0.7860)，24個到期日介乎二零零八年九月十日至二零一零年八月十日，而結算日則介乎二零零八年九月十二日至二零一零年八月十二日。該項交易設有終止條款，據此，倘發生終止事項，訂約方須支付結算款額，而其餘交易應予終止(詳情載於合約細則)；

(v) 日期為二零零八年八月二十日的確認函件，證明中信泰富與Calyon於二零零八年八月十一日訂立的一項外匯遠期交易的條款，據此，中信泰富同意：(A)倘澳元兌美元的匯率於估值日期相等於或高於履約價(即澳元兌美元的結算匯率為0.7900)，以美元向Calyon購買一千萬澳元；或(B)倘澳元兌美元的結算匯率於估值日期低於履約價，則以美元向Calyon購買二千萬澳元(相等於該等澳元款額乘以

履約價)，估值日期介乎二零零八年九月十一日至二零一零年八月十一日，而結算日則介乎二零零八年九月十六日至二零一零年八月十三日。該項交易設有終止條款，據此，倘發生終止事項，訂約方須支付結算款額，而其餘交易應予終止(詳情載於確認函件)；

8. 每日累計澳元遠期合約：

(i) 日期為二零零七年十一月七日的經修訂及重列確認函件，證明中信泰富與Calyon於二零零七年八月三十日訂立外匯遠期交易的條款，據此中信泰富同意向Calyon以美元(等於有關金額以0.7680的匯率由澳元兌換為美元)購入(A)零澳元(倘結算匯率等於或高於0.8500)；或(B)五萬澳元(倘結算匯率等於或高於0.7680及低於0.8500)；或(C)十萬澳元(倘結算匯率低於0.7680)，有關金額由二零零七年八月三十日至二零零九年二月二十五日指定期間將每日計算，並於二零零八年二月二十九日至二零零九年二月二十七日期間的指定日期結算；

(ii) 日期為二零零七年十月十日的確認函件，證明中信泰富與滙豐於二零零七年九月七日訂立19項外匯遠期交易的條款，據此，中信泰富同意向滙豐購入等於十萬澳元乘以指定累計期間的日數(倘結算匯率低於0.8500)，以換取等於七萬八千美元乘以指定累計期間的日數的金額(倘結算匯率低於0.8500)，首個累計期間由二零零七年九月十日開始，最後的累計期間於二零零九年九月九日結束，而該等交易將於二零零八年三月十一日至二零零九年九月十一日期間的指定日期結算；

(iii) 日期為二零零七年十月十日的確認函件，證明中信泰富與滙豐於二零零七年九月七日訂立19項外匯遠期交易的條款，據此，中信泰富同意向滙豐購入等於(i)十五萬澳元乘以指定累計期間的日數(倘結算匯率等於或高於0.7680但低於0.8500)，另加(ii)等於三十萬澳元的金額乘以相同指定累計期間的日數(倘結算匯率低於0.7680)，以換取等於(iii)十一萬五千二百美元乘以相同指定累計期間的日數的金額(倘結算匯率等於或高於0.7680但低於0.8500)，另加(iv)等於二十三萬零四百美元乘以相同指定累計期間的日數的金額(倘結算匯率低於0.7680)，首個累計期間由二零零七年九月十日開始，

最後的累計期間於二零零九年九月九日結束，而該等交易將於二零零八年三月十一日至二零零九年九月十一日期間的指定日期結算；

9. 雙貨幣累計目標可贖回遠期合約：

(i) 日期為二零零八年七月二十二日的確認函件，證明中信泰富與滙豐於二零零八年七月十五日訂立24項外匯遠期交易的條款，據此，就各項交易，中信泰富同意向滙豐購入(A)(i)四百萬澳元(倘澳元兑美元的匯率於有關釐定日期等於或高於0.8450)，以換取相等於四百萬澳元乘0.8450的美元金額(「條件1」)；或(ii)八百萬澳元(倘澳元兑美元的匯率於有關釐定日期低於0.8450)，以換取相等於八百萬澳元乘0.8450的美元金額(「條件2」)；及(B)(i)二百萬歐羅(倘歐羅兑美元的匯率於有關釐定日期等於或高於1.4400)，以換取相等於二百萬歐羅乘1.4400的美元金額(「條件3」)；或(ii)四百萬歐羅(倘歐羅兑美元的匯率於有關釐定日期低於1.4400)，以換取相等於四百萬歐羅乘1.4400的美元金額(「條件4」)；該24項交易的釐定日期為由二零零八年八月十四日至二零一零年七月十五日期間內相隔一個月的日期，倘條件1及3均於一釐定日期達致，該項交易將根據確認函件的條款所計算產生每月較低貨幣配對收益的有關條件結算。該等交易設有目標可贖回條款，據此，倘發生相關目標事項，訂約方須支付結算款項，而餘下的交易應予終止(詳情載於確認函件)；

(ii) 日期為二零零八年八月四日的確認函件，證明中信泰富與法國巴黎銀行於二零零八年七月十八日訂立外匯遠期交易的條款，據此，中信泰富同意向法國巴黎銀行購入(A)(i)等於二百萬美元乘以歐羅遠期匯率的歐羅金額(倘歐羅兑美元的匯率介乎1.3820至1.4600，視乎估值日而定)(倘歐羅兑美元的參考價格於估值日等於或高於歐羅遠期匯率)，或(ii)相等於五百萬美元乘以歐羅遠期匯率的歐羅金額(倘歐羅兑美元的參考價格於估值日低於歐羅的遠期匯率；及(B)(i)等於二百萬美元乘以澳元遠期匯率的澳元金額(倘澳元兑美元的匯率介乎0.7900至0.9500，視乎估值日而定)(倘澳元兑美元的參考價格於估值日等於或高於澳元遠期匯率)，或(ii)相等於五百萬美元乘以澳元遠期匯率的澳元金額(倘澳元兑美元的參考價格

於估值日低於澳元的遠期匯率)，24個估值日期介乎二零零八年八月二十日至二零一零年七月二十日，而結算日則介乎二零零八年八月二十二日至二零一零年七月二十二日；惟於每一結算日，將僅結算每月內在值較低的貨幣配對(按各相應估值日計算者，詳情載於確認函件)。該項交易設有終止條款，據此，倘出現有關終止事項，訂約方須支付結算款項，而餘下的交易應予終止(詳情載於確認函件)；

10. 人民幣累計目標可贖回遠期合約：

(i) 日期為二零零八年十月二十八日的經修訂確認函件，證明中信泰富與德意志銀行香港分行(「德意志銀行」)於二零零八年七月八日訂立18項外匯遠期交易的條款，據此，(A)德意志銀行同意，倘美元兑人民幣的匯率於估值日低於或等於結算匯率(即介乎6.8900至6.4500的匯率，視乎估值日而定)，則向中信泰富支付等於一千萬美元乘以(i)結算匯率減美元兑人民幣的匯率除以(ii)美元兑人民幣的匯率；(B)中信泰富同意，倘美元兑人民幣的匯率於估值日較結算匯率高出少於或等於1.5，則向德意志銀行支付等於二千萬美元乘以(i)美元兑人民幣的匯率減結算匯率除以(ii)美元兑人民幣的匯率；及(C)中信泰富同意，倘美元兑人民幣的匯率於估值日較結算匯率高出多於1.5，則向德意志銀行支付等於二千萬美元乘以(i)1.5除以(ii)美元兑人民幣的匯率(該18項交易的估值日為二零零八年八月七日至二零一零年一月七日期間內相隔一個月的日期)；該等交易設有目標溢利條文，據此，倘發生目標溢利事項，將須支付結算款項，而餘下交易應予終止(詳情載於確認函件)；

(ii) 日期為二零零八年七月二十二日的確認函件，證明中信泰富與Calyon於二零零八年七月十六日訂立外匯遠期交易的條款，據此，(A) Calyon同意，倘美元兑人民幣的匯率於估值日低於或等於履約匯率(即介乎6.8520至6.3500的匯率，視乎估值日而定)，則向中信泰富支付等於一千萬美元乘以(i)履約匯率減美元兑人民幣的匯率除以(ii)美元兑人民幣的匯率；及(B)中信泰富同意，倘美元兑人民幣的匯率於估值日高於履約匯率，則向Calyon支付等於二千萬美

元乘以(i)美元兑人民幣的匯率減履約匯率除以(ii)美元兑人民幣的匯率，18個估值日期介乎二零零八年八月十四日至二零一零年一月十五日，而結算日則介乎二零零八年八月十八日至二零一零年一月十九日；該等交易設有終止條款，據此，倘發生終止事項，將須支付結算款項，而餘下的交易則予終止(詳情載於確認函件)；及

(iii) 日期為二零零八年八月十二日的確認函件(於二零零八年九月二十四日修訂，有關修訂於二零零八年九月二十三日生效)，證明中信泰富與Calyon於二零零八年七月十八日訂立外匯遠期交易的條款，據此，(A) Calyon同意，倘美元兑人民幣的匯率於釐定日期低於或等於履約匯率(即介乎6.8520至6.1000的匯率，視乎釐定日期而定)，則向中信泰富支付等於八百萬美元乘以(i)履約匯率減美元兑人民幣的匯率除以(ii)美元兑人民幣的匯率；及(B)中信泰富同意，倘美元兑人民幣的匯率於釐定日期高於履約匯率，則向Calyon支付等於一千六百萬美元乘以(i)美元兑人民幣的匯率減履約匯率除以(ii)美元兑人民幣的匯率，24個釐定日期介乎二零零八年八月二十日至二零一零年七月二十日，而進行結算的交付日期則介乎二零零八年八月二十二日至二零一零年七月二十二日；該等交易設有終止條款，據此，倘發生終止事項，將須支付結算款項，而餘下的交易則予終止(詳情載於確認函件)。

除上文所披露之合約外，於最後實際可行日期，中信泰富或其附屬公司在緊接通函日期前兩年內並無訂立任何重大合約(並非於日常業務過程中訂立之合約)。

5. 訴訟及索償

於二零零八年十月二十二日，證監會公開宣佈其確認已對中信泰富的事件展開正式調查，而當時並無進一步評論。

於最後實際可行日期，中信泰富或其任何附屬公司概無牽涉任何重大訴訟或索償，且就董事所知悉，中信泰富或其任何附屬公司亦無任何尚未了結或蒙受威脅的重大訴訟或索償。

6. 競爭權益

概無董事或彼等各自的聯繫人於與本集團業務競爭或可能構成競爭的業務中擁有權益。

7. 股份市價

於(i)緊接二零零八年十一月十二日(即該公佈刊發日期)前六個月起至最後實際可行日期止期間每個曆月結束時；(ii)最後完整交易日；及(iii)最後實際可行日期，股份在聯交所所報之收市價如下：

日期	股份收市價 *(港幣元)*
二零零八年五月三十日	33.50
二零零八年六月三十日	28.75
二零零八年七月三十一日	30.00
二零零八年八月二十九日	27.35
二零零八年九月三十日	22.30
最後完整交易日(二零零八年十月三十日)	5.00
二零零八年十月三十一日	6.06
最後實際可行日期	5.22

於有關期間內，股份在聯交所所報之最高及最低收市價分別為於二零零八年五月十三日的港幣35.90元及於二零零八年十月二十七日的港幣3.66元。

8. 董事的服務合約

於最後實際可行日期：

(i) 概無董事與本集團任何成員公司訂有或建議訂立任何並非於一年內屆滿或僱主於一年內不作出賠償(法定賠償除外)即不得終止的服務合約；及

(ii) 概無董事與中信泰富或其任何附屬公司或聯營公司訂有任何仍然生效之現行服務合約或建議訂立服務合約，而該等合約為：(a)於該公佈日期前六個月內訂立或修訂(包括持續及定期合約)；(b)通知期為十二個月或以上的持續合約；或(c)有效期為十二個月以上的定期合約(不論通知期長短)。

9. 專家資格及同意書

下列為於通函提供意見或建議的專業顧問的資格。

名稱	資格
獨立財務顧問	英高財務顧問有限公司，根據證券及期貨條例獲准從事第一類(證券交易)、第四類(就證券提供意見)、第六類(就機構融資提供意見)及第九類(提供資產管理)受規管活動的持牌法團，為該等獨立董事委員會及獨立股東之獨立財務顧問
羅兵咸永道會計師事務所	執業會計師
萊坊測計師行有限公司	專業物業估值師

上述各專家已就通函的刊發發出書面同意書，同意按照通函中所載格式及涵義轉載其意見、函件或建議及／或所有提述及引述其名稱，且迄今並無撤回其書面同意書。

於最後實際可行日期，上述各專家概無(i)於本集團任何成員公司中直接或間接擁有任何股權，或認購或提名他人認購本集團任何成員公司之證券的權利(不論是否可依法強制執行)，或(ii)於本集團任何成員公司自二零零七年十二月三十一日(中信泰富最近期刊發的經審核綜合財務報表的結算日)起收購或出售或租賃，或擬收購或出售或租賃之任何資產中擁有任何直接或間接權益。

10. 其他事項

(i) 中信泰富的秘書為陳翠嬌女士，ACIS、MA，而中信泰富根據上市規則第3.24條委任的合資格會計師為莫偉龍先生，FCA、FCPA。

(ii) 中信泰富的註冊辦事處位於香港中環添美道一號中信大廈三十二樓。

(iii) 中信香港的註冊辦事處位於香港中環添美道一號中信大廈三十二樓。於最後實際可行日期，中信香港的最終控股股東為中國中信集團公司(其持有中信香港全部權益)，而中信香港的董事為孔丹先生、榮智健先生、范鴻齡先生、王炯先生、蔡星海先生、莊尋倉先生及劉基輔先生。中國中信集團公司的註冊辦事處位於中國北京市朝陽區新源南路6號京城大廈，郵政編碼：100004，其香港通訊地址為香港中環添美道一號中信大廈三十二樓。中國中信集團公司的董事為孔丹先生、常振明先生、王川先生、經叔平先生、榮智健先生、秘增信先生、竇建中先生、李士

林先生、溫晉平先生、王炯先生、趙景文先生、陳小憲先生、郭克彤先生、蒲堅先生、王東明先生、郭志榮先生、邱毅勇先生、王健芝先生、洪波先生、任沁新先生、宣二牛先生、居偉民先生、孫亞雷先生、徐玉棣先生、李康先生、孫曉文先生、張極井先生、羅寧先生及孫新國先生。

(iv) 中信証券融資(香港)有限公司的註冊辦事處位於香港中環添美道一號中信大廈二十六樓。

(v) 英高財務顧問有限公司的註冊辦事處位於香港中環康樂廣場8號交易廣場第2期40樓。

(vi) 董事(包括該等獨立董事委員會的董事)已表明有意以彼等本身的實益股權(如有)投票贊成協議。

(vii) 除因身為中國中信集團公司一致行動人士的成員而將放棄就清洗豁免投票的董事外,董事(包括該等獨立董事委員會的董事)已表明有意以彼等本身的實益股權(如有)投票贊成清洗豁免。

(viii) 於最後實際可行日期,概無訂立任何協議、安排或諒解,以轉讓、質押或抵押根據可換股債券獲轉換而將予發行的新股份所附帶的任何投票權。

(ix) 通函及代表委任表格的中、英文版本如有任何歧義,概以英文版本為準。

11. 備查文件

以下文件由通函刊發日期起至二零零八年十二月十九日(即舉行股東特別大會的日期)(包括該日)止期間,(i)於上午九時正至下午五時正的一般辦公時間(不包括星期六、星期日及公眾假期)內在中信泰富的香港主要營業地點;(ii)中信泰富網站www.citicpacific.com;及(iii)證監會網站www.sfc.hk可供查閱:

(i) 中信泰富的組織章程大綱及新組織章程細則;

(ii) 中國中信集團公司的組織章程細則;

(iii) 本附錄「重大合約」一節所述的合約;

(iv) 萊坊測計師行有限公司編製有關本集團若干物業權益的函件、估值概要及估值報告,全文載於通函附錄三;

(v) 中信泰富截至二零零七年十二月三十一日止兩個年度的年報；

(vi) 中信泰富截至二零零八年六月三十日止六個月的中期報告；

(vii) 本附錄「專家資格及同意書」一節所述的同意書；

(viii) 申報會計師就本集團的未經審核備考財務資料發出的報告，全文載於通函附錄二；

(ix) 上市規則獨立董事委員會函件，全文載於通函第31頁；

(x) 清洗豁免獨立董事委員會函件，全文載於通函第32頁；

(xi) 獨立財務顧問函件，全文載於通函第33頁至第56頁；

(xii) 通函的副本；及

(xiii) 自最近期刊發經審核賬目日期以來所有根據上市規則第14章及／或14A章所載規定而刊發通函的副本。

CITIC Pacific Limited
中信泰富有限公司
(於香港註冊成立的有限公司)
(股份代號：00267)

股東特別大會通告

茲通告中信泰富有限公司(「**中信泰富**」)謹訂於二零零八年十二月十九日(星期五)上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行股東特別大會(「**股東特別大會**」)，以考慮及酌情通過中信泰富下列決議案(不論有否修訂)：

普通決議案

1. 「**動議**：

a) 批准、確認及追認中信泰富及中國中信集團公司於二零零八年十一月十二日訂立的協議(「**協議**」)(詳情載於中信泰富於二零零八年十二月三日刊發的通函(「**通函**」)內，註有「A」字樣的協議及通函副本已呈交股東特別大會，並由股東特別大會主席草簽以資識別)，以及協議項下擬進行之交易；

b) 批准藉以增設額外的3,000,000,000股在各方面與現有已發行及未發行股份享有同等權益的股份，將中信泰富的法定股本由港幣十二億元(分為3,000,000,000股每股面值港幣0.40元的股份(「**股份**」))增加至港幣二十四億元(分為6,000,000,000股股份)；及

c) 授權中信泰富董事或其任何委員會進行一切彼等認為就落實第1項普通決議案下擬進行的交易而言屬必要或權宜的行動及簽署所有文件，包括但不限於(i)根據協議發行可換股債券(「**可換股債券**」)；(ii)在可換股債券所附的轉換權利獲正式行使時，向可換股

債券持有人發行及配發適當數目的新股份；(iii)約務更替(定義見通函)；及(iv)增加中信泰富的法定股本。」

2. 「**動議**待第1項普通決議案獲通過後，批准由香港證券及期貨事務監察委員會企業融資部執行董事及該執行董事委派的任何代表根據香港公司收購及合併守則規則26的豁免註釋1而已授出或將予授出的豁免，內容有關豁免中國中信集團公司因可換股債券所附轉換權獲行使時獲配發及發行新股份而須根據香港公司收購及合併守則規則26就其或與其一致行動人士尚未擁有的全部已發行股份向中信泰富股東提出強制性全面收購建議的責任。」

承董事會命
中信泰富有限公司
陳翠嫦
公司秘書

香港，二零零八年十二月三日

註冊辦事處：
香港
中環
添美道一號
中信大廈
三十二樓

附註：

(1) 有權出席上述大會並於會上投票之股東均有權委任一名代表代其出席並於以按股數投票方式表決時代其投票。代表毋須為中信泰富股東。

(2) 代表委任表格連同簽署人之授權書或其他授權文件(如有)或由公證人簽署證明之此等授權書或授權文件副本，須於該表格內指定之人士擬投票之大會或續會或以按股數投票方式表決(視乎情況而定)舉行時間不少於四十八小時前送達中信泰富的註冊辦事處，方為有效。

(3) 隨函附奉股東特別大會適用的代表委任表格。

CITIC PACIFIC

RECEIVED
2008 DEC 29 A 10:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 00267)

FORM OF PROXY

Form of proxy used by shareholders at the Extraordinary General Meeting (the "Meeting") of CITIC Pacific Limited 中信泰富有限公司 (the "Company") to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong at 10:30 a.m. on Friday, 19 December 2008.

I/We[a] ______________________________

of ______________________________

being the registered holder(s) of ______________ shares[b] of HK$0.40 each in the capital of the Company, **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** or [c] ______________________________

of ______________________________

as my/our proxy to vote and act for me/us at the Meeting (and at any adjournment thereof) of the Company to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong at 10:30 a.m. on Friday, 19 December 2008 for the purpose of considering and, if thought fit, passing the ordinary resolutions set out in the Notice convening the Meeting and at the Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the ordinary resolutions as indicated below[d].

	RESOLUTIONS[e]	FOR	AGAINST
1.	(a) To approve the agreement dated 12 November 2008 entered into between the Company and CITIC Group, details of which are set out in the circular of the Company dated 3 December 2008 (the "Circular") (b) To approve the increase in the authorised share capital of the Company from HK$1,200,000,000 divided into 3,000,000,000 shares of HK$0.40 each ("Shares") to HK$2,400,000,000 divided into 6,000,000,000 Shares by the creation of an additional 3,000,000,000 Shares (c) To authorise the directors of the Company or any committee thereof to do all acts and execute all documents they consider necessary or desirable to give effect to the transactions contemplated in this ordinary resolution no. 1		
2.	Subject to and conditional upon passing of ordinary resolution no. 1, to approve the whitewash waiver granted or to be granted by the Securities and Futures Commission of Hong Kong, details of which are set out in the Circular		

Dated this ______________ day of ______________ 2008

Shareholder's signature ______________________________

Notes:

(a) Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

(b) Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

(c) If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGNS IT.**

(d) **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "AGAINST".** Failure to tick any box will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the Notice convening the Meeting.

(e) The full text of the resolutions appears in the Notice of the Meeting contained in the Circular.

(f) This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its seal or under the hand of an officer or attorney duly authorised.

(g) In the case of joint holders of a share, the vote of the person whose name stands first in the register of members of the Company who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s).

(h) To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the registered office of the Company at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong not less than 48 hours before the time for holding the Meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote.

(i) The proxy need not be a member of the Company. A member may appoint more than one proxy to attend in the same occasion.

(j) Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號：00267)

代表委任表格

中信泰富有限公司(「本公司」)謹訂於二零零八年十二月十九日星期五上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行之股東特別大會(「大會」)適用之代表委任表格。

本人／吾等(a) ____,

地址為 ____；

為本公司股本中每股面值港幣0.40元股份 ____________________ 股(b)之登記持有人，**茲委任大會主席或**(c) ____

地址為 ____

為本人／吾等之代表，代表本人／吾等出席本公司於二零零八年十二月十九日星期五上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行之大會(及其任何續會)，以考慮並酌情通過大會通告所載之普通決議案，並於大會(及其任何續會)代表本人／吾等以本人／吾等名義依照下列指示(d)投票表決有關普通決議案。

	決議案(e)	贊成	反對
1.	(a) 批准本公司與中國中信集團公司於二零零八年十一月十二日訂立的協議(詳情載於本公司於二零零八年十二月三日刊發的通函(「通函」)內) (b) 批准藉以增設額外的3,000,000,000股股份，將本公司的法定股本由港幣十二億元(分為3,000,000,000股每股面值港幣0.40元的股份(「股份」))增加至港幣二十四億元(分為6,000,000,000股股份) (c) 授權本公司董事或其任何委員會進行一切彼等認為就落實第1項普通決議案下擬進行的交易而言屬必要或權宜的行動及簽署所有文件		
2.	待第1項普通決議案獲通過後，批准由香港證券及期貨事務監察委員會已授出或將予授出的清洗豁免，詳情載於通函內		

日期：二零零八年 ____________ 月 ____________ 日

股東簽署：______________________________

附註：

(a) 請用正楷填上全名及地址。

(b) 請填上以 閣下名義登記之股份數目。如不填上股份數目，則本代表委任表格將被視為代表所有以 閣下名義登記之本公司股份。

(c) 如擬委派大會主席以外之其他人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上 閣下所擬委派代表之姓名及地址。**本代表委任表格之每項更改，均須由簽署人簡簽示可。**

(d) **注意： 閣下如欲投票贊成決議案，請在適當之「贊成」欄內填上「✓」號，如欲投票反對決議案，則請在適當之「反對」欄內填上「✓」號。**如未有在投票欄內作出指示，則受委代表將有權自行決定如何投票。至於大會通告所述者以外而正式提呈大會之其他決議案，受委代表亦有權自行決定如何投票。

(e) 本決議案之詳情載於通函內之大會通告。

(f) 本代表委任表格必須由 閣下或 閣下之正式書面授權人簽署，如股東為公司，則必須蓋上公司印鑑或經由公司負責人或正式授權人簽署。

(g) 如屬聯名股東，而於本公司股東名冊上排名首位之持有人已投票，則不論其為親自或委派代表出席，其他聯名股東均無權投票。

(h) 代表委任表格連同簽署人之授權書或其他授權文件(如有)或由公證人簽署證明之該等授權書或授權文件副本，須於該表格內指定之人士擬投票之大會或續會或以按股數投票方式表決(視乎情況而定)舉行時間不少於四十八小時前送達本公司註冊辦事處，地址為香港中環添美道一號中信大廈三十二樓，方為有效。

(i) 受委代表毋須為本公司股東。股東可委任多於一位代表出席大會。

(j) 閣下於填妥並交回代表委任表格後，仍可親自出席大會並於會上投票。

RECEIVED
2009 DEC 29 A 10:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 00267)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "**EGM**") of CITIC Pacific Limited ("**CITIC Pacific**") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Friday, 19 December 2008 at 10:30 a.m. for the purpose of considering and, if thought fit, passing (with or without amendments) the following resolutions of CITIC Pacific:

ORDINARY RESOLUTIONS

1. "**THAT**:

   a) the agreement (the "**Agreement**") dated 12 November 2008 entered into between CITIC Pacific and CITIC Group, details of which are set out in the circular of CITIC Pacific dated 3 December 2008 (the "**Circular**") (a copy of the Agreement and the circular have been produced to the EGM marked "A" and initialled by the chairman of the EGM for the purpose of identification) and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified;

   b) the increase in the authorised share capital of CITIC Pacific from HKD1,200,000,000 divided into 3,000,000,000 shares of HKD0.40 each ("the **Shares**") to HKD2,400,000,000 divided into 6,000,000,000 Shares by the creation of an additional 3,000,000,000 Shares ranking pari passu in all respects with existing issued and unissued Shares be and is hereby approved; and

   c) the directors of CITIC Pacific or any committee thereof be and are hereby authorised to do all acts and execute all documents they consider necessary or desirable to give effect to the transactions contemplated in this ordinary resolution no. 1, including but not limited to (i) the issue of the convertible bond (the "**Convertible Bond**") pursuant to the Agreement; (ii) the issue and allotment to the holder of the Convertible Bond such appropriate number of new Shares upon the due exercise of the conversion rights attaching to the Convertible Bond; (iii) the Novation (as defined in the Circular) and (iv) the increase in the authorised share capital of CITIC Pacific."

2. "**THAT** subject to and conditional on the passing of ordinary resolution no. 1, the waiver granted or to be granted by the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong and any delegate of such Executive Director pursuant to Note 1 on dispensations from Rule 26 of the Hong Kong Code on Takeovers and Mergers in respect of the obligation on the part of CITIC Group to make a mandatory general offer to the shareholders of CITIC Pacific for all issued Shares not already owned by it or parties acting in concert with it under Rule 26 of the Hong Kong Code on Takeovers and Mergers as a result of the allotment and issue of the new Shares upon the exercise of conversion rights attaching to the Convertible Bond be and is hereby approved."

By Order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 3 December 2008

Registered Office:
32nd Floor
CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

Notes:

(1) Any member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and, on a poll, vote instead of him. A proxy need not be a member of CITIC Pacific.

(2) To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the registered office of CITIC Pacific not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote.

(3) A form of proxy for use at the EGM is enclosed herewith.

As at the date of this announcement, the executive directors of CITIC Pacific are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Vernon Francis Moore, Li Shilin, Liu Jifu, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of CITIC Pacific are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of CITIC Pacific are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於召開 2008 年臨時股東大會的通知。 大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2008-024

大冶特殊钢股份有限公司
关于召开二〇〇八年临时股东大会的通知

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

经公司第五届董事会第六次会议决议，定于 2008 年 12 月 24 日召开公司 2008 年临时股东大会。现将有关事宜通知如下：

一、召开会议基本情况

1、召开时间：2008 年 12 月 24 日上午 10 时

2、召开地点：公司报告厅

3、召集人：公司董事会

4、召开方式：现场投票

5、出席对象：

⑴ 截止2008年12月18日下午收市后，在中国证券登记结算有限责任公司深圳分公司登记在册的本公司全体股东；股东本人不能出席的，可书面委托代理人出席。

⑵ 公司董事、监事及高级管理人员；

⑶ 公司聘请的律师。

二、会议审议事项

1、提案名称：

⑴审议《关于调整公司第五届董事会董事的议案》；

⑵审议《关于修改2008年度日常关联交易预计的议案》；

⑶审议《关于增补郭培锋先生为公司第五届监事会监事的议案》；

2、披露情况：上述议案的详细内容见2008年8月26日、12月6日在《中国证券报》、《证券时报》、《上海证券报》及深圳巨潮网www.cninfo.com.cn上刊登的公司第五届董事会第四次会议决议公告、公司第五届董事会第六次会议决议公告、公司第五届监事会第四次会议决议公告。

3、特别强调事项：审议《关于调整公司第五届董事会董事议案》，就选举董事进行表决时，实行累计投票制。

三、现场股东大会会议登记方法

1、登记方式：现场、信函或传真方式

2、登记时间：2008年12月22日至12月23日上午9：00-12：00；下午2：00-5：00

3、登记地点：湖北省黄石市黄石大道316号大冶特殊钢股份有限公司董事会秘书室。

4、受托行使表决权人需登记和表决时提交文件的要求：法人股东的法定代表人持法人股东帐户、持股凭证、营业执照复印件和本人身份证，委托代理人持法人股东帐户、持股凭证、营业执照复印件、本人身份证和法定代表人授权委托书；个人股东持股东帐户、持股凭证、身份证，委托代理人持授权委托书、身份证和委托人股东帐户、持股凭证。

四、其他事项

1、会议联系方式：

⑴会议联系人：王平国　彭百条

⑵联系电话：0714—6297373

(3)传　　真：0714—6297280

(4)邮政编码：435001

2、会议费用：出席会议人员食宿及交通费自理；

五、授权委托书

兹全权委托　　　　先生（女士）代表本人出席大冶特殊钢股份有限公司 2008 年临时股东大会，并行使表决权。

委托人（签名）：　　　　　　　委托人身份证号：

委托人股东帐户：　　　　　　　委托人持股数：

受托人（签名）：　　　　　　　受托人身份证号：

委托权限：

委托日期：

特此公告。

大冶特殊钢股份有限公司

董　　事　　会

2008 年 12 月 5 日

****

完

香港， 二零零八年十二月五日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、莫偉龍先生、李士林先生、劉基輔先生、羅銘韜先生、王安德先生及郭文亮先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

RECEIVED
2008 DEC 29 A 10:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的第五屆董事會第六次會議決議公告。 大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　　　股票简称：大冶特钢　　　　公告编号：2008-022

大冶特殊钢股份有限公司
第五届董事会第六次会议决议公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

大冶特殊钢股份有限公司第五届董事会第六次会议于2008年12月2日以书面、传真或电子邮件方式发出通知，于2008年12月5日以通讯方式召开，会议应到董事9名，实到董事9名。会议符合《公司法》、《公司章程》的有关规定。经会议审议表决，通过了如下决议：

一、审议通过了《关于调整公司第五届董事会董事的议案》；

由于工作原因，李松兴先生、王培熹先生请求辞去公司第五届董事会董事职务。根据《公司章程》的规定，上述两名董事的辞职已生效。公司董事会对李松兴先生、王培熹先生在任职期间为公司的发展所作出的贡献表示衷心的感谢。

公司董事会提名增补阎胜科先生、吴巨波先生为公司第五届董事会董事候选

人，提交公司 2008 年临时股东大会选举产生。

该议案表决结果，同意票 9 票；弃权票、反对票为 0 票。

二、审议通过了《关于聘任公司董事会秘书的议案》；

经董事长提名，董事会决定聘任吴巨波先生为公司董事会秘书。

该议案表决结果，同意票 9 票；弃权票、反对票为 0 票。

公司独立董事吴茂清先生、周志海先生、沈岩先生、虞良杰先生发表了独立意见，认为：董事会提名的董事候选人、聘任的董事会秘书是符合《公司法》、《深圳证券交易所股票上市规则》、《公司章程》的规定的，提名的董事候选人和受聘的董事会秘书具备与其行使职权相适应的职业操守和专业素质，其程序合法有效。

三、审议通过了《关于召开公司 2008 年临时股东大会的通知》。

会议决定于 2008 年 12 月 24 日上午 10 时在公司报告厅召开公司 2008 年临时股东大会。

该议案表决结果，同意票 9 票；弃权票、反对票为 0 票。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2008 年 12 月 5 日

附：公司董事候选人、董事会秘书简历

阎胜科先生，男，汉族，1945 年 11 月出生，大学学历，学士学位，正高级工程师，现任石家庄钢铁有限责任公司党委书记、中信泰富特钢有限公司董事、副总裁。曾任石家庄钢铁厂副厂长、河北冶金企业集团公司企业经营部副主任、石家庄钢铁厂厂长、石家庄钢铁有限责任公司总经理、党委书记、董事长。属于公司关联人，不持有公司股份，且未受过中国证监会及其他有关部门的处罚和证券交易所惩戒。

吴巨波先生，男，汉族，1965 年 5 月出生，大学文化，高级会计师，现任

公司总会计师、代行董事会秘书职责。曾任北满特钢筹资科科长、北兴特钢财务部部长、湖北新冶钢有限公司财务部部长、公司监事。属于公司关联人，不持有公司股份，且未受过中国证监会及其他有关部门的处罚和证券交易所惩戒。

****

完

香港， 二零零八年十二月五日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、莫偉龍先生、李士林先生、劉基輔先生、羅銘韜先生、王安德先生及郭文亮先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

RECEIVED
2008 DEC 29 A 10:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的第五屆監事會第四次會議決議公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　　　股票简称：大冶特钢　　　　公告编号：2008-023

大冶特殊钢股份有限公司
第五届监事会第四次会议决议公告

本公司及其监事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

大冶特殊钢股份有限公司第五届监事会第四次会议于 2008 年 12 月 5 日以通讯方式召开，会议应到监事 4 人，实到监事 4 人，会议符合《公司法》、《公司章程》的有关规定。经会议审议表决，通过了《关于增补郭培锋先生为公司第五届监事会监事的议案》。

根据《公司章程》的规定，公司监事会提名增补郭培锋先生为公司第五届监事会监事候选人，提交公司 2008 年临时股东大会选举产生。

该议案表决结果，同意票 4 票，弃权票、反对票为 0 票。

特此公告。

大冶特殊钢股份有限公司

监　　事　　会

2008 年 12 月 5 日

附：监事候选人简历

郭培锋先生：男，汉族，1971 年 9 月出生，大专文化，工程师，经济师，现任湖北新冶钢有限公司总经理办公室主任。曾任江阴兴澄特种钢铁有限公司发展部科长。属于公司关联人，不持有公司股份，且未受过中国证监会及其他有关部门的处罚和证券交易所惩戒。

****
完

香港， 二零零八年十二月五日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、莫偉龍先生、李士林先生、劉基輔先生、羅銘韜先生、王安德先生及郭文亮先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

HKEx 香港交易所

RECEIVED
2008 DEC 29 A 10:32

Monthly Return On Movement of Listed Equity Securities
For the month ended (dd/mm/yyyy) : 30th November, 2008

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Evan Chan (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	267 CITIC Pacific Limited
Representative Name	Ms Stella Chan Chui Sheung
Contact Person	Ms Stella Chan
Contact No.	2820 2184 Submit Date December 8, 2008

A. Information on Types of Listed Equity Securities

- ☐ Ordinary shares
- ☐ Equity warrants
- ☐ Preference shares
- ☑ Other Classes of shares : Shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 267 Description : N/A

	No. of ~~Ordinary~~ Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date) ( )	-		-
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,200,000,000**

C. Movement in Issued Share Capital

	No. of ~~Ordinary~~ Shares (1)	(2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	2,193,149,160	-	-	-
Increase/ (Decrease) during the month	-	-	-	-
Balance at close of the month	2,193,149,160	-	-	-

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
29,760,000	-	-	-	-	29,760,000	-

Total Exercised Money During the Month (HKD) -

Equity Warrants : N/A

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. ( )					
Stock code					
Subscription price					

Convertibles : N/A

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue						No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-
3. Bonus Issue			Issue and allotment date : (dd/mm/yyyy)	(	)	-
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	-
6. Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	-
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-
8. Other (Please specify) ______	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-

Remarks:

____

____

Authorised signature: ______________

Name: Stella Chan Chui Sheung

Title: Company Secretary

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CITIC PACIFIC

CITIC Pacific Limited

中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

ANNOUNCEMENT PURSUANT TO RULE 13.10 OF THE LISTING RULES

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The board of directors (the "Board") of CITIC Pacific Limited (the "Company") has noted the increase in price of the shares of the Company today and wishes to state that it is not aware of any reasons for such increase.

The Board confirms that other than as disclosed in the circular of the Company dated 3 December 2008, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of The Rules Governing The Listing of Securities on the Stock Exchange (the "Listing Rules"), nor is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 18 December 2008

As at the date of this announcement, the executive directors of CITIC Pacific Limited are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Vernon Francis Moore, Li Shilin, Liu Jifu, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of CITIC Pacific Limited are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of CITIC Pacific Limited are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

RECEIVED
2008 DEC 29 A 10:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 00267)

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING HELD ON 19 DECEMBER 2008

At the extraordinary general meeting ("EGM") of CITIC Pacific Limited (the "Company") held on 19 December 2008, all the ordinary resolutions as set out in the notice of the EGM were duly passed by the Independent Shareholders of the Company by way of poll voting.

Reference is made to the circular of the Company dated 3 December 2008 (the "Circular") in relation to the Standby Facility, connected transactions involving subscription for Convertible Bond by CITIC Group, application for Whitewash Waiver, very substantial disposal involving certain leveraged foreign exchange contracts to be assumed by CITIC Group and the increase in authorised share capital. Unless the context otherwise requires, terms used in this announcement shall have the same meaning as defined in the Circular.

Poll results

The board of directors of the Company announces that at the EGM held on 19 December 2008, a resolution by way of poll voting was put forward at the request of a number of shareholders to adjourn the EGM. Accordingly, a poll voting was conducted. The poll results taken at the EGM on the adjournment were as follows:-

ORDINARY RESOLUTION		Number of Votes "FOR" (%)	Number of Votes "AGAINST" (%)
A	To adjourn the meeting for not less than 14 days or until such later date as the Directors may determine	668,327 (0.1020%)	654,622,835 (99.8980%)

As more than 50% of the votes were cast against the resolution to adjourn the EGM, the EGM proceeded to consider and vote on the ordinary resolutions as set out in the notice of the EGM.

The board of directors of the Company is pleased to announce that at the EGM, all the ordinary resolutions as set out in the notice of the EGM were duly passed by the Independent Shareholders of the Company by way of poll voting.

The poll results taken at the EGM were as follows:-

ORDINARY RESOLUTIONS		Number of Votes "FOR" (%)	Number of Votes "AGAINST" (%)
1	(a) To approve the agreement dated 12 November 2008 entered into between the Company and CITIC Group, details of which are set out in the Circular (b) To approve the increase in the authorised share capital of the Company from HK$1,200,000,000 divided into 3,000,000,000 Shares to HK$2,400,000,000 divided into 6,000,000,000 Shares by the creation of an additional 3,000,000,000 Shares (c) To authorise the directors of the Company or any committee thereof to do all acts and execute all documents they consider necessary or desirable to give effect to the transactions contemplated in this ordinary resolution no. 1	820,428,711 (99.9441%)	459,147 (0.0559%)
2	Subject to and conditional upon passing of ordinary resolution no. 1, to approve the Whitewash Waiver granted by the SFC, details of which are set out in the Circular	351,203,711 (99.9001%)	351,147 (0.0999%)

As more than 50% of the votes were cast in favour of each of the above resolutions, these resolutions were passed as ordinary resolutions at the EGM.

Changes to the shareholding in the Company as a result of conversion of the Convertible Bond

The following table illustrates the shareholding structure of the Company as at 12 November 2008, being the date of the announcement of the Company in relation to, among other things, the proposed issue of the Convertible Bond, and following conversion of the Convertible Bond (assuming the total number of Shares in issue as

at the date of conversion of the Convertible Bond remains unchanged, other than as a result of such conversion):

	As at 12 November 2008		Assuming the Convertible Bond is fully converted into Shares at HKD8.00 per Share	
Name of Shareholder	**No. of Shares**	**Approx. % to issued share capital of CITIC Pacific**	**No. of Shares**	**Approx. % to enlarged issued share capital of CITIC Pacific**
CITIC Group Concert Parties				
CITIC Group (through CITIC HK or its designated nominee)	645,611,285	29.438%	2,098,736,285	57.558%
Larry Yung Chi Kin	418,418,000	19.078%	418,418,000	11.475%
Henry Fan Hung Ling	50,640,000	2.309%	50,640,000	1.389%
Liu Jifu	840,000	0.038%	840,000	0.023%
Cai Xinghai	280,000	0.013%	280,000	0.008%
Zhuang Shoucang	200,000	0.009%	200,000	0.005%
Subtotal of CITIC Group Concert Parties (Note 1)	***1,115,989,285***	***50.885%***	***2,569,114,285***	***70.458%***
Other Directors				
Peter Lee Chung Hing	1,000,000	0.046%	1,000,000	0.027%
Carl Yung Ming Jie	300,000	0.014%	300,000	0.008%
Vernon Francis Moore	4,200,000	0.192%	4,200,000	0.115%
Li Shilin	300,000	0.014%	300,000	0.008%
Wang Ande	400,000	0.018%	400,000	0.011%
Hansen Loh Chung Hon	1,550,000	0.071%	1,550,000	0.043%
André Desmarais	10,145,000	0.463%	10,145,000	0.278%
Peter Kruyt	34,100	0.002%	34,100	0.001%
Other public Shareholders	1,059,230,775	48.295% (approximately)	1,059,230,775	29.051% (approximately)
Total	**2,193,149,160**	**100%**	**3,646,274,160**	**100%**

Note 1: Of these shareholders, Cai Xinghai who holds 280,000 Shares is a connected person of the Company as he is a director of subsidiaries of the Company. Zhuang Shoucang who holds 200,000 Shares is considered part of the Company's public float pursuant to rule 8.24 of the Listing Rules since he is not a connected person of the Company.

For and on behalf of
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 19 December 2008

Notes :

1. As at the date of the EGM, the total number of issued shares of the Company was 2,193,149,160 shares.

2. The total number of shares entitling the holder to attend and vote for or against the aforesaid ordinary resolution A at the EGM was 2,193,149,160 shares.

3. As stated in the Circular, CITIC Group and CITIC HK would and has abstained from voting on the aforesaid ordinary resolution no. 1. The total number of shares entitling the holder to attend and vote for or against the aforesaid ordinary resolution no. 1 at the EGM was 1,547,537,875 shares.

4. As stated in the Circular, CITIC Group Concert Parties consisting of CITIC Group, CITIC HK, Messrs Larry Yung Chi Kin, Henry Fan Hung Ling, Liu Jifu, Zhuang Shoucang and Cai Xinghai would and have abstained from voting on the aforesaid ordinary resolution no. 2. The total number of shares entitling the holder to attend and vote for or against the aforesaid ordinary resolution no. 2 at the EGM was 1,077,159,875 shares.

5. There was no share entitling the holder to attend and vote only against the resolutions at the EGM.

6. KPMG, Certified Public Accountants, was appointed as the scrutineer for the voting-taking at the EGM. The poll results were subject to scrutiny by KPMG, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by Tricor Tengis Limited, Share Registrars of the Company, to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Vernon Francis Moore, Li Shilin, Liu Jifu, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

END